

STAPLES

that was easy.

2011
Annual Report

Notice of Annual Meeting and Proxy Statement

We bring easy to your office.

   

Staples is the world's largest office products company and a trusted source for office solutions. The company provides products, services and expertise in office supplies, copy & print, technology, facilities and breakroom, and furniture. Staples invented the office superstore concept in 1986 and has annual sales of $25 billion, ranking second in the world in eCommerce sales. With 88,000 associates worldwide, Staples operates in 26 countries throughout North and South America, Europe, Asia and Australia, making it easy for businesses of all sizes and consumers. The company is headquartered outside Boston. More information about Staples (Nasdaq: SPLS) is available at www.staples.com/media.



Revenues ($B)[1]

	2007	2008	2009	2010	2011
	$19.4	$23.1	$24.3	$24.5	$25.0



Revenue Mix[2]

	2007	2008	2009	2010	2011
International Operations	14%	20%	21%	21%	21%
North American Retail	52%	41%	39%	39%	39%
North American Delivery	34%	39%	40%	40%	40%

■ North American Delivery
■ North American Retail
■ International Operations



Diluted Earnings Per Share
As Adjusted[3]

	2007	2008	2009	2010	2011
	$1.42	$1.29	$1.14	$1.27	$1.37



Cash Flow Generation ($M)
Operating Cash Flow

	2007	2008	2009	2010	2011
Total	$1,361	$1,686	$2,084	$1,446	$1,576
Capital Expenditures	$470	$378	$313	$409	$384
Free Cash Flow	$891	$1,308	$1,771	$1,037	$1,192

■ Free Cash Flow
■ Capital Expenditures



Dividends Per Share

	2007	2008	2009	2010	2011
	$0.29	$0.33	$0.33	$0.36	$0.40



Stores Open at Fiscal Year End

	2007	2008	2009	2010	2011
	2,038	2,218	2,243	2,281	2,295

1 – 2008 revenues include $4.2 billion of revenues from Corporate Express for the period July 2008–January 2009.

2 – 2008 revenue mix includes $2.3 billion of North American Delivery revenues and $1.9 billion of International revenues from Corporate Express for the period July 2008–January 2009.

3 – 2007 excludes a $38.0 million ($0.04 per share) charge related to the settlement of California wage and hour class action litigation. 2008 excludes $173.5 million ($0.16 per share) of charges related to integration and restructuring associated with Corporate Express. 2009 excludes $84.2 million ($0.08 per share) of charges related to integration and restructuring associated with Corporate Express, and a $42.0 million ($0.04 per share) charge related to the settlement of wage and hour class action litigation. 2010 excludes $57.8 million ($0.06 per share) of charges related to integration and restructuring associated with Corporate Express. 2011 excludes a $20.8 million ($0.03 per share) tax refund. Staples adjusts its operating results for such matters to provide a more meaningful measure of our normalized operating performance and assist with comparing prior periods and recognizing trends.

Please see the "Financial Measures & Other Data" section of the Investor Information portion of staples.com for further information and non-GAAP reconciliations.



Fellow Shareholders,

At Staples, we take great pride in our consistent execution and our ability to evolve and meet the changing needs of our customers. Throughout our 25 year history we've succeeded by setting aggressive goals, acquiring and retaining customers, and being accountable for our performance. We took the same approach in 2011 and made progress on many of our key initiatives, despite the challenging economic environment.

In 2011, we grew sales to $25 billion, drove eight percent earnings growth, and generated $1.2 billion in free cash flow. We returned nearly $900 million to shareholders through dividends and share repurchases, and we invested just under $400 million in capital expenditures to further differentiate our offering. While our industry leading financial results were solid, we continue to work hard and press our advantage to position the company for long term growth.

In North American Delivery, we did a good job with customer acquisition and retention and were once again recognized for our industry leading customer service. We made big investments to improve the functionality, performance and usability of Staples.com. These have helped to provide a better customer experience and build top-line momentum in this business. Over the past few years, we've invested in marketing, pricing, associate training, and an expanded assortment in adjacent categories like facilities and breakroom supplies. These are starting to pay off. During 2011, we achieved double-digit sales growth in the facilities and breakroom category and ended the year with an $800 million business in North American Delivery. We're in the final innings of the Corporate Express integration. During 2011, we completed our warehouse systems integration in North America and began the process of transitioning all of our Contract customers over to our new and improved ordering platform, StaplesAdvantage.com.

In North American Retail, we pulled back on new store openings and increased our focus on improving the productivity of our existing stores. We continued to make investments to become a leader in copy and print, business technology and technology services. In copy and print, we broadened our assortment and improved the quality of our offering. We also expanded our copy and print sales force to build on our low single-digit market share in this category. Over the past two years we've remodeled the technology area in more than half of our stores to improve how we sell and service technology products. This helped to drive strong sales growth in categories like tablets and e-readers, as well as our EasyTech business during 2011. We also made a big push into the mobile phone business to address an essential need of small business customers, and we now have a mobile department in 500 stores across the United States.

In International Operations, we had a difficult year on both the top and bottom-line, and we did not make progress against our profit improvement plans. While the International team did a good job controlling expenses, sales trends were much weaker than we anticipated. We were impacted by weak performance in both our European Retail and Australian businesses, as well as headwinds from the European debt crisis. Despite the difficult trends, we continued to drive solid top-line performance in the European Contract business. Over the past two years, we've had great success with the launch of our mid-market Contract offering in the United Kingdom, and during 2011 we introduced this concept in Germany. We also continued to reduce losses in emerging markets like China, and remain on a path to profitability. We expect the demand environment in International Operations to remain soft throughout 2012. We'll continue to carefully manage expenses and focus on re-establishing our value proposition with small business customers, as we work hard to gain share in these highly fragmented markets.

During 2011, we also celebrated our 25th anniversary. We took time to reflect on the history of our company, but most importantly we spent time thinking about our future and how we'll continue to evolve with the changing needs of our customers. Over the past year we've offset weakness in some of our core categories with robust growth in categories beyond office supplies, and we're focused on accelerating this trend going forward. We'll enhance our offering of technology products and services as we strive to become the only company small businesses turn to for expert technology advice and solutions. We'll provide customers who shop in our stores and on our web sites with a more seamless Staples experience. We'll leverage our successes in North America to drive improved performance across our International Operations. We'll simplify our operating model and streamline our cost structure and ensure that Staples' culture is one that continues to encourage innovation, tenacity and frugality.

We'll also remain committed to our sustainability strategy. We're proud of our ability to have a beneficial impact on the environment while meeting the needs of our customers. Our priorities include selling more sustainable products and services, offering easy recycling solutions, eliminating operational waste, maximizing energy efficiency, and becoming a sustainability leader in the global community.

We know that we're strengthening our competitive position, gaining market share in our core business, and building momentum in categories beyond office supplies. Over time, we're confident that we'll continue to win by staying true to our proven formula for success: take care of customers, strive for consistent execution, and invest wisely to drive long-term growth.

In closing, I would like to thank our customers, suppliers, and stakeholders for their continued trust. I'd like to thank our Board of Directors for their strong leadership and support. In particular I want to recognize Betsy Burton, who will retire from our Board in June 2012. Betsy was a strong leader and set a great example for the rest of our Board. Her knowledge, expertise, and commitment to our company made Betsy an invaluable resource during her 19 years of outstanding service. I'm also pleased that we are nominating Drew Faust to join our Board of Directors. Drew, president of Harvard University, brings a unique perspective and experience leading a large and complex global organization. I'd also like to thank John Mahoney, who after 16 years as Staples' chief financial officer transitioned out of this role at the end of 2011. John has been an integral member of my team, and I truly appreciate his commitment and support. Finally, I'd like to recognize our associates around the world for bringing to life our vision to be the world's most trusted source for office solutions.

Ron Sargent

Ron Sargent
Chairman of the Board and Chief Executive Officer
April 2012

SUMMARY OF 2011 STAPLES SOUL ACCOMPLISHMENTS

Staples Soul recognizes the close connection between our success and our ability to make a positive impact on our customers, our associates and the planet. We believe Staples Soul helps to make us an employer and neighbor of choice, differentiates our brand and allows us to grow profitably and responsibly.

In this summary, we've provided a snapshot of the progress we've made in all four of the Staples Soul pillars in 2011 — **community, ethics, diversity,** and **environment**. To learn more about Staples Soul, please visit www.staples.com/soul.

COMMUNITY

Staples brings education, hope and opportunity to communities where our customers and associates live and work. We contribute through large-scale initiatives as well as local, grassroots programs that promote goodwill and build strong community ties globally.

Progress update:

- Donated nearly $17 million to nonprofit organizations around the world during 2011 through Staples Foundation, corporate charitable giving programs and cause marketing efforts.

- Enabled associates globally to donate nearly $1.9 million to organizations they personally care about and support, and extended our 2011 Choose a Charity international associate voting program to include customers in Taiwan, China and Argentina.

- Launched company's first-ever global volunteer program, encouraging more than 3,000 associates from 26 countries to volunteer nearly 33,000 hours to their local communities.

- Established formal associate volunteer partnerships to commence in 2012 in Germany with Kinder-Biennale, in the UK with the Whitehorse Youth Center, in India with Muktangan, in China with Junior Achievement, and in Brazil with CARE.

- Continued success and collective momentum of Staples associates and customers in support of the annual U.S. back-to-school cause marketing program, the Staples for Students school supply drive, by putting more than $800,000 worth of school supplies into the hands of youth who need them.

- Enabled Boys & Girls Clubs of America youth to develop and lead more than 230 service projects around the U.S. to meet the needs of their neighborhoods and address important issues facing their communities.

- Launched partnership with Students in Free Enterprise in Australia and New Zealand, with Staples associates judging the national competition.

ETHICS

We believe that doing right is just as important as doing well. We hold ourselves to the highest standards of honesty, fairness and integrity, and continually implement strategies to ensure ethical conduct — from the boardroom to the supply chain to the store. Our strong ethical foundation, demonstrated in the daily actions of Staples' associates around the world, builds the value of our brand, strengthens our relationships with our stakeholders, and ensures our continued success.

Progress update:

- Introduced updated Staples' Code of Ethics, helpline, and training and awareness program in every business unit and function worldwide. The Ethics and Compliance program is operational in 17 languages across all countries in which Staples operates.

- Established a new Ethics scorecard that allows senior leaders and the Audit Committee of the Board of Directors to monitor compliance with program requirements.

- Created a monitoring and measurement framework to assess how well we are preventing, detecting and responding to ethics and compliance risks. As part of this framework, we embedded ethics questions into our HR global engagement survey and redesigned our quarterly Audit Committee report to improve oversight.

- Continued to strengthen our FCPA/anti-corruption compliance program, particularly in our high growth markets. We finished rolling out anti-corruption training for key roles and locations, provided training to local "ethics liaisons" to spot potential ethics and compliance issues and help ensure they are escalated to the right people, and continued to partner with Finance and Internal Audit to strengthen internal controls. In addition, we designed and conducted on-site program assessments in Brazil and Argentina.

- Updated the Staples' Supplier Code of Conduct, modifying several sections as well as adding an Environmental and a Business Ethics sections. The Code is designed to ensure that workers making Staples brand products are treated fairly, with dignity and respect, and that our suppliers operate in an ethical and environmentally sustainable manner. We audit every factory that supplies Staples brand products if they are located in a designated "at risk" country for compliance to our Code. In 2011 we completed 301 Social Accountability factory audits.

DIVERSITY

Staples' commitment to diversity and inclusion stems from our recognition that being a successful company requires people with rich backgrounds and diverse perspectives. We know that differences in age, race, gender, nationality, sexual orientation, physical ability, background and thinking style allow us to be more innovative as a company. We believe that attracting, developing and retaining an associate base that reflects the diversity of our customers is essential to our success. Our diverse workforce and network of suppliers strengthens relationships with our customers and gives us the flexibility to adapt to the ever-changing global marketplace. At Staples, we recognize that, at every level, the best performance will come from people who understand and appreciate this commitment.

Progress Update:

- Increased our number of Associate Resource Groups to seven by adding a Young Professionals group in Massachusetts and our first international group, Gender Balance, in Amsterdam. Our groups continue to provide members with a collective voice, a formal community, a sense of empowerment and decision-making, deeper engagement in the company, a focus on commonalities and a forum to celebrate differences. Staples Associate Resource Groups are key business partners that support our Company of Choice strategy and commitment to global diversity and inclusion.

- In addition to the ongoing Business Woman of the Year contest in Australia and New Zealand, we held two additional Business Woman of the Year contests in the U.S. and Canada. These contests are intended to recognize and appreciate the talented women at Staples who positively impact our company, our customers and our communities.

- Supplier Diversity won two awards for its exceptional support of certified women owned business enterprises. "Corporation of the Year" from the Center for Women in Enterprise (CWE Boston) and one of "America's Top Corporations" from the Women's Business Enterprise National Council (WBENC).

- Joined the National Gay and Lesbian Chamber of Commerce (NGLCC) as a corporate member in support of its Supplier Diversity Initiative.

- Started an International Women's Mentoring Program in 2011 to nurture and develop the female talent within our organization by matching individuals with senior leadership in a mentoring capacity. We intend to establish mentoring as one of the core strategies to break down barriers to women's career advancement and to increase female representation in senior leadership roles. Also expanded our U.S. Mentoring Program in Colorado, and piloted a very successful group mentoring format to provide a less traditional approach to mentoring.

- In Australia and New Zealand, we launched Indigenous products for stationery, paper coffee cups, corporate gifts and printers, and expanded the definition of supplier diversity to include Australian Disability Enterprises.

- Staples Italy was recognized for its commitment to gender diversity with the E-quality Award, issued by Regione Piemonte. The team was honored for their diversity, as well as other key initiatives such as maternity support.

ENVIRONMENT

At Staples, our vision is to generate business and environmental benefits — for ourselves, our customers and our communities — by leading the way in sustainable business practices.
We're working to achieve this vision through a continued focus on sourcing more sustainable products; improving our offering of recycling and other green services; maximizing our energy efficiency and renewable energy use; and eliminating waste.

In 2011, we communicated several new global sustainability goals and continued to work in several program areas to help move us closer to our sustainability vision.

Progress Update:

- Continued the implementation of our "Race to the Top" initiative, launched in 2010, by engaging with key suppliers to find innovative solutions for reducing the environmental impact of packaging and product design and manufacturing. This program is a key method for reaching our goal to reduce the use of packaging materials in the U.S. by 20% by 2020, from a 2010 baseline.

- Recycled more than 67 million ink and toner cartridges and 13 million pounds of technology waste in the U.S. Our goal is to recycle 100 million ink and toner cartridges and 40 million pounds of technology waste globally each year by 2020. We also have a goal to reduce waste to landfills by 25% globally by 2020 from a 2010 baseline.

- At the end of 2011, Staples had 286 facilities in the U.S. that have received the ENERGY STAR® for buildings certification. Our goal is to have 500 locations certified by end of 2012, and 50% of our active locations certified by 2020.

- At the end of 2011, Staples had 36 solar installations at 33 of our facilities, and purchased more than 340 million kWh of green power in the form of renewable energy certificates in 2011. Globally, we aim to reduce the electrical intensity of our global operations by 25% and our global carbon emissions by 50% by 2020 from a 2010 baseline.

- Used 53 all-electric trucks to make deliveries to customers in multiple markets in the U.S. The trucks meet all of our performance requirements and help reduce fuel costs and air pollution. In 2011, our U.S. fleet fuel economy was 10 miles per gallon. Our goal is to improve our fleet economy by 15% by 2015 from a 2010 baseline.

- Offered more than 10,000 products with environmental features in stores and online in the U.S., as well as "green" copy and print services and product recycling programs. In Europe, we introduced a new Staples branded 100% recycled paper product; in Australia, we introduced an Australian-made carbon neutral alternative for one of our best-selling copy paper products; and in Canada, we introduced a copy paper ream produced from bagasse, or sugar cane waste. We seek to drive increased sales of more environmentally responsible products globally and to measure and report on "green" product sales starting in 2012.

- Obtained ISO14001 certification in Norway to add to existing certifications across Canada, Australia, the United Kingdom, the Netherlands, France, Denmark, Sweden, Germany, and Portugal.

- Reduced electrical consumption by 12% and natural gas consumption by 19% in our Canadian retail stores since 2010 through the use of centralized lighting and temperature set point controls, a "Lights Out" educational campaign, and lamp replacements and improvements.

- Achieved European GreenLight Certification with Encon at Staples Belgium for the use of energy efficient lighting.

- Together with selected manufacturers donated approximately 2% of sales of our EasyTree products from our extensive EcoEasy range to the Protection of German Forests.

SOUL RECOGNITION

Thanks to the collaborative effort of our leadership team and our associates globally to drive progress across all of our Soul pillars, several organizations recognized Staples in 2011 for excellence in corporate responsibility.

- For the eighth consecutive year, selected as a component of the Dow Jones Sustainability Indexes (DJSI) for 2011/12.

- Ranked #2 among retailers and #17 overall in the Newsweek Green Rankings for 2011, which ranks the environmental efforts of the largest 500 companies in the U.S.

- Named one of the Top 50 Companies for Diverse Managers to Work by Diversity MBA.

- Received a 100 (perfect score) on the Human Rights Campaign Corporate Equality Index. Also named one of the "Best Places to Work for LGBT Equality."

- EPA Green Power Partner recognition: ranked #5 among all retailers, #7 among Fortune 500 companies and #9 in the U.S. (as of January 2012).

- Selected as EPA ENERGY STAR® Partner of the Year for Energy Management for 2011.

- Recognized as one of Diversity Inc.'s 25 Noteworthy Companies.

- Recognized by The Boston Club for having three women on our Board of Directors.

- Named a finalist in Australia for the 2011 Equal Opportunity for Women in the Workplace Agency Business Achievement Award in celebration of our inclusive workplace and the importance placed on diversity in our business.

- Shortlisted for the European Office Products Industry CSR Award for the second consecutive year in recognition of our comprehensive CSR offering.

- Shortlisted for the 2011 Corporate Social Responsibility Award with Chambers Ireland for our EcoEasy product offering.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

Notice of Annual Meeting of Stockholders to be held
on June 4, 2012

The Annual Meeting of Stockholders of Staples, Inc. will be held at The Ritz Carlton, 181 Wellington Street West, Toronto, Ontario, Canada on June 4, 2012 at 4:00 p.m., local time, to consider and act upon the following matters:

(1) To elect twelve members of the Board of Directors to hold office until the next Annual Meeting of Stockholders or until their respective successors have been elected or appointed.

(2) To approve an Amendment to the Company's Restated Certificate of Incorporation to allow stockholder action by majority written consent, as described in the accompanying proxy statement.

(3) To approve, on an advisory basis, named executive officer compensation.

(4) To approve the Company's Amended and Restated Long Term Cash Incentive Plan.

(5) To approve the Company's Amended and Restated Executive Officer Incentive Plan.

(6) To approve the Company's 2012 Employee Stock Purchase Plan.

(7) To ratify the selection by the Audit Committee of Ernst & Young LLP as Staples' independent registered public accounting firm for the current fiscal year.

(8) To act on a stockholder proposal, if properly presented.

(9) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on April 9, 2012 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

By Order of the Board of Directors,

Cynthia Pevehouse, *Corporate Secretary*

Framingham, Massachusetts
April 23, 2012

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE SUBMIT YOUR PROXY (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. FOR SPECIFIC INSTRUCTIONS, PLEASE REFER TO THE QUESTIONS AND ANSWERS BEGINNING ON THE FIRST PAGE OF THE PROXY STATEMENT AND THE INSTRUCTIONS ON THE PROXY CARD RELATING TO THE ANNUAL MEETING.

"STREET NAME" HOLDERS WHO PLAN TO ATTEND THE MEETING WILL NEED TO BRING A COPY OF A BROKERAGE STATEMENT REFLECTING THEIR STOCK OWNERSHIP IN STAPLES, INC. AS OF THE RECORD DATE.

TABLE OF CONTENTS

PROXY STATEMENT

For the Annual Meeting of Stockholders on June 4, 2012

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Staples, Inc. ("we," "Staples" or the "Company") for use at the Annual Meeting of Stockholders ("2012 Annual Meeting" or the "Annual Meeting") to be held on June 4, 2012 beginning at 4:00 p.m., local time, at The Ritz Carlton, 181 Wellington Street West, Toronto, Ontario, Canada and at any adjournment or postponement of that meeting. On or about April 23, 2012, we are either mailing or providing notice and electronic delivery of these proxy materials together with an annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the "2011 fiscal year") and other information required by the rules of the Securities and Exchange Commission (the "2011 Annual Report").

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

For the Annual Meeting of Stockholders on June 4, 2012

This proxy statement and our 2011 Annual Report are available for viewing, printing and downloading at *www.proxyvote.com*.

You may request a copy of the materials relating to our annual meeting, including the proxy statement, form of proxy for our 2012 Annual Meeting and the 2011 Annual Report, at *www.proxyvote.com*, or by sending an email to our Investor Relations department at *investor@staples.com* or by calling (800) 468-7751.

INFORMATION ABOUT THE ANNUAL MEETING, VOTING AND OTHER STOCKHOLDER MATTERS

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting, including:

- to elect directors;

- to approve an Amendment to our Restated Certificate of Incorporation to allow stockholder action by majority written consent;

- to approve, on an advisory basis, named executive officer compensation;

- to approve our Amended and Restated Long Term Cash Incentive Plan;

- to approve our Amended and Restated Executive Officer Incentive Plan;

- to approve our 2012 Employee Stock Purchase Plan;

- to ratify our independent registered public accounting firm; and

- to consider a stockholder proposal, if properly presented.

Stockholders may also consider such other business as may properly come before the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, April 9, 2012, are entitled to receive notice of the Annual Meeting and to vote their shares of our common stock at the meeting, or any postponement or adjournment of the meeting. Holders of shares of our common stock are entitled to one vote per share and all votes will be confidential.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (through a bank, broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership in Staples as of the record date to be allowed into the meeting. You may obtain directions to the location of our 2012 Annual Meeting by writing, emailing or calling our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of a majority of the shares of our common stock outstanding on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, 691,935,236 shares of our common stock were outstanding and entitled to vote. Proxies that are received and marked as abstentions and broker non-votes (where a broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voting instruction card from your bank, broker or other nominee for the Annual Meeting. If you received a notice of Internet availability of proxy materials, the notice will contain instructions on how to access and review the proxy materials online and how to obtain a paper or electronic copy of the materials, which will include the proxy statement, the 2011 Annual Report and a proxy card or voting instruction card, as well as instructions on how to vote either at our Annual Meeting, over the Internet, by telephone or by mail.

If you are a stockholder as of the record date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting. If you complete, sign and return your proxy card, it will be voted as you direct. If the shares you own are held in "street name" by a bank, broker or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares.

What if I sign and return my proxy or instruction form but do not provide voting instructions?

If no choice is specified on a signed proxy card, the persons named as proxies will vote:

- "FOR" the election of all director nominees (and any substitute nominees selected by our Board if any present nominees should withdraw);
- "FOR" the approval of the Amendment to our Restated Certificate of Incorporation to allow stockholder action by majority written consent;
- "FOR" the approval, on an advisory basis, of named executive officer compensation;
- "FOR" the approval of our Amended and Restated Long Term Cash Incentive Plan;
- "FOR" the approval of our Amended and Restated Executive Officer Incentive Plan;
- "FOR" the approval of our 2012 Employee Stock Purchase Plan;
- "FOR" the ratification of Ernst & Young as our independent registered public accounting firm;
- "AGAINST" the stockholder proposal; and
- On any other matters properly brought before the Meeting, in accordance with the best judgment of the named proxies.

If the shares you own are held in "street name" as noted above, under applicable stock exchange rules, if you do not give instructions to your bank, broker or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of "non-discretionary" items, the shares that do not receive voting instructions will be treated as "broker non-votes." The only item at the 2012 Annual Meeting that is "discretionary" is the ratification of Ernst & Young as our independent registered public accounting firm. The other items are "non-discretionary."

Can I submit a proxy over the Internet or by telephone?

If you are a registered stockholder (meaning you hold your stock in your own name), you may submit a proxy over the Internet by following the instructions at *www.proxyvote.com* or by telephone by calling (800) 690-6903. Proxy submissions over

the Internet or by telephone are valid under Delaware law. If your shares are held in "street name," you will need to contact your bank, broker or other nominee to determine whether you will be able to submit a proxy over the Internet or by telephone.

Can I change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a stockholder at any time before it is exercised at the Annual Meeting by delivering to our Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

What is the vote required to approve each matter?

Election of Directors. A nominee will be elected as a director at the Annual Meeting if the votes cast "for" such nominee exceed the votes cast "against" such nominee, as long as the only director nominees are those individuals set forth in this proxy statement.

Amendment to the Company's Restated Certificate of Incorporation to Allow Stockholder Action by Majority Written Consent. The affirmative vote of a majority of the outstanding shares of our common stock as of the close of business on April 9, 2012 is required to approve the Amendment to our Restated Certificate of Incorporation to allow stockholder action by majority written consent. Accordingly, abstentions and broker non-votes will have the effect of a vote "Against" this proposal.

Named Executive Officer Compensation. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve the named executive officer compensation. This proposal is an advisory vote and is non-binding. Although no action is required to be taken, even if approved by a majority of votes cast, our Compensation Committee of our Board of Directors considers the results of the voting in making future compensation decisions for our named executive officers.

Amended and Restated Long Term Cash Incentive Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve the Amended and Restated Long Term Cash Incentive Plan.

Amended and Restated Executive Officer Incentive Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve the Amended and Restated Executive Officer Incentive Plan.

2012 Employee Stock Purchase Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve the 2012 Employee Stock Purchase Plan.

Independent Registered Public Accounting Firm. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required for the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. This proposal is non-binding.

Non-Binding Stockholder Proposal to Require Senior Executives to Hold 75% Net After-Tax Shares Acquired Through Compensation Plans and Prohibition on Hedging of Held Shares. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve the non-binding stockholder proposal regarding a requirement for senior executives to hold at least 75% net after-tax shares acquired through compensation plans and prohibition on hedging of held shares. Because the stockholder proposal is a non-binding resolution, we will not be required to take the requested action if the proposal is approved; however, we will reevaluate our recommendation if such proposal is approved.

A "majority of votes cast" means the number of "FOR" votes exceeds the number of "AGAINST" votes. Therefore, other than the proposal to approve the Amendment to our Restated Certificate of Incorporation to allow stockholder action by written consent discussed above, a proxy marked "Abstain" with respect to any proposal will not have any effect on the outcome of the vote on that proposal and, similarly, broker non-votes will not be counted as votes cast with respect to such proposal and therefore will have no effect on the outcome of the vote on that proposal.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board does not know of any other matters which may come before the meeting, other than the matters described in this proxy statement. Should any other matter requiring a vote of our stockholders arise and be properly presented at the Annual Meeting, the proxy for the Annual Meeting confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote, or otherwise act, with respect to any such matter in accordance with their best judgment.

Our Board encourages stockholders to attend the Annual Meeting. Whether or not you plan to attend, you are urged to submit your proxy. Prompt response will greatly facilitate arrangements for the meeting and your cooperation is appreciated. Stockholders who attend the Annual Meeting may vote their stock personally even though they have sent in their proxies.

Solicitation

All costs of soliciting proxies will be borne by Staples. D.F. King & Co., Inc. has been retained to assist in soliciting proxies at a fee of $13,000, including expenses. We also have engaged Broadridge Investor Communication Solutions to serve as the inspector of elections and to assist us with planning and organizational matters, along with certain ministerial services, in connection with the proxy solicitation process at a cost of approximately $5,000. In addition to solicitations by mail, our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, electronic communication and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their related out-of-pocket expenses.

Stockholder Proposals

Other than the stockholder proposal set forth in this proxy statement, we did not receive any other stockholder proposals or nominations for director candidates that must be presented at our 2012 Annual Meeting. The proposal was received prior to December 27, 2011, the deadline for stockholders who wished to present proposals and wanted such proposals to be included in the proxy materials. In accordance with our by-laws, in order for a stockholder to present a proposal or nominate a director candidate for election at our 2012 Annual Meeting but not have such proposal included in the proxy materials, the stockholder must have provided us with advance written notice by March 9, 2012. If a stockholder gives us notice of a proposal or nomination after the March 9, 2012 deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the 2012 Annual Meeting.

Stockholders who intend to present proposals at our 2013 Annual Meeting and want us to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary. Such proposals must be received at our principal corporate offices at 500 Staples Drive, Framingham, Massachusetts 01702 not later than December 24, 2012 and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for our 2013 Annual Meeting.

If a stockholder wishes to present a proposal or nominate a director candidate for election at our 2013 Annual Meeting and the proposal or nomination is not intended to be included in our proxy statement for such meeting, the stockholder must give us advance notice and provide the information required by our by-laws, including but not limited to, information regarding the identity of the stockholder or beneficial owner, their holdings in Staples securities, agreements or compensation relating to such nomination or matter, and any derivatives or other arrangements to mitigate risk or change voting power. If a stockholder gives notice of such a proposal or nomination after the applicable deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the meeting. For our 2013 Annual Meeting, our Corporate Secretary generally must receive such a notice at 500 Staples Drive, Framingham, Massachusetts 01702 not later than 90 days and no earlier than 120 days prior to the first anniversary of our 2012 Annual Meeting. However, if the date of our 2013 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be received not earlier than 120 days prior to the 2013 Annual Meeting and not later than the later of (i) the 90th day prior to the 2013 Annual Meeting and (ii) the tenth day following the day on which public announcement of the date of the 2013 Annual Meeting is made or notice for the 2013 Annual Meeting was mailed, whichever occurs first.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of our proxy statement, annual report or notice of Internet availability of proxy materials may be sent to multiple stockholders in a household, which helps us reduce our printing costs and postage fees and helps the environment by using less paper. However, we will promptly deliver a separate copy of these documents to you if you write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751. If you want to receive separate copies of the proxy statement, annual report or notice of Internet availability of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, email or phone number.

Electronic Delivery of Stockholder Communications

If you received a hard copy of your Annual Meeting materials by mail, we encourage you to conserve natural resources, as well as help us reduce our printing and mailing costs, by **signing up to receive or access your stockholder communications via e-mail.** To sign up for electronic delivery or access, visit *www.proxyvote.com*. Your electronic delivery or access enrollment will be effective until you cancel it, which you may do at any time by following the procedures described at the web site listed above. If you have questions about electronic delivery or access, please write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

Securities and Exchange Commission Filings

We file annual, quarterly and current reports, as well as other information with the Securities and Exchange Commission. You may read and copy any document that we file with the Securities and Exchange Commission at its Internet website at www.sec.gov or at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. If you would like to receive a copy of our Annual Report on Form 10-K for our 2011 fiscal year, or any of the exhibits listed therein, please call or submit a request in writing to Investor Relations, Staples, Inc., 500 Staples Drive, Framingham, MA 01702, telephone (800) 468-7751, and we will provide you with the Annual Report without charge, or any of the exhibits listed therein upon the payment of a nominal fee (which fee will be limited to the expenses we incur in providing you with the requested exhibits).

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth the beneficial ownership of our common stock held as of April 9, 2012 by each person who is known by us based on schedule 13G filings to beneficially own more than 5% of the outstanding shares of our common stock, and as of April 9, 2012 by (1) each current director and nominee for director; (2) each of the named executive officers listed in the Summary Compensation Table included elsewhere in this proxy statement; and (3) by all current directors and executive officers as a group:

Name of beneficial owner	Number of Shares beneficially owned (1)		Number of shares acquirable within 60 days (2)	Percentage of common stock beneficially owned (3)
5% Stockholders (4)				
BlackRock, Inc. (5) 40 East 52nd Street New York, NY 100222	35,977,011		—	5.20%
Directors, Nominees for Director and Named Executive Officers				
Basil L. Anderson	188,725	(6)	91,367	*
Arthur M. Blank	104,735		136,367	*
Mary Elizabeth Burton	68,729		181,367	*
Joseph G. Doody	370,513		680,354	*
Drew G. Faust	—		—	—
Justin King	34,183		82,367	*
John J. Mahoney	427,272	(7)	1,514,071	*
Carol Meyrowitz	42,003		77,867	*
Michael A. Miles, Jr.	403,447		1,589,071	*
Rowland T. Moriarty	428,499	(8)	136,367	*
Robert C. Nakasone	298,426	(9)	181,367	*
Demos Parneros	406,935	(10)	830,354	*
Ronald L. Sargent	2,021,063	(11)	4,027,959	*
Elizabeth A. Smith	38,636		41,954	*
Robert E. Sulentic	80,837	(12)	82,367	*
Vijay Vishwanath	43,087		86,867	*
Paul F. Walsh	172,034	(13)	181,367	*
All current directors and executive officers as a group (18 persons)	5,230,054		10,052,805	2.18%

*Less than 1%

(1) Each person listed has sole investment and/or voting power with respect to the shares indicated, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. Amounts listed in this column do not reflect shares issuable upon the exercise of stock options available on April 9, 2012 or within 60 days thereafter.
(2) Reflects shares issuable upon the exercise of stock options available on April 9, 2012 or within 60 days thereafter.
(3) Number of shares deemed outstanding includes 691,935,236 shares of our common stock outstanding as of April 9, 2012 and any options for shares that are exercisable by such beneficial owner on April 9, 2012 or within 60 days thereafter.
(4) Ownership percentages were obtained from Schedule 13G filings and reflect the number of shares of common stock held as of December 31, 2011.

(5) As set forth in a Schedule 13G filed on February 9, 2012, BlackRock, Inc. had, as of December 31, 2011, sole dispositive power and sole voting power with respect to all of the shares.

(6) Includes 12,000 shares owned by Mr. Anderson's wife.

(7) Includes 33,848 shares owned by the John Mahoney 2008 Irrevocable Trust

(8) Includes 25,235 shares owned by Dr. Moriarty's children, of which Dr. Moriarty disclaims beneficial ownership.

(9) Includes 165,085 shares owned by the Robert C. Nakasone Trust and 98,814 shares owned by Nakasone Capital LLC.

(10) Includes 2,610 shares that may be distributed from a 401(k) plan account.

(11) Includes 43,577 shares owned by Sargent Family LLC, 2,910 shares owned by Ronald L. Sargent 2007 Grantor Retained Annuity Trust, 49,598 shares owned by Ronald L. Sargent Revocable Trust, 19,313 shares owned by Jill Sargent Irrevocable Trust, 19,313 shares owned by Ronald L. Sargent Irrevocable Trust, 619,174 shares owned by Sargent Partners LLC and 204,000 shares owned by Ronald L. Sargent 2011 Grantor Retained Annuity Trust. Includes 5,506 shares owned by Sargent Family Foundation of which Mr. Sargent disclaims beneficial ownership. Also includes 2,707 shares that may be distributed from a 401(k) plan account.

(12) Includes 300 shares held by Mr. Sulentic's daughter.

(13) Includes 247 shares held by Paul F. Walsh, IRA and 160,415 shares held by the Walsh Family Trust.

CORPORATE GOVERNANCE

Highlights

We have a long history of being committed to following the best practices of corporate governance that are in the best interests of our business and all of our stockholders. We have a consistent track record of listening and being thoughtfully responsive to our stockholders. This year, we further demonstrated this commitment by taking the following actions:

- **Corporate Governance Outreach Program**. In 2011, we conducted our third annual corporate governance outreach program, during which we solicited feedback from our larger institutional investors, labor unions, pension funds, corporate social responsibility investors and proxy advisory groups. We approached stockholders representing approximately 75% of our shares and engaged in a constructive dialogue with stockholders representing more than 25% of our shares to hear their perspectives on various governance matters, as well as our executive compensation program. The results were shared with our Nominating and Corporate Governance Committee and Compensation Committee, as well as with the entire Board of Directors. We believe that the outreach program is very beneficial to our understanding of the issues that are important to our stockholders and also highlights for us the divergent opinions among our stockholders.

- **Stockholder Action by Majority Written Consent.** At the 2012 Annual Meeting, stockholders will be able to vote on a proposal recommended by our Board to amend our certificate of incorporation to allow stockholders to act by majority written consent. As discussed in the "Approval of Amendment to our Restated Certificate of Incorporation to Allow Stockholder Action by Majority Written Consent" section of this proxy statement, this amendment represents a thoughtful response to the votes of stockholders at our 2010 and 2011 annual meetings in favor of a stockholder proposal requesting this right, and incorporates valuable stockholder input, including on appropriate procedural safeguards, received in the course of our corporate governance outreach program.

- **Changes to our Executive Compensation Program.** As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, in accordance with our commitment to sound executive compensation governance practices, and in response to last year's advisory vote on executive compensation and the feedback from our corporate governance outreach program, we made changes to the 2012 executive compensation program. Specifically, we have revised the goals in our long term cash incentive program from annual goals to a three year cumulative goal, revised pay mix to decrease the use of stock options and increase the use of performance based long term cash incentives, revised long term incentives to target market median rather than 75th percentile and revised annual and long term incentive goals to include different measures of performance.

- **Enhanced Disclosures Under our Political Contributions Policy**. In March 2012, in response to increasing general interest in corporate political activities, our Board proactively revised our political contributions policy to provide for enhanced disclosure of the political activities of trade associations with which we are affiliated and our lobbying activities. We have historically provided an annual report on monetary political contributions from corporate funds on our website and the additional information required by our revised policy will appear on our website in early 2013 in our political contributions annual report covering fiscal year 2012.

You can learn more about our current corporate governance principles and review our Corporate Governance Guidelines, committee charters, Corporate Political Contributions Policy Statement, Code of Ethics and other significant policies at

www.staples.com in the Corporate Governance section of the Investor Information portion of our web site. We comply with the corporate governance requirements imposed by the Sarbanes-Oxley Act, Securities and Exchange Commission and NASDAQ Stock Market. We will continue to modify our policies and practices to meet ongoing developments in this area. While we have discussed many features of our corporate governance principles in other sections of this proxy statement, some of the highlights are:

- **Annual Election of Directors.** Our directors are elected annually for a term of office to expire at the next Annual Meeting (subject to the election and qualification of their successors).
- **Majority Voting.** Under our by-laws, in uncontested elections, our directors are elected if the votes cast "for" the director's election exceed the votes cast "against" the director's election. If an incumbent director in an uncontested election does not receive the required number of votes "for" his or her election, our Corporate Governance Guidelines provide that such incumbent director must tender his or her resignation from our Board.
- **No Stockholder Rights Plan.** We do not currently have a stockholder rights plan in effect and are not considering adopting one. Our Board has adopted a stockholder rights plan policy under which we will adopt a stockholder rights plan only if the plan has been approved by stockholders either in advance or within 12 months of its adoption by our Board.
- **No Supermajority Provisions in our Certificate of Incorporation.** We have no supermajority voting requirements under our certificate of incorporation.
- **25% Threshold for Stockholders to Call Special Meetings.** Our by-laws provide that stockholders who own in the aggregate 25% or more of our outstanding stock may call special meetings.
- **Annual Review of Board Leadership Structure.** As described in more detail below, every year our Board evaluates its leadership structure and based on a recommendation from the Nominating and Corporate Governance Committee determines whether there should be an independent Chairperson of the Board or an independent Lead Director.
- **Strong Lead Director Role.** Among many other responsibilities, our independent Lead Director ensures that independent directors meet in executive sessions, coordinates the annual performance review of our Chief Executive Officer, and works with the Chairperson of the Board to establish the agenda for each Board meeting. Additional information about the responsibilities of our independent Lead Director can be found under the section of this proxy statement called "Board Leadership Structure".
- **Succession Planning Process.** As required by our Corporate Governance Guidelines, our Nominating and Corporate Governance Committee continually reviews succession planning as it relates to the Chief Executive Officer. To assist in this process, the Chief Executive Officer prepares an annual report on succession planning for himself and other key senior leadership positions. The report is part of a proactive enterprise wide annual talent management process. In addition, on a continuing basis, the Chief Executive Officer is required to provide recommendations regarding his successors should he become disabled unexpectedly.
- **Independent Board.** Our Board is comprised of all independent directors, except for our Chief Executive Officer.
- **Independent Board Committees.** All members of our Audit, Compensation, Finance and Nominating and Corporate Governance Committees are independent directors, and none of such members receives compensation from us other than for service on our Board of Directors or its committees.
- **Committee Authority to Retain Independent Advisors.** Each of the Audit, Compensation, Finance and Nominating and Corporate Governance Committees has the authority to retain independent advisors, with all fees and expenses to be paid by Staples.
- **Independent Compensation Consultant.** Under the Compensation Committee's charter, we are prohibited from engaging any independent compensation advisor that performs other services for the Company.
- **Audit Committee Policies and Procedures.** Under its charter, the Audit Committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act) to be provided by our independent registered public accounting firm. In conjunction with the Audit Committee, we have adopted policies prohibiting (1) executive officers from retaining our independent registered public accounting firm to provide personal accounting or tax services and (2) Staples, without first obtaining the Audit Committee's approval, from filling an officer level position in the finance department with a person who was previously employed by our independent registered public accounting firm.
- **Recoupment Policy.** We have a recoupment policy whereby we provide for forfeiture and recovery of undeserved cash, equity and severance compensation from an employee who engages in harmful or unethical behavior such as intentional deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of our Code of Ethics or breach of employee agreements.
- **Stock Ownership Guidelines.** Our stock ownership guidelines require our non-employee directors to own a minimum level of equity in Staples worth at least five times the annual Board cash retainer (currently $75,000), or $375,000. These guidelines also require minimum equity ownership levels for the named executive officers listed in this proxy statement, including our Chief Executive Officer, who must own equity in Staples worth at least five times his annual salary.

Director Independence

Our Board of Directors, in consultation with our Nominating and Corporate Governance Committee, determines which of our directors, including new nominees, are independent. Our Corporate Governance Guidelines provide that directors are "independent" if they (1) meet the definition of "independent director" under the NASDAQ listing standards (subject to any further qualifications required of specific committee members under the NASDAQ listing standards) and (2) in our Board's judgment, do not have a relationship with Staples that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Nominating and Corporate Governance Committee reviews the standards for independence set forth in our Corporate Governance Guidelines periodically and recommends changes as appropriate for consideration and approval by our Board.

In accordance with our Corporate Governance Guidelines, our Board has determined that all of our directors and our new nominee are independent except Mr. Sargent, who is employed as our Chief Executive Officer. In determining independence, our Board considered all the available relevant facts and circumstances, including the following:

- Neither we nor any of our subsidiaries has employed or otherwise compensated the independent directors or new nominee other than for service on our Board and its committees during the past three years.
- We have not employed or otherwise compensated any family members (within the meaning of the NASDAQ listing standards) of the independent directors or new nominee during the past three years.
- None of the independent directors, the new nominee or their family members is a partner of our independent registered public accounting firm or was a partner or employee of such firm who worked on our audit during the past three years.
- None of our executive officers is on the compensation committee of the board of directors of a company that has employed any of the independent directors, our new nominee or their family members during the past three years.
- No family relationships exist between any of our directors, our new nominee or executive officers.
- During the past three years, none of our directors, our new nominee or executive officers has had a material direct or indirect business relationship with us or a "related party transaction" as described below.

Certain Related Business Transactions and Other Disclosures

Our written Code of Ethics sets forth the general principle that our directors, executive officers and other associates should avoid any situation that could be perceived as a conflict of interest, regardless of the dollar amount involved. This principle is also reflected in our written Corporate Governance Guidelines ("Guidelines") and the written materials that we use to educate associates about conflict of interest guidelines. For example, under the Guidelines, if an actual or potential conflict of interest develops for any reason, including, without limitation, because of a change in business operations of the Company or because of a director's circumstances, the director should immediately report the matter to our General Counsel, who should then report the matter to the Nominating and Corporate Governance Committee ("Committee") for review and determination. In the event there is a significant conflict, the director must resign or the conflict must be resolved. Additionally, under the Guidelines, any director who wishes to join the board of directors of another company must provide written notice to the chairperson of the Committee. The chairperson of the Committee, after consultation with our General Counsel, will then respond to the director with a resolution. We also ask each of our executive officers and directors to fill out questionnaires every year to help enable us to identify if a potential conflict of interest exists. Our Code of Ethics, Guidelines and the charters for all the committees of our Board are available at *www.staples.com* in the Corporate Governance section of the Investor Information webpage.

There may be times when a commercial relationship involving our directors, executive officers or their family members is beneficial to us and is not likely to raise material conflict of interest issues. Our Code of Ethics provides the following guidelines for certain types of commercial relationships:

- Executive officers cannot serve as a director for one of our customers or suppliers unless (1) the supplier's or customer's annual business with Staples is less than 5% of such company's annual revenues, (2) the executive officer agrees not to participate or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and the supplier or customer, and (3) the executive officer obtains written approval from our Chief Executive Officer ("CEO") or, if the executive officer is the CEO, written approval from the Committee.
- Executive officers and directors must not make or hold financial investments in a company that is one of our suppliers or customers unless (1) the annual sales to or purchases from us are less than 5% of such company's annual revenues or (2) if such person's ownership interest is both passive and insignificant and (3) for a private company, such person obtains written approval from our CEO or, if a board member, written approval from the Committee.
- Executive officers and directors must not make or hold financial investments in a company that is one of our competitors

unless the investment in publicly held competitors is insignificant (less than 1% of the company's stock).
- Non-employee directors may work or consult for or serve on the board of a company that is one of our suppliers or customers if (1) such company's annual sales to or purchases from us are less than 5% of such company's annual revenues, (2) the director discloses the position to our General Counsel and the Committee and (3) the director agrees not to participate or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and such company.

For fiscal year 2011, there were no exceptions to our Code of Ethics for our directors or executive officers.

Pursuant to the written charter of the Committee, the Committee is responsible for reviewing, approving or ratifying any "related party transactions." These are transactions which exceed $120,000 and in which (i) Staples and any of our directors, director nominees, executive officers, 5% stockholders and their immediate family members are participants, and (ii) such participants had or will have a direct or indirect material interest. In the course of reviewing whether or not the participants should be deemed to have a direct or indirect material interest, the Committee reviews the presence of standard prices, rates, or terms consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for entering into the transaction; the potential effect of the transaction on the status of a independent director; and any other factors the Committee may deem relevant. If a transaction is deemed to be a related party transaction, the procedures for approval or ratification of such transaction for Staples, our directors, executive officers and 5% stockholders are the same as those listed above for actual or potential conflicts of interests involving directors under the Guidelines.

For fiscal year 2011, although we did not have any "related party transactions," we did provide office supply products or related services, such as copying, branding of promotional products or technology services, to companies or organizations affiliated with our directors, our new nominee and our executive officers. Below is a list of companies and institutions with which our independent directors and our new nominee were affiliated in 2011 and for which we received greater than $120,000 for providing our supplies or services:

Bain & Company	Emory University	OSI Restaurant Partners, LLC
Becton Dickinson & Company	Harvard University	PGA Tour Superstore
Bimbo Bakeries, USA	High Performance Physical Therapy	TJX Companies, Inc.
CB Richard Ellis Group	Moody's Corporation	United Natural Foods, Inc.
Cox Enterprises		

The amounts received by us in 2011 for the sale of office supplies and related services to these companies range from approximately $120,000 to approximately $3.9 million and the median amount received from such sales was approximately $660,000. In each case, the amount was immaterial to the company purchasing the goods and services, as well as immaterial to Staples. The largest amount of approximately $3.9 million represents 0.016% of our revenues based on sales for fiscal year ended January 28, 2012 of approximately $25 billion.

In addition, in 2011 we also leased certain facilities from CB Richard Ellis for approximately $380,000. We also paid approximately $650,000 for employee background check services from a privately held company for which one of our directors serves as the Chairman of such company's board of directors and approximately $600,000 to Wright Express Corporation for fleet services.

In all instances, whether we provided the products/services, received the services or leased a facility, no director or executive officer of the affiliated company participated in the negotiation of the transaction and the products, services or lease were provided on arm's length terms and conditions and in the ordinary course of business. No director or executive officer had a direct or indirect material interest in the transaction. The Committee determined that none of these transactions were "related party transactions" and that such transactions would not interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Paul F. Walsh was the Chief Executive Officer of Clareon Corporation, a privately held electronic payments provider, from March 2000 to September 2002. In October 2002, to facilitate its acquisition by Fleet Boston Corp., Clareon Corporation filed for Chapter 11 bankruptcy protection.

Board Leadership Structure

Our Board of Directors determines its leadership structure on an annual basis based on a recommendation of the Committee. The Board believes that it should not have a predetermined policy as to whether the Board should be led by an independent

Chairperson or independent Lead Director, but rather it is best for the Board to evaluate the structure and determine what is best for Staples based on a number of factors such as the size of the Board, the number of independent directors, the established process for and record of Board and management interaction, the qualifications and skills of the individual directors considered for the roles and company performance. For this year, the Board determined that it was appropriate that Ronald Sargent, our Chief Executive Officer, should remain as Chairperson of the Board and that Arthur Blank should continue in his role as independent Lead Director. The Board believes that its current leadership structure assures the appropriate level of management oversight and independence. The Board felt that Mr. Sargent's knowledge of Staples and the office products industry uniquely positions him to lead the Board particularly as it focuses on strategic issues and risks facing the company. Mr. Blank's leadership in fulfilling his role as independent Lead Director counterbalances any potential conflict of interest arising from having our Chief Executive Officer serve as the Board's Chairperson.

Our Lead Director has the following responsibilities:

- Assure that meetings with the independent directors are held in executive sessions typically, as was the case this year, after every Board meeting, but in all circumstances at least twice a year;
- Facilitate communications and serve as a liaison between independent directors and the Chairperson of the Board;
- Coordinate the annual performance review of our Chief Executive Officer;
- Work with the Chairperson of the Board in the preparation of the agenda for each board meeting and approve such agenda;
- Call, if needed, meetings of independent directors;
- Preside at all meetings of the Board where the Chairperson is not present, including executive sessions of the independent directors;
- Represent the independent directors if a meeting is held with a major stockholder; and
- Otherwise consult with the Chairperson of the Board on matters relating to corporate governance and Board performance.

Meetings and Committees of our Board

Our Board of Directors held a total of four meetings during our 2011 fiscal year. The number of meetings held by each of the committees of our Board during our 2011 fiscal year is set forth below under the description of each committee. During our 2011 fiscal year, each incumbent director attended at least 75% of the combined Board meetings held while such person was a director and committee meetings held while such person was a member of such committee. Our Corporate Governance Guidelines provide that directors are encouraged to attend the Annual Meeting, and all of our directors attended our 2011 Annual Meeting.

Our Board has five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Finance Committee and the Executive Committee. The chair of each committee, as a matter of regular practice and to the extent possible, reviews committee meeting materials with management in advance of each Board committee meeting. Each of our standing Board committees operates under a written charter adopted by our Board, a copy of which is available at *www.staples.com* in the Corporate Governance section of the Investor Information webpage.

Committee membership as of April 9, 2012 was as follows:

Audit Committee
Robert Sulentic, Chairperson
Basil L. Anderson
Justin King
Elizabeth A. Smith

Compensation Committee
Carol Meyrowitz, Chairperson
Mary Elizabeth Burton
Robert C. Nakasone
Paul F. Walsh

Nominating and Corporate Governance Committee
Vijay Vishwanath, Chairperson
Arthur M. Blank
Rowland T. Moriarty

Finance Committee
Rowland T. Moriarty, Chairperson
Basil L. Anderson
Paul F. Walsh

Executive Committee
Ronald L. Sargent, Chairperson
Arthur M. Blank
Rowland T. Moriarty
Robert C. Nakasone

Audit Committee

The Audit Committee assists our Board in overseeing our compliance with legal and regulatory requirements, the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and our independent registered public accounting firm through receipt and consideration of certain reports from our independent registered public accounting firm. In addition, the Audit Committee assists the Board of Directors in its oversight of the Company's policies and practices with respect to risk assessment and risk oversight, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures. The Audit Committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee also prepares the Audit Committee Report required under the rules of the Securities and Exchange Commission, which is included elsewhere in this proxy statement. The Audit Committee has established escalation and oversight procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters. The Audit Committee meets independently with our independent registered public accounting firm, management and our internal auditors. The members of the Audit Committee are independent directors, as defined by its charter and the rules of the Securities and Exchange Commission and NASDAQ Stock Market. The Audit Committee met four times in person and six times by telephone during our 2011 fiscal year. Our Board has determined that Mr. Sulentic is an audit committee financial expert under the rules of the Securities and Exchange Commission and is independent as defined by NASDAQ listing standards.

Compensation Committee

The Compensation Committee's responsibilities include setting the compensation levels of executive officers, including our Chief Executive Officer, reviewing, approving and providing recommendations to our Board regarding compensation programs, administering our equity incentive, stock purchase and other employee benefit plans and authorizing awards under our equity incentive plans. The Committee may delegate its authority to management as it deems appropriate and may also delegate its authority relating to ministerial matters. The members of the Compensation Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Compensation Committee met four times in person and one time by telephone during our 2011 fiscal year. For more information about the responsibilities of our Compensation Committee, see the "Compensation Discussion and Analysis" section of this proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include providing recommendations to our Board regarding nominees for director, membership on our Board committees, and succession matters for our Chief Executive Officer. An additional function of the Nominating and Corporate Governance Committee is to develop and recommend to our Board our Corporate Governance Guidelines and to assist our Board in complying with them. The Nominating and Corporate Governance Committee also oversees the evaluation of our Board and our Chief Executive Officer, reviews and resolves conflict of interest situations, reviews and approves related party transactions and interprets and enforces our Code of Ethics. The Nominating and Corporate Governance Committee also oversees our political contributions and recommends to our Board any proposed revisions to our Corporate Political Contributions Policy Statement. The members of the Nominating and Corporate Governance Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee met four times in person during our 2011 fiscal year.

Finance Committee

The Finance Committee's responsibilities include being available, as needed, to evaluate and consult with and advise our management and our Board with respect to capital structure and capital policies, events and actions that could impact capital structure, payment of dividends, share repurchases, borrowing practices, debt or equity financings, credit arrangements, investments, mergers, acquisitions, joint ventures, divestitures and other similar transactions. The Finance Committee met two times in person during our 2011 fiscal year.

Executive Committee

The Executive Committee is authorized, with certain exceptions, to exercise all of the powers of our Board in the management and affairs of Staples. It is intended that the Executive Committee will take action only when reasonably necessary to expedite our interests between regularly scheduled Board meetings. A quorum can only be established by the presence of both a majority of the members of the Executive Committee and two non-management members of the Executive Committee. The Executive Committee did not meet during our 2011 fiscal year.

Risk Oversight by the Board of Directors

Our Board of Directors is ultimately responsible for reviewing and approving our risk management strategy and framework and key risk parameters. In terms of overseeing the broader enterprise risk management ("ERM") program, the Audit Committee, under powers delegated by the Board, is responsible for the approval and establishment of our risk management framework and ensuring that appropriate policies and practices are in place for risk assessment and management, including that all risk areas are being monitored by senior management, reported to the Board or appropriate Board committee by senior management and addressed as needed. At each quarterly Board meeting, the Audit Committee reports to the Board on all of its specific activities.

Our most senior executives are responsible for collaborating with the Audit Committee to provide oversight to the risk management process and prioritize and validate key risks. Management, through its Enterprise Risk Committee, is then responsible for implementing the Board and Board committee approved risk management strategy and for developing policies, controls, processes and procedures to identify and manage risks. Our Enterprise Risk Committee is composed of leaders from the functional areas of Staples and meets quarterly to coordinate information sharing and mitigation efforts for all types of risks. The Audit Committee stays apprised of significant actual and potential risks faced by Staples and the effectiveness of its risk assessment and management process in part through detailed presentations at least twice a year from the Vice President of Internal Audit as the representative of the Enterprise Risk Committee. During these reports in 2011, management presented to the Audit Committee the results of its enterprise wide review of the major financial, operational and legal risks facing the company and steps that have been taken to monitor and control such exposures. In doing so, management reviewed its ERM methodologies for identifying and prioritizing financial, operational and legal risks and discussed the top level risks and related risk management.

Independent of the ERM process, the Audit Committee is made aware of risks as a result of being briefed in person regularly by our Vice President of Internal Audit, as well as an annual briefing and quarterly reports by our Vice President of Global Business Conduct & Ethics. The Audit Committee also regularly meets in executive session alone with the Vice President of Internal Audit. The Audit Committee uses the results of its discussions with our Vice President of Internal Audit to inform its overall view of risk and approve the proposed audit schedule for the internal audit group. Our internal audit group identifies, assesses and assists management in addressing and managing risks by using the Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission, also known as COSO framework. Our Vice President of Global Business Conduct & Ethics also provides quarterly reports to the Audit Committee on compliance and ethics matters.

The Audit Committee administers its risk oversight role through the Board committee structure as well. Each Board committee is responsible for monitoring and reporting on the material risks associated with its respective subject matter areas of responsibility. The Audit Committee oversees risks related to our accounting and financial reporting processes and the integrity of our financial statements, the Finance Committee oversees risks related to capital policies and practices and financial transactions, the Nominating and Corporate Governance Committee oversees risks related to corporate governance, including director independence and related party transactions, and as discussed in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee oversees risks related to our compensation programs, including an annual review and risk assessment of the Company's compensation policies and practices for all associates and a risk assessment in connection with any changes to our compensation program.

In addition, the Board and the Audit Committee receive presentations throughout the year from management regarding specific potential risks and trends as necessary. At each Board meeting, the Chairman and CEO addresses in a directors only session matters of particular importance or concern, including any significant areas of risk requiring Board attention. Annually, our full Board reviews in detail the Company's short- and long-term strategies, including consideration of significant risks facing the Company and their potential impact. We believe that the practices described above facilitate effective Board oversight of our significant risks.

Diversity

Diversity has always been very important to us. It comprises one of the four pillars of what we call Staples' Soul. We strive to offer an inclusive business environment that offers diversity of people, thought, experience, and suppliers. This also holds true for our Board of Directors. Although we have no formal separate written policy, pursuant to our Corporate Governance Guidelines, the Board annually reviews the appropriate skills and characteristics of the Board members in light of the current composition of the Board, and diversity is one of the factors used in this assessment. Additionally, the Board is provided with an annual report on diversity initiatives and Staples' approach and progress on such initiatives.

Director Candidates

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, engaging a professional recruiting firm to help identify and recruit potential candidates, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

Drew G. Faust has been nominated for election as a director at our Annual Meeting. In the late fall of 2011, our Chairman became aware that Dr. Faust might be interested in serving on a corporate board. After subsequent discussions of the Nominating and Corporate Governance Committee and the Board in December 2011, the Chair of our Nominating and Corporate Governance Committee reached out to Dr. Faust, and our Chairman and members of the Nominating and Corporate Governance Committee interviewed her. In March 2012, after consideration of her experience, qualifications, attributes and skills, the Nominating and Corporate Governance Committee recommended, and our Board approved, the nomination of Dr. Faust to be a director on our Board.

Stockholders may recommend an individual to the Nominating and Corporate Governance Committee for consideration as a potential director candidate by submitting the following information: (1) the candidate's name; (2) appropriate biographical information and background materials regarding the candidate; and (3) a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made. Such information should be submitted to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the relevant procedures summarized in this proxy statement under the caption "Stockholder Proposals."

Communicating with our Board

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairperson of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, with the advice and assistance of our General Counsel, is primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries of such communications to the other directors as he or she considers appropriate.

Under procedures approved by our independent directors and subject to the advice and assistance from our General Counsel, communications are forwarded to the Chairperson of the Board (if an independent director), the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, who monitor communications from stockholders and other interested parties. Copies or summaries of such communications are provided to all directors, if such persons consider it important and appropriate for all directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications. In addition, as provided by our Corporate Governance Guidelines, if a meeting is held between a major stockholder (including institutional investors) and a representative of the independent directors, the Lead Director will serve, subject to availability, as such representative of the independent directors.

Stockholders who wish to send communications on any topic to our Board should address such communications to The Board of Directors, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

The members of our Board are elected for a term of office to expire at the next annual meeting (subject to the election and qualification of their successors or the earlier of their death, resignation or removal). In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the assessment criteria set forth in our Corporate Governance Guidelines. These criteria include diversity, age and skills such as understanding of the office products market, the retail industry, finance, accounting, marketing, technology, risk management, international business and other operational and business knowledge needed to oversee a global multi-channel business. The principal qualification of a director is the ability to act effectively on behalf of all of our stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for any prospective nominee. We believe that the specific skills, qualifications and experience of our directors, considered as a group, should provide a mix of knowledge and abilities that will allow our Board to fulfill its responsibilities.

We believe each nominee in the slate presented below, through their own personal accomplishments and dedication to their profession and community, has demonstrated strong intellectual acumen, solid business judgment, strategic vision, integrity and diligence. After evaluating the performance and experience of each of the current directors and the composition of the full Board, the Nominating and Corporate Governance Committee has recommended one new nominee for election, Dr. Drew Faust, and eleven of the twelve current Board members for re-election. The eleven nominees that are current directors include five directors who joined the Board within the last five years and three nominees with over fifteen years of service on the Board, including two nominees who have served on the Board since our inception. Each of the current directors consistently has demonstrated their strong work ethic and dedication to Staples, including coming prepared to meetings, asking insightful questions, focusing on long term business strategy, analyzing challenges, evaluating solutions and overseeing implementation. We believe that the composition of the Board, including our new nominee, combines institutional knowledge and understanding of our business model, products and services and historical growth strategies and is balanced with an influx of new ideas and exposure to alternative approaches to business process, which promotes lively Board discussion and effective oversight and problem solving.

Many of the nominees are either current or former chief executive officers, chairmen or vice chairmen of other large international corporations. As such, they have a deep understanding of, and extensive experience in, many areas that are critical to our operation and success. For the purposes of our analysis, we have determined that nominees who have served in these roles have extensive experience with financial statement preparation, compensation determinations, regulatory compliance (if their businesses are or were regulated), corporate governance, public affairs and legal matters. Set forth below is biographical information of each of the nominees, highlighting the particular experience, qualifications, attributes or skills of each nominee that supports the conclusion of the Nominating and Corporate Governance Committee that these individuals should serve as directors of Staples.



Served as a Director Since
1997



Basil L. Anderson, age 67

Served as an independent director of Staples since 1997 until we asked him to become our Vice Chairman from September 2001 until his retirement in March 2006. Mr. Anderson is also a director of Hasbro, Inc., Becton, Dickinson and Company, and Moody's Corporation. He served as a director of CRA International, Inc. until January 2011. Among his many qualifications, Mr. Anderson has extensive executive experience in corporate finance gained in part from his position as Chief Financial Officer of Campbell Soup Company and, prior to that, Scott Paper Company. Mr. Anderson also brings to the Board valuable insight into oversight of financial reporting and the audit process based on his experiences serving on the audit committees of multiple boards. Mr. Anderson also has strategic planning expertise, as well as international business experience.



Arthur M. Blank, age 69
Owner and Chairman of the Atlanta Falcons Football Club, LLC, a National Football League team, since February 2002. Mr. Blank also serves as Chairman, President and Chief Executive Officer of AMB Group, LLC, since February 2001, which is the parent company for Mr. Blank's for-profit businesses. These businesses include Atlanta Falcons Physical Therapy Centers, which provide physical therapy and rehabilitation services, PGA TOUR Superstores, a privately held retailer of golf and tennis products, and Mountain Sky Guest Ranch, an upscale guest ranch resort. Mr. Blank co-founded The Home Depot, Inc., a home improvement retailer, in 1978 and retired as Co-Chairman of the Board in May 2001. Mr. Blank also serves as chairman of The Arthur M. Blank Family Foundation, a charitable organization. Among many qualifications, Mr. Blank is a successful entrepreneur with extensive operational knowledge of the retail industry. Mr. Blank also has wide-ranging experience in merchandising and customer service.



Drew G. Faust, age 64
President of Harvard University since 2007. As President, Dr. Faust is responsible for all aspects of Harvard's academic and administrative activities, which include operations and research and teaching activities across the globe. Dr. Faust also serves on the board of Harvard Management Company, which is responsible for investing Harvard's endowment and related financial assets to produce long term results to support the education and research goals of the university. Dr. Faust led the transformation of Harvard's governance structures. Among many qualifications, Dr. Faust brings to the board extensive leadership and management experience and skills related to recruiting top talent, capital planning, financial oversight, risk management, technology and strategy.



Justin King, age 50
Chief Executive Officer of J Sainsbury plc, a food and non-food retailer, since March 2004, where he is also Chairman of the Operating Board. Prior to joining J Sainsbury plc, he was an Executive Director of Marks and Spencer Group plc from September 2002 to March 2004. Mr. King has significant retail experience having held a number of senior positions at ASDA/Wal-Mart in Trading, HR and Retail, as Managing Director of Häagen Dazs UK and having spent much of his early career with Mars Confectionery and Pepsi International. He also serves on the Prime Minister's Business Advisory Group since November 2010. Mr. King brings to the Board both strategic sales and marketing expertise, as well as an understanding of the complexities of operating international businesses.

2007



Carol Meyrowitz, age 58

Chief Executive Officer of The TJX Companies, Inc., a retailer of apparel and home fashions, since 2007 and a director since 2006. Ms. Meyrowitz was President of TJX from October 2005 to January 2011. Prior to that, Ms. Meyrowitz was President of The Marmaxx Group, the largest division of TJX, from January 2001 to January 2005, and was employed in an advisory role for TJX from January 2005 to October 2005 and consulted for Berkshire Partners L.L.C., a private equity firm, from June 2005 to October 2005. Ms. Meyrowitz is also a director of The TJX Companies, Inc. and Amscan Holdings, Inc. Previous directorships include Yankee Candle Company from 2004 until 2007. Among many qualifications, Ms. Meyrowitz brings to the Board extensive experience in all aspects of retail operations and management, including real estate, ecommerce, supply chain and logistics, marketing and customer service.

2007



Rowland T. Moriarty, age 65

Chairman of the Board of CRA International, Inc., a worldwide economic and business consulting firm, since May 2002. He has been President and Chief Executive Officer of Cubex Corporation, a privately-held consulting company, since 1992. From 1981 to 1992, Dr. Moriarty was a professor of business administration at Harvard Business School where he taught, among other subjects, marketing. Dr. Moriarty is also a director of Wright Express Corporation and Virtusa Corporation. Until 2006, Dr. Moriarty served as a director of Trammel Crow Company, which contributed to his comprehensive understanding of real estate matters. Among many qualifications, Dr. Moriarty brings to the Board extensive international experience and has also developed extensive skills and expertise in corporate governance matters having chaired eight governance committees of various public and private boards.

1986



Robert C. Nakasone, age 64

Chief Executive Officer of NAK Enterprises, a family-owned investment and consulting company, since January 2000. Prior to that, Mr. Nakasone served as Chief Executive Officer of Toys "R" Us, Inc. from 1998 to 1999 and in other positions at that company from 1985 to 1998. While serving as Vice-Chairman, Worldwide Toy Stores and President and Chief Operating Officer, Mr. Nakasone led the company's international expansion into 27 countries throughout Europe, Asia and the Middle East. Mr. Nakasone is also a director of Hormel Foods Corporation. Previously, Mr. Nakasone served as a director of eFunds Corporation from 2003 until the sale of the company to Fidelity National Information Services in 2007. Among many qualifications, Mr. Nakasone brings to the Board extensive executive level public company experience, international business development expertise, as well as strategic planning and skills relating to compensation and corporate governance matters.

1986





Ronald L. Sargent, age 56

Chief Executive Officer of Staples, Inc. since February 2002 and Chairman of the Board of Directors of Staples since March 2005. Prior to that, Mr. Sargent served in various positions at Staples since joining the company in 1989. Mr. Sargent is also a director of The Kroger Co. and The Home Depot. Previous directorships include Yankee Candle Company from 1999 to 2007, Aramark Corp. from 2002 until 2007 and Mattel, Inc. from 2004 to 2011. At Staples, Mr. Sargent has led worldwide operations, retail superstores and the delivery business, and also brings to the Board much experience in supply chain management, merchandising and marketing initiatives. Mr. Sargent's experience with respect to human resources matters is also highly valued.

2008



Elizabeth Smith, age 48

Chief Executive Officer of OSI Restaurant Partners, LLC since November 2009 and Chairman since January 2012. Previously, she served as Avon Products, Inc.'s President from September 2007 through October 2009. Prior to that, Ms. Smith served as Avon's Executive Vice President Marketing from September 2005 to September 2007, as well as Avon's Executive Vice President and Brand President from January 2005 to September 2005. Prior to joining Avon, she was with Kraft Foods, Inc. as Group Vice President and President U.S. Beverages and Grocery Sectors from January 2004 to November 2004. Previous directorships include Carter's Inc. from 2004 to 2008. Among many qualifications, Ms. Smith brings to the Board deep experience in strategy, marketing and sales, as well as significant experience in corporate finance and financial reporting developed in her executive level roles where her responsibilities have included direct financial oversight of multinational companies with multiple business units. Ms. Smith also has experience in compensation matters, as well as wide-ranging operational management of all product-to-market processes.



Robert E. Sulentic, age 55
President of CB Richard Ellis Group, Inc., a global commercial real estate services company, since March 2010, and the President of the company's Development Services business from December 2006 to April 2011. Mr. Sulentic previously served as Chief Financial Officer of CB Richard Ellis Group from March 2009 and Group President from July 2009, each until March 2010. Mr. Sulentic was a member of CB Richard Ellis Group's Board and Group President of Development Services, Asia Pacific and Europe, Middle East and Africa from December 2006 through March 2009. Mr. Sulentic was a director of Trammell Crow Company from December 1997 through December 2006, and served as its Chairman of the Board from May 2002 through December 2006. He was President and Chief Executive Officer of Trammell Crow Company from October 2000 through December 2006 and prior to that served as its Executive Vice President and Chief Financial Officer from September 1998 to October 2000. Among many qualifications, Mr. Sulentic has extensive executive level management experience and currently oversees all day to day operations of the public company's five business units. Mr. Sulentic also brings to the Board a significant financial background that qualifies him as an audit committee financial expert. His insight with respect to doing business globally is also highly valued.



2007



Vijay Vishwanath, age 52
Partner at Bain & Company, a management consulting firm, since 1993. Mr. Vishwanath first joined Bain in 1986 and leads its consumer products practice. Prior to joining Bain, Mr. Vishwanath worked at Procter & Gamble. Mr. Vishwanath previously served as a director of Yankee Candle Company from 2005 to 2007. Among many qualifications, Mr. Vishwanath brings to the Board expertise in consumer products and brands, as well as marketing, gained in his position at Bain & Company counseling numerous Fortune 500 companies and, previously, at Procter & Gamble. In addition, Mr. Vishwanath has valuable experience in strategic planning and corporate governance.

1990



Paul F. Walsh, age 62
Served as Chairman and Chief Executive Officer of eFunds Corporation, a transaction processing and risk management company, from September 2002 until eFunds was acquired by Fidelity National Information Services in September 2007. Mr. Walsh also has been the owner and Chief Executive Officer of PFW Management, LLC, a consulting company, since February 2008. PFW Management, LLC does business as Calera FinTech Advisors and targets investments in the financial services and business services industry in concert with Calera Capital. Among many qualifications, Mr. Walsh brings to the Board extensive knowledge relating to risk oversight and management, compliance and regulatory matters. In addition, Mr. Walsh's executive level management brings valuable experience in process excellence, capital markets and corporate finance.

Unless contrary instructions are provided, the persons named as proxies will, upon receipt of a properly executed proxy, vote for the election of Basil L. Anderson, Arthur M. Blank, Drew G. Faust, Justin King, Carol Meyrowitz, Rowland T. Moriarty, Robert C. Nakasone, Ronald L. Sargent, Elizabeth A. Smith, Robert E. Sulentic, Vijay Vishwanath and Paul F. Walsh as directors for a term expiring at our 2013 Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named. Eleven of the twelve nominees are currently members of our Board. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by our Board.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for reviewing and making recommendations to our Board with respect to the compensation paid to our non-employee directors ("Outside Directors"). Our Outside Directors are predominantly compensated through equity awards, reflecting the Compensation Committee's philosophy that director pay should be aligned with the interests of our stockholders. In addition, the Outside Directors receive a cash retainer.

It is the Compensation Committee's goal to maintain a level of Outside Director compensation above the median of companies both within our peer group as well as similarly-sized companies in general industry. The Compensation Committee annually reviews an extensive analysis of marketplace practices for outside director pay conducted by management and reviewed by the Compensation Committee's independent advisor. Consistent with our equity program for associates, the Outside Director compensation program also reflects a value-based approach to equity grants in which the amount of the awards made to Outside Directors is based on a fixed value rather than a fixed number of shares.

In March 2011, our Board elected to reduce the amount of its total compensation by $50,000 by eliminating the annual grant of stock options valued at $112,500 and increasing the value of the annual grant of shares of restricted stock from $112,500 to $175,000. The shares of restricted stock for the annual grant vest after one year and may be sold upon vesting. The Board also increased the stock ownership guideline from four to five times the annual Board cash retainer. All Outside Directors are subject to the stock ownership guideline and have five (5) years after joining the Board to meet such ownership guideline. Each Outside Director continues to receive a quarterly cash payment of $18,750 and is reimbursed for reasonable expenses incurred in attending meetings of our Board. The chairperson of the Audit Committee received an additional quarterly cash payment of $3,750.

During fiscal year 2011, on the second business day following the first regularly scheduled Board meeting, each of our Outside Directors received an annual grant of shares of restricted stock with a value of $175,000 that vest after one year. In addition, on the same day the annual grant was awarded, (a) the Lead Director was granted restricted stock units with a value of $40,000, (b) each chairperson of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee was granted restricted stock units with a value of $32,000 and (c) the chairperson of the Finance Committee was granted restricted stock units with a value of $8,000. In each case, the restricted stock units vest on the date of each of the four regularly scheduled quarterly Board meetings that such Lead Director or chairperson holds such position and are paid in shares on the one year anniversary of the award. The number of shares of restricted stock or restricted stock units to be granted is determined by dividing the fixed value by the closing price of our common stock on the date of grant. Upon a change-in-control of Staples or upon a director leaving our Board after reaching the age of 72, all of such director's outstanding restricted stock would fully vest and the restricted stock units would fully vest and be paid out.

The table below sets forth certain information concerning our 2011 fiscal year compensation of our Outside Directors.

DIRECTOR COMPENSATION FOR 2011 FISCAL YEAR

Name*	Fees earned or paid in cash ($)	Stock Awards ($) (1)(2)	All Other Compensation ($) (3)	Total ($)
Basil L. Anderson	75,000	175,007	—	250,007
Arthur M. Blank	75,000	215,012	—	290,012
Mary Elizabeth Burton	75,000	175,007	—	250,007
Justin King	75,000	175,007	—	250,007
Carol Meyrowitz	75,000	207,023	—	282,023
Rowland T. Moriarty	75,000	183,016	—	258,016
Robert C. Nakasone	75,000	175,007	—	250,007
Elizabeth A. Smith	75,000	175,007	1,203	251,210
Robert E. Sulentic	90,000	207,023	—	297,023
Vijay Vishwanath	75,000	207,023	—	282,023
Paul F. Walsh	75,000	175,007	—	250,007

*Excludes Mr. Sargent, our Chief Executive Officer, who does not receive compensation for his services as director and whose compensation as a named executive officer is reported in the Summary Compensation Table included in this proxy statement.

(1) The amounts shown in the Stock Awards column represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for awards granted during our 2011 fiscal year, not the actual amounts paid to or realized by our Outside Directors during our 2011 fiscal year.

(2) The aggregate fair value of these awards is based on the market price of our common stock on the date of grant. Fractional shares are rounded up to the nearest whole share. Awards made during 2011 represent:
- Annual grant of shares of restricted stock to each director with a grant date fair value of $175,007;
- For Mr. Blank, our Lead Director for fiscal year 2011, restricted stock units with a grant date fair value of $40,005;
- For Messrs. Sulentic and Vishwanath, chair of our Audit Committee and chair of our Nominating and Corporate Governance Committee, respectively, for fiscal year 2011, restricted stock units with a grant date fair value of $32,016 each;
- For Dr. Moriarty, chair of our Finance Committee for fiscal year 2011, restricted stock units with a grant date fair value of $8,009; and
- For Ms. Meyrowitz, chair of our Compensation Committee for fiscal year 2011, restricted stock units with a grant date fair value of $32,016.

(3) Reflects payments of dividend equivalents on unvested restricted stock. Beginning with awards granted after January 2009, dividend equivalents are not paid on unvested restricted stock.

OUTSTANDING DIRECTOR AWARDS

The table below supplements the Director Compensation table above by providing (1) the number of restricted shares and restricted stock units awarded to our directors during our 2011 fiscal year and (2) the total number of stock options, unvested restricted shares and outstanding restricted stock units held by our directors as of January 28, 2012, the end of our 2011 fiscal year.

Name	Grant Date	Award Type	Number of Shares/Units Awarded in FY 2011	Total Options, Unvested Restricted Shares and Restricted Stock Units as of 2011 FYE (1)(2)(3)
Basil L. Anderson	3/10/2011	RS	8,653	8,653
		OP	—	94,742
Arthur M. Blank	3/10/2011	RS	8,653	8,653
	3/10/2011	RSU	1,978	1,978
		OP	—	145,367
Mary Elizabeth Burton	3/10/2011	RS	8,653	8,653
		OP	—	203,867
Justin King	3/10/2011	RS	8,653	8,653
		OP	—	82,367
Carol Meyrowitz	3/10/2011	RS	8,653	8,653
	3/10/2011	RSU	1,583	1,583
		OP	—	77,867
Rowland T. Moriarty	3/10/2011	RS	8,653	8,653
	3/10/2011	RSU	396	396
		OP	—	136,367
Robert C. Nakasone	3/10/2011	RS	8,653	8,653
		OP	—	203,867
Elizabeth Smith	3/10/2011	RS	8,653	8,653
		OP	—	41,954
Robert E. Sulentic	3/10/2011	RS	8,653	8,653
	3/10/2011	RSU	1,583	1,583
		OP	—	82,367
Vijay Vishwanath	3/10/2011	RS	8,653	8,653
	3/10/2011	RSU	1,583	1,583
		OP	—	86,867
Paul F. Walsh	3/10/2011	RS	8,653	8,653
		OP	—	203,867

RS = Restricted stock, RSU = Restricted stock unit, OP = Stock option

(1) Restricted stock awards made after 2008 vest in full on the first anniversary of the grant date, provided that the director then serves on our Board. The shares of restricted stock granted in 2011 may be sold upon vesting; however, awards made from 2008 through 2010 may be sold only upon leaving our Board. The shares of restricted stock awarded to a director will fully vest upon retirement or resignation should such director leave our Board after reaching the age of 72. Restricted stock awards made prior to 2008 vested in full on the third anniversary of the grant date.

(2) Restricted stock units awarded during 2011 to our Lead Director and each chairperson of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Finance Committee vest ratably on the date of each of the four regularly scheduled quarterly Board meetings that such Lead Director or chairperson held such position and are paid on the one year anniversary of the award.

(3) Stock options awarded during 2008, 2009 and 2010 vest in full on the first anniversary of the grant date, provided that the director then serves on our Board. The stock options awarded to a director will fully vest upon retirement or resignation, should such director leave our Board after reaching the age of 72. Stock option awards made prior to 2008 represent stock option grants that vest ratably on an annual basis over a four-year vesting period, provided that the director then serves on our Board.

APPROVAL OF AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO ALLOW STOCKHOLER ACTION BY MAJORITY WRITTEN CONSENT

(Item 2 on the Proxy Card)

We are seeking stockholder approval of an amendment to our Restated Certificate of Incorporation to allow stockholder action by written consent in lieu of a meeting. In March 2012, in response to the votes of stockholders at our 2010 and 2011 annual meetings seeking the right to act by majority written consent and input from our stockholders during the course of our corporate governance outreach program about how to implement a meaningful right of written consent while ensuring fundamental fairness to all stockholders, our Board unanimously approved, subject to stockholder approval, the Amendment to our Restated Certificate of Incorporation, which we refer to as the Certificate of Amendment, attached to this proxy statement as Appendix A.

Currently, our Restated Certificate of Incorporation prohibits action by written consent. If this proposal is approved by stockholders at the 2012 Annual Meeting, any action required or permitted to be taken at a meeting of stockholders may instead be taken, without a meeting and without a vote, by the written consent of stockholders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

The proposed Certificate of Amendment permits stockholders to act by written consent if the written consent is solicited by our Board of Directors or by a stockholder of record who has complied with certain procedural requirements. We believe the Certificate of Amendment implements stockholder action by written consent in a clear, straightforward and meaningful manner that also provides fundamental fairness to all stockholders. Accordingly, action by majority written consent initiated by a stockholder of record is subject to the basic requirements set forth below that we believe help ensure accurate information, full transparency and fairness to all stockholders:

- A stockholder of record must first request that our Board of Directors set a record date determining which stockholders are entitled to act by majority written consent and provide certain information about the action and the requesting stockholder. The required information is the same as would be required if a stockholder wished to present a matter to a vote at a meeting of stockholders.

- Our Board of Directors will have 30 days after receipt of the stockholder's request to establish a record date. The purpose of a record date is to provide certainty regarding which stockholders are entitled to submit written consents.

- A stockholder must use reasonable efforts to solicit consents from all stockholders. The purpose of this provision is to provide each stockholder with an opportunity to consider and act on the proposed action. The Certificate of Amendment provides that the Company will reasonably cooperate with the stockholder who is seeking to take action by written consent in connection with this requirement.

Any action by written consent initiated by a stockholder of record would take effect once the requisite number of written consents are certified in accordance with our By-Laws and would not relate back to the date the written consents were delivered to the Company. Any stockholder seeking to take action by written consent must also comply with all requirements of applicable law, with respect to such action.

If this proposal is approved by stockholders at the 2012 Annual Meeting, the Certificate of Amendment would become effective upon filing of an appropriate certificate with the Secretary of State of the State of Delaware, which we expect to file shortly after the 2012 Annual Meeting. In addition, our Board of Directors will adopt corresponding amendments to our by-laws. The By-Laws will provide that any record date fixed by the Board with respect to a proposed action by written consent may not precede, or be more than 10 days after, the date of the Board's resolution fixing the record date and will provide for the appointment of an independent inspector of elections to perform a ministerial review of the validity of consents and revocations.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO ALLOW STOCKHOLDER ACTION BY MAJORITY WRITTEN CONSENT.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis ("CD&A")

Executive Summary

The Compensation Committee (the "Committee") of our Board of Directors (the "Board"), which is comprised entirely of independent directors, oversees our executive compensation program and determines all compensation for our executive officers. This section of the proxy statement focuses on the compensation program for our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and three other most highly compensated executive officers, whom we refer to collectively as our "named executive officers" ("NEOs").

Our current executive compensation program is heavily weighted to incentive compensation that is "at risk." The principal elements of our program are as follows:

Performance Based Features	General Policy Highlights
• Over 62% of NEO annual target compensation "at risk" based on performance	• Double trigger change in control provisions in severance agreements
• Over 67% of NEO annual target compensation long term, with 70% of this amount performance based (including options)	• No tax gross up payments in future agreements
• Cumulative three year long term performance goal in long term cash incentive plan	• Policy prohibiting hedging
• Different metrics in long term and annual plans	• Stock ownership guidelines
	• Limited perks
• Committee can decrease but not increase cash awards under our cash incentive programs	• Aggressive "clawback" policy
	• Independent compensation consultant hired by the Committee performs no other services for the Company

Changes to 2012 Compensation Program

In accordance with our commitment to sound executive compensation governance practices, and in response to last year's advisory vote on executive compensation and the feedback from our stockholder outreach program, the Compensation Committee, in consultation with its independent consultant Exequity LLP, decided to make the below changes to our compensation program. For more information about our 2011 outreach program, see the discussion in the "Corporate Governance" section of this proxy statement on page 7.

Summary of Changes to 2012 Compensation Program
• Revised the goals used in our long term cash incentive program from annual goals to a 3 year cumulative goal.
• Revised pay mix for all officers to decrease use of stock options and increase use of performance based long term cash incentives.
• Revised long term incentives to target market median rather than 75th percentile.
• Revised annual and long term incentive goals to include different measures of performance.
• Revised pay mix for associates below the director level to replace equity incentives with cash.

Review of 2011 Executive Compensation

Our executive compensation program is designed to meet three principal objectives:

- Attract, retain and reward executive officers who contribute to our long term success.
- Align compensation with short and long term business objectives.
- Motivate and reward high levels of individual and team performance.

These objectives collectively seek to link compensation to overall company performance, thereby ensuring that the interests of our executives are aligned with the interests of our stockholders. Throughout this CD&A, we refer to the sum of base salary, performance based annual cash bonuses and long term incentives (long term cash incentives, restricted stock and stock options) as "total direct compensation" ("TDC"), and we refer to the sum of base salary and performance based annual cash bonuses as "total cash compensation."

Our pay mix emphasizes "at risk" performance based compensation

To align our NEOs' compensation with the interests of our stockholders, a substantial portion of compensation is "at risk" and performance based, with over 64% of our NEOs' 2011 target compensation being "at risk." As indicated at the beginning of this CD&A, for fiscal year 2012, we have changed the long term incentives mix for our NEOs to place more emphasis on our performance based Long Term Cash Incentive Plan ("Long Term Cash Plan") and less emphasis on stock options.

The chart below highlights the extent to which the total pay opportunity is characterized by "at risk" performance based compensation by illustrating the percentage of each element at target and showing the "at risk" portion of total direct compensation for each of our NEOs for 2011.



* - The long term cash component of the long term incentive portfolio and the cash bonus earned under our Executive Officer Incentive Plan are performance based plans and represent "at risk" compensation since minimum levels of performance must be attained in order for any payout to occur. Similarly, we view the stock option component of our long term equity incentives as performance based and "at risk" since the stock price at exercise must exceed the original fair market value grant price in order to provide any value to the executive.

CEO pay has been aligned with long term performance

On a three year basis, CEO pay has been aligned with performance. In 2011, total CEO compensation as reported in our summary compensation table decreased by 42% due to lower payouts on performance based compensation and no special equity awards.

The following table which the Committee reviewed reflects, relative to our peer group, the alignment between our CEO's base salary, total cash compensation, TDC and the Company's performance as measured by total shareholder return, earnings per share growth and return on invested capital over the 2008-2010 period. When the Committee performed the review, proxy based compensation data was only available through 2010, so the Committee's analysis was limited through such period. In reviewing each of the components of compensation, the Committee placed greatest emphasis on sustained performance and on realizable TDC over the three year period, as opposed to the annual TDC reported in our proxy statement, since the compensation program

is designed to promote long term sustained performance and realizable TDC reflects the real value of the equity awards and increases and decreases as the share price changes. The percentiles in the tables show, relative to our peer group, the CEO's or Staples' position with respect to each compensation element and with respect to each performance measure.



(1) For the above table, realizable TDC is the sum of base salary, cash bonus paid and the realizable value of equity, which is the sum of the market value on October 14, 2011 (the date of the analysis) of restricted stock grants awarded over the relevant period and the value of stock options awarded over the relevant period as determined by subtracting the grant price from the closing price of $14.87 on October 14, 2011.

(2) Includes the impact of special equity awards.

Our executive compensation program is aligned with long term performance

In December 2011, the Committee performed a broad based review of our executive compensation program. As part of this review, to assess whether our compensation program was aligned with our performance relative to our peer group, the Committee analyzed our NEOs' compensation against our overall performance on both a one year and three year basis. In addition to 2010 and 2008 - 2010 proxy data, the Committee also considered 2011 year to date performance at the time of the review. While the Committee believes financial performance should be the most significant driver of compensation, other factors that drive long term value for stockholders are also taken into account by the Committee, including achievement of operational, strategic and qualitative objectives.

Based on the above 2011 review of executive compensation, the Committee concluded that:

- For the three year 2008 - 2010 period, compensation decisions were aligned with the marketplace. We successfully aligned compensation with short and long term business objectives and motivated and retained executives during periods of high volatility in the stock market and a down economic environment.
- Overall individual compensation was appropriate in view of relative and absolute performance primarily based on the 2008 - 2010 realizable TDC for the CEO approximating the median.
- Each of the NEOs had challenging and wide ranging responsibilities commensurate with their overall pay package.

Performance against 2011 key objectives. Some of our 2011 performance highlights include:

- Grew EPS and sales in a difficult environment:
  - EPS: Diluted EPS, on a GAAP basis, increased 16% to $1.40 from the $1.21 achieved in fiscal year 2010. Adjusted diluted earnings per share increased 8% to $1.37 from the $1.27 achieved in fiscal year 2010. These adjusted results exclude a $21 million cash tax refund, or $0.03 per diluted share, during the second quarter of 2011 and pre-tax integration and restructuring expense of $58 million, or $0.06 per diluted share net of tax, in 2010.

- _Sales:_ Total company sales increased 2% to $25 billion compared to fiscal year 2010.
- Continued to invest in strategic initiatives, including technology products and services, copy and print services and facilities and breakroom supplies, to drive our long term success. In 2011, each of these initiatives generated in excess of $1 billion in annual revenues.
- Generated operating cash flow of $1.6 billion and invested $384 million in capital expenditures, resulting in free cash flow of $1.2 billion, our fourth consecutive year of generating more than $1 billion in free cash flow.
- Allowed us to increase our first quarter 2012 dividend by 10% to $0.11, reflecting an annualized dividend increase of 10% to $0.44. This is the third consecutive year that we have increased our dividend.

Description of Overall Executive Compensation Program

Pay Philosophy and Mix

We seek to achieve our executive compensation objectives by relying on the compensation philosophy articulated below and through the use of the five compensation components which are summarized in the table that follows. The Committee relies upon its judgment and not upon rigid guidelines or formulas in determining the amount and mix of compensation elements for each NEO.

Pay Philosophy

The Committee periodically reviews its pay philosophy. Our current pay philosophy is as follows:

Our executive compensation philosophy is that a significant portion of compensation should be directly linked to Staples' overall performance, specifically:

- _Base salaries are targeted to approximate median salary levels of executives in our peer group._
- _Annual cash incentive opportunities are targeted to approximate the median of target annual incentive levels in our peer group._
- _Long term incentives are targeted to approximate the median target levels within our peer group. These incentives represent a significant portion of total compensation and are largely linked to Staples' overall performance. Top quartile company performance would likely result in delivery of top quartile total compensation._

Pay Mix

The table below summarizes the core elements of our annual compensation program for our NEOs.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Base salary	• Attracts, retains and rewards talented executives with annual salary that reflects the executive's performance, skill set and value in the marketplace.	• Targeted to approximate median of comparable peer group positions. • The only fixed component of compensation. • In 2011, the CEO, CFO and COO received 2.5% base salary increases consistent with the salary increase budget for all salaried associates. The Presidents of USR and NAD each received salary increases of 10% reflecting a market adjustment.
Performance based annual cash bonus	• Focuses executives on annual financial and operating results. • Links compensation to stockholder interests. • Enables total cash compensation to remain competitive within the marketplace for executive talent.	• Targeted to approximate median of comparable peer group positions. • The average annual cash bonus payout, as a percentage of salary, to the current NEOs over the past three fiscal years (2009-2011) has been 75%. • In 2012, performance goals were changed to operating income, EPS and sales to provide greater diversity in performance objectives and differentiate the annual goals from long term goals.
Long term incentives	• Rewards achievement of long term business objectives that benefit our stockholders through equity and long term cash plans. • Retains successful and tenured management team.	• Targeted to approximate median of comparable peer group positions. • 2011 fiscal year long term incentive portfolio was stock options (42%), tenure-based restricted stock (27%), and a long term performance based cash incentive (31%). • 2012 fiscal year long term incentive portfolio is stock options (30%), tenure-based restricted stock (30%), and a long term performance based cash incentive (40%). • In 2012, the performance goal for our Long Term Cash Plan was revised from annual goals to a 3 year cumulative return on net assets ("RONA") goal, with RONA not used as a metric in any other plans.
Retirement and other benefits	• Helps to attract and retain talented executives with benefits that are comparable to those offered by companies in our peer group and other companies with whom we compete for talent.	• The Company does not have a pension plan for NEOs. Includes a limited Company match, up to 4% of salary and bonus, to a supplemental executive retirement plan, which is otherwise fully funded by the executive.
Executive perquisites	• We offer limited executive perquisites.	• We provide limited reimbursement for tax, estate and financial planning services. The amounts reimbursed are not grossed up for taxes.

Base Salary

The Committee generally sets base salaries for the NEOs at approximately the median (50th percentile) of comparable positions in our peer group. Changes in base salary are typically considered based on individual performance during our annual performance review process, as well as in the event of a promotion or change in responsibilities. In March 2011, the CEO recommended a 2.5% increase in base salary for the CFO and COO and a 10% increase for the Presidents of NAD and USR which included a market adjustment for retention purposes and based on benchmarking data showing that base salaries for these executives, as a group, were well below the median of comparable peer group positions. The Committee approved his recommendation and also decided to increase the CEO's salary by 2.5%, effective May 1, 2011. As a result of the Committee's action, the CEO's base salary approximated the median of base salaries for Chief Executive Officers in our peer group. The CEO's base salary is 11% of his annual target TDC and is 65% greater than the base salary of the next highest paid NEO. In general, the Committee allocates a greater percentage of the CEO's TDC to performance based and equity incentives because the CEO is uniquely situated to influence our short and long term performance.

Performance Based Annual Cash Bonus (Executive Officer Incentive Plan)

Each of the NEOs was eligible to participate in our Executive Officer Incentive Plan during our 2011 fiscal year. Under the terms of the Executive Officer Incentive Plan, each NEO has a target bonus award for each plan year. Target bonus awards were set between 80% and 150% of the actual base salary paid to the NEO. The target bonus percentages are determined by the Committee based upon an analysis of annual cash incentive opportunities for similar positions in the peer group companies. The Committee generally selects target bonus percentages for the NEOs such that target total cash compensation approximates the median of comparable positions in our peer group.

Within 90 days after the beginning of fiscal year 2011, the Committee established EPS, RONA dollars, and sales performance objectives for the payment of bonus awards. The Committee may determine that special one-time or extraordinary gains or losses should or should not be included in determining whether such performance objectives have been met. The Committee believes that it is appropriate to vary the performance objectives over time since each fiscal year's objectives should be important in that year to drive sustainable growth and increase stockholder value.

For purposes of our 2011 Executive Officer Incentive Plan and our 2011 Long Term Cash Incentive Plan (see "Long Term Incentives"), the performance objectives are calculated as follows:

- *EPS* — EPS is calculated using the amounts set forth in our financial statements.
- *RONA* — Return on net asset dollars are calculated as net operating profit after tax ("NOPAT") for the most recent 12 months less a capital charge. The capital charge is calculated as the average of the most recent 13 months' net asset balance, multiplied by 11.7%, which is an estimate of our long-term cost of capital. To more accurately reflect the nature and performance of our business, we make certain adjustments to the amounts set forth in our financial statements to calculate RONA dollars. To calculate NOPAT, we begin with our business unit income, add back rent and deduct taxes on adjusted income. To calculate net assets, we begin with our balance sheet net assets, add back interest bearing debt, net capitalized rent and implied goodwill and deduct corporate cash. RONA dollar objectives exclude the difference between the actual and budgeted impact of foreign currency exchange as well as stock-based compensation expense and one time restructuring expenses.
- *Sales* — based on the amounts set forth in our financial statements.

For each plan year, a specified percentage of each bonus award is based upon each of the performance objectives selected by the Committee for that plan year. For each of the performance objectives that are met, a corresponding portion of the bonus award is paid. Each performance objective has an associated threshold level that must be achieved for any of the bonus award associated with such objective to be paid and there are also target and maximum levels that are set with increased payouts for better than expected performance. Bonuses are not paid unless we achieve minimum EPS.

In March 2011, the Committee selected three performance objectives for our 2011 fiscal year which on a company-wide basis were:

- EPS target of $1.50, representing 19% growth in EPS, which was weighted at 40% of the targeted bonus award.
- RONA dollars target of $73 million, representing a $138 million improvement over our 2010 RONA dollars, which was weighted at 30% of the targeted bonus award.
- Sales goal of $25.7 billion, representing a 4.7% increase over actual 2010 sales, which was weighted at 30% of the targeted bonus award.

The RONA dollars and sales goals are business unit specific for Messrs. Doody and Parneros and reflect total Company performance for Messrs. Sargent, Mahoney and Miles. Mr. Doody's RONA dollar goal was $168 million for North American Delivery, representing a 53% improvement over 2010 North American Delivery RONA dollars. Mr. Parneros' RONA dollar goal (which related to the U.S. portion of our North American Retail segment) is not disclosed because it would cause us competitive harm. The undisclosed RONA dollar goal was set at a level of difficulty comparable to that of the RONA dollar goals for other executives as disclosed above. During the past four years, the undisclosed RONA dollar goal has been achieved above the target level on one occasion and below the target level on three occasions.

All of the performance goals were based on the financial plan for our 2011 fiscal year so that achievement would result in the target payout. The Committee believed that all of the goals were set at a level that would be challenging to achieve given the uncertain economy, particularly since the minimum EPS required for any bonus payout was set at 85% of target for fiscal year 2011. The maximum payout of twice the target award could only be achieved if we achieved at least 115% of all of our goals.

The tables below illustrate the structure and results under our Executive Officer Incentive Plan in 2011 relative to the targets for each component of the plan for our NEOs, with Staples' overall and business unit performance below target.

2011 Executive Officer Incentive Plan – Actual Performance
% of target

	Total Company	
EPS 40% Weight	RONAS 30% Weight	Sales 30% Weight

Based on the actual performance under the 2011 Executive Officer Incentive Plan, the payments for Messrs. Sargent, Mahoney, and Miles were $724,284, $292,395, and $292,395, respectively.

	North American Delivery	
EPS 40% Weight	RONAS 30% Weight	Sales 30% Weight

Based on the actual performance under the 2011 Executive Officer Incentive Plan, the payment for Mr. Doody was $294,142.

US Retail		
EPS 40% Weight	RONAS 30% Weight	Sales 30% Weight

Based on the actual performance under the 2011 Executive Officer Incentive Plan, the payment for Mr. Parneros was $270,199.

Changes to the 2012 Performance Based Annual Cash Bonus

Beginning in fiscal 2012, we plan to substitute operating income for RONA as a performance objective for the Executive Officer Incentive Plan, resulting in a change of performance objectives from EPS, RONA and sales to EPS, operating income and sales. RONA will now become our single metric for our Long Term Cash Plan, thereby creating separate and distinct metrics between our short term and long term incentive plans. In addition, in our efforts to drive cross channel collaboration between retail and e-commerce, associates in the US Retail business will have a Staples.com sales bonus goal and associates in Staples.com will have a US Retail sales bonus goal. As part of their annual cash incentive plan, 50% of Mr. Doody's sales goal will be tied to US Retail sales and 50% of Mr. Parneros' sales goal will be tied to Staples.com sales.

Long Term Incentives

Our long term equity and cash incentives reward the achievement of long term business objectives that benefit our stockholders and help us retain a successful and tenured management team. With respect to the NEOs, the Committee relied upon a portfolio approach to long term incentives in 2011 that included a mix of long term cash incentive awards (31% of long term compensation target value), stock options (41-42% of total long term compensation target value), and tenure-based restricted stock (27-28% of long term compensation target value). We compare our long term incentives at target to ensure that we are competitive with our peer group, with a focus on approximating the median of target levels within our peer group. In the Committee's view at the time of grant in 2011, the chosen mix of long term equity awards and long term cash struck the right balance in providing performance based incentives that were aligned with stockholder interests and supported retention of our talented senior executive team in a challenging economic environment.

The Committee granted annual equity awards to all eligible associates, including the NEOs, on July 1, 2011, pursuant to our policy that the annual grant date for the annual equity grant is the first business day after June 30. One of the reasons for having a formal policy of setting the date for the annual equity grant is to avoid any perception that the stock option grants are timed in coordination with the release of material non-public information. Our annual grants of stock options and tenure-based restricted stock awards are awarded midyear around the mid-point of our fiscal year (after our prior year performance appraisal and bonus award processes have been completed) to serve as an additional recognition event that may drive current year and future performance. The stock options were granted at the closing price on July 1 and vest ratably over a four-year period. The tenure-based restricted stock vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. Equity awards were issued to approximately 8,600 equity eligible associates in 22 countries. The long term cash incentive awards were also awarded on July 1.

For 2011, the Committee granted awards under our Long Term Cash Plan. The Committee set annual company-wide performance based goals and relative weightings, along with the general payout structure, to track the total company portion of the 2011 Executive Officer Incentive Plan. See "Performance Based Annual Cash Bonus" section above for more detail. As with the 2010 awards, recognizing the difficulty of setting appropriate long term incentive targets, the company-wide performance goals were or will be set at the beginning of each of the three years of the three year performance cycle (2011-2013), with actual payout determined at the end of the three year performance cycle and no payouts (except in the event of death) to be made until the Committee certifies results in March 2014. As described below under "Changes to the 2012 Performance Based Long Term Cash Plan," in 2012, the awards will be based on a cumulative three year RONA goal, as opposed to a series of annual goals.

31

For the 2010 and 2011 awards, one third of the target award is applied as a target amount for each of the three fiscal years within the performance cycle, and at the end of the performance cycle, the Committee, upon the certification of the results, will determine the amount of the payment to be made to a participant by adding the amounts earned in each component year of the performance period, with each year's payment reflecting proven performance in relation to the goals achieved for that 12 month period. In March 2011, the Committee determined that in the aggregate the performance objectives for fiscal year 2010 had been achieved at 95.8% of target. In March 2012, the Committee determined that in the aggregate the performance objectives for fiscal year 2011 had been achieved at 41.4% of target.

Changes to the 2012 Performance Based Long Term Cash Plan

Beginning in fiscal 2012, the performance objectives for our Long Term Cash Plan will change from EPS, RONA and sales to a single performance objective, RONA. In addition, and in response to shareholder feedback, rather than setting annual goals each year over the three year performance period, a cumulative three year RONA goal will be set at the beginning of the performance period. Results based on the cumulative three year RONA performance will be measured and determined by the Committee at the end of the three year period. RONA is one of the best measures of long term value creation and is therefore an appropriate long term incentive metric.

Long Term Cash Plan — Performance Objectives and Weightings

2011*	EPS 40%*	RONA$ 30%*	Sales 30%*
2012		RONA$ 100% (based on cumulative 3 years)	

*Single year performance goals. The 2012 performance objectives under the previously granted 2010 and 2011 Long Term Cash Plan awards will change to EPS (40%), Operating Income (30%) and Sales (30%).

Prior Year Equity Awards

2008 Performance Share Awards: The minimum EPS 2010 goal of $1.79 was not achieved for our 2008 performance share awards; therefore, in March 2011, the Board, based on the Committee's recommendation, determined that no payout would be awarded. The unearned compensation amount represented a sizeable portion (30%) of the total target long term incentive opportunity that was extended to each NEO in 2008. The aggregate value of unearned shares returned to the available share pool under the Amended and Restated 2004 Stock Incentive Plan ("Stock Plan") was $8.5 million.

2010 Performance Share Awards: Each award recipient is eligible to receive shares following the satisfaction of certain performance objectives over a three year performance cycle which includes fiscal years 2010, 2011 and 2012. No shares will be awarded until the Board, upon the recommendation of the Committee certifies on the date of its first regularly scheduled meeting following the end of the performance cycle (the "March 2013 Board Meeting Date") whether, and to what extent, the performance objectives have been achieved. Shares awarded upon certification by the Board will vest as follows: 33% on the March 2013 Board Meeting Date, 33% on the first anniversary of the March 2013 Board Meeting Date and 34% on the second anniversary of the March 2013 Board Meeting Date. In March 2011, the Committee determined that in the aggregate the performance objectives for fiscal year 2010 had been achieved at 93.25% of target. In March 2012, the Committee determined that in the aggregate the performance objectives for fiscal year 2011 had been achieved at 58.1% of target.

Administration of Incentive Plans

The Board and the Committee, through delegated powers, have broad discretion in administering the cash and stock incentive plans. This discretion includes the authority to grant awards, determine target awards, and select performance objectives and goals, along with the ability to adopt, amend and repeal such administrative rules, guidelines and practices as deemed advisable. In addition, the Committee has broad discretion to modify awards and determine goal attainment and the payment of awards under each plan. The Committee may determine to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business and whether special one-time or extraordinary gains and/or losses and/or extraordinary events should or should not be included or considered in the calculation of goals. For the cash incentive plans, the Committee can decrease but not increase cash awards.

Retirement and Other Benefits

We do not have a defined benefit pension plan in which our NEOs participate; however, our NEOs are eligible to participate in defined contribution plans. These retirement plans include a standard 401(k) qualified plan and a Supplemental Executive Retirement Plan ("SERP"), both which are otherwise fully funded by the NEOs and only supported by Staples through limited matching contributions. Additionally, the NEOs are eligible to participate in standard health and welfare programs, such as medical, dental, vision, disability, and supplemental life insurance, on the same basis as our other salaried associates. They are also eligible to participate in our 401(k) qualified plan on the same basis as our other salaried associates; however, their contributions are limited to 2% of eligible compensation. Due to the limitations on our officers' ability to contribute to our 401(k) plan, we have the SERP, which is a non-qualified deferred compensation plan generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Under the SERP, officers of Staples may defer a total of up to 100% of their base salary, bonus, and long term cash incentive awards and receive matching contributions up to a maximum of 4% of base salary and bonus.

We also have an Executive Benefits Program consisting of life insurance, long term care insurance, supplemental long term disability, a survivor benefit plan and an executive physical and registry program. This program was implemented to enhance our retirement and benefit offerings for senior management and to further support our efforts to attract and retain top talent. All senior officers of Staples, including the NEOs, are eligible to participate in this program. For each plan or policy described above that requires payment of periodic premiums or other contributions, we generally pay such premiums or other contributions for the benefit of each NEO.

Executive Perquisites

Our executive compensation program is relatively free of perquisites, and the Committee views our limited executive perquisites as reasonable and very limited compared to our peer group companies. To reinforce this position, as explained in more detail below, the Committee has in past years adopted formal policies regarding personal use of our leased aircraft and reimbursement for tax planning services for senior officers. Most recently, as described below, the Committee adopted a policy prohibiting any future compensation, severance or employment related agreement from providing for a gross up payment to cover taxes triggered by a change in control.

Aircraft Policy. Under our aircraft policy, our CEO is permitted to use our leased aircraft for personal use so long as the incremental cost to Staples is treated as compensation income to our CEO. Subject to prior approval by our CEO and similar compensation treatment, other NEOs may also use our leased aircraft for personal use. There was no personal use of our leased aircraft during our 2011 fiscal year.

Tax Services Reimbursement Program. We reimburse each NEO, other than our CEO, up to $5,000 each year for tax, estate or financial planning services or advice from a pre-approved list of service providers that must not include our outside auditors. Our CEO is reimbursed up to $50,000 each year for these services. The Committee annually reviews the amounts paid under this policy for compliance. The reimbursements are not grossed up for taxes.

Policy against reimbursement of excise tax on change in control payments. In March 2011, the Committee adopted a policy that, unless required by law, prohibits Staples from entering into any future compensation, severance or employment related agreement that provides for a gross up payment to cover taxes triggered by a change in control, including taxes payable under Section 280G of the U.S. Internal Revenue Code. Under the terms of Mr. Sargent's long standing severance benefits agreement, we would reimburse Mr. Sargent for any excise tax due under Section 280G of the U.S. Internal Revenue Code incurred in connection with a termination without cause or resignation for good reason following a change in control of Staples. Mr. Sargent is the only executive with this benefit.

The Committee's Processes

The Committee has established a number of processes to help ensure that our executive compensation program meets the objectives, and is consistent with the pay philosophy, described at the beginning of this CD&A.

Independent Compensation Consultant

Our Committee charter authorizes the Committee to engage independent legal and other advisors and consultants as it deems necessary or appropriate to carry out its responsibilities and prohibits the Committee's compensation consultants from serving as Staples' regular advisors and consultants. Accordingly, in our 2011 fiscal year, the Committee continued to use, pursuant to a written agreement, Exequity LLP as an independent advisor reporting to the Committee to advise on and assist with executive compensation matters. Under the terms of Exequity's agreement, Exequity is responsible for, among other matters:

- Reviewing total compensation strategy and pay levels for executives.
- Performing competitive analyses of outside board member compensation.
- Examining all aspects of executive compensation programs to ensure that they support the business strategy.

- Preparing for and attending selected Committee and Board meetings.
- Supporting the Committee in staying current on the latest legal, regulatory and other industry considerations affecting executive compensation and benefit programs.
- Providing general counsel and advice to the Committee with respect to all compensation decisions pertaining to the CEO and all compensation recommendations submitted by management.

During our 2011 fiscal year, the independent consultant advised, and frequently made recommendations to, the Committee on compensation matters for all officers and directors as requested by management or the Committee, advised on and made recommendations on all matters pertaining to compensation of our CEO, and met with the Committee in executive session without the presence of management. Consistent with the terms of the written agreement and the Committee charter, Exequity has, with the knowledge and consent of the Committee, provided advice and expertise to management on matters to be presented by management to the Committee, but Exequity has not performed services for Staples that were unrelated to Committee related matters. During 2011, Exequity assisted management by performing Section 280G calculations and providing experience based executive market data related to executive and non-executive positions. Most of the data reviewed by the Committee is generated by management and reviewed and advised upon by the compensation consultant. The principal consultant from Exequity attended four of the five the Committee meetings during our 2011 fiscal year. Exequity was paid $40,330 for services rendered during 2011.

Benchmarking

In March 2011, the Committee set compensation for the NEOs based on its September 2010 review of 2007-2009 compensation, its assessment of our 2010 performance and general consideration of the totality of the data, advice and information provided by management and Exequity.

In December 2011, the Committee evaluated the competitiveness of our NEOs' compensation relative to marketplace norms and practices by analyzing current proxy statement data from our peer group. During the course of this analysis, the Committee focused on whether Staples' pay practices were aligned with performance. This analysis was intended to inform the Committee as to whether any changes to the executive compensation program were needed.

The Committee evaluated, relative to the 2010 and three year (2008-2010, CEO, CFO and Chief Operating Officer ("COO") only) proxy statement data for the peer group, the competitiveness of base salary, total cash compensation (base salary plus annual cash bonus) and TDC, with a focus on total cash compensation and TDC. The Committee then analyzed its findings in relation to Company performance as measured by one year and three year TSR, EPS, and ROIC.

TDC was reviewed in two ways. First, to provide a view of the "realizable TDC" in 2010, the value of TDC was analyzed by, at the date the data was analyzed (October 14, 2011, when our stock price was $14.87), taking the sum of the base salary, annual cash bonus paid, "in the money" value of annual stock option grants, and the value of restricted stock awards or other long term incentives. Second, to provide the value of the "as reported" overall TDC at grant, the value of TDC was analyzed by taking the sum of base salary, annual cash bonus, value of annual stock options as reported in our proxy statement, value of the restricted stock awards as reported in the proxy statement, and the value of long term incentive grants at target.

Peer Group

The Committee plans to review our peer group every three years, with the most recent comprehensive review of our peer group having been performed in June and September 2011. The peer group analysis was conducted by the Committee's independent consultant. The current peer group was analyzed using a proprietary model to compare the "fit" of each of the peer group companies to Staples' profile based on industry, company size, market valuation and performance. The composition of our peer group goes beyond just retailers and business to business competitors. The Committee compared the scores of the peer group companies to the scores of fifteen other potential peer companies that fit the profile. Based on a quantitative and qualitative assessment, the Committee decided not to make any changes to the current peer group shown below.

Amazon.com, Inc.	Kohl's Corporation	Starbucks Corp.
Best Buy Co., Inc.	Limited Brands, Inc.	Sysco Corporation
Costco Wholesale Corporation	Lowe's Companies, Inc.	Target Corporation
FedEx Corporation	Macy's, Inc.	The TJX Companies, Inc.
Gap Inc.	Office Depot, Inc.	Walgreen Co.
Home Depot, Inc.	OfficeMax Incorporated	Xerox Corporation
J.C. Penney Company, Inc.	Safeway Inc.	

<u>2010 and 2008-2010 Compensation Findings</u>

Based on its review of the data, the Committee's key findings for the 2011 NEOs are summarized in the two tables below. Our findings for our CEO's benchmarking review are presented earlier in the Executive Summary. The first table below reflects our findings, relative to our peers, of how our CEO, CFO, North American Delivery ("NAD") and US Retail ("USR") Presidents' base salary, total cash compensation, realizable TDC and TDC as reported in our proxy statement compared, over the 2010 period, to TSR, EPS growth and ROIC percentage. The second table below presents similar information over the 2008-2010 period for our CFO, with the performance metrics being compounded growth rate in EPS and TSR, along with the three year average percent ROIC. Similar data for our CEO is displayed on page 26. The Presidents of NAD and USR were not included in the second table, and our COO is not included in either table, because of insufficient comparable data. In the tables below, EPS is adjusted for all years to exclude special items, such as integration and restructuring costs, retail wage and hour settlements and special tax charges.



Percentile vs. Peer Group		Base Salary	Total Cash	TDC (Realizable)	TDC (As Reported)	Total Shareholder Return	EPS Growth	ROIC %
◆	CEO	44%	61%	67%	81%			
▲	Vice Chairman & CFO	45%	66%	67%	>90%	14%	9%	27%
■	President USR	3%	53%	45%	90%			
●	President NAD	3%	52%	44%	90%			

Actual Performance: -3.4%, 11%, 8.4%



	Percentile	Base Salary	Total Cash	TDC (Realizable) [1,2]	TDC (As Reported Value) [2]	Total Shareholder Return CAGR	EPS CAGR	ROIC Average %
Actual Performance						-0.9%	-4%	9.6%

Percentile vs. Peer Group

▲ Vice Chairman & CFO		42%	40%	57%	>90%	46%	36%	40%
CEO[3]								

(1) For both of the above tables, realizable TDC is the sum of base salary, annual cash bonus paid and the realizable value of equity, which is the sum of the market value on October 14, 2011 (the date of the analysis) of restricted stock grants awarded over the relevant period and the value of stock options awarded over the relevant period as determined by subtracting the grant price from the closing price of $14.87 on October 14, 2011.

(2) Includes the impact of special equity awards.

(3) See page 26 for CEO information.

Analysis and Conclusions

In December 2011, the Committee reviewed the 2010 and 2008-2010 compensation levels of our NEOs in view of this data and determined that overall compensation was appropriate in view of relative and absolute performance based primarily on the three year realizable TDC for the CEO and CFO. The Committee also took into consideration, in comparison to the peer data, the officers' respective roles and responsibilities within the Company and in comparison to other similarly situated executives. The Committee's key findings were:

- Our three year performance and total cash and realizable TDC all were generally aligned and approximated the median for the CEO and CFO.
- The three year realizable TDC is below median for the CEO, and the CFO's three year realizable TDC is at the 57th percentile, which was justified as the CFO also serves as the Company's Vice Chairman and managed several other departments and had added responsibilities that were not related to finance.
- On an "as reported" basis, three year TDC for the CEO is below the 75th percentile.
- For all of our NEOs, the realizable TDC is lower than the "as reported" values.

Accordingly, the Committee did not make any material changes to the compensation packages of our NEOs.

Tally Sheets/Termination Scenarios

For our NEOs, the Committee reviews all components of compensation, including salary, bonus, current vested and unvested long term incentive compensation, the current value of owned shares, and cost to us of all perquisites and benefits. In addition, the Committee periodically reviews similar information for other senior executives. The Committee also reviews the projected payout obligations under potential retirement, termination, severance, and change-in-control scenarios to fully understand the financial impact of each of these scenarios to Staples and to the executive. Documentation detailing the above components and scenarios with their respective dollar amounts was prepared by management for each of our NEOs and reviewed by the Committee in March 2011. This information was prepared based on compensation data as of the end of fiscal 2010 and assumed that the

various scenarios occurred at the end of fiscal 2010. Similar termination scenario information with respect to our 2011 fiscal year is presented under the heading "Potential Payments upon Termination or Change-in-Control." Based on this review and the views of the Committee's independent compensation consultant, the Committee found the total compensation for each of our NEOs under these various scenarios to be reasonable after taking into account many factors, including, but not limited to, the contributions of the executive to Staples, the financial performance of Staples, the marketplace, the particular contemplated scenario and the guidance provided by the compensation consultant.

Input from Management

Certain officers within our Human Resources department regularly attend Committee meetings to provide information and recommendations regarding our executive compensation program, including the Executive Vice President of Human Resources and Vice President of Compensation and Benefits. Among other things, these officers present our CEO's recommendations regarding any change in the base salary, bonus, equity compensation, goals related to performance based cash or equity compensation and other benefits of other senior executives, and these officers also compile other relevant data at the request of the Committee. The CEO's recommendations are based in part on the results of annual performance reviews of the other executives. The Committee is not bound by such recommendations but generally takes them into consideration before making final determinations about the compensation of such executives other than our CEO. The CEO, at the discretion of the Committee, may be invited to attend all or part of any Committee meeting to discuss compensation matters pertaining to the other executives, and in fiscal 2011, he attended three of the five meetings of the Committee. The Committee generally meets in executive sessions with its independent compensation consultant without any member of management present when discussing compensation matters pertaining to our CEO.

The Board has delegated authority to the Chairman and CEO to grant stock options, restricted stock units and restricted stock to non-executive employees out of an annual pool of 600,000 shares. No awards from the annual pool were granted by the Chairman and CEO in fiscal 2011. The annual pool is designed to be used between quarterly Committee meetings to facilitate making new hire and retention grants and to reward special accomplishments and achievements of associates. Awards from the annual pool are granted on the earlier of the first business day of the month that follows appropriate approval or two business days after the Committee's ratification of the award.

Related Policies and Considerations

Risk Assessment

In December 2011, the Committee conducted its annual risk assessment of our executive officer compensation programs. The evaluation included an analysis of the appropriateness of our peer group, compensation mix, performance metrics, performance goals and payout curves, payment timing and adjustments, equity incentives, stock ownership guidelines/trading policies, performance appraisal process and leadership/culture. In addition, the Committee reviewed the major compensation plans with regard to the number and type of associates covered, performance measures, total cost at target of each program and risk mitigators attributable to each of the programs. The risk mitigators included the balanced mix of cash and equity incentives, the mix and quality of the performance metrics, the stock ownership guidelines and an aggressive recoupment policy. The Committee also considered and reviewed the executive compensation issues raised by the participants in the Company's corporate governance outreach program and the changes made to the executive compensation program as described earlier in this CD&A. Based on its evaluation, recognizing all compensation programs are inherently risk laden, the Committee determined that the level of risk within our compensation programs was appropriate and did not encourage excessive risk taking by our executives. Accordingly, the Committee concluded that our compensation programs will not have a material adverse effect on the Company.

Recoupment Policy

We have a formal principles based recoupment policy statement and have recoupment provisions in our annual and long term cash incentive plans, our equity award agreements and severance arrangements.

Our principles based policy statement is as follows:

We view recoupment as a risk management and asset recovery tool for dealing with certain particularly harmful or unethical behaviors such as intentional deceitful acts resulting in improper personal benefit or injury to the Company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of the Code of Ethics and breach of key associate agreements. Accordingly, in our annual bonus plans, long term incentive plans and/or agreements and severance arrangements, we provide for forfeiture and recovery of undeserved cash, equity and severance compensation from any associate that engages in such misconduct.

In connection with the Dodd-Frank Act's requirement that we implement a policy providing for the recovery of erroneously paid incentive based compensation following a required accounting restatement, we plan to revise our recoupment policy and related

implementing provisions soon after final rules are issued by the Securities and Exchange Commission.

Employment, Termination of Employment and Change-In-Control Agreements

We have not entered into any employment agreements with any of our NEOs. We have entered into severance benefit agreements with each of our NEOs, which are described under the heading "Potential Payments upon Termination or Change-in-Control" later in this proxy statement.

Severance benefits agreements have historically been offered to our NEOs in order to address competitive concerns when the NEOs were recruited, by providing those individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join Staples. Each of our NEOs has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that covers the two year period subsequent to termination of their employment.

Stock Ownership Guidelines and Policy Prohibiting Hedging

Prior to five years after becoming an executive officer, each executive officer must hold shares of our common stock equal in value to at least a defined multiple of his or her salary as follows:

Position	Ownership Level
CEO	5×salary
CFO or COO	4×salary
President, NAD	3×salary
President, USR	3×salary
Other executive officers	2×salary

All shares owned outright, unvested restricted stock and vested stock options are taken into consideration in determining compliance with these ownership guidelines. The value of stock options for this purpose is the excess of the market price of the underlying stock over the exercise price. Each of our NEOs met our stock ownership guidelines in our 2011 fiscal year.

Our Insider Trading Policy prohibits, among many other actions, our associates and directors from entering into derivative transactions such as puts, calls, or hedges with our stock. We also provide training and distribute quarterly reminders to our associates regarding this policy.

Tax and Accounting Implications

Under Section 162(m) of the Internal Revenue Code, certain executive compensation in excess of $1 million paid to our CEO and to our three most highly compensated officers (other than the CEO and CFO) whose compensation is required to be disclosed to our stockholders under the Securities Exchange Act of 1934, is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance based plan approved by stockholders. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible. The Committee intends, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers while maintaining compensation programs that support attraction and retention of key executives.

Cash bonuses paid under the Executive Officer Incentive Plan for our 2008 through 2012 fiscal years, which was approved by stockholders at our 2008 Annual Meeting, stock options awarded under our stock option plans, which were also approved by stockholders, long term cash awards awarded under our Long Term Cash Incentive Plan, which was approved by stockholders at our 2010 Annual Meeting, and the performance share awards granted in 2009 and 2010 are all performance based and are potentially deductible for us. Time-based restricted stock does not qualify for the performance based exception to Section 162(m), but the Committee believes that the retention benefit derived from such awards outweighs any tax benefit to us.

The compensation that we pay to our NEOs is expensed in our financial statements as required by U.S. generally accepted accounting principles. As one of many factors, the Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. Stock-based compensation is accounted for as required under FASB ASC Topic 718.

Compensation Committee Report

The Compensation Committee of Staples' Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on this review and discussion, recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee:

Carol Meyrowitz, Chairperson
Mary Elizabeth Burton
Robert Nakasone
Paul F. Walsh

SUMMARY COMPENSATION TABLE

The following table sets forth, at the end of our 2011 fiscal year, certain information concerning the compensation of our Chief Executive Officer, our Chief Financial Officer, and the three other most highly compensated executive officers, who we refer to collectively as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Ronald L. Sargent	2011	1,174,035	2,272,908	3,401,201	1,427,996	584,964	8,861,104
Chairman & Chief	2010	1,145,400	7,692,604	3,401,201	2,448,010	477,978	15,165,193
Executive Officer	2009	1,112,000	3,953,922	3,954,992	1,344,291	393,796	10,759,001
John J. Mahoney	2011	710,940	996,103	1,552,601	613,615	201,620	4,074,879
Vice Chairman &	2010	693,600	2,923,105	1,552,603	1,031,242	138,529	6,339,079
*Chief Financial Officer**	2009	673,400	1,804,905	1,805,368	488,442	131,901	4,904,016
Michael A. Miles, Jr.	2011	710,940	996,103	1,552,601	613,615	72,785	3,946,044
President & Chief	2010	693,600	2,923,105	1,552,603	1,031,242	81,291	6,281,841
Operating Officer	2009	673,400	1,804,905	1,805,368	488,442	72,899	4,845,014
Joseph G. Doody	2011	591,910	577,606	909,401	482,312	164,948	2,726,177
President, North	2010	538,100	1,733,818	909,403	643,060	92,345	3,916,726
American Delivery	2009	522,400	1,057,205	1,057,480	233,615	89,534	2,960,234
Demos Parneros	2011	591,910	577,606	909,401	458,369	142,909	2,680,195
President, US Retail	2010	538,100	1,733,818	909,403	668,773	81,443	3,931,537
	2009	522,400	1,057,205	1,057,480	433,151	66,152	3,136,388

* Effective February 1, 2012, Ms. Christine T. Komola succeeded Mr. Mahoney as Chief Financial Officer. Mr. Mahoney continues to serve as Vice Chairman.

(1) The amounts shown in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, not the actual amounts paid to or realized by the named executive officers during our 2011, 2010 and 2009 fiscal years. An explanation of the vesting of restricted stock awards and option awards, as well as the methodology for payouts under the 2010 Special Performance and Retention Awards granted in 2010, is discussed in the footnotes to the Grants of Plan-Based Awards for 2011 Fiscal Year and Outstanding Equity Awards at 2011 Fiscal Year End tables below.

(2) The fair value of these awards, which constitute restricted stock awards, is based on the market price of our common stock on the date of grant. For 2010, the amounts also include the 2010 Special Performance and Retention Awards, for which the fair value is calculated at the target share payout as of the grant date.

(3) The fair value of each stock option award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note J in the Notes to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2011 fiscal year.

(4) Includes amounts earned in fiscal 2011 under our Executive Officer Incentive Plan equal to $724,284, $292,395, $292,395, $294,142, and $270,199, for Messrs. Sargent, Mahoney, Miles, Doody, and Parneros, respectively. In connection with our Long Term Cash Incentive Plan, also includes for each of (i) the first year of the performance cycle covering fiscal years 2011, 2012 and 2013 and (ii) the second year of the performance cycle covering fiscal years 2010, 2011 and 2012, $351,856, $160,610, $160,610, $94,085 and $94,085 for Messrs. Sargent, Mahoney, Miles, Doody, and Parneros, respectively, representing amounts earned based on performance objectives determined by the Compensation Committee to be achieved at 41.4% of target. Earned amounts are not paid out until the Compensation Committee certifies achievement of the objectives and the payouts at the end of the three year performance cycle.

(5) Includes the following items, as applicable to each named executive officer:

- Contributions made on a matching basis pursuant to the terms of our 401(k) plan and Supplemental Executive Retirement Plan ("SERP");
- Dividend equivalents paid on shares of restricted stock granted prior to January 2009;
- Premiums paid under our executive life insurance and long-term disability plans, reimbursement of taxes owed with respect to such premiums, and premiums paid under our long-term care plan. In fiscal year 2011, annual premiums paid under our executive life insurance plan for Messrs. Sargent, Mahoney, Doody and Parneros were $100,000, $55,000, $50,000, and $30,000, respectively. There was no annual premium paid for Mr. Miles in 2011. Mr. Miles' life insurance coverage is in the form of Death Benefit Only, providing for Staples to pay his beneficiary upon his death. In fiscal year 2011, annual premiums paid under our long-term disability plans for Messrs. Sargent, Mahoney, Miles and Parneros were $16,836, $5,140, $3,697 and $3,569, respectively.
- Tax preparation services; and
- Executive physical and registry program.

The table below sets forth the dollar amounts that we paid for each applicable item listed above.

All Other Compensation

Name	Year	401(k)	SERP	Dividend Equivalents	Executive Life Insurance	Long-Term Disability	Long-Term Care	Tax Services	Physical
Ronald L. Sargent	2011	$ 2,450	$111,925	$ 167,813	$ 222,318	$ 28,903	$ 1,555	$ 50,000	$ —
	2010	2,450	99,142	173,654	121,030	30,147	1,555	50,000	—
	2009	2,450	44,480	145,378	121,030	28,903	1,555	50,000	—
John J. Mahoney	2011	2,450	54,587	9,208	119,667	8,825	1,883	5,000	—
	2010	2,450	47,012	15,507	59,039	7,638	1,883	5,000	—
	2009	2,450	26,936	17,633	69,174	8,825	1,883	5,000	—
Michael A. Miles, Jr.	2011	2,450	54,587	3,195	—	6,347	1,206	5,000	—
	2010	2,450	47,012	16,652	2,499	6,472	1,206	5,000	—
	2009	2,450	26,936	25,819	3,264	6,348	1,206	3,300	3,576
Joseph G. Doody	2011	2,450	39,971	5,252	106,850	—	1,796	5,000	3,629
	2010	2,450	30,659	9,035	39,776	—	1,796	5,000	3,629
	2009	2,450	20,896	11,061	46,481	—	1,796	5,000	1,850
Demos Parneros	2011	2,450	40,999	1,871	85,255	6,128	1,206	5,000	—
	2010	2,450	38,641	10,145	17,749	6,252	1,206	5,000	—
	2009	2,450	20,896	16,221	15,149	5,230	1,206	5,000	—

GRANTS OF PLAN-BASED AWARDS FOR 2011 FISCAL YEAR

The following table sets forth summary information regarding grants of plan-based awards made to the named executive officers for our 2011 fiscal year.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards*			All Other Stock Awards:	All Other Option Awards:		
			Threshold ($)	Target ($)	Maximum ($)	Number of Shares of Stock or Units (#) (1)*	Number of Securities Underlying Options (#) (2)*	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
Ronald L. Sargent		(4)	176,105	1,761,053	3,522,105				
		(5)	255,090	2,550,900	5,101,800				
	7/1/2011	6/6/2011				142,681			2,272,908
	7/1/2011	6/6/2011					863,012	15.93	3,401,201
John J. Mahoney		(4)	71,094	710,940	1,421,880				
		(5)	116,450	1,164,500	2,329,000				
	7/1/2011	6/6/2011				62,530			996,103
	7/1/2011	6/6/2011					393,953	15.93	1,552,601
Michael A. Miles, Jr.		(4)	71,094	710,940	1,421,880				
		(5)	116,450	1,164,500	2,329,000				
	7/1/2011	6/6/2011				62,530			996,103
	7/1/2011	6/6/2011					393,953	15.93	1,552,601
Joseph G. Doody		(4)	47,353	473,528	947,056				
		(5)	68,210	682,100	1,364,200				
	7/1/2011	6/6/2011				36,259			577,606
	7/1/2011	6/6/2011					230,749	15.93	909,401
Demos Parneros		(4)	47,353	473,528	947,056				
		(5)	68,210	682,100	1,364,200				
	7/1/2011	6/6/2011				36,259			577,606
	7/1/2011	6/6/2011					230,749	15.93	909,401

* Equity awards were granted pursuant to our Amended and Restated 2004 Stock Incentive Plan. Non-equity awards were granted pursuant to our Executive Officer Incentive Plan and our Long Term Cash Incentive Plan.

(1) Unless otherwise noted, restricted stock vests 50% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below. For awards granted in 2011, no dividends will be paid on shares of unvested restricted stock. Named executive officers are not subject to additional holding periods after equity awards vest.

(2) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below. Named executive officers are not subject to additional holding periods after such equity awards vest. The stock options expire on July 1, 2021, ten years from the date of grant.

(3) The grant date fair value of the restricted stock granted on July 1, 2011 is $15.93 per share. The grant date fair value of the stock options granted on July 1, 2011 is $3.94 per share.

(4) In March 2011, the Compensation Committee established the performance objectives for fiscal year 2011 under the Executive Officer Incentive Plan, as well as the threshold, target and maximum payment levels. Based on the level of performance objectives achieved, the Compensation Committee approved in March 2012 payments of $724,284, $292,395, $292,395, $294,142, and $270,199, for Messrs. Sargent, Mahoney, Miles, Doody, and Parneros, respectively.

(5) The amounts shown reflect potential cash payments pursuant to awards under our Long Term Cash Incentive Plan granted on July 1, 2011 for the three year performance cycle covering fiscal years 2011, 2012, and 2013. Actual cash payouts will be determined at the end of the performance cycle based on the extent to which the performance objectives for each of the three fiscal years are achieved. Our Compensation Committee will certify the results and determine the amount of the payment to be made to a participant by adding the amounts earned in each plan year of the performance cycle. The target cash award remains fixed for the balance of the performance cycle. One-third of the target award is applied as a target amount for each of the fiscal years within the performance cycle. For each of the three performance measures, the threshold payout is 25% of the annual target and maximum payout is 200% of overall target.

Performance below a threshold level for each measure results in no payout for that measure, with no payout whatsoever if the minimum earnings per share threshold (weighted at 40%) is not achieved. The Compensation Committee reviewed the results for 2011 and determined, that, in the aggregate, the performance objectives had been achieved at 41.4% of target. The fiscal year 2012 plan year of this award is contingent on stockholder approval of the Amended and Restated Long Term Cash Incentive Plan, as discussed in the "Approval of our Amended and Restated Long Term Cash Incentive Plan" section of this proxy statement.

Accelerated Vesting of Awards

Equity Awards. Under certain circumstances the vesting or payout of restricted stock, performance share awards and stock options may be accelerated as described below.

- *Rule of 65.* If the named executive officer retires or resigns and the requirements of the "Rule of 65" have been satisfied, then all restricted stock and stock option awards vest in full. Once the named executive officer meets the age and service requirements of our Rule of 65, a number of unvested shares of restricted stock that is sufficient to satisfy any tax obligations triggered by such event will vest. For awards granted after June 30, 2004, but prior to fiscal year 2010, the Rule of 65 is met if the sum of the named executive officer's age (minimum age of 55) and years of service equals or exceeds 65. Effective the first day of fiscal year 2010, we changed the Rule of 65 in all restricted stock awards for associates in North America and replaced it with a purely age 65 based retirement provision.
- *Death or Disability.* All restricted stock, performance shares and stock options vest in full upon the named executive officer's death or disability. Any payouts under any outstanding performance share awards will be based on actual results at the end of the applicable performance period as if the named executive officer were employed throughout such period.
- *Change-in-Control.* Under our standard form of non-qualified stock option agreement, a change-in-control would result in a partial vesting acceleration of outstanding options and a termination without cause (or resignation for good reason) within one year after a change-in-control would result in acceleration of vesting of all outstanding options. Under our standard form of restricted stock award agreement, a change-in-control would result in acceleration of vesting of all outstanding restricted shares if (1) the change-in-control results in the named executive officer not being offered employment by the surviving corporation under certain conditions or (2) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason). Under our performance share award agreements, a change-in-control would entitle the named executive officer at the end of the performance period to the greater of the number of shares equal to target or the number of shares earned based on actual achievement of the performance objectives if (a) the named executive officer does not accept employment with the surviving corporation upon the change-in-control or (b) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason).
- *Termination of employment by Staples.* The 2010 Special Performance and Retention Share Award agreements provide that, if the named executive officer is terminated by Staples other than for "cause" (as defined in the award agreement), the named executive officer is eligible for a prorated award based on completed years while employed during the performance cycle, provided that the prorated awards will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the three year performance cycle. If the named executive officer is terminated by Staples for "cause", then he is not eligible for any award payment.

Cash Awards. Payments of awards under the Executive Officer Incentive Plan and the Long Term Cash Incentive Plan also may be accelerated as described below.

- *Rule of 65.* If the named executive officer terminates his employment before the end of the performance period and if the sum of the named executive officer's age (minimum age of 55) and years of service equals or exceeds 65, then the named executive officer is eligible for (i) a prorated award under the Executive Officer Incentive Plan based on the number of days the named executive officer was employed during the plan year; and (ii) a prorated award under the Long Term Cash Incentive Plan based on the number of days employed during the particular year of the performance cycle, if the performance goals and target award have been established, and any completed years of the performance cycle. In each case of eligibility for a prorated award, will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the three year performance cycle.
- *Death.* Upon the named executive officer's death before the end of any plan year or performance cycle, awards will be paid at 100% of the target award, regardless of the amount that would have been earned based upon achievement of the performance goals.
- *Disability.* If the named executive officer's employment is terminated due to disability before the end of any plan year or performance cycle, then the named executive officer is eligible for a prorated award based on the number of days employed during the plan year or performance cycle, as applicable. In each case of eligibility for a prorated award, such prorated award will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the three year performance cycle.
- *Change-in-Control.* Under our Long Term Cash Incentive Plan, a change-in-control would entitle the named executive

officer at the end of the performance cycle to an award payment equal to the greater of 100% of the target award or the amount earned based on actual achievement of the performance objectives if (1) the named executive officer does not accept employment by the surviving corporation upon the change of control or (2) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason).

- *Termination of employment.* Under the Long Term Cash Incentive Plan, named executive officers that terminate employment before the end of the performance cycle, but have not met the requirements of the Rule of 65, are eligible for a prorated award based on completed plan years. If the named executive officer is terminated by Staples other than for "cause" (as defined in the Long Term Cash Incentive Plan), the named executive officer is eligible for a prorated award based on the number of days employed during the particular year of the performance cycle, if the performance goals and target award have been established prior to termination, and any completed years of the performance cycle. Prorated awards will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the three year performance cycle. If the named executive officer is terminated by Staples for "cause", then he is not eligible for any award payment.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR END

The following table sets forth summary information regarding the outstanding equity awards held by each of the named executive officers as of the end of our 2011 fiscal year.

Name	Grant Date/ Performance Share Period	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Ronald L. Sargent	7/1/2011	—	863,012	15.93	7/1/2021	142,681	2,284,323		
	7/1/2010	161,395	484,188	19.27	7/1/2020	117,951	1,888,396		
	7/1/2009	324,712	324,712	20.12	7/1/2019	22,894	366,533		
	7/1/2008	452,949	150,983	24.3	7/1/2018				
	7/2/2007	557,653		24.42	7/2/2017				
	3/8/2007					375,000 (9)	6,003,750		
	7/3/2006	431,250		24.5	7/3/2016				
	6/30/2005	525,000		21.29	6/30/2015				
	7/1/2004	525,000		19.12	7/1/2014				
	7/1/2003	525,000		12.88	7/31/2013				
	8/1/2002	525,000		10.6266	8/31/2012				
	3/1/2002	37,500		13.46	3/31/2012				
	1/30/2010 – 2/2/2013							281,250 (7)	4,502,813
	1/31/2009 – 1/30/2010					87,883 (6)	1,407,007		
	2/3/2007 – 1/28/2012							187,500 (8)	3,001,875
John J. Mahoney	7/1/2011	—	393,953	15.93	7/1/2021	62,530	1,001,105		
	7/1/2010	73,675	221,025	19.27	7/1/2020	51,692	827,589		
	7/1/2009	148,224	148,224	20.12	7/1/2019	12,245	196,042		
	7/1/2008	206,761	68,921	24.3	7/1/2018				
	7/2/2007	254,557		24.42	7/2/2017				
	7/3/2006	33,979		24.5	7/3/2016				
	7/3/2006	196,875		24.5	7/3/2016				
	6/30/2005	150,000		21.29	6/30/2015				
	7/1/2004	150,000		19.12	7/1/2014				
	7/1/2003	150,000		12.88	7/31/2013				
	8/1/2002	150,000		10.6266	8/31/2012				
	1/30/2010 – 2/2/2013							100,000 (7)	1,601,000
	1/31/2009 – 1/30/2010					40,118 (6)	642,289		
Michael A. Miles Jr.	7/1/2011	—	393,953	15.93	7/1/2021	62,530	1,001,105		
	7/1/2010	73,675	221,025	19.27	7/1/2020	51,692	827,589		
	7/1/2009	148,224	148,224	20.12	7/1/2019	17,942	287,251		
	7/1/2008	206,761	68,921	24.3	7/1/2018				
	7/2/2007	254,557		24.42	7/2/2017				
	7/3/2006	33,979		24.5	7/3/2016				
	7/3/2006	196,875		24.5	7/3/2016				
	6/30/2005	225,000		21.29	6/30/2015				
	7/1/2004	225,000		19.12	7/1/2014				
	10/1/2003	225,000		16.2666	10/31/2013				
	1/30/2010 – 2/2/2013							100,000 (7)	1,601,000
	1/31/2009 – 1/30/2010					40,118 (6)	642,289		

		Option Awards				Stock Awards			
Name	Grant Date/ Performance Share Period	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Joseph G. Doody	7/1/2011	—	230,749	15.93	7/1/2021	36,259	580,507		
	7/1/2010	43,153	129,461	19.27	7/1/2020	29,975	479,900		
	7/1/2009	86,821	86,821	20.12	7/1/2019	6,937	111,061		
	7/1/2008	121,108	40,370	24.3	7/1/2018				
	7/2/2007	149,104		24.42	7/2/2017				
	7/3/2006	14,843		24.5	7/3/2016				
	7/3/2006	115,325		24.5	7/3/2016				
	6/30/2005	75,000		21.29	6/30/2015				
	7/1/2004	75,000		19.12	7/1/2014				
	1/30/2010 – 2/2/2013							60,000 (7)	960,600
	1/31/2009 – 1/30/2010					23,499 (6)	376,219		
Demos Parneros	7/1/2011	—	230,749	15.93	7/1/2021	36,259	580,507		
	7/1/2010	43,153	129,461	19.27	7/1/2020	29,975	479,900		
	7/1/2009	86,821	86,821	20.12	7/1/2019	10,509	168,249		
	7/1/2008	121,108	40,370	24.3	7/1/2018				
	7/2/2007	149,104		24.42	7/2/2017				
	7/3/2006	14,843		24.5	7/3/2016				
	7/3/2006	115,325		24.5	7/3/2016				
	6/30/2005	75,000		21.29	6/30/2015				
	7/1/2004	75,000		19.12	7/1/2014				
	7/1/2003	75,000		12.88	7/31/2013				
	8/1/2002	75,000		10.6266	8/31/2012				
	5/1/2002	9,499		13.3533	5/31/2012				
	4/29/2002	75,000		13.26	5/29/2012				
	1/30/2010 – 2/2/2013							60,000 (7)	960,600
	1/31/2009 – 1/30/2010					23,499 (6)	376,219		

(1) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2011 Fiscal Year table above.

(2) The expiration date is typically the tenth anniversary of the date of grant.

(3) Unless otherwise noted, restricted stock vests 50% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2011 Fiscal Year table above.

(4) Based on the fair market value of our common stock on January 28, 2012 ($16.01 per share).

(5) The vesting of performance share awards, including the 2010 Special Performance and Retention Awards, is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2011 Fiscal Year table above.

(6) Performance shares were paid out at 111.8% of target in March 2010 based on achievement of the performance objectives for fiscal year 2009. Awarded shares vested 33% in March 2011, an additional 33% vested in March 2012 and the remaining 34% vest in March 2013.

(7) Target payout of 2010 Special Performance and Retention Share Award that vests subject to satisfaction of performance objectives for the performance cycle covering fiscal years 2010, 2011, and 2012. The performance objectives set for fiscal year 2011 and 2010 were reviewed by the Compensation Committee and determined to be achieved at 58.1% and 93.3% of target, respectively. Shares will only be awarded if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the three year performance cycle. Shares awarded vest 33% in March 2013, an additional 33% vest in March 2014 and the remaining 34% vest in March 2015.

(8) Threshold payout of 2007 Special Performance Share Award payable in shares subject to satisfaction of performance objectives for the 2007-2011 performance period, with a payout date in March 2012. These performance objectives were not achieved, and the Board did not approve any share payouts under this award.

(9) Restricted stock award vested in full on March 8, 2012.

45

OPTION EXERCISES AND STOCK VESTED DURING 2011 FISCAL YEAR

The following table summarizes the option exercises and vesting of stock awards for each of the named executive officers during our 2011 fiscal year:

Name of Executive Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($) (1)	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($) (2)
Ronald L. Sargent	1,537,500	5,524,629	43,941 (3)	894,639
John J. Mahoney	150,000	852,855	20,058 (3)	408,381
Michael A. Miles, Jr.	—	—	53,972	948,631
Joseph G. Doody	—	—	11,749 (3)	239,210
Demos Parneros	18,000	99,601	31,615	555,675

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

(2) Represents the fair market value of the stock award on the date of vesting.

(3) Restricted stock awards prior to fiscal year 2010 vested in full upon retirement or resignation if the age and years of service requirements known as "Rule of 65" were satisfied. Such shares are considered vested for tax purposes, but are not released to the named executive officer. The age and years of service requirements under awards with the Rule of 65 were met by Messrs. Sargent, Mahoney and Doody prior to fiscal year 2011 and shares under those awards were reported in the table for the applicable year. The Rule of 65 is described in the "Accelerated Vesting of Awards" section following the "Grants of Plan Based Awards for 2011 Fiscal Year" table in this proxy statement.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2011 FISCAL YEAR

The following table sets forth summary information with respect to each of the named executive officers regarding contributions to our Supplemental Executive Retirement Plan ("SERP") for our 2011 fiscal year:

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($) *	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ronald L. Sargent	373,402	111,925	(22,893)	—	4,762,921
John J. Mahoney	109,289	54,587	18,569	—	1,577,990
Michael A. Miles	54,645	54,587	20,960	—	708,087
Joseph G. Doody	306,241	39,971	131,035	—	4,747,823
Demos Parneros	60,494	40,999	19,093	—	798,512

* These contribution amounts are included in the All Other Compensation column of the Summary Compensation Table included in this proxy statement.

Our SERP is a non-qualified deferred compensation plan which is generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Our SERP provides participants with a range of well diversified investment options similar to our 401(k) plan. Eligible executives, including the named executive officers, may contribute up to 100% of their base salary and annual cash bonus and will receive matching contributions in cash equal to 100% of each dollar saved, up to a maximum of 4% of base salary and bonus. The matching contributions generally vest 20% per year during the first five years of service based on hours worked during a calendar year. After five years of service, participants are generally fully vested in all matching contributions. All of our named executive officers are fully vested in their SERP balances. Benefits generally are paid to the participant in accordance with a predefined distribution schedule based on the requirements of Section 409A under the Internal Revenue Code. Executives may also contribute a portion of their Long Term Cash Incentive Plan payments; however, they will not receive matching contributions from us.

Potential Payments Upon Termination or Change-in-Control

The tables below show the estimated incremental value transfer to each current named executive officer under various scenarios relating to a termination of employment. The tables below and the discussion that follows assume that such termination occurred on January 28, 2012. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to associates generally.

FISCAL 2011 TERMINATION SCENARIOS*

	Retirement or Resignation	Termination for Cause	Termination Without Cause	Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability (1)
Ronald L. Sargent							
Cash Severance Payment	$ —	$ —	$ 4,333,357	$ 4,333,357	$ 6,500,036	$ —	$ —
Value of Accelerated Vesting of Incentive Compensation	$ 1,587,124	$ —	$ 15,442,274	$ 1,587,124	$ 21,257,129	$ 17,260	$ 21,257,129
SERP Lump Sum Value Payout	$ 4,762,921	$ 4,762,921	$ 4,762,921	$ 4,762,921	$ 4,762,921	$ —	$ 4,762,921
Continuation of Benefits	$ 14,550	$ 14,550	$ 506,356	$ 506,356	$ 753,211	$ —	$ 1,761,337
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ —	$ 7,631,228 (2)
Excise and 409A Tax (Grossed-up)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total	$ 6,364,595	$ 4,777,471	$ 25,044,909	$ 11,189,759	$ 33,273,296	$ 17,260	$ 35,412,615

	Retirement or Resignation	Termination for Cause	Termination Without Cause or Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability(1)	
John J. Mahoney							
Cash Severance Payment	$ —	$ —	$ 1,640,386	$ 2,187,181	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ 724,469	$ —	$ 4,004,173	$ 6,433,300	$ 7,879	$ 6,433,300	
SERP Lump Sum Value Payout	$ 1,577,989	$ 1,577,989	$ 1,577,989	$ 1,577,989	$ —	$ 1,577,989	
Continuation of Benefits	$ 11,741	$ 11,741	$ 213,646	$ 503,653	$ —	$ —	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 3,554,700	(2)
Total	**$ 2,314,199**	**$ 1,589,730**	**$ 7,436,194**	**$ 10,702,122**	**$ 7,879**	**$ 11,565,989**	
Michael A. Miles							
Cash Severance Payment	$ —	$ —	$ 1,640,386	$ 2,187,181	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ 692,953	$ —	$ 1,500,674	$ 6,719,551	$ 7,879	$ 6,719,551	
SERP Lump Sum Value Payout	$ 708,087	$ 708,087	$ 708,087	$ 708,087	$ —	$ 708,087	
Continuation of Benefits	$ —	$ —	$ 16,878	$ 23,142	$ —	$ —	
Life Insurance Payout	$ —	$ —	$ —	$ —	$ —	$ 2,132,820	(3)
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 3,554,700	(2)
Total	**$ 1,401,040**	**$ 708,087**	**$ 3,866,024**	**$ 9,637,961**	**$ 7,879**	**$ 13,115,158**	
Joseph G. Doody							
Cash Severance Payment	$ —	$ —	$ 811,548	$ 1,217,323	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ 424,390	$ —	$ 2,345,637	$ 3,779,885	$ 4,615	$ 3,779,885	
SERP Lump Sum Value Payout	$ 4,747,822	$ 4,747,822	$ 4,747,822	$ 4,747,822	$ —	$ 4,747,822	
Continuation of Benefits	$ 9,142	$ 9,142	$ 55,205	$ 78,409	$ —	$ —	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 2,604,404	(2)
Total	**$ 5,181,354**	**$ 4,756,964**	**$ 7,960,213**	**$ 9,823,439**	**$ 4,615**	**$ 11,132,111**	
Demos Parneros							
Cash Severance Payment	$ —	$ —	$ 886,632	$ 1,329,947	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ 405,930	$ —	$ 890,552	$ 3,948,134	$ 4,615	$ 3,948,134	
SERP Lump Sum Value Payout	$ 798,512	$ 798,512	$ 798,512	$ 798,512	$ —	$ 798,512	
Continuation of Benefits	$ —	$ —	$ 98,811	$ 148,520	$ —	$ —	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 2,604,404	(2)
Total	**$ 1,204,442**	**$ 798,512**	**$ 2,674,507**	**$ 6,225,114**	**$ 4,615**	**$ 7,351,050**	

(1) Value of Accelerated Vesting of Incentive Compensation in the case of death or disability includes the payout at death for the Long Term Cash Incentive Plan since the death benefit is higher than the disability benefit. All other values are the same for death or disability.

(2) Includes 1 year Executive Officer Incentive Plan payout at target in addition to any Survivor Death Benefit Payout.

(3) Mr. Miles' life insurance coverage is in the form of Death Benefit Only, providing for Staples to pay his beneficiary upon his death.

* Payouts subject to 409A regulations.

See below for additional explanation of the terms of these payments and our assumptions calculating them. In addition, please see the Compensation Discussion and Analysis section of this proxy statement.

Retirement or Resignation

If a named executive officer who satisfies the conditions of our "Rule of 65" retires or resigns, all restricted stock and stock option awards granted to such named executive officer will vest in full. A named executive officer who satisfies the conditions of our Rule of 65 may exercise any vested options within three years of his retirement or resignation (but in no event after the expiration date). Our Rule of 65 is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2011 Fiscal Year table earlier in this proxy statement. As of January 29, 2011, Messrs. Sargent, Mahoney and Doody met the age and service requirements under our Rule of 65 applicable to equity based awards granted between June 30, 2004 and the beginning of fiscal year 2010 and no named executive officer has met the purely age 65 based retirement provision applicable to awards granted after the first day of fiscal year 2010. The value of accelerated vesting of incentive compensation listed in the table above represents unvested restricted stock and stock option awards held by Messrs. Sargent, Mahoney and Doody. The values exclude all performance share awards because (i) the 2007 Special Performance Share Award to Mr. Sargent did not pay out; and (ii) the 2010 Special Performance and Retention Share Awards to the named executive officers are forfeited upon voluntary termination of employment. For the Long Term Cash Incentive Plan, a prorated payment of two completed plan years for each award for the performance cycle covering fiscal years 2010, 2011 and 2012 and one completed plan year for each award for the performance cycle covering fiscal years 2011, 2012, and 2013 is included.

The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The continuation of benefits represents executive life insurance and, for Messrs. Sargent, Mahoney and Doody, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination for Cause

In the event of a termination for cause, the named executive officer is entitled to his contributions and our matching contributions to our SERP and any investment gains on such contributions. The continuation of benefits represents executive life insurance and, for Messrs. Sargent, Mahoney and Doody, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination without Cause or Resignation for Good Reason

We have entered into severance benefit agreements with each of the named executive officers that provide compensation following a termination without cause or resignation for good reason. The circumstances constituting cause or good reason are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general,

- a termination will be for cause if the named executive officer has willfully failed to perform his duties, breached any confidentiality or non-compete agreement with us, or engaged in misconduct that harms us; and
- the named executive officer will have good reason to resign if we significantly diminish his authority or responsibilities, reduce his salary or eligibility for bonus and other benefits, or require that he relocate his office more than 50 miles following a change-in-control of Staples.

Under the severance benefits agreements, following our termination of the named executive officer's employment without cause or the named executive officer's resignation for good reason:

- Mr. Sargent is entitled to continuation of salary, bonus and certain health and welfare benefits for 24 months.
- Messrs. Mahoney and Miles are entitled to continuation of salary, bonus and certain health and welfare benefits for 18 months.
- Messrs. Doody and Parneros are entitled to continuation of salary, bonus and certain health and welfare benefits for 12 months.

In addition, under Mr. Sargent's severance benefits agreement, if we terminate Mr. Sargent's employment without cause (but not if Mr. Sargent resigns for good reason), all of his stock options become exercisable in full and any restrictions on the vesting of his restricted stock awards lapse.

The cash severance payments listed in the tables above represent the value of salary and bonus continuation to the named executive officers under the severance benefits agreements. Under our Rule of 65, Messrs. Sargent's, Mahoney's and Doody's unvested restricted stock and stock option awards are accelerated. In addition, under our Rule of 65, any vested stock options may be exercised by the named executive officer within three years following termination without cause or resignation for good reason (but in no event after the expiration date). The 2010 Special Performance and Retention Share Award agreements and the Long Term Cash Incentive Plan each provide that, if the named executive officer is terminated by Staples other than for cause, the named

executive officer is eligible for a prorated award or payment, as applicable, based on completed years while employed during the performance cycle, provided that the prorated award or payment will only be paid if the performance objectives are achieved and appropriately certified and payment is authorized. The values of accelerated vesting of incentive compensation listed in the tables above represent unvested restricted stock and stock option awards held by Messrs. Sargent, Mahoney and Doody. The values also include: (i) for the 2010 Special Performance and Retention Share Awards to the named executive officers for the three year performance cycle covering fiscal years 2010, 2011 and 2012, prorated awards of two completed fiscal years at 93.3% and 58.1%, which are the amounts determined by the Compensation Committee to be achieved for fiscal 2010 and 2011, respectively, and (ii) for the Long Term Cash Incentive Plan awards to the named executive officers for the three year performance cycle covering fiscal years 2010, 2011 and 2012, prorated awards of two completed fiscal years at 95.8% and 41.4%, which are the amounts determined by the Compensation Committee to be achieved in fiscal 2010 and 2011, and for the three year performance cycle covering fiscal years 2011, 2012 and 2013, prorated awards of one completed fiscal year at 41.4%, which is the amount determined by the Compensation Committee to be achieved in fiscal 2011. The values exclude the 2007 Special Performance Share Award to Mr. Sargent because it did not pay out.

The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The continuation of benefits listed in the tables above include health and dental insurance coverage provided under the severance benefits agreements, as well as executive life insurance. For Messrs. Sargent, Mahoney and Doody, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Termination Following Change-in-Control

Under our severance benefits agreements with the named executive officers, if we terminate the named executive officer's employment without cause or the named executive officer resigns for good reason within two years following a change-in-control of Staples, the named executive officer would receive payments in addition to those triggered by a termination without cause or resignation for good reason. The circumstances constituting a change-in-control of Staples are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if another person becomes the owner of 30% or more of the combined voting power of our stock, there is an unwelcome change in a majority of the members of our Board, or our stockholders approve a merger with another entity in which our stockholders fail to own more than 75% of the combined voting power of the surviving entity. Upon a termination following a change-in-control, Mr. Sargent would receive an additional 12 months of salary, bonus, and certain health and welfare benefits, and each other named executive officer would receive an additional six months of salary, bonus and health and welfare benefits. Under the terms of Mr. Sargent's severance benefits agreement, we will also reimburse Mr. Sargent for any excise tax under Section 280G of the Internal Revenue Code incurred in connection with a termination without cause or resignation for good reason following a change-in-control of Staples. In addition, the vesting or payout of the named executive officers' restricted stock awards, stock option awards and performance share awards is accelerated, and the named executive officers are eligible for awards under the Long Term Cash Incentive Plan following a change-in-control, as described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2011 Fiscal Year table earlier in this proxy statement.

The cash severance payments listed in the tables above represent the value of salary and bonus continuation to the named executive officers under the severance benefits agreements. The values of accelerated vesting of incentive compensation listed in the tables above represent unvested restricted stock and stock option awards held by the named executive officers. The named executive officer may exercise any vested options within three years of the termination date under our Rule of 65 and otherwise within 6 months of the termination date (but in no event after the expiration date). Performance share awards and awards under the Long Term Cash Incentive Plan typically are paid at the greater of 100% of the target award or the payout based on actual results at the end of the performance cycle. As we are unable to calculate actual results at this time, values of accelerated vesting of incentive compensation include an amount equal to the target award for the 2010 Special Performance and Retention Share Award and the Long Term Cash Incentive Plan award for the performance cycles covering fiscal years 2010, 2011 and 2012 as well as 2011, 2012 and 2013. The values exclude the 2007 Special Performance Share Award to Mr. Sargent because it did not pay out.

The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. Our Board may also direct that our SERP be terminated within 12 months of the change-in-control, with assets being distributed within 12 months of the termination date. The continuation of benefits listed in the tables above include health, dental and executive life insurance coverage provided under the severance benefits agreements and, for Messrs. Sargent, Mahoney and Doody, the provision of long-term care coverage beginning at age

65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Change-in-Control Only

Under our non-qualified stock option agreements with all of our associates, including the named executive officers, a change-in-control would result in a partial vesting acceleration of outstanding options. Specifically, the vesting schedule of such options would accelerate such that an additional 25% of the underlying shares would become immediately exercisable and the remaining unvested shares would vest ratably on each vesting date following such change-in-control. The circumstances constituting a change-in-control of Staples are specifically described in our form of non-qualified stock option agreement, which is listed as an exhibit to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if another person becomes the owner of 30% or more of the combined voting power of our stock, there is an unwelcome change in a majority of the members of our Board of Directors, or our stockholders approve a merger with another entity in which our stockholders prior to the merger fail to own more than 75% of the combined voting power of the surviving entity.

Death or Disability

Termination due to death or disability would result in vesting acceleration of certain equity awards, which is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2011 Fiscal Year table earlier in this proxy statement. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by the named executive officers. In general, any vested stock options may be exercised by the named executive officer or his estate within one year following termination for death or disability (but in no event after the expiration date). For the 2010 Special Performance and Retention Share Awards, an amount equal to 100% of the target award is included. A target level award payment under the named executive officers' awards under our Long Term Cash Incentive Plan for the performance cycles covering fiscal years 2010, 2011 and 2012 and fiscal years 2011, 2012 and 2013 is also included (for disability, the named executive officer is eligible for a prorated award based on number of days employed during the performance cycle). The values exclude the 2007 Special Performance Share Award to Mr. Sargent because it did not pay out.

If the termination is due to the named executive officer's death, his beneficiaries or estate would be entitled to a lump sum payment under our SERP, target level award payment from the Executive Officer Incentive Plan and payments from our survivor death benefit plan. Payouts under our survivor death benefit plan which includes 100% of base salary for the first year and 50% of base salary for the second and third years are made monthly over a period of three years. Not included in the table above are the death benefit payouts from insurance policies for which the named executive officers pay the premiums. Payouts under these policies would be $2,132,820, $1,775,730, and $1,775,730 for Messrs. Mahoney, Doody, and Parneros, respectively. Mr. Sargent's life insurance coverage is in the form of a second-to-die policy providing for payments either upon the latter of his death or his wife's death. For purposes of the table above, we have assumed that payments under this policy (which would amount to approximately $12,690,000) are not triggered. In the event that Mr. Sargent were to die first, we would continue to pay the executive life insurance premiums needed to support the $12,690,000 death benefit.

If the termination is due to the named executive officer's disability, he would be entitled to receive a distribution from our SERP, generally in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The named executive officer would also be entitled to receive disability payments from our disability carriers, if the named executive officer has enrolled in such policy. Disability coverage is generally designed to replace 60% of the named executive officer's compensation up to $600,000 for each of the named executive officers who participated in the group disability plan on July 1, 2005. The disability benefit payouts from disability insurance policies for which the named executive officer pays the premiums are not included in the table above. In addition, executive life insurance premiums will be continued to age 65 as necessary to support the life insurance coverage in place at the time of disability.

Agreements Affecting Payments

We provide for forfeiture and recovery of undeserved cash, equity and severance compensation from any associate that engages in such misconduct. We also view recoupment as a risk management and asset recovery tool for dealing with particularly harmful or unethical behaviors such as intentional deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of the Code of Ethics and breach of key associate agreements. For instance, each of the named executive officers has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that cover the two year period subsequent to termination of his employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards.

51

EQUITY COMPENSATION PLAN INFORMATION AT 2011 FISCAL YEAR END

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) (1)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c) (2)	
Equity compensation plans approved by security holders	49,575,068	(3) $	19.89	26,057,382	(4)
Equity compensation plans not approved by security holders	12,894	(5) $	12.03	—	
Total	49,587,962	$	19.89	26,057,382	

(1) Weighted-average exercise price calculation excludes outstanding performance share awards and restricted stock units, which do not have an exercise price.

(2) Does not include up to a maximum of approximately 4,754,781 additional shares that may become available for issuance under the 2004 Plan through the expiration, termination, surrendering, cancellation, forfeiture or settlement of awards granted under the Amended and Restated 1992 Equity Incentive Plan (the "1992 Plan"), as provided in the 2004 Plan. One-half of the total number of shares of common stock covered by the 2004 Plan (including any shares that may become available through the 1992 Plan, as described above) may be granted in the form of restricted stock or other stock-based awards other than options or stock appreciation rights.

(3) Issued pursuant to our Amended and Restated 1990 Director Stock Option Plan, the 1992 Plan and our 2004 Plan. We continue to grant equity awards only under the 2004 Plan. Includes a number of shares estimated as of our 2011 fiscal year end issuable under performance share awards described under the heading "Long-Term Equity Incentives" in the Compensation Discussion and Analysis section of this proxy statement.

(4) Includes 11,057,382 shares available for issuance under the 2004 Plan as well as, pending shareholder approval, 15,000,000 shares available for issuance under our 2012 Employee Stock Purchase Plan (the "ESPP") of which 2,055,657 shares will be issuable in connection with the current ESPP offering period that ends June 30, 2012, assuming that our associates enroll to the same extent they did during the offering period that ended on December 31, 2011 and based on a fair market value of $14.23 per share for our common stock on January 3, 2012 (the first business day of the current offering period). In the event the fair market value of our common stock is less than $14.23 per share on June 30, 2012, we will issue additional shares for the current offering period.

(5) Includes 12,894 shares issuable in connection with current outstanding options under our 1997 United Kingdom Company Share Option Plan.

The following option plan has not been approved by our stockholders. We no longer issue any options under this plan, although options remain outstanding.

1997 United Kingdom Company Share Option Plan

In August 1997, our Board adopted the 1997 United Kingdom Company Share Option Plan (the "UK Option Plan"), pursuant to which stock options for up to 1,687,500 shares of our common stock could be granted to our associates and our subsidiaries' associates, other than executive officers and directors. On June 17, 2004, when our stockholders approved our Amended and Restated 2004 Stock Incentive Plan, we ceased granting stock options under the UK Option Plan. We used the UK Option Plan to compensate associates working in our United Kingdom businesses. Associates working in our United Kingdom businesses were also eligible to receive options under our stockholder-approved equity plans. We filed the UK Option Plan with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

The UK Option Plan was designed to be approved by the United Kingdom's Department of Inland Revenue so that associates would not be obligated to pay income tax on the difference between the exercise price of the option and fair market value of our common stock at the option's exercise date. The Department of Inland Revenue approved the UK Option Plan in January 1998. Participants in the UK Option Plan could be granted, in the aggregate over the life of the UK Option Plan, up to 30,000 British pounds of tax-advantaged options. Eligible associates could receive additional non-tax advantaged options under the UK Option Plan.

The UK Option Plan is administered by our Board. Our Board is authorized to adopt, amend and repeal the administrative rules, guidelines and practices relating to the UK Option Plan and to interpret the provisions of the UK Option Plan. Our Board of Directors may amend, suspend or terminate the UK Option Plan at any time. As noted above, our Board terminated the UK Option Plan, effective June 17, 2004, with respect to future awards. Our Board of Directors has delegated to the Compensation Committee authority to administer certain aspects of the UK Option Plan.

Our Board or the Compensation Committee selected the recipients of options under the UK Option Plan and determined (1) the number of shares of our common stock covered by such options, (2) the dates upon which such options become exercisable (which is typically 25% on the first anniversary of the date of grant and 2.083% monthly thereafter), (3) the exercise price of options (which may not be less than the fair market value of our common stock on the date of grant), and (4) the duration of the options (which may not exceed 10 years). With respect to options granted within the 30,000 British pound limit, preferential tax treatment generally may only be obtained on the exercise of the option if the option is exercised after the third and before the tenth anniversary of the date of grant and more than three years after the previous exercise of an option which has received preferential tax treatment.

Our Board is required to make appropriate adjustments in connection with the UK Option Plan and any outstanding options under the UK Option Plan to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The UK Option Plan also contains provisions relating to the disposition of options in the event of a merger, consolidation, sale of all or substantially all of the assets, or liquidation of Staples.

As of January 28, 2012, approximately 10 associates have outstanding awards under the UK Option Plan.

Compensation Committee Interlocks and Insider Participation

During our 2011 fiscal year, Ms. Meyrowitz, Ms. Burton, Mr. Nakasone and Mr. Walsh served on the Compensation Committee and were independent directors during such service. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee or our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of copies of reports filed during fiscal year 2011 by the directors, executive officers and beneficial owners of more than 10% of our common stock required to file such reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, and a review of written certifications provided by them to the Company, we believe that our directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

APPROVAL, ON AN ADVISORY BASIS, OF NAMED EXECUTIVE OFFICER COMPENSATION

(Item 3 on the Proxy Card)

Our Board recognizes that it is appropriate to seek on an annual basis the views of stockholders on the design and effectiveness of Staples' executive compensation program. Our stockholders are being asked to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed to attract, retain and reward executive officers who contribute to our long term success, align compensation with short and long term business objectives, and motivate and reward high levels of individual and team performance. The program is heavily weighted to incentive compensation that is "at risk" and contains elements of performance based cash and equity based compensation. This ensures that the interests of our named executive officers are aligned with the interests of our stockholders. For example, in 2011, total CEO compensation, as reported in our Summary Compensation Table, decreased 42% due to lower payouts on performance based compensation and no special equity awards. As demonstrated by our performance over time, we believe that Staples has successfully achieved our compensation program objectives. At the same time, we believe our program does not encourage excessive risk taking by management.

The "Executive Compensation" section of this proxy statement, including the "Compensation Discussion and Analysis" discussion, describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to the 2011 fiscal year ended January 28, 2012. In accordance with our commitment to sound executive compensation governance practices, and in response to last year's advisory vote on executive compensation and the feedback from our corporate governance outreach program, the Compensation Committee, in consultation with its independent consultant Exequity LLP, decided to make the following changes to our compensation program:

- Revised the goals used in our long term cash incentive program from annual goals to a three year cumulative goal.
- Revised pay mix for all officers to decrease use of stock options and increase use of performance based long term cash incentives.
- Revised long term incentives to target market median rather than 75th percentile.
- Revised annual and long term incentive goals to include different measures of performance.
- Revised pay mix for associates below the director level to replace equity incentives with cash.

Highlights from our executive compensation program include the following:

- For the three year period from 2008 - 2010, compensation decisions were aligned with the marketplace. We successfully aligned compensation with short and long term business objectives and motivated and retained executives during periods of high volatility in the stock market and a down economic environment.
- Over 62% of named executive officers' annual target compensation is "at risk" based on performance.
- Our executive compensation governance includes many best practices, such as stock ownership guidelines, a policy prohibiting hedging, an aggressive "clawback policy" and limited perquisites.

In assessing 2011 pay for performance, the Compensation Committee took into account the progress we made in 2011 against key objectives. Some of our 2011 performance highlights include:

- Grew EPS and sales in a difficult environment:
  - EPS: Diluted EPS, on a GAAP basis, increased 16% to $1.40 from the $1.21 achieved in fiscal year 2010. Adjusted diluted earnings per share increased 8% to $1.37 from the $1.27 achieved in fiscal year 2010. These adjusted results exclude a $21 million cash tax refund, or $0.03 per diluted share, during the second quarter of 2011 and pre-tax integration and restructuring expense of $58 million, or $0.06 per diluted share net of tax, in 2010.
  - Sales: Total company sales increased 2% to $25 billion compared to fiscal year 2010.
- Continued to invest in strategic initiatives, including technology products and services, copy and print services and facilities and breakroom supplies, to drive our long term success. In 2011, each of these initiatives generated in excess of $1 billion in annual revenues.
- Generated operating cash flow of $1.6 billion and invested $384 million in capital expenditures, resulting in free cash flow of $1.2 billion, our fourth consecutive year of generating more than $1 billion in free cash flow.
- Allowed us to increase our first quarter 2012 dividend by 10% to $0.11, reflecting an annualized dividend increase of 10% to $0.44. This is the third consecutive year that we have increased our dividend.

Our Board is asking stockholders to approve, on an advisory basis, Staples' named executive officer compensation by approving the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this proxy statement is hereby APPROVED."

As an advisory vote, this proposal is not binding upon Staples. The Compensation Committee considers the results of the voting in making future compensation decisions for our named executive officers.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL, ON AN ADVISORY BASIS, OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.

INTRODUCTION TO

APPROVAL OF AMENDED AND RESTATED LONG TERM CASH INCENTIVE PLAN

AND

APPROVAL OF AMENDED AND RESTATED EXECUTIVE OFFICER INCENTIVE PLAN

(Items 4 and 5 on the Proxy Card)

In accordance with our commitment to sound executive compensation governance practices, and in response to last year's advisory vote on executive compensation and the feedback from our stockholder outreach program, the Compensation Committee, in consultation with its independent consultant Exequity LLP, decided to implement several changes to the Company's compensation program. Certain of these changes require the amendment and restatement of our incentive plans.

We are seeking stockholder approval of the amendment and restatement of our 2010 Long Term Cash Incentive Plan, which we refer to as our Long Term Cash Plan, and our Executive Officer Incentive Plan, which we refer to as the Annual Cash Plan, in order to obtain favorable corporate tax treatment for payments earned under these plans.

Changes to our 2012 Compensation Program

Based on the results of its review, the Compensation Committee decided to make the following changes, among others, to the cash-based elements of our executive compensation program beginning with fiscal year 2012:

- establishment of a three year cumulative goal for awards under the Long Term Cash Plan, rather than a three year award consisting of annual goals; and
- use of separate and distinct metrics between our Long Term Cash Plan and Annual Cash Plan, including the introduction of operating income as a performance goal.

Specifically, these changes will result in the implementation of:

- For previously granted awards under the Long Term Cash Plan, which require the setting of annual goals each year for each plan year of the three year performance cycle, the use of earnings per share ("EPS"), operating income and sales performance goals for the 2012 plan year;
- For 2012 awards under the Long Term Cash Plan, a cumulative three year return on net asset dollars ("RONA") performance goal; and
- For 2012 awards under the Annual Cash Plan, the use of EPS, operating income and sales as the performance goals.

For more information about the changes to our 2012 executive officer compensation program, see the "Compensation Discussion and Analysis" section of this proxy statement.

Stockholder Approval of Amended and Restated Cash Incentive Plans

Summary. Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), certain executive compensation in excess of $1 million per year paid to some of our executive officers would generally not be deductible for federal income tax purposes unless such compensation is paid under a performance-based plan that is approved by our stockholders and

satisfies certain other criteria. Our Board is therefore submitting the Long Term Cash Plan and the Annual Cash Plan for stockholder approval in order to avail itself of the performance based compensation exception to the deduction limitations under Section 162 (m) of the Code.

Affected Awards under Long Term Cash Plan. In order to incorporate the above changes into the portion of our 2012 incentive compensation payable under our Long Term Cash Plan and still preserve the status of such payments as performance-based compensation under Section 162(m), payments under certain previously granted awards, as well as the grant of any 2012 awards, must be subject to stockholder approval of the amended and restated plan. As more fully described below, the implicated awards and related 2012 performance changes are as follows:

- For the second year of the 2011 award and the third year of the 2010 award, each previously granted under our Long Term Cash Plan and requiring the setting of annual goals for each plan year of the three year performance cycle, the use of operating income as one of three performance goals; and
- For 2012 awards granted under our Long Term Cash Plan, the use of a cumulative three year performance goal (2012-2014).

Affected Awards under the Annual Cash Plan. In order to incorporate the above changes into the portion of our 2012 incentive compensation payable under our Annual Cash Plan and still preserve the status of such payments as performance-based compensation under Section 162(m), payments under certain under the 2012 awards must be subject to stockholder approval of the amended and restated plan. As more fully described below, the implicated awards and related performance goal changes are as follows:

- For 2012 awards under our Annual Cash Plan, the use of operating income as one of three performance goals.

If stockholders do not approve the Long Term Cash Plan and the Annual Cash Plan, then no payment will be made with respect to such awards (or portions thereof).

APPROVAL OF OUR AMENDED AND RESTATED LONG TERM CASH INCENTIVE PLAN

(Item 4 on the Proxy Card)

We are seeking stockholder approval of amendments to, and a restatement of, the 2010 Long Term Cash Incentive Plan, which we refer to as the Long Term Cash Plan. The Long Term Cash Plan is designed both to provide opportunities for participants to earn financial rewards for their role in ensuring that the Company meets its long-term performance targets and to align the interests of the participants with those of the Company's stockholders. The Long Term Cash Plan was first approved by stockholders in June 2010. For the reasons described in the Introduction to this proposal, the Board believes that it is important for stockholders to approve the Long Term Cash Plan.

If stockholders do not approve the Long Term Cash Plan, the Long Term Cash Plan will not be amended and restated but will continue in effect in accordance with its existing terms; however, for certain executive officers, the third year of the 2010 awards and the second year of the 2011 awards, each previously granted under the Long Term Cash Plan, will terminate and be of no further force or effect, and 2012 awards, as intended to be granted by the Compensation Committee, will not be granted.

Summary of Principal Proposed Changes

- Adding operating income as a permissible performance goal;
- Allowing performance cycles based on a specified number of years under which performance goals may be established for the performance cycle in its entirety or separately for each year of the performance cycle; and
- Extending the term of the Long Term Cash Plan through fiscal year 2016.

Description of the Long Term Cash Plan (as Proposed to be Amended and Restated)

The following is a brief summary of the material terms of the Long Term Cash Plan as proposed to be amended and restated. The following summary is qualified in all respects by reference to the Long Term Cash Plan, which is attached as Appendix B to this proxy statement.

The Long Term Cash Plan provides for long-term cash incentives based upon a performance cycle consisting of a year or period of years under which performance goals are established for the performance cycle in its entirety or separately for each year included within the performance cycle. Awards under the Long Term Cash Plan are based on our performance or the performance of our business units measured against specific performance objectives. Our Board believes that the Long Term Cash Plan is in the best interests of the Company and our stockholders because it will focus our associates on long-term business objectives and help the Company to retain a successful and tenured management team.

Term of Plan. The Long Term Cash Plan will cover five fiscal years, beginning with our 2012 fiscal year and ending with our 2016 fiscal year.

Administration. The Long Term Cash Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have broad authority to select the recipients of awards under the plan, to determine the term of a performance cycle and whether performance goals will be set for the entirety of the performance cycle or separately for each year within the performance cycle, to establish target awards, to select business criteria and establish performance objectives, to adopt rules and regulations relating to the Long Term Cash Plan, to adopt rules related to the treatment of awards in the event of a participant's leave of absence during a performance cycle or a participant's hire, promotion or transfer during a performance cycle, and to make decisions and interpretations regarding the provisions of the Long Term Cash Plan, including satisfaction of performance goals and payment of awards.

Eligibility. All associates are eligible to participate in the Long Term Cash Plan, however, the Compensation Committee currently expects to grant awards under the Long Term Cash Plan only to officers, including executive officers. As of April 9, 2012, there were approximately 223 officers, including 7 executive officers, expected to participate in the Long Term Cash Plan.

Awards.

Target awards. Each participant will have a target award established within 90 days of the beginning of the performance cycle, which will remain fixed for the balance of the performance cycle. Target awards will be expressed as a fixed dollar amount or a percentage of the base salary of the participant determined at the time the target award is established. The target awards will be determined by the Compensation Committee based upon the participant's job level and responsibilities and may vary for different participants and business units. If separate performance goals are set for each plan year within a performance cycle, then the target award for each plan year will be the target award for the performance cycle multiplied by a fraction, the numerator of which is one and the denominator of which is the number of plan years in the performance cycle.

Performance Goals. Within 90 days after the beginning of each performance cycle (or each plan year contained within the performance cycle if separate performance goals are set for each such plan year), the Compensation Committee will establish specific performance goals for that performance cycle (or plan year, as applicable). The performance goals will be based on one or more of the following business criteria: sales, earnings per share, return on net assets, return on equity, adjusted operating profit, free cash flow, total stockholder return, net income, operating income and customer service levels. The Compensation Committee may determine that special one-time or extraordinary gains, losses and/or events, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance goals have been met.

Weighting. If more than one performance goal is established for a performance cycle (or plan year, as applicable), the Compensation Committee will also set the relative weighting of the performance goals within each such performance cycle (or plan year). The performance goals and relative weighting of performance goals may vary from performance cycle to performance cycle (or from plan year to plan year, as applicable) and among participants. Each performance objective will have a threshold performance level that must be achieved for any of the award to be paid for such objective.

Payments. At the end of the performance cycle, the Compensation Committee will determine the amount of the payment to be made to a participant based on the extent that the performance goals established for the participant for the performance cycle, or each plan year within the performance cycle, were achieved and, subject to the other provisions of the Long Term Cash Plan, pay that amount to the participant within 90 days of the end of the performance cycle. If a participant terminates employment prior to the end of a performance cycle other than for death, for cause, or in connection with a change in control, the participant will be entitled to a prorated payment payable at the end of the performance cycle, but only if the performance goals are achieved. The specific manner of proration is determined by the reason for employment termination. Should a participant die before the end of the performance cycle, a payment based on the target award will be paid to the participant's beneficiary within 90 days of the participant's death. Any participant whose employment is terminated for cause will not be eligible to receive payment of an award under the Long Term Cash Plan. If a participant's employment is terminated in certain instances relating to a change in control prior to a determination by the Compensation Committee whether payment of an award has been earned for a performance cycle, payment will be made in an amount equal to the greater of the target award for the performance cycle or the amount determined to have been earned under the award based upon the achievement of the performance goals. Prior to the occurrence

of a change in control, the Compensation Committee may exercise its discretion to reduce (but not increase) any award otherwise payable under the Long Term Cash Plan if necessary or appropriate to limit the amount payable under an award to an amount consistent with the purposes of the Long Term Cash Plan and the intended economic benefits of participation in the Long Term Cash Plan.

Maximum awards. The maximum award payable to any executive officer for any plan year within a performance cycle will be $7 million.

Amendments and Termination. The Long Term Cash Plan may be amended or terminated by either our Board or the Compensation Committee, provided that (1) no amendment or termination of the Long Term Cash Plan after the end of a performance cycle may adversely affect the rights of participants with respect to their awards for the performance cycle and (2) no amendment which would require stockholder approval under Section 162(m) of the Code may be effected without such stockholder approval.

Recoupment; Dodd-Frank Clawback. If the Compensation Committee determines during the course of a participant's employment or during a period of time following termination of employment, that a participant engaged in certain harmful or unethical behavior, the Compensation Committee may, in addition to terminating the participant's participation in the Long Term Cash Plan and requiring forfeiture of outstanding awards, require repayment by the participant of certain amounts paid under the Long Term Cash Plan. In addition, in accordance with any requirements of the Dodd-Frank Act and any policy adopted by the Company with respect thereto, if the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, then the Company shall require the participants to return to the Company, or forfeit if not yet paid, the amount of any award received under the Long Term Cash Plan during the three-year period preceding the date on which the Company is required to prepare the accounting restatement in excess of what would have been paid to the participant under the accounting restatement as determined by the Compensation Committee.

LONG TERM CASH PLAN BENEFITS

The grant of awards under the Long Term Cash Plan is discretionary. Other than as described below, the Company cannot now determine the number or type of awards to be granted in the future to any particular participant or group.

Previously Granted Awards

The Company granted awards under the Long Term Cash Plan in 2010 (the "2010 Award") and 2011 (the "2011 Award" and, together with the 2010 Award, the "Previously Granted Awards"). The Previously Granted Awards provided for a three year performance cycle consisting of three plan years, with separate performance goals to be established by the Compensation Committee for each such plan year. As described above, the payment of any amount for the third year of the 2010 Award and the second year of the 2011 Award for certain executive officers, which are based on the use of EPS, sales and operating income performance goals, is contingent on stockholders approving the Long Term Cash Plan. In addition, no payments for the third year of the 2010 Award or the second year of the 2011 award will be made unless the applicable performance goals are satisfied.

The table below sets forth the threshold, target and maximum amounts payable for each of the third year of the 2010 Award and the second year of the 2011 Award for the following individuals who received the Previously Granted Awards. The target amount, which is the same for the 2010 Award and the 2011 Award, is one-third of the full target award established by the Compensation Committee for each three year performance cycle.

Holders of Previously Granted Awards	Threshold ($)	Target ($)	Maximum ($)
Ronald L. Sargent *Chairman & Chief Executive Officer*	85,030	850,300	1,700,600
John J. Mahoney *Vice Chairman & Chief Financial Officer*	38,817	388,167	776,334
Michael A. Miles, Jr. *President & Chief Operating Officer*	38,817	388,167	776,334
Joseph G. Doody *President, North American Delivery*	22,737	227,367	454,734
Demos Parneros *President, US Retail*	22,737	227,367	454,734

2012 Awards

Subject to stockholder approval, the Compensation Committee intends that awards under the Long Term Cash Plan for the 2012 fiscal year (the "2012 Awards") will include a three year performance cycle with a three year cumulative performance goal based on RONA during such period. Although the 2012 Awards have not yet been made under the Long Term Cash Plan and the total amount that will be paid with respect to such awards, if any, is not determinable at this time, the table below shows the threshold, target and maximum amounts payable under the 2012 Awards based on current compensation levels and assuming target awards set by the Compensation Committee in March 2012. No payments will be made unless the applicable performance goals are satisfied.

Name of Individual and Title/Position or Identification of Group	Threshold ($)	Target ($)	Maximum ($)
Ronald L. Sargent *Chairman & Chief Executive Officer*	329,000	3,290,000	6,580,000
John J. Mahoney *Vice Chairman & Chief Financial Officer*	148,520	1,485,200	2,970,400
Michael A. Miles, Jr. *President & Chief Operating Officer*	148,520	1,485,200	2,970,400
Joseph G. Doody *President, North American Delivery*	86,770	867,700	1,735,400
Demos Parneros *President, US Retail*	86,770	867,700	1,735,400
All current executive officers, as a group	838,670	8,386,700	16,773,400
All current directors, who are not executive officers, as a group*	—	—	—
All employees, including all current officers, who are not executive officers, as a group	1,704,820	17,048,200	34,096,400

* Non-employee directors are not eligible to participate in the Long Term Cash Plan.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to the Long Term Cash Plan, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Long Term Cash Plan should consult their own professional tax advisors concerning tax aspects of participating in the Long Term Cash Plan. Nothing in this proxy statement is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties.

Payments received by participants under the Long Term Cash Plan will be income subject to tax at ordinary income rates when received. Since the Long Term Cash Plan is intended to comply with the requirements of Section 162(m) of the Code, if the Long Term Cash Plan is approved by stockholders at the Annual Meeting, then payments made in accordance with the terms of the Long Term Cash Plan will be eligible for deduction by the Company and will not be subject to disallowance under Section 162 (m) of the Code.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR LONG TERM CASH INCENTIVE PLAN.

APPROVAL OF AMENDED AND RESTATED EXECUTIVE OFFICER INCENTIVE PLAN
(Item 5 on the Proxy Card)

We are seeking stockholder approval of amendments to, and a restatement of, the Executive Officer Incentive Plan, which we refer to as the Annual Cash Plan. The Annual Cash Plan is designed to provide opportunities for participants to earn financial rewards for their role in ensuring that the Company meets its annual performance targets and to align the interests of the participants with those of the Company's stockholders. The Annual Cash Plan was last approved by stockholders in 2008. For the reasons described in the Introduction to this proposal; the Board believes that it is important for stockholders to approve the amended and restated Annual Cash Plan.

If the stockholders do not approve the Annual Cash Plan, the Annual Cash Plan will not be amended and restated but will continue in effect in accordance with its existing terms, however; the 2012 awards will terminate and be of no further force or effect.

Summary of Principal Proposed Changes

- Adding adjusted operating profit, free cash flow, total stockholder return, net income and operating income as permissible performance goals; and
- Extending the term of the Annual Cash Plan through fiscal year 2016.

Description of the Annual Cash Plan (as Proposed to be Amended and Restated)

The following is a brief summary of the material terms of the Annual Cash Plan as proposed to be amended and restated. The following summary is qualified in all respects by reference to the Annual Cash Plan, which is attached as Appendix C to this proxy statement.

Term of Plan. The Annual Cash Plan will cover five fiscal years, beginning with our 2012 fiscal year and ending with our 2016 fiscal year. We refer to each such fiscal year as a "Plan Year."

Administration. The Annual Cash Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have broad authority to determine target bonuses, select performance objectives, adopt rules and regulations relating to the Annual Cash Plan, and make decisions and interpretations regarding the provisions of the Annual Cash Plan.

Eligibility. Each of our executive officers, within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission, will be eligible to participate in the Annual Cash Plan. We currently have 7 executive officers. An executive officer whose employment terminates before the end of a Plan Year, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Annual Cash Plan for that Plan Year.

Determination of Bonus Awards.

Each executive officer will have a target bonus award (a "Target Award") for each Plan Year. Target Awards will be expressed as a percentage of the actual base salary paid to the executive officer during that Plan Year. The percentages will be determined by the Compensation Committee based upon the executive officer's job level and responsibilities and may vary for different officers and business units.

Within 90 days after the beginning of each Plan Year, the Compensation Committee will establish specific performance objectives for the payment of bonus awards for that Plan Year. The performance objectives for each Plan Year will be based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity, adjusted operating profit, free cash flow, total stockholder return, operating income and customer service levels. The Compensation Committee may determine that special one-time or extraordinary gains or losses, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met.

For each Plan Year, a specified percentage of each Target Award will be based upon each of the performance objectives selected by the Compensation Committee for that Plan Year. For each of the performance objectives, a specified percentage of the portion of the Target Award that is based on that particular performance objective will be paid based on the level of performance achieved. Each performance objective has a threshold performance level that must be achieved for any of the bonus award to be paid for such objective. No bonus will be paid under the Annual Cash Plan for a Plan Year if the minimum earnings per share goal established for such Plan Year is not achieved, regardless of whether any other performance objective is achieved. If an executive officer dies before the end of a Plan Year, however, a bonus award based on target performance will be paid within 60 days of the executive officer's death.

The maximum bonus award payable to any executive officer for any Plan Year will be $4 million. In addition, the Compensation Committee presently intends to limit bonus awards to 200% of an executive officer's Target Award.

Amendments and Termination. The Annual Cash Plan may be amended or terminated by either our Board or the Compensation Committee, provided that (1) no amendment or termination of the Annual Cash Plan after the end of a Plan Year may adversely affect the rights of executive officers with respect to their bonus awards for that Plan Year and (2) no amendment which would require stockholder approval under Section 162(m) of the Code may be effected without such stockholder approval.

Recoupment; Dodd-Frank Clawback. If the Compensation Committee determines during the course of a participant's employment or during a period of time following termination of employment, that a participant engaged in certain harmful or unethical behavior, the Compensation Committee may, in addition to terminating the participant's participation in the Annual Cash Plan and requiring forfeiture of outstanding awards, require repayment by the participant of certain amounts paid under the Annual Cash Plan. In addition, in accordance with any requirements of the Dodd-Frank Act and any policy adopted by the Company with respect thereto, if the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, then the Company shall require the participants to return to the Company, or forfeit if not yet paid, the amount of any award received under the Annual Cash Plan during the three-year period preceding the date on which the Company is required to prepare the accounting restatement in excess of what would have been paid to the participant under the accounting restatement as determined by the Compensation Committee.

ANNUAL CASH PLAN BENEFITS

The grant of awards under the Annual Cash Plan is discretionary. Other than as described below, the Company cannot now determine the number or type of awards to be granted in the future to any particular participant or group.

2012 Annual Awards.

The Compensation Committee approved in March 2012, subject to stockholder approval, awards under the Annual Cash Plan (the "2012 Annual Awards"). The 2012 Annual Awards include EPS, sales and operating income performance goals for fiscal year 2012. As described above, the payment of any amount under the 2012 Annual Awards is contingent on stockholders approving the Annual Cash Plan. In addition, no payments pursuant to the 2012 Annual Awards will be made unless the applicable performance goals are satisfied.

The table below shows the threshold, target and maximum amounts payable under the 2012 Annual Awards.

Name of Individual and Title/Position or Identification of Group	Threshold ($)	Target ($)	Maximum ($)
Ronald L. Sargent *Chairman & Chief Executive Officer*	440,263	3,522,105	1,761,053
John J. Mahoney *Vice Chairman & Chief Financial Officer*	177,735	1,421,880	710,940
Michael A. Miles, Jr. *President & Chief Operating Officer*	177,735	1,421,880	710,940
Joseph G. Doody *President, North American Delivery*	118,382	947,056	473,528
Demos Parneros *President, US Retail*	118,382	947,056	473,528
All current executive officers, as a group	1,134,297	9,074,377	4,537,189
All current directors, who are not executive officers, as a group*	—	—	—
All employees, including all current officers, who are not executive officers, as a group**	—	—	—

* Non-employee directors are not eligible to participate in the Annual Cash Plan.

** No employees, other than executive officers, participate in the Annual Cash Plan. Employees that are not executive officers and eligible for annual cash incentives participate in the Company's Key Management Bonus Plan.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to the Annual Cash Plan, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. **Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Annual Cash Plan should consult their own professional tax advisors concerning tax aspects of participating in the Annual Cash Plan. Nothing in this proxy statement is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties.**

Payments received by executive officers under the Annual Cash Plan will be income subject to tax at ordinary income rates when received. Since the Annual Cash Plan is intended to comply with the requirements of Section 162(m) of the Code, if the Annual Cash Plan is approved by stockholders at the Annual Meeting, then bonus payments made in accordance with the terms of the Annual Cash Plan will be deductible for the Company and will not be subject to disallowance under Section 162(m) of the Code.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR EXECUTIVE OFFICER INCENTIVE PLAN.

APPROVAL OF OUR 2012 EMPLOYEE STOCK PURCHASE PLAN

(Item 6 on the Proxy Card)

We are seeking stockholder approval of the Staples, Inc. 2012 Employee Stock Purchase Plan (the "2012 ESPP"). On December 6, 2011, the Board adopted, subject to stockholder approval, the 2012 ESPP to consolidate and replace both the Amended and Restated 1998 Employee Stock Purchase Plan (the "1998 ESPP") and the Amended and Restated International Employee Stock Purchase Plan (the "International ESPP"). Since 1998, our employee stock purchase plans have provided an important incentive to our employees to encourage broad-based employee stock ownership in the Company.

As of December 31, 2011, we had only 78,430 shares available for issuance under our 1998 ESPP and 6,535 shares available for issuance under our International ESPP. As a result, an offering under the 2012 ESPP was made after the plan was adopted by the Board, but completion of the offering is subject to stockholder approval. If the proposed 2012 ESPP is not approved, then we will not be able to fulfill the current offering that was made under the 2012 ESPP. The absence of a long-standing, broad-based equity plan might negatively impact recruitment and retention of present or future employees who are expected to contribute to our long-term growth and success.

The 2012 ESPP has two components in order to give us increased flexibility in the granting of stock purchase rights under an employee stock purchase program to U.S. and to non-U.S. employees. Specifically, the 2012 ESPP authorizes the grant of options that are intended to qualify for favorable U.S. federal tax treatment (the "423 Component") under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). To facilitate participation for employees located outside of the U.S. in light of non-U.S. law and other considerations, the 2012 ESPP also provides for the grant of options that are not intended to be tax-qualified under Code Section 423 (the "Non-423 Component"). The plan administrator will designate offerings made under the Non-423 Component and, except as otherwise noted below, the 423 Component and the Non-423 Component generally will be operated and administered in the same way.

Material Terms of the 2012 ESPP

Below is a brief summary of the material terms of the 2012 ESPP. The following summary is qualified in all respects by reference to the 2012 ESPP, which is attached as Appendix D to this proxy statement.

General. The purpose of the 2012 ESPP is to provide eligible employees of Staples and any of its designated subsidiaries and affiliates with opportunities to purchase shares of our common stock through a series of offerings. On April 9, 2012, the closing price of our common stock on the NASDAQ Global Select Market was $15.92 per share.

The 2012 ESPP provides eligible employees with opportunities to purchase shares of our common stock during one or more consecutive offering periods, which, unless the plan administrator provides otherwise, will coincide with a purchase period. During each offering period, participants will accrue funds in an account through payroll deductions. At the end of the offering period, the funds in the account will be applied to the purchase of our common stock, up to the maximum number of shares for which the option was granted, currently at a 15% discount from the lower of the fair market value of our common stock on (i) the trading day of the offering period or (ii) the last day of the offering period.

Authorized Shares. The maximum aggregate number of shares of our common stock that may be issued under the 2012 ESPP is 15,000,000, all of which may be issued under the 423 Component or the non-423 Component, and any such shares issued upon exercise may consist of authorized and unissued shares or of treasury shares. The plan administrator will make equitable adjustments to the number of shares approved for the 2012 ESPP (as well as to the per share purchase price and number of shares subject to outstanding options) upon adjustments to the common stock or changes in our corporate structure that affect our common stock, including a dividend or other distribution in common stock or cash or other securities or recapitalization, stock split, reverse stock split, reorganization, merger consolidation, split-up, spin-off or combination or repurchase or exchange of common stock or other securities of Staples.

Administration. The 2012 ESPP will be administered by the Board, the Compensation Committee or to the extent permitted by Applicable Laws, the Committee on Employee Benefit Plans as constituted pursuant to the terms of the Company's 401(k) Plan. Unless otherwise determined by the Board, any two of the six officers listed in the 2012 ESPP, acting jointly, have the authority to vary the terms of contracts or agreements, engage agents, amend the 2012 ESPP or do all other acts necessary in connection with their authority under the 2012 ESPP, to the extent permitted by law. The plan administrator is authorized to make rules and regulations for the administration of the 2012 ESPP, and unless otherwise determined by the Board, will have the exclusive authority to construe, interpret and apply the terms of the 2012 ESPP, designate and change offering and purchase periods, designate

subsidiaries and affiliates for purposes of participation in the 2012 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2012 ESPP, change the frequency and number of changes that may be made to the amount withheld during an offering or purchase period, permit excess payroll withholding to adjust for delays or mistakes in the processing of subscription agreements, establish reasonable waiting and adjustment periods and accounting and crediting procedures to ensure that amounts applied toward the purchase of common stock for each participant properly correspond to their contribution amounts and establish other limitations or procedures that the plan administrator determines are advisable and consistent with the 2012 ESPP.

Further, the plan administrator may adopt rules, procedures and sub-plans relating to the operation and administration of the 2012 ESPP to facilitate participation in the 2012 ESPP by employees who are foreign nationals or employed outside the United States. To the extent any sub-plan is inconsistent with the requirements of Code Section 423, it will be considered part of the Non-423 Component. The provisions of the 2012 ESPP will govern any sub-plan unless superseded by the terms of such sub-plan.

Eligibility. Generally, individuals who are employees of Staples, including directors of Staples who are also employees, as well as employees of any our designated subsidiaries or affiliates, on the first day of the applicable offering period are eligible to participate in the 2012 ESPP, subject to the following limitations:

- participation in the 423 Component is subject to the eligibility requirements of Code Section 423;
- participation in the Non-423 Component is subject to the plan administrator's determination that an otherwise eligible employee's participation is not advisable or practicable;
- employees who are citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the 2012 ESPP or an offering if such employees' participation would violate the laws of the applicable jurisdiction or complying with the laws of the applicable jurisdiction would cause the 2012 plan or offering to violate Code Section 423; and
- the plan administrator may impose additional eligibility requirements prior to the enrollment date of an offering to the extent permitted under Code Section 423 or other applicable law.

In addition, no employee may be granted an option under the 2012 ESPP if, immediately after the grant, the employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or value of all classes of stock of Staples or any of its subsidiaries. Further, no employee may be granted an option under the 2012 ESPP which would give the employee the right to purchase our common stock under all of the stock purchase plans of Staples and its subsidiaries at a rate that exceeds $25,000 of the fair market value of such common stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time.

If a participant ceases to be eligible to participate in the 2012 ESPP during an offering period, he or she will be deemed to have withdrawn from the 2012 ESPP and the contributions credited to such participant's account but not yet used to purchase our common stock will be returned to such participant.

Participation in the 2012 ESPP. Participation in the 2012 ESPP is voluntary. An eligible employee may participate in the 2012 ESPP by submitting to the designated human resources representative a properly completed subscription agreement, or by completing an electronic enrollment procedure, on or before the date determined by the plan administrator for the applicable offering period. A participant's enrollment will authorize a regular payroll deduction from the compensation he or she receives during the offering period, and deductions and purchases will continue at the same rate for future offerings under the 2012 ESPP unless the participant changes his or her enrollment or withdraws from the 2012 ESPP in the manner and within the time prescribed by the plan administrator from time to time.

As of April 9, 2012, Staples had approximately 80,285 employees (including those employed by its designated subsidiaries and affiliates) eligible to participate in the 2012 ESPP.

Withdrawal. A participant may at any time prior to the deadline and in accordance with the procedures as may be established by the plan administrator permanently withdraw all (but not less than all) the contributions credited to the participant's account, resulting in the withdrawal from the offering. If a participant withdraws, he or she is not permitted to participate again during the remainder of the applicable offering. Participants who withdraw may participate in subsequent offerings in accordance with the normal enrollment procedures established by the plan administrator.

Offering Periods. The 2012 ESPP will be implemented by consecutive offering periods commencing on the first trading day on or after January 1 and July 1 of each year, and ending, respectively, on the last trading day on or before June 30 and December 31 of each year. Each offering period will consist of one six-month purchase period that will run simultaneously with the offering period. However, the plan administrator may, in its discretion, change the dates, duration and other terms of an offering

period if such change is announced prior to the beginning of the first offering period affected. Payroll deductions will be made during the offering period and held for the purchase of our common stock at the end of the offering period.

Payroll Deductions; Purchase Price. Staples will make payroll deductions from enrolled participants' compensation during the offering period in an amount of up to 10% of an individual's compensation for the offering period. Once the employee has properly enrolled, he or she will be deemed to have been granted an option on the applicable offering commencement date to purchase up to the number of shares of common stock determined by dividing the participant's payroll deductions accumulated during the offering period by the applicable purchase price. Under the terms of the 2012 ESPP, the purchase price is an amount equal to 85% of the lesser of the fair market value (as determined in accordance with the provisions of the 2012 ESPP) per share of our common stock on the first trading day of an offering period or on the last trading day of such period. However, the plan administrator has the authority to determine a different purchase price in its sole discretion. In no event will a participant be permitted to purchase during an offering period more than (1) the number of shares determined by dividing (A) $12,500 by (B) the fair market value (as determined in accordance with the provisions of the 2012 ESPP) of common stock on the first trading day of the applicable offering period, or (2) such other number of shares as determined by the plan administrator prior to the first day of the applicable offering period. If the offering is for any period other than six months, the $12,500 amount will be adjusted proportionately to reflect the length of the offering period.

Dividends on Shares Purchased Under the 2012 ESPP. Unless the plan administrator determines otherwise, shares that participants receive under the 2012 ESPP and hold in an account with the financial institution designated by Staples must participate in the Staples dividend reinvestment program (the "DRIP"). Participants in the DRIP will receive shares of our common stock instead of cash if any cash dividend is paid on shares of our common stock.

Transferability. Neither contributions credited to a participant's account nor any rights to exercise an option or to receive shares of common stock under the 2012 ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the employee other than by will or the laws of descent.

Dissolution or Liquidation. In the event of a proposed dissolution or liquidation, any offering period in progress will be shortened and will terminate, at the latest, immediately prior to the consummation of such dissolution or liquidation, unless the plan administrator provides otherwise.

Change in Control. In the event of a change in control, the 2012 ESPP provides for the successor corporation either to assume all outstanding options or substitute equivalent options for such outstanding options. If the successor corporation refuses to assume or substitute for any outstanding options, the plan administrator will either cancel such outstanding options prior to the effective date of the change in control and refund all contributions to the participants or shorten the offering period with respect to such options to end on a date prior to the change in control. In addition, if Staples merges with another corporation and the holders of capital stock of Staples immediately prior to the merger continue to hold at least 75% by voting power of the capital stock of the surviving corporation, then the holders of outstanding options will be entitled to receive on the next exercise date securities or property that holders of common stock were entitled to receive in connection with the merger with respect to each share of common stock.

Amendment or Termination. The plan administrator may at any time amend, suspend or terminate the 2012 ESPP in any respect, unless the amendment requires stockholder approval pursuant to Code Section 423, other applicable laws or stock exchange rules. If the plan administrator determines that the operation of the 2012 ESPP results in unfavorable accounting consequences, the Administrator may amend the terms of the 2012 ESPP and any outstanding offerings without obtaining stockholder approval or the participants' consent. Similarly, the Administrator may amend an outstanding option or grant a replacement option for an outstanding option under the 2012 ESPP to achieve the tax consequences for Staples or the participants that were expected when the option was granted or to comply with changes or clarifications to applicable laws. If the 2012 ESPP is terminated, the plan administrator may (1) terminate all outstanding offering periods either immediately or upon completion of the purchase of shares of common stock on the next exercise date, which may be sooner than originally scheduled, or (2) allow the offering periods to expire in accordance with their terms.

Each employee's participation in the 2012 ESPP is purely voluntary. Future benefits under the 2012 ESPP are not currently determinable, as they will depend on the actual purchase price of our shares of common stock in future offering period, the fair market value of our common stock on various future dates, the amount of contributions eligible employees elect to make under the 2012 ESPP and similar factors. Our named executive officers will be subject to the same purchase limitations as all other participants.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to participation in the 2012 ESPP and with respect to the sale of common stock acquired under the 2012 ESPP, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. **Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the 2012 ESPP should consult their own professional tax advisors concerning tax aspects of rights under the 2012 ESPP. Nothing in this proxy statement is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in other countries is complex, does not generally correspond to federal tax laws, and is not covered by the summary below.** *This summary reflects an option price that is equal to the lower of 85% of the closing price of our common stock on the first trading day of the offering period or on the last trading day of the offering period. This summary also assumes that the 423 Component complies with Code Section 423 and is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.*

As described above, the 2012 ESPP has a 423 Component and a Non-423 Component. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the 423 Component or the Non-423 Component.

Tax Consequences to Participants in the 423 Component. Rights to purchase shares granted under the 423 Component are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the 2012 ESPP are sold or otherwise disposed of. Accordingly, a participant will not have income upon enrolling in the 2012 ESPP or upon purchasing stock at the end of an offering period.

A participant may have both compensation income and a capital gain or loss upon the sale of common stock that was acquired under the 2012 ESPP. The amount of each type of gain or loss will depend on when the participant sells the common stock.

If the participant sells the common stock more than two years after the commencement of the offering period during which the common stock was purchased and more than one year after the date that the participant purchased the stock at a profit (the sales proceeds exceed the purchase price), then the participant will have compensation income equal to the lesser of:

- 15% of the value of the common stock on the first day of the offering period; or
- the participant's profit.

Any amount in excess of the amount that the participant recognized as compensation income will be long-term capital gain. If the participant sells the common stock at a loss (if sales proceeds are less than the purchase price) after satisfying these waiting periods, then the loss will be a long-term capital loss.

If the participant sells the common stock prior to satisfying these waiting periods, then he or she will have engaged in a "disqualifying disposition." Upon a disqualifying disposition, the participant will have compensation income equal to the value of the stock on the day he or she purchased the stock less the purchase price. The participant also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the common stock on the day he or she purchased the common stock. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Any compensation income that a participant receives upon sale of the common stock that he or she purchased under the 2012 ESPP will not be subject to withholding for income, medicare and social security taxes, as applicable. Staples is required to report as ordinary income on a participant's annual Form W-2 any compensation income that he or she receives from selling common stock purchased under the 2012 ESPP. However, Staples may not always be in a position to ascertain the amount of a

participant's ordinary income. As a result, it is the participants' responsibility to report this income on their individual income tax return.

Tax Consequences to Participants in the Non-423 Component. A participant will not have income when he or she enrolls in the 2012 ESPP. A participant will have compensation income equal to the value of the common stock on the day he or she purchased the common stock less the purchase price.

When a participant sells the common stock they purchased under the 2012 ESPP, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the common stock on the day he or she purchased it. This capital gain or loss will be long-term if the participant held the common stock for more than one year and otherwise will be short-term.

Any compensation income that a participant receives upon sale of the common stock that he or she purchased under the 2012 ESPP is subject to withholding for income, medicare and social security taxes, as applicable. In addition, the compensation income is required to be reported as ordinary income to the participant on his or her annual Form W-2, and the participant is responsible for ensuring that this income is reported on his or her individual income tax return.

Tax Consequences to Participants in both the 423 and Non-423 Components. The amount that a participant elects to have deducted from his or her base pay for the purchase of common stock under the 2012 ESPP constitutes compensation income and is subject to withholding for income, medicare and social security taxes, as applicable.

Distributions on our common stock will be treated as dividends to the extent paid from our current earnings and profits. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of a participant's investment up to his or her tax basis in the common stock. Any excess will be treated as capital gain which will be long-term capital gain if the participant held the common stock for more than one year and otherwise will be treated as short-term.

If a participant is required to participate in the Staples DRIP, he or she will receive dividends in the form of our common stock rather than in cash, however, the participant will be taxed in the same manner as if he or she had received cash.

Tax Consequences to Staples. There will be no tax consequences to Staples except that it will be entitled to a deduction when a participant has compensation income upon a disqualifying disposition for purchases made under the 423 Component and upon purchases made under the Non-423 Component. Any such deduction will be subject to the limitations of Code Section 162 (m).

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THE 2012 EMPLOYEE STOCK PURCHASE PLAN.

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Item 7 on the Proxy Card)

The Audit Committee of our Board has selected the firm of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. Ernst & Young LLP has served as our independent auditor since our inception. Although stockholder approval of the Audit Committee's selection of Ernst & Young LLP is not required by law, our Board believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Audit Committee may reconsider its selection.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.

Report of the Audit Committee of the Board

The Audit Committee of the Board of Directors is composed of four members and acts under a written charter, as amended and restated on December 7, 2010, a copy of which is available at our public web site at _www.staples.com_ in the Corporate Governance section of the Investor Information webpage. The members of the Audit Committee are independent Directors, as defined by its charter and the rules of the Commission and NASDAQ Global Select Market.

The Audit Committee provides independent, objective oversight of Staples' financial reporting process on behalf of the Board of Directors. In addition, the Audit Committee assists the Board of Directors in its oversight of the Company's policies and practices with respect to risk assessment and risk oversight, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures. Management has the primary responsibility for the preparation, presentation and integrity of Staples' financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements for the 2011 fiscal year, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young LLP, Staples' independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Staples' accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol.1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from management and Staples and considered the compatibility of non-audit related services provided to Staples by the independent registered public accounting firm with the independent registered public accounting firm's independence.

The Audit Committee discussed with Staples' internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Staples' internal controls, and the overall quality of Staples' financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to Staples' Board of Directors, and the Board approved, that Staples' audited financial statements be included in Staples' Annual Report on Form 10-K for the year ended January 28, 2012 for filing with the Securities and Exchange Commission.


Audit Committee:

Robert Sulentic, Chair
Basil L. Anderson
Justin King
Elizabeth A. Smith


Independent Registered Public Accounting Firm's Fees

Audit Fees

Ernst & Young LLP billed us an aggregate of approximately $7.2 million and $8.2 million in fiscal years 2011 and 2010, respectively, for professional services rendered in connection with our annual audit, the audit of our internal controls over financial reporting, the review of our interim financial statements included in our Form 10-Q, statutory filings, registration statements, accounting consultation and compliance with regulatory requirements. For fiscal year 2010, approximately $1.3 million of these fees were related to the Corporate Express integration.

Audit-Related Fees

Ernst & Young LLP billed us an aggregate of approximately $359,000 and $159,000 in fiscal years 2011 and 2010, respectively, for services related to assistance with internal control reporting, other reports required to satisfy regulatory requirements and employee benefit plan audits.

Tax Fees

Ernst & Young LLP billed us an aggregate of approximately $2.6 million and $1.4 million in fiscal years 2011 and 2010, respectively, for services related to tax compliance, tax planning and tax advice. For fiscal years 2011 and 2010, approximately $160,000 and $203,000, respectively, of these fees was related to tax compliance

All Other Fees

We did not receive any other services from Ernst & Young LLP; therefore, they did not bill us in fiscal years 2011 and 2010 for other services.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services (other than de minimus non-audit services as defined by the Sarbanes-Oxley Act) unless the service is specifically approved in advance by the Audit Committee. All services provided to us by Ernst & Young LLP in each of fiscal years 2011 and 2010 were approved in accordance with these policies.

STOCKHOLDER PROPOSAL

(Items 8 on the Proxy Card)

We have been advised that the following non-binding stockholder proposal will be presented at the 2012 Annual Meeting. The proposal will be voted on at the 2012 Annual Meeting if the proponent, or a qualified representative, is present at the meeting and submits the proposal for a vote. Our statement in opposition follows the stockholder proposal.

FOR THE REASONS SET FORTH BELOW IN OUR BOARD'S STATEMENT IN OPPOSITION TO THE STOCKHOLDER PROPOSAL, OUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>AGAINST</u> THE STOCKHOLDER PROPOSAL.

The text of the stockholder proposal and supporting statement appear below as received by us, and we assume no responsibility for its content or accuracy.

NON-BINDING STOCKHOLDER PROPOSAL REGARDING A REQUIREMENT FOR SENIOR EXECUTIVES TO HOLD 75% NET AFTER-TAX SHARES ACQUIRED THROUGH COMPENSATION PLANS AND PROHIBITION ON HEDGING OF HELD SHARES.

(Item 8 on the Proxy Card)

The following non-binding stockholder proposal was submitted by Comerica Bank & Trust, National Association, as trustee, on behalf of the Trowel Trades S&P 500 Index Fund, 411 W. Lafayette Boulevard, Detroit, Michigan 48226, and the Miami Firefighters' Relief and Pension Fund, 2980 N.W. South River Drive, Miami, Florida 33125-1146. Trowel Trades S&P 500 Index Fund holds 15,348 shares (as of December 8, 2011) of our common stock and Miami Firefighters' Relief and Pension Fund holds 28,700 shares (as of December 12, 2011) of our common stock.

Share Retention

RESOLVED: That shareholders of Staples, Inc. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, 'Skin in the Game,' CFO Magazine, March 1, 2008.)

Requiring senior executives to hold a significant portion of shares obtained through compensation plans as long as they are members of senior management would focus them on the Company's long-term success and better align their interests with those of the Company's shareholders. In the context of the ongoing financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives 'an ever-growing incentive to focus on long-term stock price performance.' (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

Our Company has a minimum stock ownership guideline requiring executives to own Company stock valued at a multiple of salary. CEO Ronald L. Sargent is required to own five times his annual base salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. We view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

Several major companies have already adopted this best practice, including Citigroup, Goldman Sachs, and Morgan Stanley.

We urge shareholders to vote **FOR** this proposal.

BOARD'S STATEMENT IN OPPOSITION

The Board unanimously recommends **AGAINST** this proposal for the following reasons:

Our Board fully agrees that executive ownership of meaningful amounts of stock creates a beneficial alignment with the long-term interests of stockholders. Staples has, therefore, long mandated significant stock ownership requirements for all of its executive officers and maintains other policies that align the long-term interests of stockholders and executives.

In light of our existing policies, the strong culture of share ownership that exists among our executive officers, and the numerous deficiencies and potential unintended negative consequences of this proposal that are discussed below, we do not believe that implementation of the proposal is appropriate for Staples.

Our executives are subject to share ownership requirements that appropriately align their interests with the long-term interests of our stockholders. As explained in more detail in the "Compensation Discussion and Analysis" section of this proxy statement, under our stock ownership guidelines, each executive officer must hold shares of our common stock equal in value to at least a specified multiple of his or her base salary. We have had ownership guidelines since 2004 and the applicable multiples range from five times (5x) base salary for our CEO, 4x for our CFO or COO, 3x for division Presidents to 2x for all other executive officers. The 5x ownership requirement for our CEO translates to approximately $5.9 million in stock, which represents a substantial ongoing level of investment.

Our existing anti-hedging and recoupment policies further align the interests of our executives with the long-term interests of stockholders. Our share ownership requirements are supplemented by an anti-hedging policy and a recoupment policy, each of which strengthens the incentive for executives to focus on the long-term health and success of our business. None of our

employees are allowed to enter into derivative transactions such as puts, calls or hedges with our stock. This policy ensures that executives bear the full economic risk and reward of share ownership with respect to their holdings. Moreover, under our recoupment policies, even in situations where an executive has sold a portion of the shares he or she received under an equity award, the executive may be required to pay back profit realized in connection with such sale in the event of a wide range of conduct detrimental to the Company.

We have a strong culture of share ownership that results in our executives holding significant equity stakes. Each of our executive officers currently satisfies our share ownership requirements — but that fact alone paints an incomplete picture of the extent of their holdings. Since our founding, we have had a strong corporate culture of share ownership and retention. Excluding in-the-money options that are fully vested and exercisable, our CEO is the beneficial owner of 2,015,557 shares of our common stock (which represents an ongoing investment value of over $32 million as of April 9, 2012, (the record date for the annual meeting)). With respect to share retention, our named executive officers have voluntarily retained a majority of all net after tax shares received under our equity compensation programs throughout their Staples careers.

A requirement to retain at least 75% of the net after-tax shares from all equity awards is inappropriately high and would create an incentive for successful executives to terminate their employment with the company. A substantial portion of each of our named executive officer's compensation is paid in the form of equity awards (on average approximately 72% of total compensation reported in the Summary Compensation Table over the last three years) and our named executive officers have had long careers at Staples (the average tenure of our named executive officers is 13 years). As a result of these two factors, there is a legitimate need for executives to be able to diversify their assets. A requirement to retain 75% or more of all net after-tax shares until reaching retirement age is unreasonably high and is not necessary to achieve the objective of aligning the long-term interests of executives and stockholders. Such a requirement would, in fact, create a strong incentive for executives to leave employment at Staples in order to realize the value of their equity compensation. Ironically, under this proposal the most successful executives — those whose leadership contributes to a significant increase in stock price during their tenure — would have the greatest financial incentive to leave. The long tenure of our executives has been an important factor in our long-term success, and this proposal would undermine that strength and harm our business.

A requirement to retain at least 75% of the net after-tax shares from all equity awards would hinder our ability to recruit key executive talent. In addition to making it more difficult for Staples to retain the employment of its most successful and therefore valuable executives, the proposal would harm the Company's ability to recruit new executive talent. Stock retention requirements beyond share ownership requirements are not required at most companies and 75% or higher retention policies are rare, especially among our competitors. Indeed, each of the precedent examples cited by the proponent operates in the financial services industry, which has no relevance whatsoever to Staples. Adoption of this proposal would also serve to discourage current employees from accepting promotions that resulted in them becoming subject to the proposed retention policy. Our success in promoting from within has been another important factor in our long-term success, and this proposal would undermine that strength and harm our business.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>AGAINST</u> APPROVAL OF THIS NON-BINDING STOCKHOLDER PROPOSAL.

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

STAPLES, INC.

****

Pursuant to Section 242 of the

<u>General Corporation Law of the State of Delaware</u>

Staples, Inc. (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

The Board of Directors of the Corporation duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, proposing an amendment to the Restated Certificate of Incorporation of the Corporation, as amended, and declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

<u>RESOLVED</u>:   That Article XI of the Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following be inserted in lieu thereof:

"ARTICLE XI

<u>ACTION BY WRITTEN CONSENT</u>

Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting and without a vote if a consent or consents in writing, solicited, executed and delivered in accordance with this Article XI, the By-Laws of the Corporation and applicable law, setting forth the action so taken, shall be signed and delivered to the Corporation and not revoked by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholder action by written consent may only be taken (1) if sought by a stockholder of record who has complied with the procedures described below, as determined by the Board of Directors, or (2) if solicited by the Board of Directors (in which case the Corporation shall solicit consents from all holders of outstanding voting stock). The right of stockholders to otherwise act by written consent is expressly prohibited. If the Board of Directors determines that a stockholder did not properly comply with the applicable procedures, then the Board of Directors shall not be required to fix a record date and any purported action by written consent shall be null and void to the fullest extent permitted by applicable law.

In the case of a stockholder of record seeking to have the stockholders take corporate action by written consent, such action may only be taken if:

(1)   such stockholder has, by written notice to the secretary in accordance with the By-Laws of the Corporation, requested that the board of directors fix a record date, including in such written

notice (A) a description of the action that such stockholder proposes to take by written consent, including the text of any proposal to be submitted to stockholders and the identity of any person proposed to be elected as a director, (B) the information required by the By-Laws of the Corporation to be contained in a stockholder's notice of business or a nomination to be brought before a meeting of stockholders and (C) any other information relating to the stockholder, the beneficial owner, if any, on whose behalf the proposal is made, or the proposal that would be required to be disclosed in a proxy statement or other filings in connection with the solicitation of proxies or consents relating to the proposed action pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations thereunder (as such may be amended from time to time);

(2)   the Board of Director fixes such a record date or has failed to do so within thirty (30) days after the date on which such request was received by the secretary; and

(3)   such stockholder uses reasonable efforts to solicit consents to take such action from all holders of outstanding voting stock as of the record date.

The Corporation shall, in accordance with Rule 14a-7 under the Securities Exchange Act of 1934 (or any amended or successor provision), reasonably cooperate with such stockholder in fulfilling the Corporation's obligations under such rule to provide a list of, or mail soliciting materials to, stockholders.

Any action by written consent initiated by a stockholder of record will take effect as of the date and time that the written consents are certified in accordance with the By-Laws of the Corporation and will not relate back to the date the written consents were delivered to the Corporation.

Any stockholder of record seeking to take action by written consent shall comply with all requirements of applicable law, including all requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (as such may be amended from time to time), with respect to such action."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned officer of the Corporation this ___ day of June, 2012.

STAPLES, INC.

By: _____
        Name:
        Title:

A-2

STAPLES, INC.
Amended and Restated
Long-Term Cash Incentive Plan

I. **Summary and Purpose**

Staples, Inc. ("Staples") has developed this Amended and Restated Long-Term Cash Incentive Plan (this "Plan"), to provide opportunities for Participants (as defined in Section III. below) to earn financial rewards for their role in ensuring that Staples meets its long-term performance targets. This Plan aims to align the interests of the Participants with those of Staples' stockholders. Awards are based on actual results measured against pre-established company financial objectives and other long-term performance goals.

This Plan is intended to provide for long-term cash incentive awards based upon a performance cycle for a specified year or number of years (a "Performance Cycle") under which performance goals will be established for such Performance Cycle in its entirety or separately for each fiscal year (a "Plan Year") included within such Performance Cycle.

The performance goals for each Participant will be established in accordance with Section IV within the first 90 days of the Performance Cycle (or within the first 90 days of each Plan Year in the Performance Cycle if each Plan Year within the Performance Cycle will have separate performance goals). Once established, the performance goals shall remain fixed for the balance of the Performance Cycle (or Plan Year, as applicable).

A target award (as defined in Section IV.C. below, a "Target Award") will also be established for each Participant in accordance with Section IV within the first 90 days of each Performance Cycle. Once established, the Target Award shall remain fixed for the balance of the Performance Cycle.

At the end of the Performance Cycle, the Compensation Committee of the Board of Directors of Staples (the "Committee") will determine the amount of the payment to be made to a Participant with respect to the Performance Cycle, and (subject to the other provisions of this Plan) pay the total amount so determined to the Participant. Where each Plan Year in such Performance Cycle has separate performance goals, at the end of the Performance Cycle, the Committee will determine the amount of the payment to be made to a Participant with respect to each Plan Year in the Performance Cycle, and (subject to the other provisions of this Plan) pay the total amount so determined to the Participant.

A Participant may be granted more than one award under this Plan, and may be granted awards that have overlapping Performance Cycles or Plan Years.

II. **Term of Plan**

This Plan, subject to stockholder approval, shall apply beginning with the fiscal year commencing January 30, 2012 and will terminate at the end of the fiscal year beginning January 30, 2016, unless further extended by subsequent stockholder approval.

III. **Eligibility**

Subject to the determination by the Committee that the applicable performance goals and all other requirements of this Plan are met, the following guidelines will be used to determine an individual's eligibility for participation in this Plan and eligibility for payment of an award.

Any associate of Staples or of any entity that Staples directly or indirectly controls (each, an "Affiliate") will be eligible to participate in this Plan. Each associate who has been granted an award under this Plan shall be deemed a "Participant" in this Plan.

Notwithstanding the establishment of a Target Award for a Participant and notwithstanding the provisions of this Section III. which provide for prorated awards in certain circumstances, with the exception of awards payable under the special rules applicable to Participants who die and certain Participants affected by a Change in Control, awards granted to Participants are intended to be payable solely on account of the attainment of one or more pre-established objective performance goals as described

in Sections IV. and V. Accordingly, except as provided for Participants who die or who are affected by a Change in Control as described herein, no award or part thereof will be paid unless the applicable performance goals were pre-established by the Committee in accordance with Section IV.B., the Committee determines that the applicable performance goals for the Performance Cycle, or the Plan Years within the Performance Cycle, were achieved, and the Committee authorizes the payment of the award as described in Section V. In all events, payment will be made at the time and in the manner described in Section V.

A. **Termination of Employment (Excluding Retirement, Death, Permanent Disability and Change in Control)**

A Participant whose employment with Staples and each of its Affiliates terminates prior to the end of a Performance Cycle, other than as a result of retirement (as defined in Section III.B. below), death, permanent disability, or Change in Control (as defined in Section III.D. below), will be eligible for an award under this Plan for that Performance Cycle as follows:

(i)   If a Participant voluntarily terminates employment with Staples and each of its Affiliates before the end of the Performance Cycle but after the establishment of the Target Award and the performance goals for the Participant for the Performance Cycle, then the Participant will be eligible for a prorated award calculated by multiplying the Participant's approved award by a fraction, the numerator of which will be the number of Plan Years ended before the Plan Year in which the Participant terminates employment and the denominator of which will be the number of Plan Years in the Performance Cycle; provided however, if the Plan Years within the Performance Cycle have separate performance goals, then the Participant will be eligible for an award for any Plan Years ended before the Plan Year in which the Participant terminates employment.

(i)   If a Participant's employment with Staples and each of its Affiliates is terminated by Staples or an Affiliate without Cause (as defined in Section III.D.(iii) below) before the end of the Performance Cycle but after the establishment of the Target Award and the performance goals for the Participant for the Performance Cycle, then the Participant will be eligible for a prorated award calculated by multiplying the Participant's approved award by a fraction, the numerator of which will be the number of days from the start of the Performance Cycle through the date in which the Participant's employment was terminated and the denominator of which will be the total number of days in the Performance Cycle; provided however, if the Plan Years within the Performance Cycle have separate performance goals, then the Participant will be eligible for an award for any Plan Years ended before the Plan Year in which the Participant's employment was terminated and in addition, if the Participant is terminated after the establishment of the Target Award for the Participant for the Performance Cycle and the performance goals for the Participant for the Plan Year of termination, the Participant will be eligible for a prorated award for the Plan Year in which the Participant's employment is terminated calculated by multiplying the Participant's approved award for that Plan Year by a fraction, the numerator of which will be the number of days from the beginning of the Plan Year through the date of the Participant's termination and the denominator of which will be the total number of days in that Plan Year.

(ii)   If a Participant's employment with Staples and each of its Affiliates is terminated by Staples or an Affiliate for Cause before the end of the Performance Cycle, then the Participant will not be eligible to receive payment of an award under this Plan.

(iii)   A Participant whose termination occurs before the establishment of the Target Award for the Participant for a Performance Cycle and the performance goals for the Participant for that Performance Cycle (or Plan Year, as applicable) will not receive an award for that Performance Cycle (or Plan Year, as applicable).

B. **Retirement, Death or Permanent Disability**

(i)   Retirement: If a Participant terminates his or her employment with Staples and each of its Affiliates before the end of the Performance Cycle and after attaining age 55, and if at the time of such termination of employment the sum of the years of service (as determined by the Committee) completed by the Participant plus the Participant's age is greater than or equal to 65, and if the Participant's retirement occurs after the establishment of the Target Award and the performance goals for the Participant for the Performance Cycle, then the Participant will be eligible for a prorated award calculated by multiplying the Participant's approved award by a fraction, the numerator of which will be the number of days the Participant was employed by Staples or an Affiliate during the Performance Cycle and the denominator of which will be the total number of days in such Performance Cycle; provided however, if the Plan Years within the Performance Cycle have separate performance goals, then the Participant will be eligible for an award for any Plan Years ended before the Plan Year in which the Participant retires and in addition, if the Participant's retirement occurs after the establishment of the Target Award for the Participant for the Performance Cycle and the performance goals for the Participant for the Plan Year of retirement, the Participant will be eligible for a prorated award for the Plan Year in which the Participant retires calculated by multiplying the Participant's approved award for such Plan Year by a fraction, the numerator of which will be the number of days from the beginning of the Plan Year through the date of the Participant's retirement and the denominator of which will be the total number of days in that Plan Year. A Participant whose retirement occurs before

the establishment of the Target Award for a Performance Cycle and the performance goals for the Performance Cycle (or Plan Year, as applicable) will not receive an award for that Performance Cycle (or Plan Year, as applicable).

(ii) *Death:* If a Participant's employment with Staples and each of its Affiliates is terminated due to death before the end of the Performance Cycle but after the establishment of the Target Award and the performance goals for the Participant for the Performance Cycle, then without regard to the amount that would have been earned by the Participant under the award based upon achievement of the performance goals, 100% of the Participant's Target Award for such Performance Cycle will be paid to the Participant's beneficiary (as defined in Section VIII.J. below). A Participant whose death occurs before the establishment of the Target Award for a Performance Cycle and the performance goals for the Performance Cycle (or Plan Year, as applicable) will not receive an award for that Performance Cycle (or Plan Year, as applicable).

(iii) *Permanent Disability:* If a Participant's employment with Staples and each of its Affiliates is terminated due to permanent disability before the end of the Performance Cycle but after the establishment of the Target Award and the performance goals for the Participant for the Performance Cycle, then the Participant will be eligible for a prorated award calculated by multiplying the Participant's approved award by a fraction, the numerator of which will be the number of days the Participant was employed by Staples or an Affiliate during the applicable Performance Cycle and the denominator of which will be the total number of days in such Performance Cycle; provided however, if the Plan Years within the Performance Cycle have separate performance goals, then the Participant will be eligible for an award for any Plan Years ended before the Plan Year in which the Participant is terminated and in addition, if the Participant's termination occurs after the establishment of the Target Award for the Participant for the Performance Cycle and the performance goals for the Participant for the Plan Year of termination, the Participant will be eligible for a prorated award for the Plan Year in which the Participant is terminated calculated by multiplying the Participant's approved award for such Plan Year by a fraction, the numerator of which will be the number of days from the beginning of the Plan Year through the date of the Participant's termination and the denominator of which will be the total number of days in that Plan Year. A Participant whose termination occurs before the establishment of the Target Award for a Performance Cycle and the performance goals for the Performance Cycle (or Plan Year, as applicable) will not receive an award for that Performance Cycle (or Plan Year, as applicable).

A. **Change in Control**

If a Change in Control of Staples occurs while a Participant is employed by Staples or an Affiliate and prior to the determination by the Committee whether payment of an award has been earned under this Plan, then the Committee shall authorize payment of each such outstanding award in an amount equal to the greater of (x) 100% of the Participant's Target Award for the Performance Cycle, or (y) the amount determined to have been earned by the Participant under the award based upon achievement of the performance goals if:

(i) At the time the Change in Control is deemed to occur, the Participant:

(A) Is not offered employment with the Surviving Corporation (or is not allowed to continue his or her employment, if the Surviving Corporation is Staples) or an entity directly or indirectly controlled by the Surviving Corporation in a position (1) in which the title, employment duties and responsibilities, conditions of employment, and the level of compensation and benefits are at least equivalent to those in effect during the 90-day period immediately preceding the Change in Control, and (2) that does not involve a relocation of the Participant's principal place of employment of more than an additional 50 miles from the Participant's primary residence at the time of the Change in Control; or

(B) Does not accept (or continue) employment with the Surviving Corporation or an entity directly or indirectly controlled by the Surviving Corporation (regardless of position, compensation or location) (other than as a result of retirement); or

(ii) Within one year following the date of the Change in Control, the Participant either:

(A) Is discharged without Cause; or

(B) Resigns or retires because his or her title or employment duties and responsibilities are diminished, his or her conditions of employment are adversely changed, the level of his or her compensation and benefits are reduced, or his or her principal place of employment is relocated by more than an additional 50 miles from his or her primary residence at the time of the Change in Control.

B.   **Definitions**

For purposes of this Plan, the following terms shall have the following meanings:

(i)   A "Change in Control" shall be deemed to have occurred if (A) any "person", as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than Staples, any trustee or other fiduciary holding securities under an employee benefit plan of Staples, or any corporation owned directly or indirectly by the stockholders of Staples in substantially the same proportion as their ownership of stock of Staples), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Staples representing 30% or more of the combined voting power of Staples' then outstanding securities (other than pursuant to a merger or consolidation described in part (1) or (2) of clause (C) below); (B) individuals who, as of the date hereof, constitute the Board of Directors of Staples (as of the date hereof, the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by Staples' stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of Staples, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board; (C) the stockholders of Staples approve a merger or consolidation of Staples with any other corporation, and such merger or consolidation is consummated other than (1) a merger or consolidation which would result in the voting securities of Staples outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 75% of the combined voting power of the voting securities of Staples or such surviving entity outstanding immediately after such merger or consolidation, or (2) a merger or consolidation effected to implement a recapitalization of Staples (or similar transaction) in which no "person" (as defined above) acquires more than 30% of the combined voting power of Staples' then outstanding securities; or (D) the stockholders of Staples approve an agreement for the sale or disposition by Staples of all or substantially all of Staples' assets, and such sale or disposition is consummated.

(ii)   "Surviving Corporation" shall mean (x) in the case of a Change in Control pursuant to clause (A) or clause (B) of the above definition of Change in Control, Staples; (y) in the case of Change in Control pursuant to clause (C) of the above definition of Change in Control, the surviving or resulting corporation in such merger or consolidation; and (z) in the case of a Change in Control pursuant to Clause (D) of the above definition of Change in Control, the entity acquiring the majority of the assets being sold or disposed of by Staples.

(iii)   "Cause," as determined by Staples or the Surviving Corporation (which determination shall be conclusive), shall mean:

(A)   Willful failure by the Participant to substantially perform his or her duties with Staples or the Surviving Corporation (other than any failure resulting from incapacity due to physical or mental illness); provided, however, that Staples or the Surviving Corporation has given the Participant a written demand for substantial performance, which specifically identifies the areas in which the Participant's performance is substandard, and the Participant has not cured such failure within 30 days after delivery of the demand. No act or failure to act on the Participant's part will be deemed "willful" unless the Participant acted or failed to act without a good faith or reasonable belief that his or her conduct was in Staples' or the Surviving Corporation's best interest; or

(B)   Breach by the Participant of any provision of any employment, consulting, advisory, proprietary information, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and Staples or the Surviving Corporation, including, without limitation, the Proprietary and Confidential Information Agreement and/ or the Non-Compete and Non-Solicitation Agreement; or

(C)   Violation by the Participant of the Code of Ethics; or

(D)   The Participant's engagement in intentional deceitful act(s) that results in (1) an improper personal benefit, or (2) injury to Staples or the Surviving Corporation; or

(E)   The Participant's engagement in fraud or willful misconduct (not acting in good faith or with reasonable belief that conduct was in the best interests of Staples or the Surviving Corporation) that significantly contributes to Staples or the Surviving Corporation preparing a material financial restatement, other than a restatement of financial statements that became materially inaccurate because of revisions to generally accepted accounting principles; or

(F)   Failure by the Participant to devote his or her full working time to the affairs of Staples or the Surviving Corporation except as may be authorized in writing by Staples' or the Surviving Corporation's CEO or other authorized

official of Staples or the Surviving Corporation; or

        (G)   The Participant's engagement in business other than the business of Staples or the Surviving Corporation except as may be authorized in writing by Staples' or the Surviving Corporation's CEO or other authorized official of Staples or the Surviving Corporation; or

        (H)   The Participant's engagement in misconduct, which is demonstrably and materially injurious to Staples or the Surviving Corporation.

For purposes of the definition of Cause contained in Section III.D.(iii) and Section VI. regarding forfeiture and recovery for Misconduct (as defined therein), any reference therein to Staples (other than with respect to defining the Board of Directors) shall also include any entity that Staples directly or indirectly controls.

E.   Employment Requirement

Except as set forth in Section III.A., Section III.B. or Section III.C., a Participant must be employed by Staples or the relevant Affiliate as of the last day of the Performance Cycle in order to be eligible for payment of an award for that Performance Cycle. If the employment of a Participant terminates during a Performance Cycle for any reason other than as specified in Section III.A., Section III.B. or Section III.C, no award will be paid to the Participant for that Performance Cycle.

IV.   Performance Goals

A.   General

Each award made under this Plan shall be subject to performance conditions. It is intended that awards made to Participants who are, or who are designated by the Committee as potentially being at the end of a Performance Cycle, a "covered employee" for purposes of Internal Revenue Code ("Code") Section 162(m) will in form and in operation comply with all applicable requirements of Code Section 162(m), but the Committee reserves the right to make awards to covered employees that in form or operation do not comply with Code Section 162(m). Any award made to an associate who is or is designated as a covered employee and that is intended by the Committee to be tax-deductible for purposes of Code Section 162(m) shall be subject to stockholder approval of this Plan, including the business criteria set forth in Section IV.B. upon which performance goals may be established by the Committee. The requirements of Code Section 162(m) may (but are not required to) be applied by the Committee in whole or in part to Participants who are not covered employees under Code Section 162(m), or the Committee may apply other performance goals or other conditions to awards made to Participants who are not covered employees in a manner consistent with the purposes of this Plan.

B.   Rules Applicable to Covered Employees

Within 90 days after the beginning of a Performance Cycle, or each Plan Year contained within a Performance Cycle if separate performance goals are set for each such Plan Year, the Committee will establish in writing one or more objective performance goals applicable to awards for that Performance Cycle, or Plan Year if separate performance goals are set for each Plan Year in the Performance Cycle, at a time when the outcome of those goals is substantially uncertain. The performance goals for each Performance Cycle or Plan Year will be based on one or more of the following business criteria: sales, earnings per share, return on net assets, return on equity, adjusted operating profit, free cash flow, total shareholder return, net income, operating income, and customer service levels. Compensation payable to covered employees is intended to be payable solely on account of attainment of one or more of such performance goals. The performance goals may apply to an entire Performance Cycle or may be different for each Plan Year contained within a Performance Cycle and may vary among Participants. Performance goals may be expressed (when applicable) in terms of attaining a specified level of the particular business criteria, or the attainment of a percentage increase or decrease of the business criteria. Performance goals may be applied to the performance of Staples as a whole, or to the performance of an Affiliate, division, or business unit of Staples, or an individual associate, or may be applied to the performance of Staples, an Affiliate, division, business unit, or individual associate relative to a market index, a group of other companies, or a combination thereof. In addition, customer service target levels will be based on pre-determined tests of customer service levels, including without limitation scores on blind test ("mystery") shopping, customer comment card statistics, customer relations statistics (e.g., number of customer complaints), delivery response levels or customer satisfaction surveys conducted by a third party. The Committee may determine that special one-time or extraordinary gains, losses and/or events, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met.

If more than one performance goal is established for a Performance Cycle or a Plan Year within a Performance Cycle, the Committee shall also set the relative weighting of the performance goals for such Performance Cycle or for each such Plan Year. The performance goals and relative weighting of performance goals may vary from Performance Cycle to Performance Cycle, from Plan Year to Plan Year and among Participants. For each performance goal of a Performance Cycle or a Plan Year there must be a minimum level of performance that is required to be achieved such that if the threshold is not attained, no portion of the award will be credited to the Participant with respect to that goal for that Performance Cycle or Plan Year. The maximum amount payable to a Participant with respect to any award is $7 million for each Plan Year within a Performance Cycle.

The communication of an award need not be made within the first 90 days of the Performance Cycle or Plan Year as long as the Committee has taken the actions described in this Section IV and the other applicable requirements of Code Section 162 (m) are satisfied.

C.   Target Awards

For each Participant for whom an award is made, the Committee will establish a Target Award during the first 90 days of the Performance Cycle relating to that award. Once established, the Target Award shall remain fixed for the balance of that Performance Cycle. Target Awards may be expressed as a fixed dollar amount or a percentage (including multiples) of the base salary of a Participant determined at the time that the Target Award is established. The percentages or dollar amounts will be determined by the Committee based on the Participant's position and responsibilities and may vary among Participants. If separate performance goals are set for each Plan Year within a Performance Cycle, then the Target Award for each Plan Year will be the Target Award for the Performance Cycle multiplied by a fraction, the numerator of which is one and the denominator of which is the number of Plan Years in that Performance Cycle.

V.   Payment Calculations and Committee Certification

At the end of the Performance Cycle, the Committee shall determine the amount, if any, to be paid to each Participant based on the extent that the performance goals established for the Participant for the Performance Cycle, or each Plan Year within the Performance Cycle, were achieved and shall authorize payment by Staples to the Participant. To determine the amount of payment for a Performance Cycle for which separate performance goals were set for each Plan Year within that Performance Cycle, the Committee will add the amounts it determines to pay in relation to the performance goals achieved for each Plan Year and (subject to the other provisions of this Plan, including Section III.A., Section III.B., Section VI., and Section VII.) pay that sum. In measuring the achievement of performance goals for any Performance Cycle or Plan Year and calculating any payment at the end of the applicable Performance Cycle, unless otherwise determined by the Committee and set forth in the award agreement, awards will be linearly interpolated between the percentages set forth in the award agreement based upon actual results as determined by the Committee. Payments shall be made in cash, including by check or electronic deposit, in accordance with this Section V.

Prior to the occurrence of a Change in Control (as defined in Section III.D. above), the Committee may exercise its discretion in a uniform and non-discriminatory manner for similarly situated Participants to reduce (but not increase) any award otherwise payable under this Plan in accordance with objective or subjective factors if necessary or appropriate to limit the amount payable under an award to an amount consistent with the purposes of this Plan and the intended economic benefits of participation in this Plan. The exercise of negative discretion with respect to one Participant shall not be permitted to result in an increase in the amount payable to another Participant.

The Committee shall certify the achievement of the performance goals in writing prior to making any payment of an award that was granted to an associate designated as a covered employee for purposes of Code Section 162(m).

Subject to the rules regarding forfeiture and repayment for Misconduct described in Section VI., the Dodd-Frank Clawback described in Section VII., and the rules regarding deferral of payment and amendment and termination of this Plan described in Section VIII., payment of any earned award will be made in a lump sum within 90 days of the earlier of the Participant's death or the end of the Performance Cycle established for such award; provided, however, in the event that it is not administratively feasible to make payment at that time, distribution may be made at a later date within the same calendar year that includes the last day of the Performance Cycle (or the Participant's death, as the case may be) as determined in the discretion of the Committee.

VI.   Forfeiture and Recovery for Misconduct

A.   Right of Recovery

Notwithstanding any other provision of this Plan to the contrary, if the Board of Directors of Staples (or its authorized designee, the "Board") determines during the Recovery Period (as defined in this Section VI.A. below) that a Participant has

engaged in any of the conduct set forth in clauses (B) through (E) of Section III.D.(iii), which determination shall be conclusive ("Misconduct"), the Board, subject to the limitations set forth in this Section VI., may in its sole discretion (1) terminate such Participant's participation in this Plan, or with respect to any award under this Plan, and treat any outstanding award as forfeited, (2) require forfeiture, in whole or in part, of payment of any award that has been previously approved by the Committee for payment under this Plan which remains in whole or in part unpaid, and/or (3) demand that the Participant pay to Staples in cash the amount described in Section VI.B.; provided, however, that in the event the Board determines during the Recovery Period that the Participant engaged in Misconduct as described in clause (E) of Section III.D.(iii) ("Restatement Misconduct"), the Board shall in all circumstances, in addition to any other recovery action taken, require forfeiture and demand repayment pursuant hereto.

"Recovery Period" means (1) if the Misconduct relates to Restatement Misconduct, or the Misconduct consists of acts or omissions relating to Staples' financial matters that in the discretion of the Board are reasonably unlikely to be discovered prior to the end of the fiscal year in which the Misconduct occurred and the completion of the outside audit of Staples' annual financial statements, the period during which the Participant is employed by Staples and the period ending 18 months after the Participant's last day of employment; (2) if the Misconduct relates to the breach of any agreement between the Participant and Staples, the term of the agreement and the period ending six months following the expiration of the agreement, and (3) in all other cases, the period during which the Participant is employed by Staples and the period ending six months after the Participant's last day of employment. If during the Recovery Period the Board gives written notice to the Participant of potential Misconduct, the Recovery Period shall be extended for such reasonable time as the Board may specify is appropriate for it to make a final determination of Misconduct and seek enforcement of any of its remedies described above. Staples' rights pursuant to this Section VI. shall terminate on the effective date of a Change in Control and no Recovery Period shall extend beyond that date except with respect to any Participant for which the Board prior to such Change in Control gave written notice to such Participant of potential Misconduct.

For purposes of administratively enforcing its rights under this Section VI.A., during any period for which potential Misconduct has been identified by Staples, the Board may (1) suspend such Participant's participation in this Plan, or with respect to any award under this Plan, or (2) to the extent permitted by Code Section 409A, temporarily withhold, in whole or in part, payment of any award that has been previously approved by the Board for payment under this Plan which remains in whole or in part unpaid.

B.   Amount of Recovery

With respect to Misconduct described in Sections III.D.(iii)(B) (breach of agreement) and Section III.D.(iii)(C) (violation of Code of Ethics), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Plan, the Board may recover from the Participant the amount of any payments made to the Participant under this Plan during the last 12 months of employment with Staples.

With respect to Misconduct described in Section III.D.(iii)(D) (intentional deceitful acts), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Plan, the Board may recover from the Participant the greater of (A) the amount paid to the Participant with respect to any award made under this Plan with a Performance Cycle that includes any period during which the Misconduct occurred, or with a Performance Cycle which was directly impacted by the Misconduct, or (B) the amount determined by the Board in its sole discretion to represent the financial impact of the Misconduct upon Staples; provided, however, that such recovery amount shall be reduced by the value of any forfeited outstanding awards under this Plan (value to be determined by the Target Award for such awards) and any amounts recovered from the Participant under Staples' cash bonus plans and other short term or long term incentive plans as a result of such Misconduct.

With respect to Restatement Misconduct, and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Plan, the Board shall seek to recover the entire amount paid to the Participant with respect to any award made under this Plan with a Performance Cycle that includes any portion of a fiscal year that is the subject of an accounting restatement relating to the Misconduct (the "Restated Fiscal Year"). In the Board's discretion, it may also seek to recover the entire amount paid to the Participant with respect to any other award made under this Plan with a Performance Cycle that includes any portion of the fiscal year following the Restated Fiscal Year.

The term "recover" or "recovered" shall include, but shall not be limited to, any right of set-off, reduction, recoupment, off-set, forfeiture, or other attempt by Staples to withhold or claim payment of an award or any proceeds thereof. Staples' right of forfeiture and recovery of awards shall not limit any other right or remedy available to Staples for a Participant's Misconduct, whether in law or equity, including but not limited to injunctive relief, terminating the Participant's employment with Staples, or taking other legal action against the Participant.

The amount that may be recovered under this Section VI. shall be determined on a gross basis without reduction for taxes paid or payable by a Participant.

VII. Dodd-Frank Clawback

Notwithstanding any other provision of this Plan to the contrary, in order to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any regulations promulgated, or national securities exchange listing conditions adopted, with respect thereto (collectively, the "Clawback Requirements"), if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, then the Participant shall return to the Company, or forfeit if not yet paid, the amount of any award received under this Plan during the three-year period preceding the date on which the Company is required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to the Participant under the accounting restatement as determined by the Committee in accordance with the Clawback Requirements and any policy adopted by the Committee pursuant to the Clawback Requirements.

VIII. General

A. Plan Administration

This Plan will be administered by the Committee. The Committee will have complete discretionary authority and control with respect to the administration of this Plan, including the authority to determine the term of a Performance Cycle and whether performance goals will be set for the Performance Cycle or each Plan Year in the Performance Cycle; the authority to determine Target Awards, select business criteria and establish performance goals; to adopt rules or regulations regarding the treatment of awards in the event a Participant's leave of absence during a Performance Cycle or a Participant's hiring, promotion or transfer during a Performance Cycle; to adopt and repeal other rules and regulations relating to this Plan; and to make decisions and interpretations regarding the provisions of this Plan, including determining to what extent, if any, specific items are to be considered in the relevant business criteria or performance goals for any particular business, the satisfaction of performance goals and the payment of awards under this Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency in this Plan or any award in the manner and to the extent it shall deem expedient to carry this Plan into effect, and it shall be the sole and final judge of such expediency. All decisions by the Committee shall be made in the Committee's sole discretion, and shall be final and binding on all persons having or claiming any interest in this Plan or in any award. The Committee may delegate ministerial duties under this Plan to one or more administrators who may be associates of Staples or an Affiliate. Except for the administration of awards granted to covered employees, the Committee may delegate non-ministerial duties to any officer of Staples or an Affiliate. No director or associate acting pursuant to the authority delegated by the Committee shall be liable for any action or determination relating to or under this Plan made in good faith.

B. Employment at Will

This Plan does not create an express or implied contract of employment between Staples or any Affiliate and a Participant. Staples (and where applicable, the Affiliates) and the Participants each retain the right to terminate the employment relationship at any time and for any reason.

C. Amendment and Termination of Plan

Staples reserves the right, in its sole discretion, at any time prior to actual payment of awards to amend, terminate or discontinue this Plan in whole or in part.

This Plan may be amended or terminated by either the Board of Directors of Staples or the Committee, provided that (1) subject to Section VIII.F. (regarding Code Section 409A compliance), no amendment or termination of this Plan after the end of a Performance Cycle may adversely affect the rights of Participants with respect to their awards for that Performance Cycle, and (2) no amendment which would require stockholder approval under Code Section 162(m) may be effected without such stockholder approval. For avoidance of doubt, neither the application of Section VI. regarding forfeiture and repayment for Misconduct, the application of Section VII. regarding the Dodd-Frank Clawback, nor the exercise of negative discretion as described in Section V. shall be deemed to be an amendment of this Plan.

Notwithstanding the foregoing provisions of this Section VIII.C., any termination of this Plan that provides for an acceleration of the time or form of payment of an award must comply with the terms and conditions regarding plan terminations and liquidations as set forth in Code Section 409A and Treasury Regulation Section 1.409A-3(j)(ix), which are incorporated by reference as if fully set forth in this Section VIII.C.

D.   Rights are Non-Assignable

All awards and any payments due hereunder are non-assignable and non-transferable. Neither a Participant nor any beneficiary or other person shall have any right to assign the right to receive payments hereunder, in whole or in part, which, whether voluntarily or involuntarily.

E.   Withholding

All required deductions, including without limitation with respect to federal, state or local taxes, will be withheld from the awards prior to distribution.

F.   Code Section 409A Compliance

Awards under this Plan are intended to comply with Code Section 409A, and all awards shall be interpreted and administered in accordance with Code Section 409A and Treasury Regulations and other guidance issued thereunder. Generally, this Plan is intended to comply with Code Section 409A on the basis that payment distributions are to be made upon the earlier of a Participant's death or at a specified time (or pursuant to a fixed schedule) stated in this Plan or in the relevant award at the date of deferral of compensation, without regard to other distribution events described in Code Section 409A(a)(2)(A) and without application of the six month delay for specified employees described in Code Section 409A(a)(2)(B). Notwithstanding such intention, to the extent required by Code Section 409A, any reference to "permanent disability" shall be interpreted to mean "disability" as defined for purposes of Code Section 409A. Similarly, any reference to "termination of employment," "discharge," "resignation," or "retirement" shall not be sufficient to constitute a payment event for purposes of Code Section 409A unless such event also constitutes a "separation from service" as defined by Code Section 409A.

If a Participant is a "specified employee" as defined in Code Section 409A (and as applied according to procedures of Staples and its Affiliates) as of the Participant's separation from service, to the extent any payment under this Plan constitutes deferred compensation (after taking into account any applicable exemptions from Code Section 409A) that is payable upon a separation from service, then, to the extent required by Code Section 409A, no payments due under this Plan may be made until the earlier of: (1) the first day of the seventh month following the Participant's separation from service, or (2) the Participant's date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum, with interest from the scheduled payment date to the date of actual payment at an annual rate equal to the prime rate as set forth in the Eastern edition of The Wall Street Journal on the business day immediately preceding Participant's date of separation from service, on the first day of the seventh month following the Participant's separation from service.

Notwithstanding any provision of this Plan or any award to the contrary, in the event that the Committee determines that any award may not or does not comply with Code Section 409A, the Board of Directors of Staples or the Committee may adopt such amendments to this Plan and the affected award (without Participant consent) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to comply with the requirements of Code Section 409A. If this Plan or an award fails to meet the requirements of Code Section 409A, neither Staples nor any of its Affiliates shall have any liability for any tax, penalty or interest imposed on a Participant by Code Section 409A, and the Participant shall have no recourse against Staples or any of its Affiliates for payment of any such tax, penalty, or interest imposed by Code Section 409A.

G.   Deferral of Payment of Awards

At the time of grant of an award (or at such earlier or later time as the Committee determines appropriate in light of the provisions of Code Section 409A), the Committee may permit a Participant who is otherwise eligible to participate in a non-qualified deferred compensation plan sponsored by Staples or an Affiliate to defer all or a part of any payment that might otherwise be payable with respect to an award under this Plan under the terms and conditions of such non-qualified deferred compensation plan.

In addition to any deferral of payment required for payment of awards to any specified employee under Code Section 409A, if the payment of any award in any year could, in the Committee's opinion, when considered with a Participant's other compensation, result in Staples' inability to deduct any portion of such award payment because the Participant is or is expected to be a covered employee for purposes of Code Section 162(m), then to the extent permitted under Code Section 409A, the Committee in its sole discretion may defer the payment date applicable to an award to the first calendar year in which such payment would not be nondeductible be reason of Code Section 162(m). Any such deferral shall not be deemed to be an amendment of this Plan for purposes of Section VIII.C.

H.   Unfunded Plan

It is intended that this Plan be an "unfunded" plan for federal tax purposes and that it not constitute an "employee benefit pension plan" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). To the extent that this Plan is subject to ERISA, this Plan shall be administered as an unfunded employee pension plan benefiting a select group of management or highly compensated employees under the provisions of ERISA.

I.   Beneficiary

A Participant may file with the Committee a written designation of death beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no death beneficiary is designated or the designated beneficiary fails to survive the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's death beneficiary. If the Participant lives in a community property state and the consent of the Participant's spouse or domestic partner is required by the laws of such state to designate a beneficiary, then any beneficiary designation by such a Participant must have the consent of the Participant's spouse or domestic partner, as applicable.

J.   Notice

All notices under this Plan or with respect to any award made hereunder shall be in writing and mailed or delivered by hand to Staples at its main office, Attention: Secretary, and to the Participant at his or her last known address on the employment records of Staples or at such other address as may be designated in writing by either of the parties to one another.

K.   Severability

If any provision of this Plan is held to be invalid or unenforceable, the other provisions of this Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in this Plan.

L.   Governing Law

The provisions of this Plan and all awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

***

Approved by the Board of Directors on March 6, 2012, subject to stockholder approval.

Staples, Inc.

Amended and Restated Executive Officer Incentive Plan

Fiscal Years 2012 - 2016

I.   Summary and Objectives

Staples, Inc. ("Staples") has developed this Executive Officer Incentive Plan (the "Incentive Plan") to provide opportunities for Plan Participants (as defined below) to earn financial rewards for their role in ensuring that Staples meets its annual performance targets. The Incentive Plan aims to align the interests of the Plan Participants with those of our shareholders. Bonus awards are based on actual results measured against pre-established company financial objectives. Bonus awards are intended to provide a reward to Plan Participants and supplement the base salary program.

II.   Term of Plan

The Incentive Plan will cover five fiscal years, beginning with the 2012 fiscal year (beginning January 29, 2012) and ending with the 2016 fiscal year (ending January 28, 2017). Each such fiscal year is referred to herein as a "Plan Year".

III.   Eligibility

Provided that the Compensation Committee of the Board of Directors (the "Committee") determines that Staples meets the applicable performance objectives for a particular Plan Year, as set forth below, and all other eligibility requirements are met, the following guidelines will be used to determine Plan Participants' bonus award eligibility. Except as set forth in Section III. D with respect to a Plan Participant's death, bonus awards are not guaranteed and will not be paid unless Staples meets the required objectives set forth in the Incentive Plan and the Committee authorizes the payment of bonus awards.

A.   <u>General Eligibility Requirements</u>

Each executive officer of Staples, within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission, will be eligible to participate in the Incentive Plan, except that an executive officer whose employment terminates prior to the end of a Plan Year, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Incentive Plan for that Plan Year (each a "Plan Participant").

B.   <u>Changes in Position</u>

A Plan Participant who changes from one position to another will be eligible for a prorated bonus award as follows:

> 1.   A Plan Participant who transfers from an Incentive Plan eligible position into a position eligible for another bonus plan is eligible for a prorated bonus award under the Incentive Plan based on the number of days the associate was a Plan Participant during the applicable Plan Year. The associate's eligibility for a bonus for the new position, if any, will be determined in accordance with any applicable bonus plan for that position.

> 2.   A Plan Participant who changes from one Incentive Plan eligible position to another, through a promotion, transfer or demotion, is eligible for a prorated bonus award for each position based on the number of days the associate held such position during the applicable Plan Year.

C.   <u>Leaves of Absence</u>

A Plan Participant who is on a company-approved leave of absence in excess of 90 days during a Plan Year will not be eligible for a bonus award for the portion of his or her leave over 90 days unless otherwise approved by the Committee.

D.   <u>Retirement, Disability or Death</u>

<u>Retirement</u>: If a Plan Participant terminates his or her employment after attaining age 55 and if at the time of such termination of employment the sum of the years of service (as determined by the Board of Directors of Staples) completed by the associate plus the associate's age is greater than or equal to 65, the associate will be eligible for a prorated bonus award based on the number of days the associate was employed by Staples during the applicable Plan Year.

<u>Disability</u>: If a Plan Participant's employment is terminated due to permanent disability before the end of the Plan Year, the associate will be eligible for a prorated bonus award based on the number of days the associate was employed by Staples during the applicable Plan Year.

In each case described above, no prorated bonus will be paid unless all of the applicable requirements set forth in the Incentive Plan are met, including without limitation that the Committee determines that Staples meets the applicable performance objectives for a particular Plan Year and authorizes the payment of bonus awards.

Death: If a Plan Participant's employment is terminated due to death before the end of the Plan Year, 100% of the Plan Participant's Target Award for such Plan Year will be paid within 60 days of such termination; provided, that if such termination occurs during the Plan Participant's first Plan Year under the Incentive Plan, the bonus award will be prorated based on the number of days the associate was employed by Staples during the applicable Plan Year, calculated as if the associate had been employed by Staples through the end of the Plan Year.

E.   Employment and Compliance

As described under "General Eligibility Requirements," and except as set forth in Section III. D, a Plan Participant must be employed as of the last day of the Plan Year in order to be eligible for a bonus. If the employment of a Plan Participant terminates during a Plan Year for any reason other than retirement (as defined above), permanent disability or death, no bonus will be paid to the Plan Participant for that Plan Year.

In addition, a Plan Participant must comply with all applicable state and federal regulations and Staples' policies (the "Compliance Requirements") in order to be eligible to receive a bonus award under the Incentive Plan. If a Plan Participant who is terminated after the end of a Plan Year, but before bonus awards for such Plan Year are distributed, for violating any of the Compliance Requirements will not be eligible to receive a bonus award for such Plan Year.

IV.   The Plan

Within 90 days after the beginning of each Plan Year, the Committee will establish specific performance objectives for the payment of bonus awards for that Plan Year. The performance objectives for each Plan Year will be based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity, adjusted operating profit, free cash flow, total shareholder return, net income, operating income and customer service levels. These performance objectives are intended to establish the benchmark of success for Staples. The Committee may determine that special one-time or extraordinary gains or losses, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels will be based on pre-determined tests of customer service levels, including without limitation scores on blind test ("mystery") shopping, customer comment card statistics, customer relations statistics (e.g., number of customer complaints), delivery response levels or customer satisfaction surveys conducted by a third party.

For each Plan Year, a specified percentage (which may vary from Plan Year to Plan Year) of each Target Award (as defined below) will be based upon each of the performance objectives selected by the Committee for that Plan Year. For each of the performance objectives, a specified percentage of the portion of the Target Award that is based on that particular performance objective will be paid based on the level of performance achieved. Each performance objective has a threshold performance level that must be achieved for any of the bonus award to be paid for such objective. Except as set forth in Section III. D with respect to a Plan Participant's death, no bonus will be paid under the Incentive Plan for a Plan Year if the minimum earnings per share goal established for such Plan Year is not achieved, regardless of whether any other performance objective is achieved.

The maximum bonus award payable to an executive officer for any Plan Year is $4 million. In addition, the Committee presently intends to limit bonus awards to 200% of a Plan Participant's Target Award.

V.   Payment Calculations

Each Plan Participant will have a target bonus award (a "Target Award") for each Plan Year. Target Awards will be expressed as a percentage of the actual base salary paid to the Plan Participant during the Plan Year. The percentages will be determined by the Committee based on the Plan Participant's job level and responsibilities and may vary for different officers or business units.

At the end of the Plan Year, the Committee shall determine the amount, if any, to be paid to each Plan Participant based on the extent that the performance goals established for the Plan Participant were achieved and shall authorize payment by Staples to the Plan Participant; provided that the Committee may use negative discretion to decrease, but not increase, the amount of any bonus award otherwise payable to a Plan Participant.

Any bonus checks will be distributed to Plan Participants within 2½ months following the end of the applicable Plan Year.

VI. Plan Administration

A. Administration

The Incentive Plan will be administered by the Committee. The Committee will have broad authority for determining target bonuses and selecting performance objectives, as described below; for adopting rules and regulations relating to the Incentive Plan; and for making decisions and interpretations regarding the provisions of the Incentive Plan, including determining to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business, the satisfaction of performance objectives and the payment of awards under the Incentive Plan.

B. Employment at Will

The Incentive Plan does not create an express or implied contract of employment between Staples and a Plan Participant. Both Staples and the Plan Participants retain the right to terminate the employment relationship at any time and for any reason.

C. Bonus Provisions (Amendments and Termination)

Bonuses are not earned or vested until actual payments are made. Staples reserves the right at any time prior to actual payment of bonus awards to amend, terminate or discontinue the Incentive Plan in whole or in part whenever it is considered necessary.

The Incentive Plan may be amended or terminated by either the Board of Directors or the Committee, provided that (1) no amendment or termination of the Incentive Plan after the end of a Plan Year may adversely affect the rights of Plan Participants with respect to their bonus awards for that Plan Year, and (2) no amendment which would require stockholder approval under Section 162(m) of the Internal Revenue Code may be effected without such stockholder approval.

D. Rights are Non-Assignable

Neither the Plan Participant nor any beneficiary nor any other person shall have any right to assign the right to receive payments hereunder, in whole or in part, which payments are non-assignable and non-transferable, whether voluntarily or involuntarily.

E. Withholding

All required deductions, including without limitation with respect to federal, state or local taxes, will be withheld from the bonus awards prior to distribution.

VII. Forfeiture and Recovery for Misconduct

A. Right of Recovery

Notwithstanding any other provision of this Incentive Plan to the contrary, if the Board of Directors of Staples (or its authorized designee, the "Board") determines during the Recovery Period (as defined below) that a Plan Participant has engaged in Misconduct (as defined below), the Board, subject to the limitations set forth in this Section VII., may in its sole discretion (1) terminate such Plan Participant's participation in the Incentive Plan, or with respect to any award under the Incentive Plan, and treat any outstanding award as forfeited, (2) require forfeiture, in whole or in part, of payment of any award that has been previously approved for payment under this Incentive Plan which remains in whole or in part unpaid, and/or (3) demand that the Plan Participant pay to Staples in cash the amount described in Section VII.B.; provided, however, that in the event the Board determines during the Recovery Period that the Plan Participant engaged in Misconduct as described in clause (D) of the definition of Misconduct) ("Restatement Misconduct"), the Board shall in all circumstances, in addition to any other recovery action taken, require forfeiture and demand repayment pursuant hereto.

"Recovery Period" means (1) if the Misconduct relates to Restatement Misconduct, or the Misconduct consists of acts or omissions relating to Staples' financial matters that in the discretion of the Board are reasonably unlikely to be discovered prior to the end of the fiscal year in which the Misconduct occurred and the completion of the outside audit of Staples' annual financial statements, the period during which the Plan Participant is employed by Staples and the period ending 18 months after the Plan Participant's last day of employment; (2) if the Misconduct relates to the breach of any agreement between the Plan Participant and Staples, the term of the agreement and the period ending six months following the expiration of the agreement, and (3) in all other cases, the period during which the Plan Participant is employed by Staples and the period ending six months after the Plan Participant's last day of employment. If during the Recovery Period the Board gives written notice to the Plan Participant of potential Misconduct, the Recovery Period shall be extended for such reasonable time as the Board may specify is appropriate for it to make a final determination of Misconduct and seek enforcement of any of its remedies described above. Staples' rights pursuant to this Section VII. shall terminate on the effective date of a Change in Control (as defined in the Staples, Inc. 2010 Long-Term Cash Incentive Plan) and no Recovery Period shall extend beyond that date except with respect to any Plan Participant for which the Board prior to such Change in Control gave written notice to such Plan Participant of potential Misconduct.

For purposes of administratively enforcing its rights under this Section VII., during any period for which potential Misconduct has been identified by Staples, the Board may (1) suspend such Plan Participant's participation in the Incentive Plan, or with respect to any award under the Incentive Plan, or (2) temporarily withhold, in whole or in part, payment of any award that has been previously approved by the Board for payment under this Incentive Plan which remains in whole or in part unpaid.

B. Amount of Recovery

With respect to Misconduct described in clause (A) of the definition of Misconduct (breach of agreement) and clause (B) of such definition (violation of Code of Ethics), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Incentive Plan, the Board may recover from the Plan Participant the amount of any payments made to the Plan Participant under this Incentive Plan during the last 12 months of employment with Staples.

With respect to Misconduct described in clause (C) of the definition of Misconduct (intentional deceitful acts), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Incentive Plan, the Board may recover from the Plan Participant the greater of (1) the amount paid to the Plan Participant with respect to any award made under this Incentive Plan with a fiscal year that includes any period during which the Misconduct occurred, or with a fiscal year which was directly impacted by the Misconduct, or (2) the amount determined by the Board in its sole discretion to represent the financial impact of the Misconduct upon Staples; provided, however, that such recovery amount shall be reduced by the value of any forfeited outstanding awards under this Incentive Plan (value to be determined by the Target Award for such awards) and any amounts recovered from the Plan Participant under Staples' cash bonus plans and other short term or long term incentive plans as a result of such Misconduct.

With respect to Restatement Misconduct, and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Incentive Plan, the Board shall seek to recover the entire amount paid to the Plan Participant with respect to any award made under this Incentive Plan in the twenty-four (24) month period following the first public issuance of the financial statements that are the subject of an accounting restatement relating to the Misconduct.

The term "recover" or "recovered" shall include, but shall not be limited to, any right of set-off, reduction, recoupment, off-set, forfeiture, or other attempt by Staples to withhold or claim payment of an award or any proceeds thereof. Staples' right of forfeiture and recovery of awards shall not limit any other right or remedy available to Staples for a Plan Participant's Misconduct, whether in law or equity, including but not limited to injunctive relief, terminating the Plan Participant's employment with Staples, or taking other legal action against the Plan Participant.

The amount that may be recovered under this Section VII. shall be determined on a gross basis without reduction for taxes paid or payable by a Plan Participant.

C. Definition of Misconduct

"Misconduct," as determined by Staples (which determination shall be conclusive), shall mean:

    (A)   Breach by the Plan Participant of any provision of any employment, consulting, advisory, proprietary information, non-disclosure, non-competition, non-solicitation or other similar agreement between the Plan Participant and Staples, including, without limitation, the Proprietary and Confidential Information Agreement and/or the Non-Compete and Non-Solicitation Agreement; or

    (B)   Violation by the Plan Participant of the Code of Ethics; or

    (C)   The Plan Participant's engagement in intentional deceitful act(s) that results in (i) an improper personal benefit, or (ii) injury to Staples; or

    (D)   The Plan Participant's engagement in fraud or willful misconduct (not acting in good faith or with reasonable belief that conduct was in the best interests of Staples) that significantly contributes to Staples preparing a material financial restatement, other than a restatement of financial statements that became materially inaccurate because of revisions to generally accepted accounting principles.

For purposes of this Section VII. regarding forfeiture and recovery for Misconduct, any reference therein to Staples (other than with respect to defining the Board of Directors) shall also include any entity that Staples directly or indirectly controls.

VII. Dodd-Frank Clawback

Notwithstanding any other provision of this Incentive Plan to the contrary, in order to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any regulations promulgated, or national securities exchange listing conditions adopted, with respect thereto (collectively, the "Clawback Requirements"), if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, then the Participant shall return to the Company, or forfeit if not yet paid, the amount of any award received under this Plan during the three-year period preceding the date on which the Company is required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to the Participant under the accounting restatement as determined by the Committee in accordance with the Clawback Requirements and any policy adopted by the Committee pursuant to the Clawback Requirements.

Approved by the Board of Directors on March 6, 2012, subject to stockholder approval.

STAPLES, INC.

2012 Employee Stock Purchase Plan

1.   Purpose.

(a)   The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries and Designated Affiliates with an opportunity to purchase Common Stock through accumulated Contributions.

(b)   This Plan includes two components: a Code Section 423 Component (the "423 Component") and a non-Code Section 423 Component (the "Non-423 Component"). It is the intention of the Company to have the 423 Component qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the 423 Component, accordingly, shall be construed so as to extend and limit participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes the grant of options under the Non-423 Component, which does not qualify as an "employee stock purchase plan" under Section 423 of the Code; such options granted under the Non-423 Component shall be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to achieve tax, securities laws or other objectives for Eligible Employees and the Company. Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component. Offerings intended to be made under the Non-423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

(c)   If a Participant transfers employment from the Company or any Designated Subsidiary participating in the 423 Component to a Designated Affiliate participating in the Non-423 Component, he or she shall immediately cease to participate in the 423 Component; however, any Contributions made for the Purchase Period in which such transfer occurs shall be transferred to the Non-423 Component, and such Participant shall immediately join the then current Offering under the Non-423 Component upon the same terms and conditions in effect for his or her participation in the Plan, except for such modifications as may be required by applicable law or otherwise applicable for Participants in such Designated Affiliates. A Participant who transfers employment from a Designated Affiliate participating in the Non-423 Component to the Company or any Designated Subsidiary participating in the 423 Component shall remain a Participant in the Non-423 Component until the earlier of (i) the end of the current Offering Period under the Non-423 Component, or (ii) the Enrollment Date of the first Offering Period in which he or she participates following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the 423 Component and the Non-423 Component, consistent with the applicable requirements of Section 423 of the Code.

2.   Definitions.

(a)   "Administrator" means the Board or the Committee designated by the Board to administer the Plan pursuant to Section 14.

(b)   "Affiliate" means (i) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company or (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator, whether now or hereafter existing (which, for avoidance of doubt, shall include any Subsidiary).

(c)   "Applicable Laws" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

(d)   "Board" means the Board of Directors of the Company.

(e)   "Change in Control" means the occurrence of any of the following events:

(i) any "person", as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of the Company's stock), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities (other than pursuant to a merger or consolidation described in clause (1) or (2) of subsection (iii) below);

(ii) individuals who, as of the date hereof, constitute the Board (as of the date hereof, the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board;

(iii) the Company's stockholders approve a merger or consolidation of the Company with any other corporation, and such merger or consolidation is consummated, other than (1) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than seventy-five percent (75%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (2) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as defined above) acquires more than thirty percent (30%) of the combined voting power of the Company's then outstanding securities; or

(iv) the Company's stockholders approve an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, and such sale or disposition is consummated.

For the avoidance of doubt, a transaction will not constitute a Change in Control if its sole purpose is either to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(f) "Code" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or U.S. Treasury Regulation thereunder will include such section or regulation and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(g) "Committee" means the Compensation Committee of the Board, or to the extent permitted by Applicable Laws, the Committee on Employee Benefit Plans as constituted pursuant to the terms of the Company's 401(k) Plan, in each case unless otherwise determined by the Board.

(h) "Common Stock" means the common stock of the Company.

(i) "Company" means Staples, Inc, a Delaware corporation, or any successor thereto.

(j) "Compensation" means an Eligible Employee's regular base straight time gross earnings (including payments for piece work in the case of employees of the American Identity division), commissions, sales rewards and other sales-related payments, exclusive of any other form of compensation including payments for incentive compensation, bonuses, overtime, shift premium, 13th/14th month payments or similar concepts under local law or any other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis for each Offering, establish a different definition of Compensation for a subsequent Offering Period. Further, the Administrator shall have discretion to determine the application of this definition to Participants outside the United States.

(k) "Contributions" means the payroll deductions, any other additional payments that the Administrator may permit to be made by a Participant and any alternative forms of contributions permitted under Section 6(f) to fund the exercise of options granted pursuant to the Plan.

(l) "Designated Affiliate" means any Affiliate that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Non-423 Component.

(m) "Designated Subsidiary" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the 423 Component.

(n) "Director" means a member of the Board.

(o) "Eligible Employee" means a person treated as an employee of the Company or a Designated Subsidiary or Designated Affiliate for purposes of Section 423 of the Code. For purposes of the Plan, the employment relationship will be treated as continuing intact where a Participant transfers employment between the Company, Designated Subsidiaries and/or

Designated Affiliates and while an individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws. Where a period of leave of absence exceeds three (3) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.423-2 for options granted under the 423 Component) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414 (q) of the Code with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act. Under the 423 Component, each exclusion shall be applied with respect to an Offering in a manner complying with U.S. Treasury Regulation Section 1.423-2(e)(2)(ii). A Participant shall be deemed to have ceased to be an Eligible Employee either upon an actual termination of employment or upon the corporation employing the Participant during an Offering Period ceasing to be an Affiliate of the Company, or if the Participant transfers to an Affiliate that is not a Designated Subsidiary or Designated Affiliate.

(p)   "Employer" means the Designated Subsidiary or Designated Affiliate that is the employer of the applicable Eligible Employee in accordance with the definition in subsection 2(o) above.

(q)   "Enrollment Date" means the first Trading Day of each Offering Period.

(r)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(s)   "Exercise Date" means the last Trading Day of each Purchase Period.

(t)   "Fair Market Value" means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market of the NASDAQ Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock as quoted on such exchange or system on the date of determination (or if no sales were reported on that date, on the last Trading Day such sales were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

(u)   "New Exercise Date" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(v)   "Offering" means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 4. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company, a Designated Subsidiary or a Designated Affiliate shall be deemed a separate Offering (the terms of which Offering under the Non-423 Component need not be identical), even if the dates and other terms of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulation Section 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulation Section 1.423-2(a)(2) and (a)(3).

(w)   "Offering Periods" means the periods established in accordance with Section 4 during which an option

granted pursuant to the Plan may be exercised on one or more Exercise Dates. The duration and timing of Offering Periods may be changed pursuant to Sections 4 and 21.

(x)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424 (e) of the Code.

(y)   "Participant" means an Eligible Employee that participates in the Plan.

(z)   "Plan" means this Staples, Inc. 2012 Employee Stock Purchase Plan, including both the 423 and Non-423 Components, as amended from time to time.

(aa)   "Purchase Period" means a period of time within an Offering Period, as may be specified by the Administrator in accordance with Section 4, generally beginning on the Enrollment Date and ending on an Exercise Date. An Offering Period may consist of one or more Purchase Periods.

(bb)   "Purchase Price" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code or any successor rule or provision or any other applicable law, regulation or stock exchange rule) or pursuant to Section 21.

(cc)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(dd)   "Trading Day" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

(ee)   "U.S. Treasury Regulations" means Treasury regulations issued by the Department of Treasury under the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.   Eligibility.

(a)   General. Unless otherwise provided in this Section 3 and subject to the requirements of Section 5, any Eligible Employee on a given Enrollment Date shall be eligible to participate in the Plan.

(b)   Non-U.S. Employees. Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens within the meaning of Section 7701(b) (1)(A) of the Code) may be excluded from participation in the Plan or an Offering if the participation of such Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code. Further, in the case of the Non-423 Component, Eligible Employees may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employees is not advisable or practicable

(c)   Limitations. Notwithstanding any provisions of the Plan to the contrary, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.

4.   Offering Periods. The Plan will be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after January 1 and July 1 of each year, and terminating, respectively, on the last Trading Day on or before June 30 and December 31 of each year, or on such other dates as the Administrator will determine. Unless and until the Administrator determines otherwise in its discretion, each Offering Period shall consist of one six (6) month

Purchase Period, which shall run simultaneously with the Offering Period. The Administrator will have the authority to establish additional or alternative sequential or overlapping Offering Periods, a different duration for one or more Offerings or Offering Periods or different commencement or ending dates for such Offering Periods with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter, provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months. In addition, to the extent that the Administrator establishes overlapping Offering Periods with more than one Purchase Period in each Offering Period, the Administrator will have the discretion to structure an Offering Period so that if the Fair Market Value of the shares of Common Stock on the first Trading Day of a new Purchase Period within that Offering Period is less than or equal to the Fair Market Value of the shares of Common Stock on the Enrollment Date, then (i) that Offering Period will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering Period will be automatically enrolled in a new Offering Period beginning on the first Trading Day of such new Purchase Period.

5. Participation. An Eligible Employee may participate in the Plan by (i) submitting to the Company's designated Human Resources representative, on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator, and in either case completing any other forms and following any procedures for enrollment in the Plan as may be established by the Administrator from time to time.

6. Contributions.

(a) At the time a Participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator) made during the Offering Period in an amount not exceeding ten percent (10%) of the Compensation which he or she receives on each pay day during the Offering Period, or such different maximum percentage as may be determined by the Administrator prior to any Offering Period; should a pay day occur on an Exercise Date, a Participant shall have the payroll deductions made on such day applied to his or her account under the current Purchase Period, unless otherwise provided by the Administrator. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day of the Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10 hereof.

(c) All Contributions made for a Participant will be credited to his or her account under the Plan and payroll deductions will be made in whole percentages only. A Participant may not make any additional payments into such account.

(d) A Participant may discontinue his or her participation in the Plan as provided in Section 10. If permitted by the Administrator, as determined in its sole discretion, for an Offering Period, a Participant may increase or decrease the rate of his or her Contributions during the Offering Period or Purchase Period by (i) properly completing and submitting to the Company's designated Human Resources representative, on or before a date determined by the Administrator prior to an applicable Exercise Date, a new subscription agreement authorizing the change in Contribution rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 10). The Administrator may, in its sole discretion, limit the nature and/or number of Contribution rate changes that may be made by Participants during any Offering Period or Purchase Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration. Any change in payroll deduction rate made pursuant to this Section 6(d) will be effective as soon as administratively practicable after the date on which the change is made by the Participant. Notwithstanding the foregoing, unless and until otherwise determined by the Administrator, a Participant shall not be permitted to increase or decrease his or her rate of Contributions during an Offering Period, with the exception that a Participant may withdraw from the Plan and receive a refund of Contributions in accordance with Section 10.

(e) Notwithstanding the foregoing provisions of this Section 6, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(c)(ii), a Participant's Contributions may be decreased to zero percent (0%) at any time during an Offering Period. Subject to Section 423(b)(8) of the Code and Section 3(c)(ii) hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.

(f)   Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Eligible Employees to participate in the Plan via cash, check or other means instead of payroll deductions if payroll deductions are not permitted under applicable local law and, for any Offering under the 423 Component, the Administrator determines that cash contributions are permissible under Section 423 of the Code.

7.   Grant of Option. On the Enrollment Date of each Offering Period, each Participant in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Participant's Contributions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price; provided that in no event will a Participant be permitted to purchase during each Purchase Period more than that number of whole shares of Stock determined by dividing Twelve Thousand Five Hundred Dollars ($12,500) by the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period and further provided that, if the Purchase Period is any period other than six (6) months, then the foregoing limit shall be adjusted proportionately to reflect the length of the Purchase Period. The Administrator may, in its discretion and prior to the Enrollment Date of any Offering Period, (i) change the maximum number of shares of Common Stock that may be purchased by a Participant in such Offering Period or on any Exercise Date within an Offering Period, including the method for determining such maximum, or (ii) specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants in an Offering Period or on any Exercise Date within an Offering Period. Further, the Board may limit the number or value of the shares of Common Stock made available for purchase in a qualified period (*e.g.,* twelve (12) month period) by Participants in specified countries or working for specified Employers, if necessary to avoid securities law filings, achieve tax objectives or to meet other Company compliance objectives in particular locations outside the United States, provided that any such limitation is imposed under the Non-423 Component or, with respect to any Offering under the 423 Component, is imposed on an equal basis to all Participants under such Offering or as otherwise permitted in accordance with Section 423 of the Code and the U.S. Treasury Regulations thereunder. Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8.   Exercise of Option.

(a)   Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. Unless otherwise determined by the Administrator prior to the Enrollment Date of any Offering Period, fractional shares calculated up to five (5) decimal places will be purchased. In the event that the Administrator determines not to allow the purchase of fractional shares, any Contributions accumulated in a Participant's account which are not sufficient to purchase a full share may be retained in the Participant's account for the subsequent Offering Period or Purchase Period, subject to earlier withdrawal by the Participant as provided in Section 10. Any other funds left over in a Participant's account after the Exercise Date will be returned to the Participant. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

(b)   If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 21. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Enrollment Date.

(c)   Tax Withholding. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's or Employer's federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs), including, for the avoidance of doubt, any liability to pay an employer tax or social insurance contribution which has been shifted from the Company or any Employer to the Participant as a matter of law or

contract. At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate.

9. Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time, and/or may establish procedures to permit tracking of dispositions of shares.

10. Withdrawal.

(a) A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's designated Human Resources representative a written notice of withdrawal in the form determined by the Administrator for such purpose, or (ii) following an electronic or other withdrawal procedure determined by the Administrator. Further, unless otherwise determined by the Administrator, any Participant who elects to decrease the rate of his or her Contributions to zero percent (0%) during an Offering Period shall be deemed to withdraw from participation in the Plan. The Administrator may impose, from time to time, a requirement that the applicable notice of withdrawal from the Plan be on file with the Company for a reasonable period prior to the effectiveness of the Participant's withdrawal. All of the Participant's Contributions credited to his or her account will be paid to such Participant promptly after receipt of notice of withdrawal and such Participant's option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

11. Termination of Eligible Employee Status. Upon a Participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant's option will be automatically terminated.

12. Interest. No interest will accrue on the Contributions of a Participant in the Plan, except as may be required by applicable law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423-2(f), or with respect to any Offering under the Non-423 Component, the payment of interest shall apply as determined by the Administrator.

13. Stock.

(a) Basic Limitation. Subject to adjustment upon changes in capitalization of the Company as provided in Section 20 hereof, a maximum of Fifteen Million (15,000,000) shares of Common Stock will be made available for sale under the Plan. All or any portion of such maximum number of shares may be issued under the Section 423 Component.

(b) Rights as an Unsecured Creditor. Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of or broker selected by the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Source of Shares. Any shares of Common Stock issued upon exercise may consist, in whole or in part, of authorized and unissued shares or of treasury shares.

14.   Administration. The Plan will be administered by the Board or the Committee. Unless otherwise determined by the Board, in connection with the administration of the Plan, any two of the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary or Executive Vice President-Human Resources of the Company, acting jointly, by and behalf of the Company, shall have the authority (a) to negotiate, fix and vary the terms of, and to execute and deliver, contracts, agreements, assignments, concessions, licenses, options and all other similar instruments, (b) to engage any agents or contractors, including banks, stock brokers and attorneys, (c) to amend the Plan, and (d) to otherwise do all acts and things necessary or suitable in connection with the exercise of any of the aforementioned powers; provided, that no such authorization shall extend to any amendment of the Plan that increases the number of shares of Common Stock available for purchase under the Plan or otherwise requires stockholder approval under applicable tax or stock exchange rules. Notwithstanding the foregoing, the Board or the Compensation Committee of the Board shall administer the Plan to the extent necessary to comply with Applicable Laws.

Unless otherwise determined by the Board (within the constraints of Applicable Laws), the Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine which entities shall be Designated Subsidiaries or Designated Affiliates, to determine eligibility, to adjudicate all disputed claims filed under the Plan (including making factual determinations), to change the Offering Periods and Purchase Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period or Purchase Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed subscription agreements, establish reasonable waiting and adjustment periods and/ or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan, including adopting amendments to the Plan and/or outstanding options as permitted by Section 21 below.

Further, the Administrator, or its delegee to the extent permitted by Applicable Laws, may adopt such rules, procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 13(a) hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423, any such sub-plan shall be considered part of the Non-423 Component, and rights granted thereunder shall not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, establishment of the exchange ratio applicable to Contributions withheld in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will be final and binding upon all parties.

15.   Death of Participant. In the event of the death of a Participant, any shares of Common Stock and cash, if any, from the Participant's account under the Plan will be delivered to the executor, administrator or personal representative of the estate of the Participant, or such other individual as may be prescribed by applicable law.

16.   Transferability. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17.   Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings in which applicable local law requires that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

18.   Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19.   No Right to Employment. Participation in the Plan by a Participant shall not be construed as giving a Participant the right to be retained as an employee of the Company or a Subsidiary or Affiliate, as applicable. Furthermore, the Company or a Subsidiary or Affiliate may dismiss a Participant from employment at any time, free from any liability or any claim under the Plan.

20.   Adjustments, Dissolution, Liquidation or Change in Control.

(a)   Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Section 7.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c)   Change in Control. In the event of a Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, then, in the sole discretion of the Administrator, either (i) all outstanding options will be cancelled by the Administrator as of a date prior to the effective date of the Change in Control and all Contributions shall be refunded to the Participants; or (ii) the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company's proposed Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof. Notwithstanding the foregoing, if the Company shall at any time merge or consolidate with another corporation and the holders of the capital stock of the Company immediately prior to such merger or consolidation continue to hold at least seventy-five percent (75%) by voting power of the capital stock of the surviving corporation, the holder of each option then outstanding will thereafter be entitled to receive at the next Exercise Date upon the exercise of such option for each share of Common Stock as to which such option shall be exercised the securities or property which a holder of such shares of Common Stock was entitled to upon and at the time of such merger or consolidation, and the Administrator shall take such steps in connection with such merger or consolidation as the Administrator shall deem necessary to assure that the provisions of Section 20(a) shall thereafter be applicable, as nearly as reasonably may be, in relation to the said securities or property as to which such holder of such option might thereafter be entitled to receive thereunder.

21.   Amendment or Termination.

(a)   The Administrator, in its sole discretion (except as provided in Section 14), may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 20). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12 hereof) as soon as administratively practicable. In addition, an amendment to the Plan must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if such amendment would authorize the sale of more shares than are then authorized for issuance under the Plan or would change the definition of the corporations that may be designated by the Administrator as participating companies under the Plan.

(b)   In the event the Administrator determines that the ongoing operation of the Plan may result in

unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

(c) The Administrator may amend an outstanding option or grant a replacement option for a option previously granted under the Plan if, in the Administrator's discretion, it determines that (i) the tax consequences of such option to the Company or the Participant differ from those consequences that were expected to occur on the date the option was granted, (ii) clarifications or interpretations of, or changes to, tax law or regulations permit options to be granted that have more favorable tax consequences than initially anticipated, or (iii) such amendment is necessary or advisable to comply with applicable local laws.

22. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

23. Notification Of Disposition Of Shares. As a condition of participation in the Plan, the Company requires Participants in an Offering under the 423 Component to give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an option. The Company may further require that until such time as a Participant in an Offering under the 423 Component disposes of shares acquired upon exercise of an option, the Participant shall hold all such shares in the Participant's name (or, if elected by the Participant, in the name of the Participant and his or her spouse but not in the name of any nominee) until the later of two years after the date of grant of such option or one year after the date of exercise of such option. The Company may direct that the certificates evidencing shares acquired by exercise of an option refer to such requirement to give prompt notice of disposition.

24. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance. The inability or impracticability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan, or the approval of any securities exchange or market system upon which the Common Stock may then be listed, if any, deemed by the Company's legal counsel to be necessary to the issuance and sale of any shares under the Plan in compliance with the requirements of such securities exchange or market system, shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority or approval shall not have been obtained. As a condition to the exercise of an option, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

25. Code Section 409A. The Plan is exempt from the application of Code Section 409A and any ambiguities herein will be interpreted to so be exempt from Code Section 409A. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the

Administrator determines that an option granted under the Plan may be subject to Code Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Code Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Code Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Code Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Code Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto.

26.   Tax-Qualification. Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (*e.g.*, under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 25. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

27.   Term of Plan. Subject to Section 28 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect until terminated under Section 21.

28.   Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

29.   Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Massachusetts (except its choice-of-law provisions). Unless otherwise determined by the Administrator in its discretion, Participants are deemed to submit to the exclusive jurisdiction and venue of the competent federal or state courts of the State of Massachusetts to resolve any and all issues that may arise out of or relate to the Plan or the subscription agreement.

30.   Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal or unenforceable provision had not been included.

31.   Dividends on Shares Purchased under the Plan. Unless otherwise determined by the Administrator, each Participant agrees, for so long as shares of Common Stock purchased by the Participant at any time under the Plan (the "Purchased Shares") are held by the individual in an account with a bank, transfer agent, or other financial institution designated by the Company to hold the Purchased Shares (the "Financial Institution"), to (a) participate in the Staples, Inc. dividend reinvestment program maintained by the Financial Institution (the "DRIP") such that the individual shall receive, in lieu of any cash dividend paid or payable by the Company with respect to the individual's Purchased Shares that are held in an account with the Financial Institution (the "Captive Shares"), shares of Common Stock (including any fractional shares) pursuant to the terms of the DRIP, and (b) allow the Company to take all reasonably necessary and appropriate actions to ensure that the amount of any cash dividend paid or payable by the Company with respect to the employee's Captive Shares is paid in the form of Common Stock instead of cash.

32.   Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan.

Approved by the Board of Directors on December 6, 2011, subject to stockholder approval.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K

(Mark one)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

For the fiscal year ended:
January 28, 2012

Commission File Number:
0-17586

STAPLES, INC.

(Exact name of registrant as specified in its charter)

STAPLES

that was easy.℠

Delaware	**Five Hundred Staples Drive, Framingham, MA 01702**	**04-2896127**
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office and zip code)	(I.R.S. Employer Identification No.)

508-253-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.0006 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
                                                            (Do not check if a smaller reporting
                                                            company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the last sale price of Staples' common stock on July 30, 2011, as reported by NASDAQ, was approximately $11.3 billion. In determining the market value of non-affiliate voting stock, shares of Staples' common stock beneficially owned by each executive officer and director have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 694,102,453 shares of common stock, par value $0.0006, outstanding as of February 27, 2012.

Documents Incorporated By Reference

Listed below is the document incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the Proxy Statement for the 2012 Annual Meeting of Stockholders   Part III

PART I

Item 1. Business

Staples, Inc. and its subsidiaries ("we", "Staples" or the "Company"), the world's leading office products company, is committed to making it easy for customers to buy a wide range of office products and services. We pioneered the office products superstore concept by opening the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses, and we currently serve businesses of all sizes and consumers in North America, Europe, Australia, South America and Asia. We operate three business segments: North American Delivery, North American Retail and International Operations. Additional information regarding our operating segments is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K, and financial information regarding these segments is provided in Note N in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Strategy

We provide superior value to our customers through a combination of low prices, a broad selection of office products, a wide range of technology and copy and print services, high quality and innovative Staples brand products, convenient store locations, easy to use web sites, reliable and fast order delivery, and excellent customer service. Our strategy is to maintain our leadership position by delivering on our brand promise: *we bring easy to your office.*

We view the office products and services market as large and diversified. We reach our contract, catalog, on-line and retail store customers through sales channels which are designed to be convenient. Our businesses attract different customer groups with distinct purchasing behaviors. Our contract business targets mid-size businesses and organizations with 20 to 500 office workers as well as Fortune 1000 companies. Our on-line and catalog customers are generally small businesses and organizations with up to 20 office workers. Our retail stores target small businesses, home offices and consumers. Our ability to address customer groups with different needs expands our available market opportunities and increases awareness of the Staples brand among customers in all segments. Customers around the world often shop on our websites and in our retail stores, which differentiates our multichannel offering from traditional retailers. This allows us to benefit from a number of important economies of scale, such as enhanced efficiencies in purchasing, distribution, advertising, and general and administrative expenses.

North American Delivery

Our strategies for North American Delivery focus on customer service, customer acquisition and retention, and providing our customers a broad assortment of core office products and services. We are also focused on expanding categories beyond core office supplies, including facilities and breakroom supplies, copy and print services, promotional products and furniture. We continue to focus on improving our perfect order metric, which measures the number of orders that we fulfill on time and without error, and have established industry leading customer service standards to support our brand promise. Since acquiring Corporate Express in 2008, we have completed the majority of our integration efforts. We are currently in the process of transitioning all of our legacy Corporate Express customers to our new and improved contract ordering web site, StaplesAdvantage.com.

Our North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to businesses and consumers, and includes Staples Advantage, Staples.com and Quill.com. The majority of our delivery customers place their orders on-line, making Staples the second largest Internet reseller in the world.

Staples Advantage: Our contract operations focus on serving the needs of mid-sized businesses and organizations up through and including Fortune 1000 companies through Staples Advantage. Contract customers often require more service than is provided by a traditional retail or mail order business. Through our contract sales force, we offer customized pricing and payment terms, usage reporting, the stocking of certain proprietary items, a wide assortment of products with various environmental attributes and services, and full service account management.

Staples.com: Staples.com operations combine the activities of our U.S. and Canadian Internet sites as well as our direct mail catalog business. Staples.com is designed to reach small businesses, home offices and consumers, offering next business day delivery for most office supply orders in the majority of our markets. We continue to make investments in Staples.com to enhance the usability, efficiency and overall customer experience. We have increased our focus on leveraging the cross-channel synergies between Staples.com and our retail store network in an effort to provide our customers with a more integrated and consistent shopping experience. We market Staples.com through Internet and other broad-based media advertising, direct mail advertising, catalog mailings and a telesales group, which is focused on generating new business and growing existing accounts.

Quill.com: Quill.com is an Internet and catalog business with a targeted approach to servicing the needs of small and mid-sized businesses in the United States. To attract and retain its customers, Quill.com offers outstanding customer service, Quill brand products and special services. Quill.com also operates Medical Arts Press, Inc., an Internet and catalog business offering specialized office supplies and products for medical professionals.

North American Retail

Our strategy for North American Retail focuses on offering an easy-to-shop store with quality products that are in-stock and easy to find, with fast checkout and courteous, helpful and knowledgeable sales associates. Our goals are to continue to be a destination for core office supply categories like ink and toner and to become an authority for business technology through redesigned stores and an expanded technology assortment. We have also made investments to grow our EasyTech business, which offers expert technology services such as installations and repairs, to develop a mobile communication offering in 500 of our stores, and to establish a leadership position in copy and print services. Store sales associates are trained to deliver excellent service through our "Inspired Selling" service model, which encourages engagement with customers and solution selling.

Our North American Retail segment consisted of 1,583 stores in the United States and 334 stores in Canada at the end of fiscal 2011. We operate a portfolio of retail store formats, tailored to the unique characteristics of each location. The "Dover" superstore represents the majority of our U.S. store base. The customer friendly "Dover" design appeals to the customer with an open store interior that provides a better view of our wide selection and makes it easier to find products. In an effort to improve store productivity and effectively manage our cost structure, we have reduced the size of our "Dover" store format over time from 24,000 square feet to 15,000 square feet. We also operate smaller format stores designed for rural markets and dense urban markets. Additionally, to address the attractive quick print market opportunity, we operate 26 stand alone copy and print shops. These 3,000 to 4,000 square foot stores are designed for locations with high customer density and offer a full service copy and print shop along with a broad assortment of core office supplies.

We believe that our network of stores and delivery businesses enhances our profitability by allowing us to leverage marketing, distribution and supervision costs. We are highly selective with our new store openings. In determining where to open new retail stores, we assess potential real estate sites through a stringent approval process which evaluates the financial return of each store. Our evaluations consider such factors as the concentration of small and mid-sized businesses and organizations, the number of home offices, household income levels, our current market presence, proximity to competitors, the availability of quality real estate locations and other factors.

In 2012, we plan for our store count to be about flat in North America. We will add stores to existing markets and expand into select new markets. This will be offset by our decision to close certain stores that are at the end of their lease term and are not achieving the desired financial returns. This plan compares to a net of 17 stores opened in 2011 and 29 stores in 2010. We intend to drive increased productivity through our on-going store remodel program, with a focus on upgrading our technology product and service offerings, as well as our copy and print offerings.

International Operations

Our International Operations segment consists of businesses in 24 countries in Europe, Australia, South America and Asia. The markets for office products and services in these countries are highly fragmented.

Our European Office Products business represents a balanced multi-channel portfolio serving contract, retail, Internet and catalog customers in 16 countries. Our contract business includes sizable operations in Scandinavia, Germany, the United Kingdom and the Netherlands. We operate 331 retail stores with the largest concentration of stores in the United Kingdom, Germany, the Netherlands and Portugal. We operate Internet and direct mail catalog businesses with a significant concentration of sales in France, Italy and the United Kingdom.

Our strategies for our European Office Products business focus on strengthening our value proposition with customers, increasing the productivity of our marketing programs, leveraging best practices from our North American businesses, including our mid-market contract selling model, and expanding our mix of business services with a focus on copy and print. We are also focused on improving profitability by reducing overhead expense, increasing sales of higher margin Staples brand products and improving the performance of our supply chain.

In 2010, we acquired the remaining shares in Corporate Express Australia Limited, increasing our ownership to 100% from the 59% we acquired with the acquisition of Corporate Express in 2008. This business serves primarily contract customers in Australia and New Zealand. In addition to our contract business, we operate a public website which targets small business and home office customers. Our strategies focus on improving sales force productivity by providing customers with a broad assortment of products and services, including office products, IT solutions, business furniture and print management.

We continue to establish a foundation for growth in Asia and South America, where our businesses are in various stages of development. We operate retail and delivery businesses in China, a delivery business in Taiwan through a joint venture with UB Express and a multi-channel business in India through a joint venture with Pantaloon Retail Limited. We also operate delivery businesses in Argentina and Brazil and operate two stores in Argentina.

Merchandising and Marketing

We sell a wide variety of office supplies and services, office machines and related products, computers and related products and office furniture. Our merchandising staff uses integrated systems to perform the vast majority of our merchandise planning and product purchasing centrally. However, some of our business units, particularly Quill.com, our Canadian operations and our multiple international businesses, leverage our global buying and merchandising staff along with local staff to meet their specific buying and merchandising needs. We purchase products from thousands of vendors worldwide and we believe that competitive sources of supply are available to us for substantially all of the products we carry.

Our merchandising team constantly reviews and updates our product assortment to respond to changing customer needs and to maximize the performance of our key categories. Ink and toner remain important product categories, and we offer our customers a wide assortment, an in-stock guarantee and a strong pricing message which is supported by our loyalty programs. We continue to enhance our product offering beyond core office supplies, particularly in the areas of technology and facilities and breakroom supplies.

Our product offering includes Staples, Quill, and other proprietary branded products, which represented approximately 27% of our sales in 2011. We offer more than 10,000 own brand products and services, including an assortment of products with various environmental attributes, which includes our "Sustainable Earth" brand products. Own brand products deliver value to our customers with prices that are on average 10% to 20% lower than the national brand, while generating higher gross margin rates on average than national brands. Our own brand strategy focuses on offering national brand quality at lower prices. We have brought to market hundreds of new own brand products in the last year, many of which are innovative and exclusive to Staples. Our long-term goal is to grow own brand to more than 30% of total sales. Our sourcing office in Shenzhen, China supports our own brand strategy by driving high quality and lower costs and by bringing new products to market more quickly. In addition to our proprietary branded products, we also differentiate our core product offering through exclusive third-party relationships. For instance, we recently began selling an exclusive and innovative line of Martha Stewart home office products in our retail stores and on our websites.

In addition to products, we also offer a broad array of services, which represented 6.0% of our sales in 2011. This includes copy and print services that we provide to our retail and delivery customers, as well as technology services that we provide through our "EasyTech" business in North American Retail. The multi-billion dollar market for these services is highly fragmented, and we believe we have a significant opportunity to offer these services to existing customers and acquire new customers. Over the past several years, we have upgraded the technology, signage, labor, training and quality of these services to increase sales by driving greater customer awareness and differentiating our offering.

The following table shows our sales by each major category as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Office supplies	43.9%	43.3%	43.1%
Services	6.0%	5.5%	5.2%
Office machines and related products	30.1%	30.7%	31.3%
Computers and related products	15.0%	15.3%	15.2%
Office furniture	5.0%	5.2%	5.2%
	100.0%	100.0%	100.0%

We utilize a variety of marketing vehicles to drive brand awareness and sales of products and services to both new and existing customers. These vehicles include broad-based media such as television, radio, newspaper circulars and Internet advertising, including mobile applications and social media. We also utilize catalogs, e-mail marketing, loyalty programs and sophisticated direct marketing capabilities. In addition, we market to larger customers through a combination of direct mail catalogs, customized catalogs and a field sales force. We change our level of marketing spend, as well as the mix of media employed, depending upon market, customer value, seasonal focus, competition and cost factors. This flexible approach allows us to optimize the effectiveness and efficiency of our marketing expenditures. We continue to improve our systems and capabilities

to track our customers' multi-channel purchasing behaviors and to execute more effective direct marketing and customer loyalty programs to drive higher sales across all our channels.

Supply Chain

We operate two distinct networks to fulfill the majority of our replenishment and delivery needs in North America. Our network of 66 delivery fulfillment centers supports our North American Delivery operations. During 2011, we completed the multi-year process of integrating the fulfillment center network that we acquired from Corporate Express in 2008. During this integration period, we have enabled 35 of our North American Delivery fulfillment centers to fill orders from both Staples customers and legacy Corporate Express customers.

We operate a separate network of four large distribution centers to support our U.S. retail operations. Our retail distribution centers provide us with significant labor and merchandise cost savings by centralizing receiving and handling functions, and by enabling us to purchase in full truckloads and other economically efficient quantities from suppliers. Our centralized purchasing and distribution systems enable our store associates to spend more time on customer service and store presentation. Since our distribution centers maintain backup inventory, our in-store inventory requirements are reduced, allowing us to more efficiently operate our retail stores.

In Europe, we are in the process of implementing a multi-year supply chain plan to reduce the complexity and redundancy of our distribution network. We are standardizing all of our supply chain processes and systems architecture, and continuing to consolidate facilities. These efforts are expected to improve customer service and quality, drive cost savings and increase overall operating efficiency.

Associates

We have a strong corporate culture that values ethics, high performance, entrepreneurship, and teamwork. We place great importance on recruiting, training, retaining and providing the proper incentives for high quality associates. Offering attractive growth and development opportunities and a commitment to a diverse and safe work environment, we pride ourselves on being a great place to work.

We consider customer relations and our associates' knowledge of our product and service offerings to be significant to our marketing approach and our ability to deliver customer satisfaction. Associates are trained in a number of areas, including where appropriate, sales techniques, management skills and product knowledge.

As of January 28, 2012, Staples employed 51,542 full-time and 36,240 part-time associates.

Corporate Values

Staples is committed to responsible corporate citizenship, or what we refer to internally as Staples Soul. Staples Soul is a holistic approach to business that recognizes the close connection between our financial success and our desire to make a positive impact on our associates, communities and the planet. We believe that by practicing sound ethics, sustaining the environment, embracing diversity and giving back to the community, we will solidify our place as the world's most trusted source for office solutions. For more information, visit www.staples.com/community.

Ethics - Ethics at Staples is part of our culture. Staples maintains ethical business practices by encouraging open and honest communication and fostering an environment where it is safe to speak up without fear of retaliation. Through our Code of Ethics and ongoing communications and training programs, we make it easy for associates around the world to understand what they need to know and do to make sound decisions in the best interests of our company and shareholders. These efforts help ensure that our associates build trusting relationships with customers and other stakeholders, thus strengthening and protecting Staples' brand reputation.

Environment - At Staples, our vision is to generate business and environmental benefits - for ourselves, our customers and our communities - by leading the way in sustainable business practices. We are working to achieve this vision through a continued focus on sourcing and selling more sustainable products, improving our offering of recycling and other green services, maximizing our energy efficiency and renewable energy use and eliminating waste.

We continue to partner with suppliers and stakeholder groups to drive sustainability in our supply chain, in our vendors' supply chains and in certain industries as a whole. In 2011, Staples continued the successful implementation of our "Race to the Top" initiative, launched in 2010, to challenge 23 key suppliers to find innovative solutions for reducing the environmental impacts of packaging, product design and manufacturing.

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We are helping customers make more sustainable choices by offering more than 10,000 products with environmentally friendly features in stores and online as well as greener copy and print services and product recycling programs. In 2011, we recycled more than 67 million ink and toner cartridges and 13 million pounds of office electronics through our customer recycling program.

We also actively mitigate the environmental impact of our own business operations. At the end of 2011, Staples had more than 285 locations designated as ENERGY STAR qualified for energy efficiency, and is hosting 36 solar systems on the rooftops of stores and distribution centers nationally. We also purchased more than 340 million kilowatt hours of green power in the form of renewable energy certificates, equivalent to 50% of our U.S. electricity use.

Diversity - Staples' commitment to diversity and inclusion stems from our recognition that being a successful company requires people with diverse backgrounds and perspectives. We know that differences in age, race, gender, nationality, sexual orientation, physical ability, background and thinking style allow us to be more innovative as a company. We believe that attracting, developing and retaining an associate base that reflects the diversity of our customers is essential to our success. Our diverse workforce and network of suppliers strengthens relationships with our customers and gives us the flexibility to adapt to the ever-changing global marketplace.

Community - Staples contributes to educational and youth oriented community efforts, from literacy and mentoring to career skills development, through in-kind and monetary donations and grants from the Staples Foundation, our private charitable arm. Through our community relations efforts, we have helped more than 6,000 organizations in 2,000 communities across 27 countries.

Competition

We compete with a variety of online and traditional retailers, dealers and distributors in the highly competitive office products market. We compete in most of our geographic markets with other high-volume office supply providers, including Office Depot, OfficeMax and Lyreco, as well as mass merchants such as Walmart, Target and Tesco, warehouse clubs such as Costco, computer and electronics retail stores such as Best Buy, specialty technology stores such as Apple, copy and print businesses such as FedEx Office, online retailers such as Amazon.com and other discount retailers. In addition, our retail stores and delivery operations both compete with numerous mail order firms, contract stationers, electronic commerce distributors, regional and local dealers and direct manufacturers. Many of our competitors have increased their presence in our markets in recent years.

We believe we are able to compete favorably against other high-volume office supply providers, mass merchants and other retailers, dealers and distributors because of the following factors: our focus on the business and home office customer; our tenured management team's ability to respond to the dynamic markets in which we operate and the changing needs of our customers; courteous, helpful and knowledgeable associates focused on making it easy for customers to buy office products and services; a wide assortment of office supplies and services that are in-stock and easy to find; fast checkout; easy to use web sites; reliability and speed of order shipment; convenient store locations; hassle-free returns and competitive prices.

Trademarks, Patents, Copyrights and Domain Names

We own or have applied to register numerous trademarks and service marks in the United States and throughout the world in connection with our businesses. Some of our principal global and regional marks include Staples, the Staples red brick logo, Staples the Office Superstore, the Easy Button logo, "that was easy", Staples EasyTech, Quill.com, Corporate Express, Sustainable Earth by Staples and many other marks incorporating "Staples" or another primary mark, which in the aggregate we consider to be of material importance to our business. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

We own and maintain a number of patents on certain products, systems and designs. We also own copyrights for works such as packaging, training materials, promotional materials, computer software, in-store graphics, website content and multi-media. In addition, we have registered and maintain numerous Internet domain names, including many that incorporate "Staples."

Available Information

We maintain a web site with the address www.staples.com. We are not including the information contained on our web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC").

We were organized in 1985 and are incorporated in Delaware.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, their respective ages and positions as of February 27, 2012 and a description of their business experience are set forth below. There are no family relationships among any of the executive officers named below.

Joseph G. Doody, age 59

Mr. Doody has served as President—Staples North American Delivery since March 2002. Prior to that, he served as President—Staples Contract & Commercial from November 1998, when he first joined Staples, until March 2002.

Christine T. Komola, age 44

Ms. Komola has served as Senior Vice President and Chief Financial Officer since February 2012. Prior to that, she served as the Senior Vice President and Corporate Controller from July 2004 to January 2012. She also served as the Senior Vice President, General Merchandise Manager for furniture from January 2002 to July 2004. She has also held other roles within Staples since joining in April 1997, including Assistant Controller, Vice President of Planning, Margin and Control and Chief Financial Officer of Staples.com.

John J. Mahoney, age 60

Mr. Mahoney has served as Vice Chairman since February 2012. Prior to that, he served as our Vice Chairman and Chief Financial Officer from January 2006 to January 2012. He also served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer from October 1997 to January 2006, and as Executive Vice President and Chief Financial Officer from September 1996, when he first joined Staples, to October 1997.

Michael A. Miles, age 50

Mr. Miles has served as President and Chief Operating Officer since January 2006. Prior to that, he served as Chief Operating Officer since September 2003. Prior to joining Staples in September 2003, Mr. Miles was Chief Operating Officer, Pizza Hut for Yum! Brands, Inc. from January 2000 to August 2003.

Demos Parneros, age 49

Mr. Parneros has served as President—U.S. Stores since April 2002. Prior to that, he served in various capacities since joining Staples in October 1987, including Senior Vice President of Operations from March 1999 to March 2002 and Vice President of Operations from October 1996 to February 1999.

Cynthia Pevehouse, age 54

Ms. Pevehouse has served as our Senior Vice President, General Counsel and Secretary since January 2012. Prior to that, she served as Senior Counsel at the international law firm Steptoe & Johnson LLP from March 2010 to December 2011. She also served as Executive Vice President and General Counsel of Allianz of America Corporation from January 2006 to March 2009. Prior to that, she served as General Counsel at Polycom, Inc. from January 2003 to October 2005 and Ask Jeeves, Inc. from January 2000 to December 2002.

Ronald L. Sargent, age 56

Mr. Sargent has served as Chairman since March 2005, as Chief Executive Officer since February 2002 and as a Director since 1999. Prior to that, he served in various capacities since joining Staples in March 1989, including President from November 1998 to January 2006, Chief Operating Officer from November 1998 to February 2002, President—North American Operations from October 1997 to November 1998, and President—Staples Contract & Commercial from June 1994 to October 1997.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and, in particular, the description of our Business set forth in Item 1 and our Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Appendix B ("MD&A") contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 ("the Exchange Act").

Any statements contained in or incorporated by reference into this report that are not statements of historical fact should be considered forward-looking statements. You can identify these forward-looking statements by use of the words like "believes," "expects," "anticipates," "plans," "may," "will," "would," "intends," "estimates" and other similar expressions, whether in the

negative or affirmative. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management's beliefs and assumptions and should be read in conjunction with our MD&A and our consolidated financial statements and notes to consolidated financial statements included in Appendix C. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in the forward-looking statements made. There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. These risks and uncertainties include, without limitation, those set forth below under the heading "Risk Factors" as well as risks that emerge from time to time that are not possible for us to predict. Forward-looking statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated). We disclaim any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Item 1A. Risk Factors

Global economic conditions could adversely affect our business and financial performance.

As the world's leading office products company operating in 26 countries, our operating results and performance depend significantly on worldwide economic conditions and their impact on business and consumer spending. Increases in the levels of unemployment, particularly white collar unemployment, energy and commodities costs, healthcare costs, higher interest rates and taxes, a return to tighter credit markets, consumer credit availability, turmoil in the financial markets (including recent events in the European Union), lower consumer confidence, lack of small business formation and other factors could result in a decline in business and consumer spending. Although there has been some improvement in some of these measures, the level of business and consumer spending across the globe is not where it was prior to the global recession. Our business and financial performance may continue to be adversely affected by current and future economic conditions if there is a renewed decline in business and consumer spending or such spending remains stagnant.

Our market is highly competitive and we may not be able to continue to compete successfully.

The office supply and services market is highly competitive. We compete with a variety of local, regional, national and international retailers and online and traditional retailers, dealers and distributors for customers, associates, locations, products, services, and other important aspects of our business. In most of our geographic markets, we compete with other high-volume office supply providers such as Office Depot, OfficeMax and Lyreco, as well as mass merchants such as Walmart, Target and Tesco, warehouse clubs such as Costco, computer and electronics retail stores such as Best Buy, specialty technology stores such as Apple, copy and print businesses such as FedEx Office, online retailers such as Amazon.com, and other discount retailers. We also compete with numerous mail order firms, contract stationer businesses, electronic commerce distributors, regional and local dealers and direct manufacturers. Some of our current and potential competitors are larger than we are, may have more experience in selling certain products or delivering services or may have substantially greater financial resources. Also, many of our competitors have increased their presence in our markets in recent years by expanding their assortment of office products and services, opening new stores near our existing stores, and offering direct delivery of office products. Intense competitive pressures from one or more of our competitors could affect prices or demand for our products and services. If we are unable to timely and appropriately respond to these competitive pressures, or offer the appropriate mix of products and services at competitive prices, our financial performance and market share could be adversely affected.

If the products and services that we offer fail to meet our customer needs, our performance could be adversely affected.

We strive to differentiate ourselves from our competitors in part by executing our brand promise: *we bring easy to your office*. This involves providing our customers with solutions through a broad selection of products and services at competitive prices that meet customers' changing needs and purchasing habits. For example, technology has rapidly changed how people work and conduct business, which impacts the types of office products being purchased and the services needed by businesses and consumers. We offer, among other things, convenient store locations, helpful associates and reliable and fast order delivery. If we misjudge either the demand for products and services we sell or our customers' purchasing habits and tastes, we may be faced with excess inventories of some products or missed opportunities for products and services we do not offer. Failure to execute on our brand promise of providing the products and services preferred by our customers could have a material adverse affect on our revenue, results of operations and ability to attract and retain customers.

We may be unable to continue to enter new markets successfully.

An important part of our business plan is to increase our presence in new markets, which could include providing new products and service offerings or adding delivery operations or stores in new geographic markets. We may have limited experience in these newer markets such as technology services, and such offerings may present new and difficult challenges. For example,

when entering a new geographic market customers may not be familiar with our brand or our competitors may have a larger, more established market presence. Our sales or profit levels in newer activities thus may not be successful enough to recoup our investments in them and may reduce our overall profitability. In addition, for our strategy to be successful, we must identify favorable store sites, negotiate leases on acceptable terms, hire and train qualified associates and adapt management and operational systems to meet the needs of our expanded operations. Local zoning and other land use regulations may prevent or delay the opening of new stores in some markets. If we are unable to open new stores as efficiently as we planned, our future sales and profits may be adversely affected.

Our expanding international operations expose us to risks inherent in foreign operations.

We currently operate in 25 countries outside the United States and plan to continue to grow internationally. In certain international market segments, we may not benefit from any first-to-market advantages or otherwise succeed. Cultural differences abroad and local practices of conducting business may conflict with our own business practices and ethics standards. Ensuring compliance with foreign and U.S. laws and our own policies may require that we implement new operational systems and financial controls, conduct audits or internal investigations, train our associates and third parties on our existing compliance methods, and take other actions, all of which may be expensive, divert management's time and impact our operations. There are also different employee/employer relationships and in some cases the existence of workers' councils that may delay or impact the implementation of some of these operational systems. In addition, differences in business practices in our international markets may cause customers to be less receptive to our business model than we expect.

Risks inherent in international operations also include, among others, the costs and difficulties of managing international operations, adverse tax consequences and greater difficulty in enforcing intellectual property rights. Other factors that may also have an adverse impact on our international operations include limitations on the repatriation and investment of funds, foreign currency exchange restrictions, complex import and export schemes, increased local competition, our lack of familiarity with local customer preferences, unfavorable foreign trade policies, unstable political or economic conditions, and geopolitical events, including war and terrorism.

Failure to manage growth and continue to expand our operations successfully could adversely affect our financial results.

Our business has experienced significant historical growth over the years, and we expect our business to continue to grow organically and through strategic acquisitions. Sales of our products and services, the types of our customers, the nature of our contracts, the mix of our businesses, the number of countries in which we conduct business, the number of stores that we operate and the number of our associates have grown and changed, and we expect they will continue to grow and change over the long-term. This growth places significant demands on management and operational systems. If we cannot effectively manage our growth, it is likely to result in operational inefficiencies and ineffective management of our business thus negatively impacting our operating results. In addition, as we grow, our business is subject to a wider array of complex state, federal and international regulations, and may be increasingly the target of private actions. This increases the cost of doing business and the risk that our business practices could unknowingly result in liabilities that may adversely affect our business and financial performance. To the extent we grow through strategic acquisitions, our success will depend on selecting the appropriate targets, integrating such acquisitions quickly and effectively and realizing any expected synergies and cost savings related to such acquisitions.

Our effective tax rate may fluctuate.

We are a multi-national, multi-channel provider of office products and services. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. Our effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of our income, any agreements we may have with taxing authorities in various jurisdictions, changes in the laws and the tax filing positions we take in various jurisdictions. We base our estimate of an effective tax rate at any given point in time upon a calculated mix of the tax rates applicable to our company and to estimates of the amount of business likely to be done in any given jurisdiction. The loss of one or more agreements with taxing jurisdictions, a change in the mix of our business from year to year and from country to country, changes in rules related to accounting for income taxes, adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, or changes in tax laws in any of the multiple jurisdictions in which we operate could result in an unfavorable change in our effective tax rate which could have an adverse effect on our business and results of our operations.

Fluctuations in foreign exchange rates could lead to lower earnings.

As we have expanded our international operations, our exposure to exchange rate fluctuations has increased. Sales from our delivery operations and stores outside the U.S. are denominated in the currency of the country in which these operations or stores

are located and changes in foreign exchange rates affect the translation of the sales and earnings of these businesses into U.S. dollars for financial reporting purposes. Additionally, merchandising agreements may also be denominated in the currency of the country where the vendor resides. Although we attempt to mitigate such risks by sometimes entering into foreign exchange hedges or utilizing risk management strategies, such hedges and strategies themselves present some risk and thus may not be entirely successful in mitigating the risk.

We may be unable to attract, train, engage and retain qualified associates.

Our customers value courteous and knowledgeable associates, and an important part of our "Easy" brand strategy is a positive customer service experience. Accordingly, our performance depends on attracting, training, engaging and retaining a large number of qualified associates. We face intense competition for qualified associates. We face even tighter labor markets as we expand into emerging markets such as India and China. Many of our associates, particularly in retail stores, are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the workforce, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and the cost of compliance with labor and wage laws and regulations. If we are unable to attract, train, engage and retain a sufficient number of qualified associates, our business and financial performance may be adversely affected.

Our quarterly operating results are subject to significant fluctuation.

Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Historically, sales and profitability are generally stronger in the second half of our fiscal year than the first half of our fiscal year due in part to back-to-school, holiday and back-to-business seasons. Factors that could also cause these quarterly fluctuations include: the mix of products sold; pricing actions of competitors; the level of advertising and promotional expenses; the outcome of legal proceedings; severe weather; consumer confidence; and the other risk factors described in this section. Most of our operating expenses, such as occupancy costs and associate salaries, do not vary directly with the amount of sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations, we may not proportionately reduce operating expenses for that quarter, and therefore such a sales shortfall would have a disproportionate effect on our net income for the quarter.

If we are unable to manage our debt, it could materially harm our business and financial condition and restrict our operating flexibility.

We have long-term debt and debt service requirements, with $1.5 billion 9.75% notes due in January 2014 and $325 million 7.375% notes due in October 2012. Additionally, we have outstanding obligations under our local lines of credit. Our consolidated outstanding debt as of January 28, 2012 was $2.04 billion. If we are unable to satisfy our debt service requirements, we may default under one or more of our credit facilities or the indentures governing our notes. If we default or breach our obligations, we could be required to pay a higher rate of interest or lenders could require us to accelerate our repayment obligations. As a result, we may be forced to use an unplanned portion of cash flows to pay our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, which could materially harm our business and financial condition. Our level of indebtedness may also place us at a competitive disadvantage against less leveraged competitors.

We could incur significant goodwill impairment charges.

At January 28, 2012, we had $4.0 billion of goodwill on our balance sheet. We evaluate goodwill for impairment annually in the fourth quarter, or sooner if events occur or circumstances change that indicate potential impairment. Certain factors, including consumer spending levels, industry and macroeconomic conditions, the price of our stock and the future profitability of our acquired businesses might have a negative impact on the carrying value of our goodwill. The process of testing goodwill for impairment involves numerous judgments, assumptions and estimates made by management which inherently reflect a high degree of uncertainty. If the business climate deteriorates, or if we fail to manage acquired companies successfully, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill may become impaired. This would in turn have an adverse impact on our financial position and results of operations. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all reporting units to our total market capitalization. Therefore, a significant and sustained decline in our stock price could result in goodwill impairment charges.

Our expanded offering of proprietary branded products may not improve our financial performance and may expose us to intellectual property and product liability claims.

Our product offering includes Staples, Quill and other proprietary branded products and services, which represented

approximately 27% of our sales in fiscal 2011 and which typically provide for higher margins. Our proprietary branded products compete with other manufacturers' branded items that we offer. An increase in our proprietary branded product and services also exposes us to risk that third parties will assert infringement claims against us with respect to such products and services. We also have greater exposure and responsibility to the consumer for replacements as a result of product defects. If any of our customers are harmed by our proprietary branded products or services, they may bring product liability and other claims against us or we may have to issue voluntary or mandatory recalls. The more proprietary brand product and services we offer, the more these risks increase. A loss of consumer acceptance of these products could also adversely affect our sales and gross margin rates. Any of these circumstances could damage our reputation and have an adverse effect on our business and financial performance.

Problems in our information systems and technologies may disrupt our operations.

We rely heavily on various information systems and technology to sell and deliver our products and services and operate our business, including systems to track inventory, to process and record transactions, to generate financial reports and to communicate with our associates, vendors and customers. Our ability to attract and retain customers, compete and operate effectively depends in part on a consistent, secure and easy to use technology infrastructure with reliable back-up systems. Any disruption to the Internet or our technology infrastructure, including a disruption affecting our web sites and information systems, may cause a decline in our customer satisfaction, jeopardize accurate financial reporting, impact our sales volumes or result in increased costs. We may also outsource our information technology to third parties. Although we continue to invest in our technology, if we are unable to continually add software and hardware, effectively manage or upgrade our systems and network infrastructure, and develop effective system availability, disaster recovery plans and protection solutions, our business could be disrupted thus subjecting us to liability and potentially harming our reputation.

In addition, we will periodically make modifications and upgrades to our information technology systems and technology. Some of these modifications and upgrades will be outsourced to third parties. Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. Although we make a diligent effort to ensure that all providers of outsourced services observe proper internal control practices and procedures, we cannot assure that failures will not occur. We are aware of inherent risks associated with replacing our systems, including accurately capturing data, system disruptions and outsourcing to third parties. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

Compromises of our information systems or unauthorized access to confidential information or our customers' or associates' personal information may materially harm our business or damage our reputation.

Through our sales and marketing activities and our business operations, we collect and store confidential information and certain personal information from our customers and associates. For example, we handle, collect and store personal information in connection with our customers purchasing products or services, enrolling in our promotional or rewards programs, registering on our web site or otherwise communicating or interacting with us. We also process payment card information and check information. In addition, in the normal course of business, we gather and retain personal information about our associates and generate and have access to confidential business information. We may share confidential and personal information with vendors or other third parties in connection with processing of transactions, operating certain aspects of our business or for marketing purposes. Although we have taken steps designed to safeguard such information, there can be no assurance that such information will be protected against unauthorized access or disclosure. Computer hackers may attempt to penetrate our or our vendors' network security and, if successful, misappropriate such information. A Staples associate, contractor or other third-party with whom we do business may also attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. We could be subject to liability for failure to comply with privacy and information security laws, for failing to protect personal information, or for misusing personal information, such as use of such information for an unauthorized marketing purpose. Loss or misuse of confidential or personal information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by the actions of and risks associated with third-party vendors and service providers.

The products we sell are sourced from a wide variety of third-party vendors. In general, we do not have long-term contracts with these vendors committing them to provide products to us on acceptable terms. For example, we derive benefits from vendor allowances and promotional incentives which may not be offered in the future. We also cannot control the supply, design, function or cost of many of the products that we offer for sale and are dependent on the availability and pricing of key products, including paper, ink, toner, technology and printing equipment. Some of the products we offer are supplied to us on an exclusive basis and may be difficult to replace in a timely manner. Additionally, we may not be able to source products that we want to offer for sale on acceptable terms, or at all. Disruptions in the availability of raw materials used in the production of these products, or quality

issues that cause us to initiate voluntary or mandatory recalls for proprietary products we sell, may result in customer dissatisfaction, damage our reputation and adversely affect our sales.

Global sourcing of many of the products we sell is an important factor in our financial performance. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside the United States. Political instability, the financial instability of suppliers, trade restrictions, tariffs, foreign currency exchange rates, transport capacity and costs, inflation and other factors relating to foreign trade are beyond our control. We also rely upon many independent service providers for services that are important to many aspects of our business. If our vendors or service providers fail or are unable to perform as expected and we are unable to replace them quickly, our business could be harmed at least temporarily until we are able to do so and potentially, in some cases, permanently. These and other issues affecting our vendors and service providers could adversely affect our reputation, business and financial performance.

Various legal proceedings may adversely affect our business and financial performance.

We are involved in various private legal proceedings, which include consumer, employment, intellectual property, tort and other litigation. As our workforce expands, we are subject to potentially increasing challenges by private litigants regarding compliance with local, state and national labor regulations, whether meritorious or not. In addition, companies have increasingly been subject to employment related class action litigation, and we have experienced an increase in "wage and hour" class action lawsuits. We expect that these trends will continue to affect us. As our operations grow, we are also subject to claims that the technology we use or the products we sell infringe intellectual property rights of third parties. Such claims, whether meritorious or not, involve significant managerial resources and can become costly. Generally, we have indemnification protections in our agreements which our vendors or licensors have typically honored; however, there are no assurances that such vendors or licensors will continue to do so in the future. We estimate exposure and establish reserves for our estimated liabilities, however, litigation is inherently unpredictable and the outcome of legal proceedings and other contingencies could be unexpected and require us to pay substantial amounts of money or take actions that adversely affect our operations. In addition, defending against these claims may involve significant time and expense. Given the large size of our operations and workforce, the visibility of our brand and our position as an industry leader, we may regularly be involved in legal proceedings that could adversely affect our business and financial performance.

Failure to comply with laws, rules and regulations could negatively affect our business operations and financial performance.

Our business is subject to federal, state, local and international laws, rules and regulations, such as state and local wage and hour laws, the U.S. Foreign Corrupt Practices Act, import and export laws, unclaimed property laws and many others. The complexity of the regulatory environment in which we operate and the related cost of compliance are both increasing due to legal and regulatory requirements, increased enforcement and our ongoing expansion into new markets and new channels. In addition, as a result of operating in multiple countries, we must comply with multiple foreign laws and regulations that may differ substantially from country to country and may conflict with corresponding U.S. laws and regulations. We may also be subject to investigations or audits by governmental authorities and regulatory agencies, which can occur in the ordinary course of business or which can result from increased scrutiny from a particular agency towards an industry, country or practice. If we fail to comply with laws, rules and regulations or the manner in which they are interpreted or applied, we may be subject to government enforcement action, class action litigation or other litigation, damage to our reputation, civil and criminal liability, damages, fines and penalties, and increased cost of regulatory compliance, any of which could adversely affect our results of operations and financial performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of January 28, 2012, we operated a total of 2,295 retail stores in 48 states and the District of Columbia in the United States, 10 provinces and 2 territories in Canada, and in Belgium, Finland, Germany, the Netherlands, Norway, Portugal, Sweden, the United Kingdom, China, Argentina and Australia. As of that same date, we also operated 124 distribution and fulfillment centers in 29 states in the United States, 7 provinces in Canada, and in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, the United Kingdom, China, Argentina, Brazil and Australia. The following table sets forth the locations of our facilities as of January 28, 2012:

RETAIL STORES

Country/State/Province/Region/Territory	Number of Stores
United States	
Alabama	12
Arizona	43
Arkansas	8
California	221
Colorado	20
Connecticut	39
Delaware	7
District of Columbia	2
Florida	101
Georgia	39
Idaho	8
Illinois	54
Indiana	30
Iowa	16
Kansas	4
Kentucky	17
Louisiana	1
Maine	12
Maryland	44
Massachusetts	76
Michigan	42
Minnesota	7
Mississippi	2
Missouri	11
Montana	8
Nebraska	5
Nevada	7
New Hampshire	23
New Jersey	89
New Mexico	11
New York	142
North Carolina	50
North Dakota	2
Ohio	63
Oklahoma	18
Oregon	21
Pennsylvania	95
Rhode Island	10

South Carolina	21
South Dakota	1
Tennessee	23
Texas	60
Utah	14
Vermont	7
Virginia	45
Washington	31
West Virginia	6
Wisconsin	11
Wyoming	4
Total United States	**1,583**
Canada	
Alberta	37
British Columbia	42
Manitoba	10
New Brunswick	10
Newfoundland	4
Nova Scotia	14
Northwest Territories	1
Ontario	132
Prince Edward Island	2
Quebec	71
Saskatchewan	10
Yukon	1
Total Canada	**334**
Belgium	6
Finland	7
Germany	62
The Netherlands	46
Norway	21
Portugal	35
Sweden	17
United Kingdom	137
China	28
Argentina	2
Australia	17
	2,295

DISTRIBUTION AND FULFILLMENT CENTERS

Country/State/Province/Region/Territory	Number of Centers
United States	
Arizona	2
Alaska	1
California	7
Colorado	1
Connecticut	2
Delaware	1
Florida	1
Georgia	2
Idaho	1
Illinois	3
Indiana	1
Iowa	2
Kansas	1
Maryland	2
Massachusetts	2
Michigan	1
Minnesota	2
New Jersey	2
New York	2
North Carolina	2
Ohio	2
Oregon	3
Pennsylvania	2
South Carolina	1
Tennessee	1
Texas	5
Virginia	1
Washington	1
Wisconsin	2
Total United States	56
Canada	
Alberta	3
British Columbia	2
Manitoba	1
New Foundland	1
Nova Scotia	2
Ontario	3
Quebec	2
Total Canada	14
Austria	1
Belgium	2
Denmark	2
Finland	1
France	2

Germany	2
Ireland	2
Italy	1
The Netherlands	1
Norway	3
Poland	1
Portugal	1
Spain	1
Sweden	1
United Kingdom	4
China	4
Argentina	1
Brazil	1
Australia	23
	124

Most of the existing facilities, including those acquired in connection with our acquisition of Corporate Express, are leased by us with initial lease terms expiring between 2012 and 2026. In most instances, we have renewal options at increased rents. Leases for 156 of the existing stores provide for contingent rent based upon sales.

We own our Framingham, Massachusetts corporate office, which consists of approximately 650,000 square feet.

Item 3. Legal Proceedings

We are subject to ordinary routine litigation incidental to our business. We do not believe the results of such litigation will have a material adverse effect on our business. See Note H of the Notes to our Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

NASDAQ

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SPLS". The following table sets forth for the periods indicated the high and low sales prices per share of our common stock on the NASDAQ Global Select Market, as reported by NASDAQ.

	High	Low
Fiscal Year Ended January 28, 2012		
First Quarter	$ 22.95	$ 19.22
Second Quarter	21.50	14.75
Third Quarter	16.11	11.94
Fourth Quarter	16.34	13.68
Fiscal Year Ended January 29, 2011		
First Quarter	$ 26.00	$ 22.00
Second Quarter	23.97	18.82
Third Quarter	21.25	17.45
Fourth Quarter	23.75	19.96

Cash Dividend

Since 2004, we have returned cash to our stockholders through a cash dividend. We paid quarterly dividends of $0.10 per share on April 14, 2011, July 14, 2011, October 13, 2011 and January 12, 2012, resulting in a total dividend payment for 2011 of $277.9 million or $0.40 per share. We paid quarterly dividends of $0.09 per share on April 15, 2010, July 15, 2010, October 24, 2010 and January 13, 2011, resulting in a total dividend payment for 2010 of $258.7 million or $0.36 per share.

Our payment of dividends is permitted under our public notes and existing financing agreements, although our revolving credit agreement restricts the payment of dividends in the event we are in default under such agreement or such payout would cause a default under such agreement. While it is our intention to continue to pay quarterly cash dividends for 2012 and beyond, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on Staples' common stock, the Standard & Poor's 500 Index and the Standard & Poor's Retail Index during our 2007 through 2011 fiscal years, assuming the investment of $100.00 on February 3, 2007 with dividends being reinvested.



TOTAL RETURN TO STOCKHOLDERS

	3-Feb-07	2-Feb-08	31-Jan-09	30-Jan-10	29-Jan-11	28-Jan-12
Staples, Inc.	$ 100.00	$ 91.49	$ 61.82	$ 92.41	$ 89.40	$ 65.82
S&P 500 Index	$ 100.00	$ 97.69	$ 59.95	$ 79.82	$ 97.53	$ 101.64
S&P Retail Index	$ 100.00	$ 86.89	$ 55.42	$ 88.75	$ 113.80	$ 129.57

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our common stock during the fourth quarter of fiscal 2011:

Fiscal Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(3)
October 30, 2011 - November 26, 2011	2,714,398	$ 14.50	2,713,955	$ 1,392,698,000
November 27, 2011 - December 31, 2011	2,878,099	14.32	2,861,000	1,351,734,000
January 1, 2012 - January 28, 2012	2,294,119	15.16	2,258,707	1,317,495,000
Total for fourth quarter of 2011	7,886,616	$ 14.62	7,833,662	$ 1,317,495,000

(1) Includes a total of 52,954 shares of our common stock withheld during the fourth quarter of our 2011 fiscal year to satisfy minimum statutory tax withholding obligations in connection with the vesting of restricted stock awards granted pursuant to our equity incentive plans.

(2) Average price paid per share includes commissions paid in connection with our publicly announced share repurchase

17

programs and is rounded to the nearest two decimal places.

(3) Under our new repurchase program, we are authorized to repurchase up to $1.5 billion of common stock in both open market and privately negotiated transactions. Our repurchase program has no expiration date and may be suspended or discontinued at any time.

Other Information

For information regarding securities authorized for issuance under our equity compensation plans, please see Note J in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

At February 27, 2012, we had 5,184 holders of record of our common stock.

Item 6. Selected Financial Data

The information required by this Item is attached as *Appendix A*.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is attached as part of *Appendix B*.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by this Item is attached as part of *Appendix B* under the caption *"Quantitative and Qualitative Disclosures about Market Risks."*

Item 8. Financial Statements and Supplementary Data

The information required by this Item is attached as *Appendix C*.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

1. Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated, as of January 28, 2012, the effectiveness of the Company's disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of January 28, 2012, management, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level at that date.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted

accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Staples' internal control system was designed to provide reasonable assurance to the Company's management and Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Staples' internal controls over financial reporting as of January 28, 2012. In making this assessment, it used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we conclude that, as of January 28, 2012, the Company has maintained effective internal control over financial reporting based on those criteria.

The independent registered public accounting firm, Ernst & Young LLP, has audited the Consolidated Financial Statements and has issued an attestation report on Staples Inc.'s internal controls over financial reporting as of January 28, 2012 as stated in its reports which are included herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Staples, Inc.

We have audited Staples, Inc.'s internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Staples, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Staples, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Staples, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 28, 2012 of Staples, Inc. and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 29, 2012

(c) Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended January 28, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated herein by reference to the definitive proxy statement with respect to our 2012 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this Item will appear under the headings "Proposal 1—Election of Directors" and "Corporate Governance" in our Proxy Statement, which sections are incorporated herein by reference.

The information required by this Item pursuant to Item 405 of Regulation S-K will appear under the heading "Section 16 (a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics, which also applies to our directors and all of our officers and associates, can be found on our web site, which is located at www.staples.com, and is also an exhibit to this report. We intend to make all required disclosures concerning any amendments to or waivers from our code of ethics by filing a Form 8-K disclosing such waiver, or to the extent permitted by applicable NASDAQ regulations, by posting such information in the Investor Information section of our web site.

Item 11. Executive Compensation

The information required by this Item will appear under the headings "Corporate Governance", "Director Compensation", and "Executive Compensation" including "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement, which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will appear under the headings "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance under Equity Compensation Plans" in our Proxy Statement, which sections are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will appear under the headings "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, which sections are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will appear under the heading "Independent Registered Public Accounting Firm's Fees" in our Proxy Statement, which section is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Consolidated Financial Statements: The following financial statements and schedules of Staples, Inc. are included as *Appendix C* of this Report:

1. *Financial Statements.*

- Consolidated Balance Sheets—January 28, 2012 and January 29, 2011.

- Consolidated Statements of Income—Fiscal years ended January 28, 2012, January 29, 2011 and January 30, 2010.
- Consolidated Statements of Stockholders' Equity—Fiscal years ended January 28, 2012, January 29, 2011 and January 30, 2010.
- Consolidated Statements of Cash Flows—Fiscal years ended January 28, 2012, January 29, 2011 and January 30, 2010.
- Notes to Consolidated Financial Statements.

2.   *Financial Statement Schedules.*

- Schedule II—Valuation and Qualifying Accounts.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission other than the one listed above are not required under the related instructions or are not applicable and, therefore, have been omitted.

3.   *Exhibits.*   The exhibits which are filed or furnished with this report or which are incorporated herein by reference are set forth in the Exhibit Index on page D-1, which is incorporated herein by reference.

<center>**Signatures**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 29, 2012.


STAPLES, INC.

By: /s/ RONALD L. SARGENT
_____

Ronald L. Sargent,
*Chairman of the Board and Chief Executive
Officer
(Principal Executive Officer)*


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<center>23</center>

Signature	Capacity	Date
/s/ RONALD L. SARGENT Ronald L. Sargent	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/s/ BASIL L. ANDERSON Basil L. Anderson	Director	February 29, 2012
/s/ ARTHUR M. BLANK Arthur M. Blank	Director	February 29, 2012
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director	February 29, 2012
/s/ JUSTIN KING Justin King	Director	February 29, 2012
/s/ CAROL MEYROWITZ Carol Meyrowitz	Director	February 29, 2012
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Director	February 29, 2012
/s/ ROBERT C. NAKASONE Robert C. Nakasone	Director	February 29, 2012
/s/ ELIZABETH A. SMITH Elizabeth A. Smith	Director	February 29, 2012
/s/ ROBERT E. SULENTIC Robert E. Sulentic	Director	February 29, 2012
/s/ VIJAY VISHWANATH Vijay Vishwanath	Director	February 29, 2012
/s/ PAUL F. WALSH Paul F. Walsh	Director	February 29, 2012
/s/ CHRISTINE T. KOMOLA Christine T. Komola	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 29, 2012

STAPLES, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollar Amounts in Thousands, Except Per Share Data)

	Fiscal Year Ended				
	January 28, 2012 (1) (52 Weeks)	January 29, 2011(2) (52 weeks)	January 30, 2010(3) (52 weeks)	January 31, 2009(4) (52 weeks)	February 2, 2008(5) (52 weeks)
Statement of Income Data:					
Sales	$ 25,022,192	$ 24,545,113	$ 24,275,451	$ 23,083,775	$ 19,372,682
Gross profit	6,741,828	6,606,155	6,473,903	6,246,936	5,550,671
Net income attributed to Staples, Inc.	984,656	881,948	738,671	805,264	995,670
Basic earnings per common share	1.42	1.23	1.04	1.15	1.41
Diluted earnings per common share	1.40	1.21	1.02	1.13	1.38
Dividends	$ 0.40	$ 0.36	$ 0.33	$ 0.33	$ 0.29
Statistical Data:					
Stores open at end of period	2,295	2,281	2,243	2,218	2,038
Balance Sheet Data:					
Working capital	$ 2,216,542	$ 2,174,574	$ 2,392,448	$ 951,704	$ 1,945,484
Total assets	13,430,622	13,911,667	13,717,334	13,073,055	9,036,344
Total long-term debt, less current portion	1,599,037	2,014,407	2,500,329	1,968,928	342,169
Noncontrolling interest	7,062	7,471	83,054	58,224	10,227
Stockholders' equity	$ 7,022,213	$ 6,951,181	$ 6,854,940	$ 5,622,431	$ 5,728,234

The Company's fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31. Results of operations include the results of acquired businesses since the relevant acquisition date.

(1) Results of operations for this period reflect the receipt of a $20.8 million tax benefit related to a refund due to Corporate Express N.V. ("Corporate Express") from the Italian government that was previously deemed uncollectible.

(2) Results of operations for this period reflect $57.8 million ($36.8 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express.

(3) Results of operations for this period reflect $84.2 million ($55.2 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express and a $42.0 million ($27.5 million, net of taxes) charge related to the settlement of retail wage and hour class action lawsuits.

(4) Results of operations for this period reflect $173.5 million ($113.7 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express. The results of Corporate Express have been included since its acquisition in July 2008.

(5) Results of operations for this period reflect a $38.0 million ($24.3 million, net of taxes) charge related to the settlement of California wage and hour class action litigation.

General

Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2011 ("2011") consisted of the 52 weeks ended January 28, 2012, fiscal year 2010 ("2010") consisted of the 52 weeks ended January 29, 2011 and fiscal year 2009 ("2009") consisted of the 52 weeks ended January 30, 2010.

Results of Operations

Major contributors to our 2011 results, as compared to the results for 2010, are reviewed in detail in the Consolidated Performance and Segment Performance discussions and are summarized below:

- On a consolidated basis, we generated $25.02 billion in sales, with sales growth of 1.9%;
- North American Delivery sales increased 2.1%, and the business unit income rate increased to 8.7% from 8.5%;
- North American Retail sales increased 1.4%, and the business unit income rate increased to 8.3% from 8.1%;
- International Operations sales increased 2.7%, while the business unit income rate decreased to 1.8% from 3.2%; and
- Our annual income tax rate was 32.6% compared to 34.5%.

To drive our long-term success, we continue to invest in strategic initiatives, including technology products and services, copy and print services, and facilities and breakroom supplies, while maintaining our focus on customer service and expense control. Our results for 2011 reflect our investments in these initiatives.

Outlook

Our expectations for 2012 assume modest improvement in the U.S. economy and that international demand will remain soft, primarily in our European markets. We expect demand for core office supplies to move in line with these trends. To accelerate our growth, we will continue to invest in adjacent categories to meet additional customer needs. These include technology products and services, copy and print services and facilities and breakroom supplies. We expect to continue to experience growth in these areas in 2012 and to benefit from continued strong demand for technology products. We also plan to improve our execution in our International segment during 2012 by controlling costs, leveraging new leadership and by focusing on the product and service offerings that have yielded success in North America.

In 2011, earnings per diluted share was $1.40 on a U.S. GAAP basis and $1.37 on a non-GAAP basis, which excludes the $0.03 per share impact of a $20.8 million tax refund received from the Italian government (see the non-GAAP reconciliation table on page B-2). Including the impact of the 53rd week in 2012, we expect sales to increase in the low single-digits compared to 2011, and earnings per diluted share to grow in the high single-digits relative to non-GAAP earnings per diluted share in 2011.

As with all forward looking statements made in this Annual Report on Form 10-K, we do not intend to publicly update any of the forward looking statements above.

Non-GAAP Measures

In our outlook above and in our analysis of the results of operations below, we have referred to non-GAAP financial measures related to net income and earnings per share which reflect adjustments to exclude the impact of a tax refund received in 2011, integration and restructuring costs in 2010 and 2009, and costs associated with a legal settlement in 2009. We believe these non-GAAP financial measures better enable management and investors to understand and analyze our performance by providing meaningful information relevant to events of a non-recurring nature that impact the comparability of underlying business results from period to period. However, these supplemental measures should be considered in addition to, and not as a substitute for or superior to, the related measures that are determined in accordance with GAAP. Reconciliations of the non-GAAP measures to their corresponding GAAP measures are included in the analysis of our consolidated performance below.

Consolidated Performance

2011 Compared with 2010

Net income attributed to Staples, Inc. for 2011 was $984.7 million or $1.40 per diluted share compared to $881.9 million or $1.21 per diluted share for 2010. Our results for 2011 include the receipt of a $20.8 million refund from the Italian government related to an overpayment of income taxes in previous years. Our results for 2010 include $36.8 million in integration and restructuring costs, net of tax.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

A reconciliation of net income adjusted to remove these items is shown below (amounts in thousands, except per share data):

	2011		2010	
	Net income	Per Diluted Share	Net income	Per Diluted Share
Net income as reported	$ 984,656	$ 1.40	$ 881,948	$ 1.21
Adjustments, net of taxes:				
Integration and restructuring costs (1)(2)	—	—	36,780	0.06
Tax refund	(20,800)	(0.03)	—	—
Non-GAAP adjusted net income	$ 963,856	$ 1.37	$ 918,728	$ 1.27

(1) The tax effect of the 2010 adjustment is based on our 2010 effective tax rate of 34.5%.
(2) See Note A to the Notes to the Consolidated Financial Statements.

Sales: Sales for 2011 were $25.02 billion, an increase of 1.9% from 2010. Our sales growth for 2011 reflects the positive impact of foreign exchange rates of $419.9 million and, to a lesser extent, growth in our North American Delivery business, partially offset by a decrease in comparable store sales in our European retail businesses.

Gross Profit: Gross profit as a percentage of sales was 26.9% for both 2011 and 2010. Gross profit increased in North American Retail as a result of improved product margins, offset by higher fuel costs in our North American Delivery and International Operations.

Selling, General and Administrative Expenses: Selling, general and administrative expenses as a percentage of sales for 2011 were 20.2% compared to 20.0% for 2010. This increase reflects investments in labor to support growth initiatives and deleverage in international fixed costs, partially offset by reduced incentive compensation and lower depreciation.

Amortization of Intangibles: Amortization of intangibles was $64.9 million for 2011 compared to $61.7 million for 2010, primarily reflecting the amortization of Corporate Express related tradenames, customer relationships and noncompetition agreements. Amortization of intangibles resulting from our acquisition of Corporate Express was $53.1 million for 2011 compared to $50.1 million for 2010.

Interest Income: Interest income decreased to $7.6 million for 2011 from $7.7 million for 2010. This decrease was primarily due to a decrease in our worldwide weighted-average cash balances and a slight decrease in U.S. interest rates, mostly offset by an increase in foreign interest rates.

Interest Expense: Interest expense decreased to $173.8 million for 2011 from $214.8 million for 2010. This decrease was primarily due to a reduction in debt balances resulting from the repayment of the $500 million, 7.75% Notes (the "April 2011 Notes") on April 1, 2011, the repayment or refinancing of certain debt and liquidity facilities and the positive impact of our interest rate swap agreements, slightly offset by an increase in foreign borrowings. We used interest rate swap agreements to convert a portion of our fixed rate debt obligations into variable rate obligations. In September 2011, we terminated all of our existing interest rate swap agreements. The interest rate swap agreements that were terminated reduced interest expense by $26.3 million in 2011 and by $25.2 million for 2010.

Other Expense: Other expense was $3.1 million for 2011 compared to $9.8 million for 2010. The expense in 2011 primarily reflects equity method losses related to a joint venture, partially offset by foreign exchange gains, while the amount in 2010 primarily related to foreign exchange losses.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

Income Taxes: Our effective tax rate was 32.6% for 2011 and 34.5% for 2010. A reconciliation of the federal statutory tax rate to our effective tax rate on historical net income is as follows:

	2011	2010
Federal statutory rate	35.0 %	35.0 %
State effective rate, net of federal benefit	2.6 %	3.3 %
Effect of foreign taxes	(4.6)%	(5.5)%
Tax credits	(0.5)%	(0.4)%
Italian tax refund (previously deemed uncollectible)	(1.4)%	— %
Other	1.5 %	2.1 %
Effective tax rate	32.6 %	34.5 %

The effective tax rate in any year is impacted by the geographic mix of earnings. The earnings generated primarily by Staples in Australia, Canada, Hong Kong and the Netherlands contribute to the foreign tax rate differential noted above. Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $896.6 million, net of the noncontrolling interest, because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

2010 Compared with 2009

Net income attributed to Staples, Inc. for 2010 was $881.9 million or $1.21 per diluted share compared to $738.7 million or $1.02 per diluted share for 2009. Our results for 2010 include integration and restructuring costs and our results for 2009 include integration and restructuring costs and a settlement for wage and hour class action lawsuits. A reconciliation of net income adjusted to remove these items, net of taxes, is shown below (amounts in thousands, except per share data):

	2010		2009	
	Net income	Per Diluted Share	Net Income	Per Diluted Share
Net income as reported	$ 881,948	$ 1.21	$ 738,671	$ 1.02
Adjustments, net of taxes:(1)				
Integration and restructuring costs(2)	36,780	0.06	55,180	0.08
Retail wage and hour settlement(3)	—	—	27,510	0.04
Non-GAAP adjusted net income	$ 918,728	$ 1.27	$ 821,361	$ 1.14

(1) The tax effect of all adjustments is based on the effective tax rate in effect for the period the expenses were incurred.
(2) See Note A to the Notes to the Consolidated Financial Statements.
(3) See Note H to the Notes to the Consolidated Financial Statements.

Sales: Sales for 2010 were $24.55 billion, an increase of 1.1% from 2009. Our sales growth for 2010 reflects the positive impact of foreign exchange rates of $222.1 million, growth in our North American Delivery business and, to a lesser extent, non-comparable store sales for stores opened in the last twelve months, partially offset by negative comparable store sales in North America and Europe, in part related to the impact of the inclement weather and resulting promotional activities late in the fourth quarter of 2010.

Gross Profit: Gross profit as a percentage of sales was 26.9% for 2010 compared to 26.7% for 2009. The increase in gross profit rate for 2010 was primarily driven by improvements in product margin and, to a lesser extent, supply chain efficiencies.

Selling, General and Administrative Expenses: Selling, general and administrative expenses were 20.0% of sales for 2010 compared to 20.2% for 2009. This decrease reflects the settlement of several retail wage and hour class action lawsuits in 2009, reduced stock-based compensation and lower retirement plan expenses, mostly offset by investments in growth initiatives, primarily labor.

Integration and Restructuring Costs: Integration and restructuring costs were $57.8 million for 2010 compared to $84.2 million for 2009. Integration and restructuring costs for 2010 included $37.6 million of consulting and other costs, $10.0 million for severance and retention, and $10.2 million for facility closures and other asset write-downs. Integration and restructuring costs for 2009 included $46.1 million of consulting and other costs, $30.5 million for severance and retention and $7.6 million for facility

B-3

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

closures and other asset write-downs.

Amortization of Intangibles: Amortization of intangibles was $61.7 million for 2010 compared to $100.1 million for 2009. Amortization expense reflects the amortization of certain tradenames, customer relationships and non-competition agreements. Amortization expense relating to intangibles resulting from our acquisition of Corporate Express was $50.1 million for 2010 compared to $69.1 million for 2009.

Interest Income: Interest income increased to $7.7 million for 2010 compared to $6.1 million for 2009. This increase was due to an increase in our average cash balance, partially offset by a reduction in interest rates.

Interest Expense: Interest expense decreased to $214.8 million for 2010 compared to $237.0 million for 2009. This decrease was primarily due to expenses recognized in 2009 related to fees associated with borrowings used to fund the acquisition of Corporate Express as well as the positive impact of our interest rate swap agreements. These positive changes partially offset the inclusion of interest on our April 2011 Notes, as defined below. Our interest rate swap agreements reduced interest expense by $25.2 million for 2010 compared to $8.2 million for 2009.

Other (Expense) Income: Other expense was $9.8 million for 2010. Other income was $4.5 million for 2009. These amounts primarily reflect foreign exchange gains and losses recorded in the respective periods.

Income Taxes: Our effective tax rate was 34.5% for 2010 and 2009. In the fourth quarter of fiscal 2010, The Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 ("The Tax Relief Act") was enacted, extending certain provisions in the Internal Revenue Code which allowed for the deferral of United States income tax on certain unremitted foreign earnings. Prior to the enactment of The Tax Relief Act, we had anticipated that our tax rate for fiscal 2010 would have been 37.5%.

A reconciliation of the federal statutory tax rate to our effective tax rate on historical net income was as follows:

	2010	2009
Federal statutory rate	35.0 %	35.0 %
State effective rate, net of federal benefit	3.3 %	2.9 %
Effect of foreign taxes	(5.5)%	(3.4)%
Tax credits	(0.4)%	(0.7)%
Other	2.1 %	0.7 %
Effective tax rate	34.5 %	34.5 %

The effective tax rate in any year is impacted by the geographic mix of earnings. The earnings generated primarily by Staples' entities in Australia, Canada, Hong Kong and the Netherlands contribute to the foreign tax rate differential noted above. Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $761.3 million, net of the noncontrolling interest, because such earnings are considered to be indefinitely reinvested in the business. A determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Segment Performance

We have three reportable segments: North American Delivery, North American Retail and International Operations. Our North American Delivery segment consists of the U.S. and Canadian businesses that sell and deliver office products and services directly to consumers and businesses and includes Staples Advantage, Staples.com and Quill.com. Our North American Retail segment consists of the U.S. and Canadian businesses that operate stores that sell office products and services. Our International Operations segment consists of businesses that operate stores and that sell and deliver office products and services directly to consumers and businesses in 24 countries in Europe, Australia, South America and Asia. Additional geographic information about our sales is provided in Note N in the Notes to the Consolidated Financial Statements.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

The following tables provide a summary of our sales and business unit income by reportable segment and store activity for the last three fiscal years. Business unit income excludes integration and restructuring costs, stock-based compensation, interest and other expense, non-recurring items and the impact of changes in accounting principles (see reconciliation of total business unit income to consolidated income before income taxes in Note N in the Notes to the Consolidated Financial Statements):

	(Amounts in thousands)			2011 Increase From Prior Year	2010 Increase (Decrease) From Prior Year
Sales:	2011	2010	2009		
North American Delivery	$ 10,056,011	$ 9,849,218	$ 9,640,390	2.1%	2.2 %
North American Retail	9,660,847	9,529,757	9,364,190	1.4%	1.8 %
International Operations	5,305,334	5,166,138	5,270,871	2.7%	(2.0)%
Total segment sales	$ 25,022,192	$ 24,545,113	$ 24,275,451	1.9%	1.1 %

	(Amounts in thousands)			2011 % of Sales	2010 % of Sales	2009 % of Sales
Business Unit Income:	2011	2010	2009			
North American Delivery	$ 877,867	$ 841,429	$ 786,723	8.7%	8.5%	8.2%
North American Retail	804,396	770,122	774,529	8.3%	8.1%	8.3%
International Operations	97,993	166,606	122,028	1.8%	3.2%	2.3%
Business unit income	$ 1,780,256	$ 1,778,157	$ 1,683,280	7.1%	7.2%	6.9%

Store Activity		Stores Open at Beginning of Period	Stores Acquired	Stores Opened	Stores Closed	Stores Open at End of Period
2010	North American Retail	1,871	—	41	12	1,900
2010	International Operations	372	9	12	12	381
2010	Total	2,243	9	53	24	2,281
2011	North American Retail	1,900	—	31	14	1,917
2011	International Operations	381	—	6	9	378
2011	Total	2,281	—	37	23	2,295

North American Delivery

2011 Compared with 2010

Sales increased 2.1% for 2011 compared to 2010. This increase was driven by organic sales growth, our fourth quarter 2010 Print South acquisition and, to a lesser extent, the positive impact of foreign exchange rates of $28.6 million. Our sales growth was favorably impacted by an increase in facilities and breakroom supplies, promotional products and technology products. This growth was partially offset by softness in paper and copier and fax cartridges.

Business unit income as a percentage of sales increased to 8.7% for 2011 from 8.5% for 2010, primarily driven by improved profitability in our facilities and breakroom and promotional products businesses in the U.S. and in our delivery businesses in Canada, as well as overall reduced incentive compensation. This was partially offset by investments in labor to support growth initiatives, investments in website development and other information systems and higher fuel costs.

2010 Compared with 2009

Sales increased 2.2% for 2010 compared to 2009. This increase was driven by our customer acquisition and retention efforts. This was most notable in our Contract businesses, which experienced growth primarily in our promotional products and printing businesses. To a lesser extent, our sales growth was positively impacted by foreign exchange rates of $65.0 million. These increases were partially offset by lower sales to existing customers.

Business unit income as a percentage of sales increased to 8.5% for 2010 from 8.2% for 2009, primarily driven by a strong performance in our Contract business. For total North American Delivery, the increase in business unit income as a percentage of sales was driven primarily by improved product margins and, to a lesser extent, reduced amortization expense, partially offset by investments in marketing and pricing to support growth initiatives.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

North American Retail

2011 Compared with 2010

Sales increased 1.4% for 2011 compared to 2010. This increase was the result of non-comparable sales for new stores opened in the past twelve months and the positive impact of foreign exchange rates of $70.3 million. Comparable store sales were flat this year, reflecting a decrease in customer traffic, offset by an increase in average order size. Comparable store sales reflect positive performance in laptops, tablets and e-readers, offset by a softness in digital cameras, computer media and software.

Business unit income as a percentage of sales increased to 8.3% for 2011 from 8.1% for 2010, primarily reflecting improved product margins and reduced rent and occupancy costs, partially offset by investments in marketing and labor to drive new initiatives.

2010 Compared with 2009

Sales increased 1.8% for 2010 compared to 2009. This increase was driven by the positive impact of foreign exchange rates of $175.9 million and, to a lesser extent, non-comparable sales for stores opened in the past twelve months, offset by a 1% decrease in comparable store sales reflecting lower average order size and promotional activities conducted to offset the impact of inclement weather late in the fourth quarter. Our comparable store sales decrease for 2010 reflects a decline in durable products, driven by computer accessories and business machines, partially offset by a slight increase in consumables. The slight increase in consumables reflects positive performance in our service offerings.

Business unit income as a percentage of sales decreased to 8.1% for 2010 from 8.3% for 2009. The slight decrease in business unit income as a percentage of sales for 2010 primarily reflects investments in labor and deleverage of fixed overhead costs. This was partially offset by lower depreciation and marketing expenses.

International Operations

2011 Compared with 2010

Sales increased 2.7% for 2011 compared to 2010. This increase was driven by the positive impact of foreign exchange rates of $321.0 million and, to a lesser extent, a full year of sales from our second quarter 2010 acquisition of Oy Lindell AB ("Oy Lindell"), an office products distributor based in Finland. These increases were partially offset by a 9% decrease in comparable store sales in Europe and decreased sales in our European Printing Systems and Australian businesses.

Business unit income as a percentage of sales decreased to 1.8% for 2011 from 3.2% for 2010. The decrease for 2011 reflects deleverage in fixed costs and expenses associated with our system investments in Australia, and deleverage in fixed costs in our European retail businesses.

2010 Compared with 2009

Sales decreased 2.0% for 2010 compared to 2009. This decrease was driven by a 6% decrease in comparable store sales in Europe and, to a lesser extent, lower sales in our European Printing Systems business and the negative impact of foreign exchange rates of $18.7 million, partially offset by sales growth in our European delivery and South American businesses.

Business unit income as a percentage of sales increased to 3.2% for 2010 from 2.3% for 2009. The increase for 2010 reflects improvement in supply chain costs in our European delivery businesses, reduced amortization expense, reduced retirement expenses and the release of a foreign capital duty reserve due to the lapse in the statute of limitations. These increases were partially offset by deleverage in rent and labor costs in our European retail businesses.

Critical Accounting Policies and Significant Estimates

Our financial statements have been prepared in accordance with U.S. GAAP and are based on the application of significant accounting policies (see Note A in the Notes to the Consolidated Financial Statements). Preparation of these statements requires management to make significant judgments and estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventory: We record inventory at the lower of weighted-average cost or market value. We reserve for obsolete, overstocked and inactive inventory based on the difference between the weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

Based on historical experience, we do not believe these estimates and assumptions will have a material impact upon the financial statements. Past experience has shown little variability in reserve estimates. Over the past three years, our inventory

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

write-offs have been within a range that has averaged approximately a 5% difference from our additions to inventory reserves.

Purchase and Advertising Rebates: We earn rebates from our vendors, which are based on various quantitative contract terms that can be complex and subject to interpretation. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold. Several controls are in place, including direct confirmation with vendors, which we believe allows us to ensure that these amounts are recorded in accordance with the terms of the contracts.

Past experience has shown little variability in purchase and advertising rebate estimates, no collectability issues and no significant write-off history. Given the historical accuracy of our estimates, we believe that a significant change in our estimates is not likely.

Impairment of Long-Lived Assets: We evaluate long-lived assets held for use for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured based upon the estimated undiscounted cash flows expected to be generated from the use of an asset plus any net proceeds expected to be realized upon its eventual disposition. An impairment loss is recognized if an asset's carrying value is not recoverable and if it exceeds its fair value. Our policy is to evaluate long-lived assets for impairment at a store level for retail operations and at an operating unit level for Staples' other operations. Our undiscounted cash flow projections are based on historical cash flows and our latest forecasts. These projections and our estimates regarding proceeds to be received upon an asset's disposition reflect numerous assumptions and a significant degree of judgment on the part of management. If actual results are less favorable than management's projections, future write-offs may be necessary.

We believe our operating results at the store level for retail operations and at the operating unit level for our other operations would need to be significantly less favorable than projected to result in a material impairment. Our projected future cash flows are sufficient to recover the carrying values of the underlying assets, with the exception of a limited number of retail stores in new markets or challenging markets where short and long-term initiatives are underway to improve current cash flows. However, based upon our historical experience with operations in such markets, we believe that a significant change in our projections is not likely. In addition, if there was an impairment of these store assets, it would not have a material effect on the Company's consolidated financial results.

Impairment of Goodwill: We review goodwill for impairment annually, in the fourth quarter, and when events or changes in circumstances indicate that the carrying value of goodwill might exceed its current fair value. We determine fair value using discounted cash flow analysis, which requires significant management assumptions and estimates regarding industry economic factors and the future profitability of our businesses. It is our policy to allocate goodwill and conduct impairment testing at a reporting unit level based on our most current business plans, which reflect changes we anticipate in the economy and the industry. We established, and continue to evaluate, our reporting units based on our internal reporting structure and generally define such reporting units at our operating segment level or one level below. The key assumptions used in the discounted cash flow approach include:

- The reporting unit's projections of financial results, which range from four to nine years depending on the maturity of the underlying business. For established businesses in North America and Australia, we use a four year model, while in Europe we predominantly use a six year model that reflects the changes we are making in the business to capture new segments in the market and improve profitability. In the emerging markets, we use a nine year model, which is based on our long-range plans at constant foreign exchange rates. The nine year period reflects management's expectations of the development time for emerging markets. In general, our reporting units' fair values are most sensitive to our sales growth and operating profit rate assumptions, which represent estimates based on our current and projected sales mix, profit improvement opportunities and market conditions. If the business climate deteriorates, or if we fail to manage acquired companies successfully, then actual results may not be consistent with these assumptions and estimates, and our goodwill may become impaired.

- The projected terminal value for each reporting unit represents the present value of projected cash flows beyond the last period in the discounted cash flow analysis. The terminal values are most sensitive to our assumptions regarding long-term growth rates, which are based on several factors including local and macroeconomic variables, the market opportunity, and future growth plans. While we believe our long-term growth assumptions are reasonable in relation to these factors and our historical results, actual growth rates may be lower than our assumptions due to a variety of potential causes, such as a secular decline in demand for our products and services, unforeseen competition, long-term GDP growth rates in established economies being lower than historical growth rates, or a long-term deceleration in the growth rates of emerging markets.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

- The discount rate, which is used to measure the present value of the projected future cash flows, is set using a weighted-average cost of capital method that considers market and industry data as well as our specific risk factors that are likely to be considered by a market participant. The weighted-average cost of capital is our estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The reporting units' weighted-average costs of capital in future periods may be impacted by adverse changes in market and economic conditions, including risk-free interest rates, and are subject to change based on the facts and circumstances that exist at the time of the valuation, which may increase the possibility of a potential future impairment charge.

To validate the reasonableness of our reporting units' estimated fair values, we reconcile the aggregate fair values of our reporting units to our total market capitalization.

Volatility in the current macroeconomic environment has influenced our assumptions and estimates, with the result that the fair values of most of our reporting units declined from the prior year. Despite these declines, all of our reporting units passed the step one impairment test under ASC 350, Intangibles - Goodwill and Other, as of January 28, 2012. However, for our European Retail reporting unit, which represented approximately 8% (approximately $315 million) of our goodwill balance at January 28, 2012, the fair value was less than 10% greater than the carrying value of the related reporting unit. Given the historical performance of our European Retail reporting unit, we believe that our projections are reasonable. We will, however, continue to monitor the performance of our European Retail reporting unit in light of the current macroeconomic environment. Despite this increased focus, our expectations for the business remain strong and at this time we do not believe there will be a significant change in our estimates or assumptions that would give rise to a material impairment.

We also have reporting units in China and South America, emerging market economies which are inherently more volatile compared with more mature regions such as North America or Europe. While the fair value of these reporting units substantially exceeded their carrying values, our impairment analysis for these reporting units requires a greater degree of judgment and the risk associated with our impairment test conclusions is therefore higher. Despite the increased risk, we do not believe there will be a significant change in our estimates or assumptions that would lead to a material impairment charge.

The fair values of all of our reporting units are based on underlying assumptions that represent our best estimate. Many of the factors used in assessing fair value are outside of the control of management and if actual results are not consistent with our assumptions and judgments, we could be exposed to an impairment charge.

Pension Benefits: Our pension costs and obligations are dependent on various assumptions. Our major assumptions relate primarily to expected long-term rates of return on plan assets, discount rates and inflation. In estimating the expected return on plan assets, we take into account the historical performance for the major asset classes held, or anticipated to be held, by the applicable pension funds and current forecasts of future rates of return for those asset classes. We base the discount rate on the interest rate on high quality (AA rated) corporate bonds that have a maturity approximating the term of the related obligations. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases.

Based on our analysis of the financial impact of pension obligation assumptions and estimates, we do not believe these assumptions and estimates will have a material impact on our financial statements. The effect on pension obligations at January 28, 2012 of a change in discount rate and other assumptions is included in Note K of the Notes to the Consolidated Financial Statements.

Income Taxes: The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reported date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest is accrued, where applicable. We recognize net tax-related interest and penalties in income tax expense. If we do not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, new regulatory or judicial pronouncements, or other relevant events. As a result, our effective tax rate may fluctuate significantly on a quarterly and annual basis.

We record deferred income tax assets for timing differences related to tax payments. We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. We have considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance. If actual results differ unfavorably from those estimates used, we may not be able to realize all or part of our net deferred tax assets and additional valuation allowances may be required.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

Historically, settlements related to our unrecognized tax benefits, as described in Note I in the Notes to the Consolidated Financial Statements, have been minimal. In addition, we have historically had minimal changes in our valuation allowances related to deferred assets.

New Accounting Pronouncements

In October 2009, a pronouncement was issued that amended the rules on revenue recognition for multiple-deliverable revenue arrangements. This amendment eliminated the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method (Accounting Standards Codification ("ASC") Topic 605). This pronouncement establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. In addition, this pronouncement expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This pronouncement is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. We adopted this pronouncement as of January 30, 2011, on a prospective basis. The impact of adopting this new accounting standard was not material to our financial statements in 2011, and if it were applied in the same manner to fiscal 2010, it would not have had a material impact on revenue for 2010. We do not expect the adoption of this new accounting standard to have a significant impact on the timing and pattern of revenue recognition in the future due to the limited number of multiple element arrangements.

In December 2010, a pronouncement was issued that modified the process used to test goodwill for impairment. The pronouncement impacted reporting units with zero or negative carrying amounts and required an additional test to be performed to determine whether goodwill has been impaired and to calculate the amount of that impairment. This amendment is effective for fiscal years beginning after December 15, 2010. We adopted this pronouncement as of January 30, 2011. Since none of our reporting units had zero or negative carrying amounts, this pronouncement had no impact on the Company's financial position and results of operations in 2011.

In May 2011, a pronouncement was issued providing consistent definitions and disclosure requirements of fair value with respect to U.S. GAAP and International Financial Reporting Standards. The pronouncement changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for Level 3 measurements. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. We are currently evaluating the potential impact, if any, the adoption of this pronouncement will have on our consolidated financial condition, results of operations or cash flows.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Furthermore, regardless of the presentation methodology elected, the issuer will be required to present on the face of the financial statements a reclassification adjustment for items that are reclassified from other comprehensive income to net income. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. As this pronouncement relates to disclosure only, the adoption will not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows the entity to perform an initial qualitative assessment to determine whether it is "more likely than not" that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to reporting units and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. We do not expect the adoption of this new accounting standard to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2011, a pronouncement was issued that amended the guidance related to the disclosure of recognized financial instruments and derivative instruments that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The amended provisions are effective for fiscal years beginning on or after January 1, 2013, and are required to be applied retrospectively for all prior periods presented. As this pronouncement relates to disclosure only, the adoption of this amendment will not have a material effect on our consolidated financial position, results of operations or cash flows.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

Liquidity and Capital Resources

Cash Flows

2011 Compared to 2010

Cash provided by operations was $1.58 billion for 2011 compared to $1.45 billion for 2010. The increase in operating cash flow from 2010 to 2011 was primarily due to an increase in net income adjusted for non-cash expenses in 2011, and to a lesser extent from changes in working capital including the impact of deferred taxes.

Cash used in investing activities was $383.7 million for 2011 compared to $472.0 million for 2010. The decrease in cash used in investing activities from 2010 to 2011 was primarily due to the 2010 acquisition of Oy Lindell, a Finnish office products distributor, combined with a small decrease in capital expenditures during 2011, driven by a reduction in spending on new stores and store remodels activities and lower spending related to facility and system integration.

Cash used in financing activities was $1.36 billion for 2011 compared to $938.4 million for 2010. The increase in cash used in financing activities from 2010 to 2011 is primarily related to the $500 million repayment of the April 2011 Notes and increased purchases under our share repurchase program, offset by the prior year purchase of additional shares of Corporate Express Australia Limited ("Corporate Express Australia"). During 2011, we repurchased 37.3 million shares for $604.5 million compared to 18.0 million shares for $367.4 million during 2010 under our share repurchase program.

2010 Compared to 2009

Cash provided by operations was $1.45 billion for 2010 compared to $2.08 billion for 2009. The decrease in operating cash flow from 2009 to 2010 is primarily due to changes in working capital, offset by an increase in net income adjusted for non-cash expenses. The most significant changes in working capital relate to income taxes and inventory, where we derived material benefits in 2009 as a result of the acquisition of Corporate Express, which did not recur in 2010.

Cash used in investing activities was $472.0 million for 2010 compared to $313.2 million for 2009. The increase from 2009 to 2010 is primarily due to an increase in capital expenditures in 2010, driven by investments in facility and systems integration activities and the acquisition of Oy Lindell, an office products distributor based in Finland for €31 million (approximately $39 million based on foreign exchange rates on the acquisition date).

Cash used in financing activities was $938.4 million for 2010 compared to $1.04 billion for 2009. The change in cash from financing activities from 2009 to 2010 is due to the 2009 repayments and refinancing of the debt we entered into or assumed in connection with the Corporate Express acquisition, offset by the 2010 purchase of additional shares of Corporate Express Australia and the resumption of our share repurchase program during 2010. During 2010, we repurchased 18.0 million shares for $367.4 million under our share repurchase program. During 2009, our financing activities primarily consisted of repayments made on our Commercial Paper Program and the termination of our $3.0 billion credit agreement, which we entered into on April 1, 2008 (the "2008 Agreement") offset by the proceeds from the April 2011 Notes (each as defined below).

Sources of Liquidity

To cover seasonal fluctuations in cash flows and to support our various growth initiatives, we utilize cash generated from operations and borrowings available under our credit agreement with Bank of America, N.A. and other lenders (as defined below), which provides for a maximum borrowing of $1.0 billion. We also have various other lines of credit under which we may borrow a maximum of $373.1 million. At January 28, 2012, we had $2.5 billion in total cash and funds available, which consisted of $1.20 billion of available credit and $1.26 billion of cash and cash equivalents. Of the $1.26 billion of cash and cash equivalents, approximately $805 million is held in jurisdictions outside of the United States. While there could be tax consequences if such amounts were moved out of these jurisdictions or repatriated to the United States, we currently intend to use most of the cash and cash equivalents held outside of the United States to finance the current operations of our foreign subsidiaries and their growth initiatives. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements as of January 28, 2012, nor did we utilize any during 2011.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

Contractual Obligations and Commercial Commitments

A summary, as of January 28, 2012, of balances available under our credit agreements and contractual obligations is presented below (amounts in thousands):

Contractual Obligations and Commercial Commitments (1)(2)	Available Credit	Total Outstanding Obligations	Payments Due By Period			
			Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
October 2012 Notes	—	332,617	332,617	—	—	—
January 2014 Notes	—	1,525,003	—	1,525,003	—	—
November 2014 Revolving Credit Facility	1,000,000	—	—	—	—	—
Lines of credit	202,311	170,745	101,540	69,205	—	—
Other notes and capital leases	—	9,815	4,986	3,392	732	705
Total	$ 1,202,311	$ 2,038,180	$ 439,143	$ 1,597,600	$ 732	$ 705
Interest expense	—	$ 304,383	$ 164,227	$ 140,156	$ —	$ —
Operating leases (3)	—	$ 4,586,634	$ 867,147	$ 1,438,537	$ 1,011,877	$ 1,269,073
Purchase obligations (4)	—	$ 488,921	$ 369,143	$ 49,588	$ 18,755	$ 51,435

(1) As of January 28, 2012, we had gross unrecognized tax benefits of $250.4 million, all of which, if recorded, would impact our tax rate and an additional $32.7 million for gross accrued interest and penalties (see Note I in the Notes to the Consolidated Financial Statements). At this time, we are unable to make a reasonable estimate of the timing of payments in connection with these tax liabilities; therefore, such amounts are not included in the contractual obligation table above.

(2) The above table excludes expected future contributions to our pension and post-retirement benefit plans. See Note K in the Notes to the Consolidated Financial Statements for future details about these future contributions.

(3) The operating lease payments reported above do not include common area maintenance or real estate taxes, which are expected to approximate 25% to 28% of the related operating lease payments. Utility costs related to leased facilities have also been excluded from this table because the payments do not represent contractual obligations until the services have been provided.

(4) Many of our purchase commitments may be canceled by us without advance notice or payment, and we have excluded such commitments, along with intercompany commitments. Contracts that may be terminated by us without cause or penalty but require advance notice for termination are valued on the basis of an estimate of what we would owe under the contract upon providing notice of termination.

April 2011 Notes: We repaid in full the $500 million, 7.75% notes (the "April 2011 Notes") on the maturity date, April 1, 2011. We originally entered into the April 2011 Notes on March 27, 2009.

October 2012 Notes: On September 30, 2002, we issued $325 million aggregate principal amount of notes due October 1, 2012 (the "October 2012 Notes"), with a fixed interest rate of 7.375% payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2003. In January 2003, we entered into an interest rate swap agreement to turn the October 2012 Notes into variable rate obligations and the swap agreement was subsequently terminated in September 2011 (see Note F to the Notes to the Consolidated Financial Statements). Our obligations under the October 2012 Notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Staples the Office Superstore LLC, Staples the Office Superstore, East Inc., Staples Contract and Commercial, Inc. and Staples the Office Superstore Limited Partnership (collectively, the "Guarantor Subsidiaries").

January 2014 Notes: On January 15, 2009, we issued $1.5 billion aggregate principal amount of notes due January 15, 2014 (the "January 2014 Notes"), with a fixed interest rate of 9.75% payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2009. From the sale of the January 2014 Notes, we received net proceeds, after the underwriting discount and estimated fees and expenses of $1.49 billion. In March 2010, we entered into an interest rate swap agreement to turn half of the January 2014 Notes into variable rate obligations, and the swap agreement was subsequently terminated in September 2011 (see Note F of the Notes to the Consolidated Financial Statements). Our obligations under the January 2014 Notes are unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor Subsidiaries.

Revolving Credit Facility: On November 4, 2010, we entered into a new credit agreement (the "November 2014 Revolving Credit Facility") with Bank of America, N.A, as Administrative Agent and other lending institutions named therein. The November 2014 Revolving Credit Facility replaced the Amended and Restated Revolving Credit Agreement dated as of October 13, 2006,

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

as amended, which provided for a maximum borrowing of $750.0 million and was due to expire in October 2011 (the "Prior Revolving Credit Facility"). As of January 28, 2012, no borrowings were outstanding under the November 2014 Revolving Credit Agreement, resulting in $1.0 billion of availability under this agreement.

The November 2014 Revolving Credit Facility provides for a maximum borrowing of $1.0 billion which, pursuant to an accordion feature, may be increased to $1.5 billion upon our request and the agreement of the lenders participating in the increase. Borrowings made pursuant to the November 2014 Revolving Credit Facility may be syndicated loans, swing line loans, multicurrency loans, or letters of credit, the combined sum of which may not exceed the maximum borrowing amount. Borrowings made pursuant to the November 2014 Revolving Credit Facility will bear interest at various interest rates, depending on the type of borrowing, plus a percentage spread based on our credit rating and fixed charge coverage ratio. Under the November 2014 Revolving Credit Facility, we agree to pay a facility fee at rates that range from 0.15% to 0.35% per annum depending on our credit rating and fixed charge coverage ratio. Amounts borrowed under the November 2014 Revolving Credit Facility may be borrowed, repaid, and reborrowed from time to time until November 4, 2014.

The November 2014 Revolving Credit Facility is unsecured and ranks pari passu with our public notes and other indebtedness and contains customary affirmative and negative covenants for credit facilities of this type. The November 2014 Revolving Credit Facility also contains financial covenants that require us to maintain a minimum fixed charge coverage ratio and a maximum adjusted funded debt to total capitalization ratio. The borrowings under the November 2014 Revolving Credit Facility are unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor Subsidiaries.

Commercial Paper Program: We have a commercial paper program ("Commercial Paper Program") that allows us to issue up to $1.0 billion of unsecured commercial paper notes ("Notes") from time to time. Our November 2014 Revolving Credit Facility serves as a backstop to the Commercial Paper Program. Under the Commercial Paper Program, we use the proceeds from the Notes for general purposes, including working capital, capital expenditures, acquisitions and share repurchases. Maturities of the Notes vary but may not exceed 397 days from the date of issue. The Notes bear such interest rates, if interest bearing, or will be sold at such discount from their face amounts, that we and the dealers under the Commercial Paper Program agree upon from time to time. The payments under the Commercial Paper Program are unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor Subsidiaries. The Commercial Paper Program contains customary events of default with corresponding grace periods. On June 2, 2011, we resumed the issuance of Notes under the Commercial Paper Program. During 2011, we borrowed under our Commercial Paper Program to support our seasonal cash requirements and stock buyback programs. From June 2, 2011 through the end of commercial paper usage, the weighted-average amount outstanding under the Commercial Paper Program was $150.0 million, with a weighted-average interest rate of 0.3%. At the end of 2011, there were no outstanding borrowings under the Commercial Paper Program. The maximum amount outstanding under the Commercial Paper Program during 2011 was $345.0 million.

Other Lines of Credit: We had $373.1 million in borrowing capacity under various other lines of credit as of January 28, 2012 with an outstanding balance of $170.7 million, leaving $202.4 million of available credit at that date.

There were no instances of default during 2011 under any of our debt agreements.

We expect that our cash generated from operations, together with our current cash, funds available under our existing credit agreements and other alternative sources of financing, will be sufficient to fund our capital expenditures for at least the next twelve months.

Uses of Capital

As a result of our financial position, in addition to investing in our existing businesses and pursuing strategic acquisitions and partnerships, we also expect to continue to return capital to our shareholders through a cash dividend program and our share repurchase program. Depending on our credit metrics and our liquidity position, from time to time, we may repurchase our public notes in the open market or through privately negotiated transactions.

We do not expect material changes in capital spending in 2012. We expect the source of funds for our capital expenditures to come from operating cash flows. We are not planning on opening a significant number of new stores in 2012, but will instead focus on improving the productivity of existing stores.

While we have primarily grown organically, we may use capital to engage in strategic acquisitions or joint ventures in markets where we currently have a presence and in new geographic markets that could become significant to our business in future years. We do not expect to rely on acquisitions to achieve our targeted growth plans. We consider many types of acquisitions for their strategic and other benefits. In the past, excluding the Corporate Express acquisition, we have focused on smaller acquisitions designed to align with our existing businesses to drive long-term growth. We expect to continue this strategy and target such acquisitions when opportunities are presented and fit within our financial structure.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

We paid quarterly dividends of $0.10 per share on April 14, 2011, July 14, 2011, October 13, 2011 and January 12, 2012, resulting in a total dividend payment for 2011 of $277.9 million or $0.40 per share. We paid quarterly dividends of $0.09 per share on April 15, 2010, July 15, 2010, October 24, 2010 and January 13, 2011, resulting in a total dividend payment for 2010 of $258.7 million or $0.36 per share. While it is our intention to continue to pay quarterly cash dividends for 2012 and beyond, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

From time to time, we repurchase our common stock pursuant to programs approved by our Board of Directors. We spent a total of $604.5 million and $367.4 million on share repurchases during fiscal years 2011 and 2010, respectively. There were no repurchases during fiscal year 2009. On September 13, 2011, we announced a new repurchase program had been approved by the Board of Directors (the "2011 Repurchase Plan"). Under this plan, we are authorized to repurchase up to $1.5 billion of common stock in both open market and privately negotiated transactions. The 2011 Repurchase Plan has no expiration date and may be suspended or discontinued at any time. As of January 28, 2012, we have spent a total of $182.5 million to repurchase 12.6 million shares under the 2011 Repurchase Plan, and therefore, the remaining repurchase authorization was $1.3 billion as of that date. We consider several factors in determining whether and when to execute share repurchases, including our current and projected operating results, capital expenditure requirements, acquisitions or other strategic initiatives, our capacity leverage and cost of borrowings and the market price of our common stock.

Inflation and Seasonality

While neither inflation nor deflation has had, nor do we expect them to have, a material impact upon operating results, there can be no assurance that our business will not be affected by inflation or deflation in the future. We believe that our business is somewhat seasonal, with sales and profitability historically higher during the second half of our fiscal year due to the back-to-school, holiday and January back-to-business seasons.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk from changes in interest rates and foreign exchange rates. We have a risk management control process to monitor our interest rate and foreign exchange risks. The risk management process uses analytical techniques, including market value, sensitivity analysis and value at risk estimates.

Interest Rate Risk

At January 28, 2012, we had variable rate debt obligations of approximately $180.6 million. While variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial position or results of operations. Based on January 28, 2012 borrowing levels, a 1.0% increase or decrease in current market interest rates would have the effect of causing a $1.8 million additional pre-tax charge or credit to our statement of operations (see Note F to the Notes to the Consolidated Financial Statements). In certain instances we may use interest rate swap agreements to modify fixed rate obligations to variable rate obligations, thereby adjusting the interest rates to current market rates and ensuring that the debt instruments are always reflected at fair value. We had no interest rate swap agreements outstanding as of January 28, 2012.

Foreign Currency Risk

We are exposed to foreign exchange risks through our business operations and investments in subsidiaries in Canada, Europe, Australia, South America and Asia. The currencies for which we have the most significant exposure to exchange rate fluctuations include the Canadian Dollar, the Euro, the British Pound Sterling and the Australian Dollar.

Revenue and expense transactions in our foreign subsidiaries are primarily denominated in the respective local currencies. The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency-denominated transactions results in increased revenues and operating expenses for our international operations. Similarly, our revenues and operating expenses will decrease for our international operations when the U.S. dollar strengthens against foreign currencies. While the matching of local currency revenues and local currency expenses provides in effect a natural hedge, such matching does not completely reduce the foreign currency exchange rate exposure. Revenues from our foreign operations accounted for approximately 33% of consolidated revenues in 2011.

The conversion of our foreign subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income (loss) in stockholders' equity. In 2011, we recorded consolidated foreign currency translation losses of approximately $192.0 million. In addition, certain of our foreign subsidiaries have assets

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities will result in a transaction gain or loss. In 2011, we recorded foreign currency transaction gains of approximately $0.5 million, which are recorded in "Other (expense) income" in our consolidated statement of income.

Our international business is subject to risks, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, and other regulations and restrictions, all of which may influence foreign currency exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors. As exchange rates vary, our international financial results may vary from expectations and adversely impact our overall operating results.

In accordance with our risk management policies, we use derivative instruments on a limited basis to hedge our foreign currency exposures (see Note F to the Notes to the Consolidated Financial Statements). As of January 28, 2012 we have entered into currency swaps in Canadian dollars in order to hedge a portion of our foreign exchange risk related to our net investment in foreign subsidiaries and to hedge certain intercompany loans. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be offset by a corresponding decrease or increase in the fair value of the hedged underlying asset.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Staples, Inc.

We have audited the accompanying consolidated balance sheets of Staples, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 28, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15 (a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Staples, Inc. and subsidiaries at January 28, 2012 and January 29, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Staples, Inc.'s internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 29, 2012

STAPLES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollar Amounts in Thousands, Except Share Data)

	January 28, 2012	January 29, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,264,149	$ 1,461,257
Receivables, net	2,033,680	1,970,483
Merchandise inventories, net	2,431,845	2,359,173
Deferred income tax assets	305,611	295,232
Prepaid expenses and other current assets	255,535	382,022
Total current assets	6,290,820	6,468,167
Property and equipment:		
Land and buildings	1,034,983	1,064,981
Leasehold improvements	1,330,373	1,328,397
Equipment	2,462,351	2,287,505
Furniture and fixtures	1,084,358	1,032,502
Total property and equipment	5,912,065	5,713,385
Less: accumulated depreciation and amortization	3,831,704	3,565,614
Net property and equipment	2,080,361	2,147,771
Intangible assets, net of accumulated amortization	449,781	522,722
Goodwill	3,982,130	4,073,162
Other assets	627,530	699,845
Total assets	$ 13,430,622	$ 13,911,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,220,414	$ 2,208,386
Accrued expenses and other current liabilities	1,414,721	1,497,851
Debt maturing within one year	439,143	587,356
Total current liabilities	4,074,278	4,293,593
Long-term debt	1,599,037	2,014,407
Other long-term obligations	735,094	652,486
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common stock, $.0006 par value, 2,100,000,000 shares authorized; issued 922,126,579 shares at January 28, 2012 and 908,449,980 shares at January 29, 2011	553	545
Additional paid-in capital	4,551,299	4,334,735
Accumulated other comprehensive loss	(319,743)	(96,933)
Retained earnings	7,199,060	6,492,340
Less: Treasury stock at cost, 226,383,032 shares at January 28, 2012 and 187,536,869 shares at January 29, 2011	(4,416,018)	(3,786,977)
Total Staples, Inc. stockholders' equity	7,015,151	6,943,710
Noncontrolling interests	7,062	7,471
Total stockholders' equity	7,022,213	6,951,181
Total liabilities and stockholders' equity	$ 13,430,622	$ 13,911,667

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollar Amounts in Thousands, Except Share Data)

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Sales	$ 25,022,192	$ 24,545,113	$ 24,275,451
Cost of goods sold and occupancy costs	18,280,364	17,938,958	17,801,548
Gross profit	6,741,828	6,606,155	6,473,903
Operating and other expenses:			
Selling, general and administrative	5,048,492	4,913,188	4,907,236
Amortization of intangibles	64,902	61,689	100,078
Integration and restructuring costs	—	57,765	84,244
Total operating and other expenses	5,113,394	5,032,642	5,091,558
Operating income	1,628,434	1,573,513	1,382,345
Other (expense) income:			
Interest income	7,577	7,722	6,117
Interest expense	(173,751)	(214,824)	(237,025)
Other (expense) income	(3,119)	(9,816)	4,457
Consolidated income before income taxes	1,459,141	1,356,595	1,155,894
Income tax expense	475,308	468,026	398,783
Consolidated net income	983,833	888,569	757,111
(Loss) income attributed to the noncontrolling interests	(823)	6,621	18,440
Net income attributed to Staples, Inc.	$ 984,656	$ 881,948	$ 738,671
Earnings Per Share:			
Basic earnings per common share	$ 1.42	$ 1.23	$ 1.04
Diluted earnings per common share	$ 1.40	$ 1.21	$ 1.02
Dividends declared per common share	$ 0.40	$ 0.36	$ 0.33

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(Dollar Amounts in Thousands)
For the Fiscal Years Ended January 28, 2012, January 29, 2011 and January 30, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Non-controlling Interests	Total Stockholders' Equity	Comprehensive Income (Loss)
			Equity Attributed to Staples, Inc.					
Balances at January 31, 2009	$ 529	$ 4,048,398	$ (494,327)	$ 5,367,341	$(3,357,734)	$ 58,224	$ 5,622,431	$ —
Issuance of common stock for stock options exercised	8	114,339	—	—	—	—	114,347	—
Tax benefit on exercise of options	—	8,763	—	—	—	—	8,763	—
Stock-based compensation	—	174,691	—	—	—	—	174,691	—
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	1	36,610	—	—	—	—	36,611	—
Net income for the year	—	—	—	738,671	—	18,440	757,111	757,111
Common stock dividend	—	—	—	(236,874)	—	—	(236,874)	
Foreign currency translation adjustments	—	—	373,637	—	—	6,390	380,027	380,027
Changes in the fair value of derivatives (net of taxes of $15,807)	—	—	(21,205)	—	—	—	(21,205)	(21,205)
Deferred pension costs (net of taxes of $17,128)	—	—	52,558	—	—	—	52,558	52,558
Purchase of treasury shares	—	—	—	—	(30,661)	—	(30,661)	—
Other	—	(2,859)	—	—	—	—	(2,859)	—
Balances at January 30, 2010	$ 538	$ 4,379,942	$ (89,337)	$ 5,869,138	$(3,388,395)	$ 83,054	$ 6,854,940	$ 1,168,491
Issuance of common stock for stock options exercised	3	40,562	—	—	—	—	40,565	—
Stock-based compensation	—	146,879	—	—	—	—	146,879	—
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	4	44,860	—	—	—	—	44,864	—
Net income for the year	—	—	—	881,948	—	6,621	888,569	888,569
Common stock dividend	—	—	—	(258,746)	—	—	(258,746)	—
Foreign currency translation adjustments	—	—	333	—	—	2,050	2,383	2,383
Changes in the fair value of derivatives (net of taxes of $7,471)	—	—	(10,043)	—	—	574	(9,469)	(9,469)
Deferred pension and other post-retirement benefit costs (net of taxes of $7,507)	—	—	2,114	—	—	—	2,114	2,114
Purchase of treasury shares	—	—	—	—	(398,582)	—	(398,582)	—
Purchase of noncontrolling interest	—	(275,767)	—	—	—	(84,828)	(360,595)	—
Other	—	(1,741)	—	—	—	—	(1,741)	—

Balances at January 29, 2011	$ 545	$ 4,334,735	$ (96,933)	$ 6,492,340	$(3,786,977)	$ 7,471	$ 6,951,181	$ 883,597
Issuance of common stock for stock options exercised	3	25,886	—	—	—	—	25,889	—
Tax benefit on exercise of options	—	1,805	—	—	—	—	1,805	—
Stock-based compensation	—	151,822	—	—	—	—	151,822	—
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	5	47,972	—	—	—	—	47,977	—
Net income for the year	—	—	—	984,656	—	(823)	983,833	983,833
Common stock dividend	—	—	—	(277,936)	—	—	(277,936)	—
Foreign currency translation adjustments	—	—	(193,785)	—	—	1,813	(191,972)	(191,972)
Changes in the fair value of derivatives (net of taxes of $1,399)	—	—	(1,505)	—	—	—	(1,505)	(1,505)
Deferred pension and other post-retirement benefit costs (net of taxes of $902)	—	—	(27,520)	—	—	—	(27,520)	(27,520)
Purchase of treasury shares	—	—	—	—	(629,041)	—	(629,041)	—
Purchase of noncontrolling interest	—	(8,602)	—	—	—	(1,398)	(10,000)	—
Other	—	(2,319)	—	—	—	(1)	(2,320)	—
Balances at January 28, 2012	$ 553	$ 4,551,299	$ (319,743)	$ 7,199,060	$(4,416,018)	$ 7,062	$ 7,022,213	$ 762,836

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollar Amounts in Thousands)

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Operating Activities:			
Consolidated net income, including (loss) income from the noncontrolling interests	$ 983,833	$ 888,569	$ 757,111
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	482,056	498,863	552,441
Stock-based compensation	151,822	146,879	174,691
Excess tax benefits from stock-based compensation arrangements	(1,805)	—	(8,763)
Deferred income tax expense	6,706	172,630	(89,753)
Other	4,452	5,418	(17,177)
Changes in assets and liabilities:			
(Increase) decrease in receivables	(73,670)	(95,656)	129,137
(Increase) decrease in merchandise inventories	(82,343)	(46,450)	244,600
Decrease (increase) in prepaid expenses and other assets	123,660	(70,600)	254,805
Increase in accounts payable	23,677	63,305	40,365
(Decrease) increase in accrued expenses and other liabilities	(117,389)	(191,917)	71,208
Increase (decrease) in other long-term obligations	75,476	75,450	(24,457)
Net cash provided by operating activities	1,576,475	1,446,491	2,084,208
Investing activities:			
Acquisition of property and equipment	(383,654)	(408,889)	(313,228)
Acquisition of businesses, net of cash acquired	—	(63,066)	—
Net cash used in investing activities	(383,654)	(471,955)	(313,228)
Financing activities:			
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	73,866	85,429	150,958
Repayments on issuance of commercial paper, net	—	—	(1,195,557)
Proceeds from borrowings	301,843	201,566	1,211,424
Payments on borrowings, including payment of deferred financing fees	(820,631)	(207,478)	(945,333)
Purchase of noncontrolling interest	(10,000)	(360,595)	—
Cash dividends paid	(277,936)	(258,746)	(236,874)
Excess tax benefits from stock-based compensation arrangements	1,805	—	8,763
Purchase of treasury stock, net	(629,041)	(398,582)	(30,661)
Net cash used in financing activities	(1,360,094)	(938,406)	(1,037,280)
Effect of exchange rate changes on cash and cash equivalents	(29,835)	9,308	48,345
Net (decrease) increase in cash and cash equivalents	(197,108)	45,438	782,045
Cash and cash equivalents at beginning of period	1,461,257	1,415,819	633,774
Cash and cash equivalents at end of period	$ 1,264,149	$ 1,461,257	$ 1,415,819

See notes to consolidated financial statements.

NOTE A—Summary of Significant Accounting Policies

Nature of Operations: Staples, Inc. and subsidiaries ("Staples" or "the Company") pioneered the office products superstore concept and is the world's leading office products company. Staples has three reportable segments: North American Delivery, North American Retail and International Operations. The North American Delivery segment consists of the U.S. and Canadian businesses that sell and deliver office products and services directly to customers and businesses and includes Staples Advantage, Staples.com and Quill.com. The North American Retail segment consists of the U.S. and Canadian businesses that operate stores that sell office products and services. The International Operations segment consists of business units that operate stores and that sell and deliver office products and services directly to customers in 24 countries in Europe, Australia, South America and Asia.

Basis of Presentation: The consolidated financial statements include the accounts of Staples, Inc. and its wholly and majority owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% of the voting interest using the equity method, if the Company has the ability to exercise significant influence over the investee company. Certain previously reported amounts have been reclassified to conform with the current period presentation.

Fiscal Year: Staples' fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2011 ("2011") consisted of the 52 weeks ended January 28, 2012, fiscal year 2010 ("2010") consisted of the 52 weeks ended January 29, 2011 and fiscal year 2009 ("2009") consisted of the 52 weeks ended January 30, 2010.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management of Staples to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Staples considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables: Receivables include trade receivables financed under regular commercial credit terms and other non-trade receivables. Gross trade receivables were $1.49 billion at January 28, 2012 and $1.47 billion at January 29, 2011. Concentrations of credit risk with respect to trade receivables are limited due to Staples' large number of customers and their dispersion across many industries and geographic regions.

An allowance for doubtful accounts has been recorded to reduce trade receivables to an amount expected to be collectible from customers based on specific evidence as well as historic trends. The allowance recorded at January 28, 2012 and January 29, 2011 was $46.0 million and $55.3 million, respectively.

Other non-trade receivables were $591.5 million at January 28, 2012 and $559.1 million at January 29, 2011 and consisted primarily of purchase and advertising rebates due from vendors under various incentive and promotional programs. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold.

Merchandise Inventories: Merchandise inventories are valued at the lower of weighted-average cost or market value. The Company reserves for obsolete, overstocked and inactive inventory based on the difference between the weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions.

Private Label Credit Card: Staples offers a private label credit card which is managed by a financial services company. Under the terms of the agreement, Staples is obligated to pay fees which approximate the financial institution's cost of processing and collecting the receivables, which are non-recourse to Staples.

Property and Equipment: Property and equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization, which includes the amortization of assets recorded under capital lease obligations, are provided using the straight-line method over the following useful lives: 40 years for buildings; 3-10 years for furniture and fixtures; and 3-10 years for equipment, which includes computer equipment and software with estimated useful lives of 3-7 years. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated economic lives of the improvements.

Lease Acquisition Costs: Lease acquisition costs, which are included in other assets, are recorded at cost and amortized using the straight-line method over the respective lease terms, including option renewal periods if renewal of the lease is reasonably assured, which range from 5 to 40 years. Lease acquisition costs, net of accumulated amortization, at January 28, 2012 and

January 29, 2011 were $20.0 million and $22.6 million, respectively.

Goodwill and Intangible Assets: We review goodwill for impairment annually, in the fourth quarter, and when events or changes in circumstances indicate that the carrying value of goodwill might exceed its current fair value. We determine fair value using discounted cash flow analysis, which requires significant management assumptions and estimates regarding industry economic factors and the future profitability of our businesses. It is our policy to allocate goodwill and conduct impairment testing at a reporting unit level based on our most current business plans, which reflect changes we anticipate in the economy and the industry. We established, and continue to evaluate, our reporting units based on our internal reporting structure and generally define such reporting units at our operating segment level or one level below. The key assumptions used in the discounted cash flow approach include:

- The reporting unit's projections of financial results which range from four to nine years depending on the maturity of the underlying business. For established businesses in North America and Australia, we use a four year model, while in Europe we predominantly use a six year model that reflects the changes we are making in the business to capture new segments in the market and improve profitability. In the emerging markets, we use a nine year model, which is based on our long-range plans at constant foreign exchange rates. The nine year period reflects management's expectations of the development time for emerging markets.
- The projected terminal value for each reporting unit, which represents the present value of projected cash flows beyond the last period in the discounted cash flow analysis. The terminal value reflects our assumptions related to long-term growth rates and profitability, which are based on several factors including local and macroeconomic variables, market opportunities, and future growth plans.
- The discount rate, which is used to measure the present value of the projected future cash flows, is set using a weighted-average cost of capital method that considers market and industry data as well as our specific risk factors that are likely to be considered by a market participant. The weighted-average cost of capital is our estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

The changes in the carrying amounts of goodwill during the year ended January 28, 2012 are as follows (in thousands):

	Goodwill at January 29, 2011	2011 Net Additions	2011 Adjustments	2011 Foreign Exchange Fluctuations	Goodwill at January 28, 2012
North American Delivery	$ 1,586,397	$ 1,776	$ (2,664)	$ —	$ 1,585,509
North American Retail	289,400	—	—	(321)	289,079
International Operations	2,197,365	—	(3,515)	(86,308)	2,107,542
Consolidated	$ 4,073,162	$ 1,776	$ (6,179)	$ (86,629)	$ 3,982,130

The Company's intangible assets are summarized below (in thousands):

	Weighted Average Amortization Period	January 28, 2012			January 29, 2011		
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	12.3 years	$ 678,608	$ (260,870)	$ 417,738	$ 689,861	$ (209,442)	$ 480,419
Tradenames	8.1 years	248,714	(216,671)	32,043	251,765	(209,462)	42,303
Total	11.9 years	$ 927,322	$ (477,541)	$ 449,781	$ 941,626	$ (418,904)	$ 522,722

Estimated future amortization expense associated with the intangible assets at January 28, 2012 is as follows (in thousands):

2012	$ 59,935
2013	59,419
2014	59,186
2015	57,643
2016	47,219
Thereafter	166,379
	$ 449,781

Fair Value of Financial Instruments: ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure

fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement), then priority to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 measurement), then the lowest priority to unobservable inputs (Level 3 measurement).

The fair values of cash and cash equivalents, receivables, accounts payable, accrued expenses, other current liabilities and short-term debt approximate their carrying values because of their short-term nature. The Company has $1.5 billion 9.75% notes due January 2014 (the "January 2014 Notes"), of which $750 million was hedged from March 2010 to September 2011. The Company received cash consideration of $30.3 million when the hedge was terminated in September 2011. The Company also has $325 million, 7.375% notes due October 2012 (the "October 2012 Notes"), which were hedged from January 2003 to September 2011. When the hedge was terminated in September 2011, the Company received cash consideration of $12.4 million.

The fair values of the January 2014 Notes and the October 2012 Notes were determined based on quoted market prices and are classified as Level 1 liabilities. The following table reflects the difference between the carrying value and fair value of the unhedged portion of these notes as of January 28, 2012 and January 29, 2011 (in thousands):

| | January 28, 2012 | | January 29, 2011 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
October 2012 Notes	$ 332,617	$ 339,372	$ —	$ —
January 2014 Notes	1,525,003	1,721,490	750,000	915,450

The following table shows the Company's other assets and liabilities as of January 28, 2012 that are measured at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets or Liabilities Level 1	Significant Other Observable Inputs Level 2	Unobservable Inputs Level 3
Assets			
Money market funds	$ 468,913	—	—
Liabilities			
Derivative liabilities	—	$ (36,418)	—

The fair value of the Company's money market funds are based on quotes received from third-party banks. The Company's derivative assets and liabilities are based on quotes received from third-party banks and represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current interest and forward exchange rates as well as the creditworthiness of the counterparty.

The fair values of the assets in the Company's pension plans are described in detail in Note K.

Impairment of Long-Lived Assets: The Company evaluates long-lived assets held for use for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured based upon the estimated undiscounted cash flows expected to be generated from the use of an asset plus any net proceeds expected to be realized upon its eventual disposition. An impairment loss is recognized if an asset's carrying value is not recoverable and if it exceeds its fair value. Staples' policy is to evaluate long-lived assets for impairment at a store level for retail operations and at an operating unit level for Staples' other operations.

Store Closing Costs: The Company recognizes costs associated with store closings when they are incurred. A liability is recognized for the fair value of future contractual obligations when the Company ceases using a store facility. Such obligations comprise future minimum lease payments, property taxes, utilities, and common area maintenance, and are net of estimated sublease income. Payments made to terminate a lease agreement prior to the end of its term are typically accrued when notification is given to the landlord. For property and equipment that we expect to retire at the time of a store closing, the Company evaluates whether the assets are impaired on a held and used basis. If the assets are determined to not be impaired, the Company reduces the remaining useful lives of the assets at the time management commits to the store closing, resulting in accelerated depreciation expense. Asset retirement obligations related to leased properties are recognized when incurred and the related cost is amortized over the remaining term of the lease.

Revenue Recognition: Revenue is recognized at the point of sale for the Company's retail operations and at the time of shipment for its delivery sales. The Company offers its customers various coupons, discounts and rebates, which are treated as a reduction of revenue. Staples sells certain machines to customers which are financed by external financing companies and for which they have given repurchase guarantees. The Company recognizes revenue from the sale of these machines only when the

right of recourse has ended and the Company is legally released from its repurchase obligation.

Sales of extended service plans are administered by either an unrelated third-party or by the Company. The unrelated third-party is the legal obligor in most of the areas they administer and accordingly bears all performance obligations and risk of loss related to the service plans sold in such areas. In these areas, Staples recognizes a net commission revenue at the time of sale for the service plans. In certain areas where Staples is the legal obligor, the revenues associated with the sale are deferred and recognized over the life of the service contract, which is typically one to five years.

Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Cost of Goods Sold and Occupancy Costs: Cost of goods sold and occupancy costs includes the costs of merchandise sold, inbound and outbound freight, receiving and distribution, and store and distribution center occupancy (including real estate taxes and common area maintenance).

Shipping and Handling Costs: All shipping and handling costs are included as a component of cost of goods sold and occupancy costs.

Selling, General and Administrative Expenses: Selling, general and administrative expenses include payroll, advertising and other operating expenses for the Company's stores and delivery operations not included in cost of goods sold and occupancy costs.

Advertising: Staples expenses the costs of producing an advertisement the first time the advertising takes place, except for the cost of direct response advertising, primarily catalog production costs, which are capitalized and amortized over their expected period of future benefits (i.e., the life of the catalog). Direct catalog production costs included in prepaid and other assets totaled $19.5 million at January 28, 2012 and $18.7 million at January 29, 2011. The cost of communicating an advertisement is expensed when the communication occurs. Total advertising and marketing expense was $582.6 million, $560.5 million and $553.5 million for 2011, 2010 and 2009, respectively.

Integration and Restructuring Costs: Prior to 2011, the Company separately tracked the integration and restructuring costs associated with the July 2008 acquisition of Corporate Express N.V. ("Corporate Express"), a Dutch office products distributor with operations in North America, Europe and Australia through a tender offer of all of its outstanding capital stock. The integration and restructuring costs represented the integration of Corporate Express with the Company's pre-existing business and the consolidation of certain operations of the combined Company. In 2011, the Company ceased tracking integration and restructuring costs as the status of the integration made it difficult to accurately isolate such costs.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with ASC Topics 505 and 718. Stock-based compensation for stock options is measured based on the estimated fair value of each award on the date of grant using a binomial valuation model. Stock-based compensation for restricted shares is measured based on the closing market price of the Company's common stock price on the date of grant, less the present value of dividends expected to be paid on the underlying shares but foregone during the vesting period. The Company recognizes stock-based compensation costs as expense on a straight-line basis over the requisite service period.

Pension and Other Post-Retirement Benefits: The Company maintains pension and post-retirement life insurance plans for certain employees globally. These plans include significant obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and inflation. The Company also makes assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases. These assumptions are evaluated annually.

Foreign Currency: The assets and liabilities of Staples' foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders' equity. Foreign currency transaction gains and losses relate to the settlement of assets or liabilities in another currency. Foreign currency transaction gains (losses) were $0.5 million, $(7.6) million and $5.7 million for 2011, 2010 and 2009, respectively. These amounts are included in other income (expense).

Derivative Instruments and Hedging Activities: The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments that qualify for hedge accounting are recorded in stockholders' equity as a component of accumulated other comprehensive income or as an adjustment to the carrying value of the hedged item. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings.

Accounting for Income Taxes: Deferred income tax assets and liabilities are determined based on the differences between

financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. Additionally, deferred income tax assets and liabilities are separated into current and non-current amounts based on the classification of the related assets and liabilities for financial reporting purposes.

The Company accounts for uncertain tax provisions in accordance ASC Topic 740 (Income Taxes). These provisions require companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any benefit can be recorded in the financial statements. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

New Accounting Pronouncements: In October 2009, a pronouncement was issued that amended the rules on revenue recognition for multiple-deliverable revenue arrangements. This amendment eliminated the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method (ASC Topic 605). This pronouncement establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. In addition, this pronouncement expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This pronouncement is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The Company adopted this pronouncement as of January 30, 2011, on a prospective basis. The impact of adopting this new accounting standard was not material to the Company's financial statements in 2011, and if it were applied in the same manner to fiscal 2010, it would not have had a material impact on revenue for 2010. The Company does not expect the adoption of this new accounting standard to have a significant impact on the timing and pattern of revenue recognition in the future due to the limited number of multiple element arrangements.

In December 2010, a pronouncement was issued that modified the process used to test goodwill for impairment. The pronouncement impacted reporting units with zero or negative carrying amounts and required an additional test to be performed to determine whether goodwill has been impaired and to calculate the amount of that impairment. This amendment is effective for fiscal years beginning after December 15, 2010. The Company adopted this pronouncement as of January 30, 2011. Since none of the Company's reporting units had zero or negative carrying amounts, this pronouncement had no impact on the Company's financial position and results of operations in 2011.

In May 2011, a pronouncement was issued providing consistent definitions and disclosure requirements of fair value with respect to U.S. GAAP and International Financial Reporting Standards. The pronouncement changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for Level 3 measurements. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. The Company is currently evaluating the potential impact, if any, the adoption of this pronouncement will have on its consolidated financial condition, results of operations or cash flows.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Furthermore, regardless of the presentation methodology elected, the issuer will be required to present on the face of the financial statements a reclassification adjustment for items that are reclassified from other comprehensive income to net income. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. As this pronouncement relates to disclosure only, the adoption will not have a material impact on the Company's consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows the entity to perform an initial qualitative assessment to determine whether it is "more likely than not" that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to reporting units and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of this new accounting standard to have a significant impact on its consolidated financial position, results of operations or cash flows.

In December 2011, a pronouncement was issued that amended the guidance related to the disclosure of recognized financial instruments and derivative instruments that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The amended provisions are effective for fiscal years beginning on or after January 1, 2013, and are required to be applied retrospectively for all prior periods presented. As this pronouncement relates to disclosure only,

the adoption of this amendment will not have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

NOTE B—Business Combinations and Acquisition of Noncontrolling Interest

ASC Topic 805 ("Business Combinations") requires that companies record acquisitions using the acquisition method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and identifiable intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Purchased intangibles with finite lives are amortized over their respective useful lives.

In July 2008, Staples acquired more than 99% of the capital stock of Corporate Express. With the acquisition of Corporate Express, the Company became approximately a 59% shareholder of Corporate Express Australia Limited ("Corporate Express Australia"), a public company traded on the Australian Securities Exchange. The Corporate Express results are reported in Staples' North American Delivery and International Operations for segment reporting.

In March 2010, the Company announced that it had made an offer to acquire all of the noncontrolling interest in Corporate Express Australia for cash consideration of AUD $5.60 per share (the "Offer"). In July 2010, the Company declared the Offer unconditional, and in September 2010, through a compulsory acquisition process, the Company acquired the final outstanding shares, bringing the Company's ownership of this business to 100% for an aggregate purchase price of approximately AUD $407 million (approximately $361 million).

The Company also worked diligently to acquire the remaining capital stock of Corporate Express by means of a compulsory judicial "squeeze out" procedure in accordance with the Dutch Civil Code. However, in October 2011, after a long and cumbersome process, Staples withdrew the squeeze out proceedings. Subsequent to the withdrawal of these proceedings, the Company paid an aggregate of €7.5 million (approximately $10.0 million) to acquire additional shares in Corporate Express, bringing its current ownership to approximately 99.7%.

The purchases of the additional shares in 2010 and 2011 were accounted for in accordance with ASC Topic 810, "Noncontrolling Interest in Consolidated Financial Statements," as an equity transaction, by adjusting the carrying amount of the noncontrolling interest to reflect the change in the Company's ownership interest in Corporate Express and Corporate Express Australia. The purchase of the noncontrolling interest is reflected as a financing cash outflow in the consolidated statement of cash flows.

In July 2010, the Company entered the Finnish market, acquiring Oy Lindell AB ("Lindell"), a Finnish office products distributor. The aggregate cash purchase price was €31 million (approximately $39 million based on foreign exchange rates on the acquisition date), net of cash acquired. As a result of this acquisition, the Company recorded goodwill of $16.4 million and $4.3 million of intangible assets, which are being amortized on a straight line basis over their weighted-average estimated lives of 5 years. The goodwill and intangible assets were allocated to the International Operations segment. None of the goodwill is deductible for tax purposes.

NOTE C—Acquisition Reserves

In connection with the Company's acquisition of Corporate Express, acquisition reserves of $181.0 million were established. The activity related to this reserve (in thousands) for fiscal 2010 and 2011 is as follows:

	Balance as of January 30, 2010	Utilization	Foreign Exchange Fluctuations	Balance as of January 29, 2011
Transaction costs	$ 807	$ (264)	$ —	$ 543
Severance	28,843	(16,206)	(844)	11,793
Facility closures	28,390	(7,973)	(130)	20,287
Other	10,759	(1,172)	(243)	9,344
Total	$ 68,799	$ (25,615)	$ (1,217)	$ 41,967

	Balance as of January 29, 2011	Utilization	Adjustments	Foreign Exchange Fluctuations	Balance as of January 28, 2012
Transaction costs	$ 543	$ (119)	$ (424)	$ —	$ —
Severance	11,793	(3,911)	(5,231)	(960)	1,691
Facility closures	20,287	(3,898)	(600)	(28)	15,761
Other	9,344	(699)	(2,180)	(125)	6,340
Total	$ 41,967	$ (8,627)	$ (8,435)	$ (1,113)	$ 23,792

The majority of the reserves have been substantially utilized by the end of fiscal year 2011, with the exception of certain payments related to facility closures that will be made over the remaining lease terms and certain other obligations related to the integration of the business.

NOTE D—Accrued Expenses and Other Current Liabilities

The major components of accrued liabilities are as follows (in thousands):

	January 28, 2012	January 29, 2011
Taxes	$ 320,861	$ 258,518
Employee related	402,058	420,598
Acquisition and restructuring reserves	49,549	82,144
Advertising and marketing	101,023	109,383
Other	541,230	627,208
Total	$ 1,414,721	$ 1,497,851

NOTE E—Debt and Credit Agreements

The major components of the Company's outstanding debt are as follows (in thousands):

	January 28, 2012	January 29, 2011
April 2011 Notes	$ —	$ 500,000
October 2012 Notes	332,617	325,000
January 2014 Notes	1,525,003	1,500,000
Lines of credit	170,745	218,689
Capital lease obligations and other notes payable	9,815	13,701
	2,038,180	2,557,390
Fair value adjustments on hedged debt	—	44,373
Less: Current portion	(439,143)	(587,356)
Net long-term debt	$ 1,599,037	$ 2,014,407

Aggregate annual maturities of long-term debt and capital lease obligations are as follows (in thousands):

Fiscal Year:	Total
2012	$ 439,143
2013	1,596,980
2014	620
2015	416
2016	316
Thereafter	705
	$ 2,038,180

Future minimum lease payments under capital leases of $1.4 million are included in aggregate annual maturities shown above. Staples entered into no new capital lease obligations in 2011 or 2010

Interest paid by Staples totaled $184.5 million, $210.9 million and $217.5 million for 2011, 2010 and 2009, respectively. There was no interest capitalized in 2011, 2010 or 2009.

April 2011 Notes: The Company repaid in full the $500 million, 7.75% notes (the "April 2011 Notes") on the maturity date, April 1, 2011. The Company originally entered into the April 2011 Notes on March 27, 2009.

October 2012 Notes: On September 30, 2002, Staples issued $325 million aggregate principal amount of notes due October 1, 2012, with a fixed interest rate of 7.375% payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2003. In January 2003, Staples entered into an interest rate swap agreement to turn the October 2012 Notes into variable rate obligations, and the swap agreement was subsequently terminated in September 2011 (see Note F). The Company's obligations under the October 2012 Notes are unconditionally guaranteed on an unsecured, unsubordinated basis by the Staples the Office Superstore, LLC, Staples the Office Superstore, East Inc., Staples Contract & Commercial, Inc. and Staples the Office Superstore Limited Partnership (collectively, the "Guarantor Subsidiaries").

January 2014 Notes: On January 15, 2009, Staples issued $1.5 billion aggregate principal amount of notes due January 15, 2014, with a fixed interest rate of 9.75% payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2009. From the sale of the January 2014 Notes, the Company received net proceeds, after the underwriting discount and estimated fees and expenses of $1.49 billion. In March 2010, Staples entered into an interest rate swap agreement to turn half of the January 2014 Notes into variable rate obligations, and the swap agreement was subsequently terminated in September 2011 (see Note F). The Company's obligations under the January 2014 Notes are unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor Subsidiaries.

Revolving Credit Facility: On November 4, 2010, Staples entered into a new credit agreement (the "November 2014 Revolving Credit Facility") with Bank of America, N.A, as Administrative Agent and other lending institutions named therein. The November 2014 Revolving Credit Facility replaced the Amended and Restated Revolving Credit Agreement dated as of October 13, 2006, as amended, which provided for a maximum borrowing of $750 million and was due to expire in October 2011 (the "Prior Revolving Credit Facility"). As of January 28, 2012, no borrowings were outstanding under the November 2014 Revolving Credit Agreement, resulting in $1.0 billion of availability under this agreement.

The November 2014 Revolving Credit Facility provides for a maximum borrowing of $1.0 billion which, pursuant to an accordion feature, may be increased to $1.5 billion upon the request of the Company and the agreement of the lenders participating in the increase. Borrowings made pursuant to the November 2014 Revolving Credit Facility may be syndicated loans, swing line loans, multicurrency loans, or letters of credit, the combined sum of which may not exceed the maximum borrowing amount. Borrowings made pursuant to the November 2014 Revolving Credit Facility will bear interest at various interest rates, depending on the type of borrowing, plus a percentage spread based on Staples' credit rating and fixed charge coverage ratio. Under the November 2014 Revolving Credit Facility, Staples agree to pay a facility fee at rates that range from 0.15% to 0.35% per annum depending on its credit rating and fixed charge coverage ratio. Amounts borrowed under the November 2014 Revolving Credit Facility may be borrowed, repaid, and reborrowed from time to time until November 4, 2014.

The November 2014 Revolving Credit Facility is unsecured and ranks pari passu with Staples' public notes and other indebtedness and contains customary affirmative and negative covenants for credit facilities of this type. The November 2014 Revolving Credit Facility also contains financial covenants that require Staples to maintain a minimum fixed charge coverage ratio and a maximum adjusted funded debt to total capitalization ratio. The borrowings under the November 2014 Revolving Credit Facility are unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor Subsidiaries.

Commercial Paper Program: The Company has a commercial paper program ("Commercial Paper Program") that allows the Company to issue up to $1.0 billion of unsecured commercial paper notes ("Notes") from time to time. The November 2014 Revolving Credit Facility serves as a backstop to the Commercial Paper Program. Under the Commercial Paper Program, the Company uses the proceeds from the Notes for general purposes, including working capital, capital expenditures, acquisitions and share repurchases. Maturities of the Notes vary but may not exceed 397 days from the date of issue. The Notes bear such interest rates, if interest bearing, or will be sold at such discount from their face amounts, as agreed upon from time to time by the dealers under the Commercial Paper Program and the Company. The payments under the Commercial Paper Program are unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor Subsidiaries. The Commercial Paper Program contains customary events of default with corresponding grace periods. On June 2, 2011, the Company resumed the issuance of Notes under the Commercial Paper Program. During 2011, the Company borrowed under its Commercial Paper Program to support its seasonal cash requirements and stock buyback programs. From June 2, 2011 through the end of commercial paper usage, the weighted average amount outstanding under the Commercial Paper Program was $150.0 million, with a weighted-average interest rate of 0.3%. At the end of 2011, there were no outstanding borrowings under the Commercial Paper Program. The maximum amount outstanding under the Commercial Paper Program during 2011 was $345.0 million.

Other Lines of Credit: The Company had $373.1 million in borrowing capacity under various other lines of credit as of

January 28, 2012 with outstanding borrowings of $170.7 million, leaving $202.4 million of available credit at that date.

There were no instances of default during 2011 under any of the Company's debt agreements.

Deferred Financing Fees

In connection with the issuance of certain debt instruments, the Company incurred financing fees which are being amortized over the terms of the related debt instruments. Amortization of the financing fees is classified as interest expense. Deferred financing fees amortized to interest expense were $4.2 million, $6.3 million and $7.9 million for 2011, 2010 and 2009, respectively. At January 28, 2012, unamortized financing fees of $0.4 million were included in prepaid expenses and other current assets and unamortized fees of $7.5 million were included in other assets. At January 29, 2011, unamortized financing fees of $0.2 million were included in prepaid expenses and other current assets and unamortized fees of $11.9 million were included in other assets.

NOTE F—Derivative Instruments and Hedging Activities

Staples uses interest rate swap agreements, foreign currency swap and foreign currency forward agreements to offset certain operational and balance sheet exposures related to changes in interest or foreign exchange rates. These agreements are entered into to support transactions made in the normal course of business and accordingly are not speculative in nature. These derivatives qualify for hedge accounting treatment as the derivatives have been highly effective in offsetting changes in fair value of the hedged items.

All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item in earnings. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of accumulated other comprehensive income (loss) until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable of occurring. If a derivative or a nonderivative financial instrument is designated as a hedge of the Company's net investment in a foreign subsidiary, then changes in the fair value of the financial instrument are recognized as a component of accumulated other comprehensive income (loss) to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. The Company formally documents all hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. There are no amounts excluded from the assessment of hedge effectiveness.

The Company classifies the fair value of all derivative contracts and the fair value of its hedged firm commitments as either current or long-term depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. The cash flows from derivatives treated as hedges are classified in the Company's consolidated statement of cash flows in the same category as the item being hedged.

Interest Rate Swaps: In January 2003, Staples entered into interest rate swaps for an aggregate notional amount of $325 million. These swaps were designed as a fair value hedge and designed to convert the October 2012 Notes into a variable rate obligation. At January 29, 2011, the interest rate swap agreement had a fair value gain of $23.0 million, which was included in other assets. In September 2011, the Company terminated the $325 million interest rate swaps, realizing a gain of $12.4 million, which is being amortized over the remaining term of the October 2012 Notes. No amounts were included in the consolidated statement of income for 2011, 2010 or 2009 related to ineffectiveness associated with this fair value hedge.

In March 2010, Staples entered into interest rate swaps for an aggregate notional amount of $750 million. These swaps were designated as a fair value hedge and designed to convert half of the aggregate principal amount of the January 2014 Notes into a variable rate obligation. At January 29, 2011 the interest rate swap agreement had a fair value gain of $21.4 million which was included in other assets. In September 2011, the Company terminated the $750 million interest rate swaps, realizing a gain of $30.3 million, which is being amortized over the remaining term of the January 2014 Notes. No amounts were included in the consolidated statement of income for 2011 or 2010 related to the ineffectiveness associated with this fair value hedge.

In connection with Staples' acquisition of Corporate Express, the Company assumed interest rate swaps designed to convert Corporate Express' variable rate credit facilities into fixed rate obligations. In May 2011, the Company repaid the outstanding balance on these variable rate credit facilities and terminated the related interest rate swap agreements. As a result, $0.3 million was recognized as a loss related to the termination of these interest rate swap agreements.

Foreign Currency Swaps and Foreign Currency Forwards: In August 2007, the Company entered into a $300.0 million foreign currency swap that has been designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries. Staples, upon maturity of the agreement in October 2012, will be entitled to receive $300.0 million and will be obligated to pay 316.2 million Canadian dollars. Staples will also be entitled to receive quarterly interest payments on

$300.0 million at a fixed rate of 5.28% and will be obligated to make quarterly interest payments on 316.2 million Canadian dollars at a fixed rate of 5.17%. At January 28, 2012 and January 29, 2011, the currency swap had aggregate fair value losses of $14.4 million and $11.0 million, respectively, which was included in other long-term obligations. No amounts were included in the consolidated statement of income for 2011, 2010 or 2009 related to ineffectiveness associated with this net investment hedge.

In May 2011, the Company entered into a foreign currency swap designed to convert a 75 million intercompany loan denominated in Australian dollars into a fixed Euro amount. The intercompany loan had a fixed interest rate of 6.65%. The agreement was accounted for as a cash flow hedge. Upon maturity of the agreement in August 2011, Staples paid AUD 76.4 million and recognized a gain of $0.9 million.

In August 2011, the Company entered into a foreign currency swap designed to convert a 75 million intercompany loan denominated in Australian dollars into a fixed Euro amount. The intercompany loan had a fixed interest rate of 6.65%. The agreement was accounted for as a fair value hedge. Upon maturity of the agreement on October 31, 2011, Staples paid AUD 76.4 million and recognized a loss of $4.1 million.

In October 2011, the Company entered into a foreign currency swap designed to convert a 118.3 million intercompany loan denominated in Canadian dollars into a fixed U.S. dollar amount. The intercompany loan had a fixed interest rate of 1.8%. The agreement was accounted for as a fair value hedge. Upon maturity of the agreement in December 2011, Staples paid $112.1 million and recognized a gain of $2.2 million.

In October 2011, the Company entered into a foreign currency swap designed to convert a 79.5 million intercompany loan denominated in Canadian dollars into a fixed Euro amount. The intercompany loan had a fixed interest rate of 1.32%. The agreement was accounted for as a fair value hedge. Upon maturity of the agreement in December 2011, Staples paid 79.5 million Canadian dollars and recognized a loss of $2.1 million.

In December 2011, the Company entered into a foreign currency forward designed to convert a series of intercompany loans denominated in Canadian dollars into a fixed U.S. dollar amount. The loans total 750 million Canadian dollars in the aggregate and are scheduled to mature at various dates between October 2012 and October 2013. Staples, upon full maturity of the agreements, will collect $720.0 million U.S. dollars. The forward agreements are being accounted for as a fair value hedge. At January 28, 2012, the foreign currency forward had an aggregate fair value loss of $22.0 million, which was included in other long-term obligations. The effective portion of this hedge is included as a component of other income (expense). No amounts were included in the condensed consolidated statement of income for 2011 related to ineffectiveness associated with this fair value hedge.

NOTE G—Accumulated Other Comprehensive Loss

Amounts included in accumulated other comprehensive loss for the Company's derivative instruments and minimum pension and other post-retirement liabilities are recorded net of the related income tax effects. The following table details the composition of accumulated other comprehensive loss for 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Foreign currency translation adjustments	$ (156,627)	$ 37,158	$ 36,825
Derivative instruments (net of taxes)	(5,712)	(4,207)	5,836
Deferred benefit costs (net of taxes)	(157,404)	(129,884)	(131,998)
Total	$ (319,743)	$ (96,933)	$ (89,337)

NOTE H—Commitments and Contingencies

Staples leases certain retail and support facilities under long-term non-cancelable lease agreements. Most lease agreements contain renewal options and rent escalation clauses and, in some cases, allow termination within a certain number of years with notice and a fixed payment. Certain agreements provide for contingent rental payments based on sales.

Other long-term obligations at January 28, 2012 include $122.6 million relating to future rent escalation clauses and lease incentives under certain existing store operating lease arrangements. These rent obligations are recognized on a straight-line basis over the respective terms of the leases. Future minimum lease commitments due for retail and support facilities (including lease commitments for 37 retail stores not yet opened at January 28, 2012) and equipment leases under non-cancelable operating leases are as follows (in thousands):

Fiscal Year:	Total
2012	$ 867,147
2013	774,273
2014	664,264
2015	557,642
2016	454,235
Thereafter	1,269,073
	$ 4,586,634

Future minimum lease commitments do not include $31.9 million of minimum rentals due under non-cancelable subleases.

Rent expense was $839.6 million, $829.4 million and $834.3 million for 2011, 2010 and 2009, respectively.

As of January 28, 2012, Staples had purchase obligations of $488.9 million. Many of the Company's purchase commitments, including intercompany commitments, may be canceled by the Company without advance notice or payment, and accordingly the Company has excluded such commitments from the following schedule. Contracts that may be terminated by the Company without cause or penalty, but that require advance notice for termination, are valued on the basis of an estimate of what the Company would owe under the contract upon providing notice of termination. Such purchase obligations will arise as follows (in thousands):

Fiscal Year:	Total
2012	$ 369,143
2013 through 2014	49,588
2015 through 2016	18,755
Thereafter	51,435
	$ 488,921

Letters of credit are issued by Staples during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of January 28, 2012, Staples had open standby letters of credit totaling $147.8 million.

The Company has become the subject of several class action lawsuits filed in various states, where the plaintiffs alleged the Company failed to comply with federal and state overtime laws and that it failed to pay them overtime because assistant store managers were misclassified as exempt from overtime pay. In January 2010, the Company and the attorneys for the plaintiffs jointly announced a settlement of these suits recording a charge of $42.0 million, including interest, class counsel's attorney's fees and a previous jury verdict obtained in February 2009 for one of these class action lawsuits. Under the terms of the settlement, the Company does not admit to any wrongdoing in connection with misclassification and resolves claims for damages as far back as 2002 that cover approximately 5,500 current and former associates.

In connection with the 1991 acquisition of Agena S.A., Corporate Express initiated legal proceedings against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who certified the acquisition balance sheet. Corporate Express claimed damages totaling €134.0 million plus interest and fees. In October 2010, the Commercial Court in France issued its judgment in this case and did not award any of the claimed damages to Corporate Express. The Company is currently appealing the judgment.

Staples has a contractual dispute with Corely S.C./Lyreco S.A.S., as a result of acquiring Corporate Express. Prior to Staples' acquisition of Corporate Express, Corporate Express and Corely/Lyreco entered into an agreement that required Corporate Express to pay €30.0 million to Corely/Lyreco in the event that the merger between Corporate Express and Corely/Lyreco was not completed as a result of Staples' acquisition of Corporate Express. Upon Staples' acquisition of Corporate Express, Corporate Express paid the €30.0 million to Corely/Lyreco. Corely/Lyreco is seeking through arbitration to have Staples gross up this payment to cover the corporate income taxes it incurred as a result of the payment, which Corely/Lyreco claims is approximately €12.0 million plus interest and legal fees. Staples believes that it has meritorious defenses to this contractual dispute. However, there is a reasonable possibility that the arbitral tribunal could rule against Staples and require Staples to pay a portion or all of the corporate taxes incurred by Corely/Lyreco as a result of the payment.

At the time the Corporate Express tender offer was fully settled on July 23, 2008, Staples had acquired more than 99% of the outstanding capital stock of Corporate Express. Staples worked diligently to acquire the remaining capital stock of Corporate Express by means of a compulsory judicial "squeeze out" procedure in accordance with the Dutch Civil Code. This squeeze out process turned out to be a long and cumbersome process, and in October 2011, Staples withdrew the squeeze out proceedings. Any additional payments Staples makes to purchase the remaining outstanding capital stock will be recorded in equity pursuant

to ASC Topic 810, "Noncontrolling Interest in Consolidated Financial Instruments."

In addition, from time to time, the Company is involved in litigation arising from the operation of its business that is considered routine and incidental to its business. The Company does not expect the results of any of these actions to have a material adverse effect on its business, results of operations or financial condition.

NOTE I—Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate tax effect of the significant components of Staples' deferred tax assets and liabilities are as follows (in thousands):

	January 28, 2012	January 29, 2011
Deferred income tax assets:		
Deferred rent	$ 46,446	$ 49,256
Foreign tax credit carryforwards	90,730	109,913
Net operating loss carryforwards	313,732	402,136
Capital loss carryforwards	18,598	20,110
Employee benefits	126,632	125,466
Merger related charges	15,072	20,044
Inventory	42,556	52,604
Insurance	39,375	35,891
Deferred revenue	82,724	26,672
Depreciation	32,887	45,362
Unrealized loss on hedge instruments	6,028	4,629
Other—net	77,925	78,786
Total deferred income tax assets	892,705	970,869
Total valuation allowance	(307,616)	(331,567)
Net deferred income tax assets	$ 585,089	$ 639,302
Deferred income tax liabilities:		
Intangibles	$ (148,601)	$ (200,901)
Other—net	(4,616)	(3,308)
Total deferred income tax liabilities	(153,217)	(204,209)
Net deferred income tax assets	$ 431,872	$ 435,093

The deferred tax asset from tax loss carryforwards of $313.7 million represents approximately $1.16 billion of net operating loss carryforwards, $639.9 million of which are subject to expiration beginning in 2012. The remainder has an indefinite carryforward period. The deferred tax asset from foreign tax credit carryforwards of $90.7 million is subject to expiration beginning in 2015. The valuation allowance decreased by $24.0 million during 2011, primarily due to utilization of certain foreign net operating losses.

For financial reporting purposes, consolidated income before income taxes includes the following components (in thousands):

	2011	2010	2009
Pretax income:			
United States	$ 1,009,979	$ 877,936	$ 728,765
Foreign	449,162	478,659	427,129
	$ 1,459,141	$ 1,356,595	$ 1,155,894

The provision for income taxes consists of the following (in thousands):

	2011	2010	2009
Current tax expense:			
Federal	$ 253,078	$ 142,282	$ 329,809
State	59,877	49,797	42,547
Foreign	155,647	103,317	116,180
Deferred tax expense (benefit):			
Federal	75,233	141,103	(63,494)
State	(4,666)	6,329	(8,191)
Foreign	(63,861)	25,198	(18,068)
Total income tax expense	$ 475,308	$ 468,026	$ 398,783

A reconciliation of the federal statutory tax rate to Staples' effective tax rate on net income is as follows:

	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State effective rate, net of federal benefit	2.6	3.3	2.9
Effect of foreign taxes	(4.6)	(5.5)	(3.4)
Tax credits	(0.5)	(0.4)	(0.7)
Italian tax refund (previously deemed uncollectible)	(1.4)	—	—
Other	1.5	2.1	0.7
Effective tax rate	32.6%	34.5%	34.5%

The effective tax rate in any year is impacted by the geographic mix of earnings. Additionally, certain foreign operations are subject to both U.S. and foreign income tax regulations, and as a result, income before tax by location and the components of income tax expense by taxing jurisdiction are not directly related.

The tax impact of the unrealized gain or loss on instruments designated as hedges of net investments in foreign subsidiaries is reported in accumulated other comprehensive loss in stockholders' equity.

The Company operates in multiple jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years. In the Company's opinion, an adequate provision for income taxes has been made for all years subject to audit.

Income tax payments were $308.9 million, $404.9 million and $236.1 million during 2011, 2010 and 2009, respectively.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $896.6 million, net of the noncontrolling interest, because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Uncertain Tax Positions

At January 28, 2012, the Company had $250.4 million of gross unrecognized tax benefits, of which $247.6 million, if recognized, would affect the Company's tax rate. At January 29, 2011, the Company had $254.2 million of gross unrecognized tax benefits, of which $209.5 million, if recognized, would affect the Company's tax rate. The Company does not reasonably expect any material changes to the estimated amount of liability associated with its uncertain tax positions through fiscal 2012.

The following summarizes the activity related to our unrecognized tax benefits (in thousands):

	2011	2010	2009
Balance at beginning of fiscal year	$ 254,167	$ 264,277	$ 222,892
Additions for tax positions related to current year	48,032	25,876	47,354
Additions (reductions) for tax positions of prior years	15,361	(9,983)	15,422
Reduction for Statute of Limitations Expiration	(13,441)	(19,840)	(20,802)
Settlements	(53,722)	(6,163)	(589)
Balance at end of fiscal year	$ 250,397	$ 254,167	$ 264,277

The change in uncertain tax positions during 2011 for settlement primarily relates to reductions in deferred tax assets against which a tax reserve had been maintained and had no impact on the overall effective tax rate.

Staples is subject to U.S. federal income tax, as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2007. All material state, local and foreign income tax matters for years through 2002 have been substantially concluded.

Staples' continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had $32.7 million and $30.1 million accrued for gross interest and penalties as of January 28, 2012 and January 29, 2011, respectively.

NOTE J—Equity Based Employee Benefit Plans

Staples offers its associates share ownership through certain equity based employee benefit plans, including the Amended and Restated 1998 Employee Stock Purchase Plan and the Amended and Restated International Employee Stock Purchase Plan (collectively the "Employee Stock Purchase Plans") and the Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan").

In connection with certain equity based employee benefit plans, Staples included approximately $151.8 million, $146.9 million and $174.7 million in compensation expense for 2011, 2010 and 2009, respectively. The excess income tax benefit related to stock-based compensation was $1.8 million for 2011 and $8.8 million for 2009. There was no excess income tax benefit related to stock-based compensation for 2010. As of January 28, 2012, Staples had $186.5 million of unamortized stock-based compensation costs related to non-qualified stock options, restricted stock and restricted stock units, which will be expensed through August 2015.

Employee Stock Purchase Plans

In December 2011, the Company adopted the 2012 Employee Stock Purchase Plan, subject to shareholder approval, which authorizes a total of up to approximately 15.0 million shares of common stock to be sold to participating employees. Under this plan, participating employees may purchase shares of common stock at 85% of its fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's annual base compensation.

Stock Award Plans

The 2004 Plan was implemented in July 2004 and replaced the amended and restated 1992 Equity Incentive Plan (the "1992 Plan") and the amended and restated 1990 Director Stock Option Plan (the "1990 Plan"). Unexercised options under both the 1992 Plan and the 1990 Plan remain outstanding. Under the 2004 Plan, Staples may issue up to 97.4 million shares of common stock to management and employees using various forms of awards, including, restricted stock and restricted stock units (collectively, "Restricted Shares"), nonqualified stock options and performance shares. The Restricted Shares are restricted in that they are non transferable (i.e. may not be sold until they vest). The nonqualified stock options cannot be exercised until they vest. Vesting of Restricted Shares and nonqualified stock options occurs over different periods depending on the terms of the individual award. Options outstanding under the Company's plans have an exercise price equal to the fair market value of the common stock on the date of grant. Options outstanding are exercisable at various percentages of the total shares subject to the option starting one year after the grant. All options expire ten years after the grant date, subject to earlier termination in the event of employment termination.

Stock Options

Information with respect to stock options granted under the above plans is as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (1) (in thousands)
Outstanding at January 29, 2011	44,813,257	$ 19.86		
Granted	6,086,065	15.90		
Exercised	(3,251,293)	11.31		
Canceled	(1,652,681)	21.27		
Outstanding at January 28, 2012	45,995,348	$ 19.89	5.35	$ 18,713
Exercisable at January 28, 2012	32,768,260	$ 20.51	4.11	$ 18,103
Vested or expected to vest at January 28, 2012	44,393,242	$ 19.94	5.25	$ 18,711

(1) The intrinsic value of the nonqualified stock options is the amount by which the market value of the underlying stock exceeds the exercise price of an option.

The total intrinsic value of options exercised during 2011, 2010 and 2009 were $14.6 million, $24.0 million and $60.8 million, respectively.

The weighted-average fair values of options and employee stock purchase plan shares granted during 2011, 2010 and 2009 were $3.58, $4.75 and $5.57, respectively.

For stock options granted on or after May 1, 2005, the fair value of each award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate and risk free interest rate. However, in addition, the binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

The fair value of options granted in each year was estimated at the date of grant using the following weighted-average assumptions:

	2011	2010	2009
Risk free interest rate	2.1%	2.3%	2.1%
Expected dividend yield	1.4%	1.3%	1.1%
Expected stock volatility	28%	31%	35%
Expected life of options	5.5 years	5.4 years	5.3 years

The expected stock volatility factor was calculated using an average of historical and implied volatility measures to reflect the different periods in the Company's history that would impact the value of the stock options granted to employees. The fair value of stock options is expensed over the applicable vesting period using the straight line method.

Restricted Shares

Beginning in fiscal 2006, the Company began issuing Restricted Shares to employees and directors as part of its regular equity compensation program. All shares underlying awards of Restricted Shares are restricted in that they are not transferable (i.e., they may not be sold) until they vest. Subject to limited exceptions, if the employees who received the Restricted Shares leave Staples prior to the vesting date for any reason, the Restricted Shares will be forfeited and returned to Staples. The fair value of restricted shares is expensed over the applicable vesting period using the straight line method. The following table summarizes the Company's grants of Restricted Shares in 2011:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at January 29, 2011	14,271,158	$ 20.62
Granted	8,377,845	15.93
Vested	(4,519,697)	21.72
Canceled	(1,330,044)	18.78
Nonvested at January 28, 2012	16,799,262	$ 18.13

The total market value of Restricted Shares vested during 2011, 2010 and 2009 was $73.3 million, $96.5 million and $94.9 million, respectively.

Performance Shares

In fiscal 2006, the Company began granting performance shares which are restricted stock awards whose underlying shares are paid out and issued to the recipient only if the Company meets minimum performance targets. Some of these awards are subject to additional vesting requirements. For the 2009 performance share awards, payouts were based on 2009 earnings per share performance. The Company met the performance target that was established in 2009 and 0.5 million shares were awarded in March 2010, subject to vesting over a three year period.

In 2010, the Company switched from granting annual performance share awards and introduced a performance based long term cash incentive plan based on meeting minimum performance targets. The expense associated with these 2010 and 2011 awards is reflected as part of selling, general and administrative expense.

Although not a part of the annual grant cycle, in July 2010 the Company granted special performance shares totaling 0.6 million at target at $19.27 per share. These awards will payout only if the Company meets minimum performance objectives, which will be established in each year of a three year performance cycle. One-third of the target award will be applied as a target amount for each of the fiscal years within the performance cycle. No payout will occur until the completion of the three year performance cycle. Any shares that are paid out will also be subject to additional vesting requirements.

For fiscal year 2011 and 2010, 58% and 93% of the target shares were earned based on the extent to which the 2011 and 2010 objective were achieved.

Shares Available for Issuance

At January 28, 2012, 60.7 million shares of common stock were reserved for issuance under Staples' 2004 Plan, 401(k) Plan and employee stock purchase plans.

NOTE K—Pension and Other Retirement Plans

In connection with the acquisition of Corporate Express, Staples assumed the obligations under the pension plans Corporate Express sponsored. The pension plans cover certain employees in Europe and the United States. The benefits due to U.S. plan participants are frozen. A number of the defined benefit plans outside the U.S. are funded with plan assets that have been segregated in trusts. Contributions are made to these trusts, as necessary, to meet legal and other requirements.

In August 2010, the Company began sponsoring an unfunded post-retirement life insurance benefit plan, which provides benefits to eligible U.S. executives based on earnings, years of service and age at termination of employment.

The following table presents a summary of the total projected benefit obligation for the pension plans, the fair value of plan assets and the associated funded status recorded in the consolidated balance sheet at January 28, 2012 and January 29, 2011 (in thousands):

	January 28, 2012			January 29, 2011		
	Projected Benefit Obligations	Fair Value of Plan Assets	Funded Status	Projected Benefit Obligations	Fair Value of Plan Assets	Funded Status
Overfunded Plans:						
International Plans	$ (779,248)	$ 962,428	$ 183,180	$ (780,928)	$ 963,404	$ 182,476
Total Overfunded Plans	$ (779,248)	$ 962,428	$ 183,180	$ (780,928)	$ 963,404	$ 182,476
Underfunded Plans:						
U.S. Plans	$ (38,618)	$ 29,640	$ (8,978)	$ (33,431)	$ 28,451	$ (4,980)
International Plans	(136,542)	102,241	(34,301)	(130,314)	99,415	(30,899)
Total Underfunded Plans	$ (175,160)	$ 131,881	$ (43,279)	$ (163,745)	$ 127,866	$ (35,879)

The following tables present a summary of the total net cost recorded in the consolidated statement of income for the pension and post-retirement life insurance benefit plans for 2011, 2010 and 2009 (in thousands):

	2011			Post-retirement Benefit Plan
	Pension Plans			
	U.S. Plans	International Plans	Total	Total
Service cost	$ —	$ 9,987	$ 9,987	$ 1,765
Interest cost	1,864	42,934	44,798	1,479
Expected return on plan assets	(1,686)	(58,903)	(60,589)	—
Amortization of actuarial losses	—	1,461	1,461	1,716
Net periodic pension expense (income)	$ 178	$ (4,521)	$ (4,343)	$ 4,960

	2010			Post-retirement Benefit Plan
	Pension Plans			
	U.S. Plans	International Plans	Total	Total
Service cost	$ —	$ 10,717	$ 10,717	$ 895
Interest cost	1,841	37,718	39,559	695
Expected return on plan assets	(1,735)	(61,361)	(63,096)	—
Amortization of actuarial losses	2	3,991	3,993	—
Net periodic pension expense (income)	$ 108	$ (8,935)	$ (8,827)	$ 1,590

	2009			Post-retirement Benefit Plan
	Pension Plans			
	U.S. Plans	International Plans	Total	Total
Service cost	$ —	$ 9,641	$ 9,641	$ —
Interest cost	1,868	47,962	49,830	—
Expected return on plan assets	(1,507)	(57,531)	(59,038)	—
Amortization of actuarial losses	—	9,328	9,328	—
Net periodic pension expense	$ 361	$ 9,400	$ 9,761	$ —

The following table presents the changes in benefit obligations during 2010 and 2011 (in thousands):

	Pension Plans			Post-retirement Benefit Plans
	U.S. Plans	International Plans	Total	Total
Projected benefit obligation at January 30, 2010	$ 32,178	$ 903,807	$ 935,985	$ —
Service cost	—	10,717	10,717	895
Interest cost	1,841	37,718	39,559	695
Plan participants' contributions	—	1,427	1,427	—
Actuarial losses	761	22,049	22,810	—
Benefits paid	(1,349)	(47,551)	(48,900)	—
Prior service cost	—	—	—	23,691
Other	—	(3,202)	(3,202)	—
Currency translation adjustments	—	(13,723)	(13,723)	—
Projected benefit obligation at January 29, 2011	$ 33,431	$ 911,242	$ 944,673	$ 25,281
Service cost	—	9,987	9,987	1,765
Interest cost	1,864	42,934	44,798	1,479
Plan participants' contributions	—	1,455	1,455	—
Actuarial losses	4,816	37,388	42,204	9,264
Benefits paid	(1,493)	(55,668)	(57,161)	(491)
Other	—	11,031	11,031	—
Currency translation adjustments	—	(42,579)	(42,579)	—
Projected benefit obligation at January 28, 2012	$ 38,618	$ 915,790	$ 954,408	$ 37,298

The accumulated benefit obligation for the U.S. Plans and International Plans at January 28, 2012 was $38.6 million and $889.5 million, respectively. The accumulated benefit obligation for the U.S. Plans and International Plans at January 29, 2011 was $33.4 million and $885.8 million, respectively. The accumulated benefit obligation for the post-retirement benefit obligation was $37.3 million and $25.3 million at January 28, 2012 and January 29, 2011, respectively.

The following table presents the changes in pension plan assets for each of the defined benefit pension plans during 2010 and 2011 (in thousands):

	U.S. Plans	International Plans	Total
Fair value of plan assets at January 30, 2010	$ 24,836	$ 995,957	$ 1,020,793
Actual return on plan assets	3,760	116,697	120,457
Employer's contributions	1,206	13,504	14,710
Plan participants' contributions	—	1,427	1,427
Benefits paid	(1,349)	(47,551)	(48,900)
Amortization of unrecognized losses	(2)	(3,991)	(3,993)
Currency translation adjustments	—	(13,224)	(13,224)
Fair value of plan assets at January 29, 2011	$ 28,451	$ 1,062,819	$ 1,091,270
Actual return on plan assets	1,521	85,889	87,410
Employer's contributions	1,161	10,987	12,148
Plan participants' contributions	—	1,455	1,455
Benefits paid	(1,493)	(55,668)	(57,161)
Other	—	11,031	11,031
Amortization of unrecognized losses	—	(1,461)	(1,461)
Currency translation adjustments	—	(50,383)	(50,383)
Fair value of plan assets at January 28, 2012	$ 29,640	$ 1,064,669	$ 1,094,309

The funded status for the U.S. Plans and International Pension Plans at January 28, 2012 was $9.0 million underfunded and $148.9 million overfunded, respectively. The funded status for the U.S. Plans and International Pension Plans at January 29, 2011 was $5.0 million underfunded and $151.6 million overfunded, respectively.

Amounts recognized in the consolidated balance sheet consist of the following (in thousands):

	January 28, 2012			
	Pension Plans			Post-retirement Benefit Plans
	U.S. Plans	International Plans	Total	Total
Prepaid benefit cost (included in other assets)	$ —	$ 183,180	$ 183,180	$ —
Accrued benefit liability (included in other long-term obligations)	(8,978)	(34,301)	(43,279)	(37,298)
Accumulated other comprehensive loss	7,638	119,377	127,015	30,389
Net amount recognized	$ (1,340)	$ 268,256	$ 266,916	$ (6,909)

	January 29, 2011			
	Pension Plans			Post-retirement Benefit Plans
	U.S. Plans	International Plans	Total	Total
Prepaid benefit cost (included in other assets)	$ —	$ 182,476	$ 182,476	$ —
Accrued benefit liability (included in other long-term obligations)	(4,980)	(30,899)	(35,879)	(25,281)
Accumulated other comprehensive loss	2,655	105,613	108,268	21,616
Net amount recognized	$ (2,325)	$ 257,190	$ 254,865	$ (3,665)

Amounts recognized in accumulated other comprehensive loss that have not yet been recognized as components of net periodic pension and post-retirement costs at January 28, 2012 and January 29, 2011 are comprised of actuarial losses and prior service costs.

The amount of accumulated other comprehensive loss expected to be recognized as components of net periodic pension and post-retirement benefit costs during 2012 is approximately $2.0 million and $2.1 million, respectively.

There were no significant amendments to any of the Company's defined benefit pension plans or the post-retirement life insurance benefit plan in 2011 or 2010 that would have had a material effect on the consolidated statement of income in these periods.

Assumptions Used to Determine Plan Financial Information

The valuation of benefit obligations and net periodic pension and post-retirement benefit cost uses participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest rates and mortality rates.

The following table presents the assumptions used to measure the net periodic cost and the year-end benefit obligations for the defined benefit pension and post-retirement benefit plans for 2011, 2010 and 2009:

	2011		
	Pension Plans		
	U.S. Plans	International Plans	Post-retirement Benefit Plan
Weighted-average assumptions used to measure net periodic pension cost:			
Discount rate	5.7%	4.8%	4.9%
Expected return on plan assets	7.0%	6.4%	—%
Rate of compensation increase	—%	2.2%	3.0%
Weighted-average assumptions used to measure benefit obligations at year-end:			
Discount rate	4.7%	4.3%	4.9%
Rate of compensation increase	—%	2.1%	3.0%
Rate of pension increase	—%	1.1%	—%

	2010		
	Pension Plans		
	U.S. Plans	International Plans	Post-retirement Benefit Plan
Weighted-average assumptions used to measure net periodic pension cost:			
Discount rate	5.9%	4.6%	5.9%
Expected return on plan assets	7.0%	6.4%	—%
Rate of compensation increase	—%	2.2%	3.0%
Weighted-average assumptions used to measure benefit obligations at year-end:			
Discount rate	5.7%	4.8%	5.9%
Rate of compensation increase	—%	2.1%	3.0%
Rate of pension increase	—%	1.1%	—%

	2009	
	Pension Plans	
	U.S. Plans	International Plans
Weighted-average assumptions used to measure net periodic pension cost:		
Discount rate	6.8%	5.8%
Expected return on plan assets	7.0%	6.4%
Rate of compensation increase	—%	3.0%
Weighted-average assumptions used to measure benefit obligations at year-end:		
Discount rate	5.9%	4.5%
Rate of compensation increase	—%	2.1%
Rate of pension increase	—%	1.1%

The following table shows the effect on pension obligations at January 28, 2012 of a change in discount rate and other assumptions (in thousands):

	Change in Discount Rate				
	(.25%)		No change		0.25%
Change in rate of compensation increase:					
(.25%)	$	26,074	$	(1,616)	$ (27,452)
No change		27,563		—	(26,087)
0.25%		29,412		1,580	(24,763)
Change in rate of pension increase:					
(.25%)	$	4,792	$	(21,879)	$ (46,810)
No change		27,563		—	(26,087)
0.25%		51,876		22,930	(4,517)

The discount rate used is the interest rate on high quality (AA rated) corporate bonds that have a maturity approximating the term of the related obligations. In estimating the expected return on plan assets, appropriate consideration is taken into account of the historical performance for the major asset classes held, or anticipated to be held, by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

Staples' investment strategy for worldwide pension plan assets is to seek a competitive rate of return relative to an appropriate level of risk depending on the funded status of each plan. The majority of the plans' investment managers employ active investment management strategies with the goal of outperforming the broad markets in which they invest. Risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. A portion of the currency risk related to investments in equity securities, real estate and debt securities is hedged.

The target allocation reflects a risk/return profile Staples feels is appropriate relative to each plan's liability structure and return goals. Staples conducts periodic asset-liability studies for the plan assets in order to model various potential asset allocations in comparison to each plan's forecasted liabilities and liquidity needs.

Outside the United States, asset allocation decisions are typically made by an independent board of trustees. As in the U.S., investment objectives are designed to generate returns that will enable the plan to meet its future obligations. In some countries local regulations require adjustments in asset allocation, typically leading to a higher percentage in fixed income than would otherwise be deployed. Staples acts in a consulting and governance role via its board representatives in reviewing investment strategy, with final decisions on asset allocation and investment managers made by local trustees.

The Company's pension plans' actual and target asset allocations at January 28, 2012 and January 29, 2011 are as follows:

| | **January 28, 2012** | | | | | |
| | **Actual** | | | **Target** | | |
	U.S. Plans	International Plans	Total	U.S. Plans	International Plans	Total
Asset allocation:						
Equity securities	36%	31%	31%	40%	39%	39%
Debt securities	57%	49%	49%	60%	47%	47%
Real estate	7%	8%	8%	—%	8%	8%
Cash	—%	5%	5%	—%	—%	—%
Other	—%	7%	7%	—%	6%	6%
Total	100%	100%	100%	100%	100%	100%

| | **January 29, 2011** | | | | | |
| | **Actual** | | | **Target** | | |
	U.S. Plans	International Plans	Total	U.S. Plans	International Plans	Total
Asset allocation:						
Equity securities	41%	33%	33%	36%	39%	39%
Debt securities	59%	49%	49%	64%	48%	48%
Real estate	—%	9%	9%	—%	7%	7%
Cash	—%	3%	3%	—%	—%	—%
Other	—%	6%	6%	—%	6%	6%
Total	100%	100%	100%	100%	100%	100%

No pension plan assets are expected to be returned to the Company during 2012.

Information on Fair Value of Plan Assets

The fair values of the Company's pension plan assets at January 28, 2012 by asset category are as follows (in thousands):

| | **U.S. Pension Plans** | | | |
Asset Category:	Fair Market Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Unobservable Inputs Level 3
Equity securities(1)	$ 10,731	$ 10,731	$ —	$ —
Debt securities(2)	16,703	6,765	—	9,938
Real estate(3)	2,206	2,206	—	—
Total	$ 29,640	$ 19,702	$ —	$ 9,938

Asset Category:	International Pension Plans			
	Fair Market Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Unobservable Inputs Level 3
Equity securities(1)	$ 323,373	$ 295,455	$ 27,918	$ —
Debt securities(2)	524,357	517,346	7,011	—
Real estate(3)	88,871	80,824	8,047	—
Cash	56,980	56,980	—	—
Other(4)	71,088	15,026	56,062	—
Total	$ 1,064,669	$ 965,631	$ 99,038	$ —

(1) This category includes investments in equity securities of large, small and medium sized companies in the U.S. and in foreign companies, including those in developing countries. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(2) This category includes investments in investment grade fixed income instrument, U.S. dollar denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is issued to value the fund.

(3) This category includes investments in mortgage-backed and asset-backed securities. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(4) This category includes commodities of approximately $49.9 million and non-separated investments with insurance companies of approximately $13.1 million.

The change in the fair value for the pension assets valued using significant unobservable inputs (Level 3) was due to the following:

	U.S. Plans
Balance at January 29, 2011	$ 10,129
Actual Return on Plan Assets:	
Relating to assets still held at the reporting date	536
Relating to assets sold during the period	—
Purchases, sales and settlements	(727)
Balance at January 28, 2012	$ 9,938

Expected Benefit Payments and Contributions

The following table presents the expected benefit payments to pension plan participants for the next five years, and the aggregate for the following five years (in thousands):

	Pension Plans		
	U.S. Plans	International Plans	Total
2012	$ 1,674	$ 52,766	$ 54,440
2013	1,718	52,025	53,743
2014	1,827	52,621	54,448
2015	1,941	53,361	55,302
2016	2,045	52,907	54,952
2017-2021	11,974	258,290	270,264

These payments have been estimated based on the same assumptions used to measure the plans' projected benefit obligation at January 28, 2012 and include benefits attributable to estimated future compensation increases for the pension plans.

The 2012 expected benefit payments to plan participants not covered by the respective plan assets (that is, underfunded plans) represent a component of other long-term obligations in the consolidated balance sheet.

The following table presents, based on current assumptions, the Company's expected contributions for the next five years and the aggregate for the following five years (in thousands):

	Pension Plans		
	U.S. Plans	International Plans	Total
2012	$ 1,366	$ 13,341	$ 14,707
2013	1,483	13,715	15,198
2014	1,483	13,771	15,254
2015	1,465	13,860	15,325
2016	1,465	14,242	15,707
2017-2021	5,804	76,274	82,078

There are no expected benefit payments and contributions associated with the other post-retirement benefit plans.

Employees' 401(k) Savings Plan and Other Defined Contribution Plans

Staples' Employees' 401(k) Savings Plan (the "401(k) Plan") is available to all United States based employees of Staples who meet minimum age and length of service requirements. Beginning in 2009, contributions to the 401(k) Plan are made in cash and vest ratably over a five year period. The Supplemental Executive Retirement Plan (the "SERP Plan"), which is similar in many respects to the 401(k) Plan, is available to certain Company executives and other highly compensated employees, whose contributions to the 401(k) Plan are limited, and allows such individuals to supplement their contributions to the 401(k) Plan by making pre-tax contributions to the SERP Plan. Company contributions to the SERP Plan are based on a similar matching formula and vesting period.

The expense associated with the Company's match for the Staples 401(k) Savings Plan and for contributions made related to certain foreign defined contribution plans for 2011, 2010 and 2009 was $41.2 million, $35.6 million and $36.3 million, respectively.

NOTE L—Stockholders' Equity

Repurchase Program

On June 7, 2010, the Company resumed the share repurchase program which went into effect in the second quarter of 2007 (the "2007 Repurchase Plan"), allowing for the repurchase of $1.5 billion of Staples' common stock. Under the 2007 Repurchase Plan, a total of $1.28 billion was used to repurchase shares and $218.4 million was remaining when the plan was terminated and replaced by a new program in September 2011.

On September 13, 2011, the Company announced a new repurchase program that had been approved by the Board of Directors in September 2011 (the "2011 Repurchase Plan"). Under the 2011 Repurchase Plan, the Company was authorized to repurchase up to $1.5 billion of common stock in both open market and privately negotiated transactions. The program has no expiration date and may be suspended or discontinued at any time. Under the 2011 Repurchase Plan, a total of $182.5 million was used to repurchase 12.6 million shares as of January 28, 2012. The Company has the authority to repurchase up to $1.32 billion under the share repurchase program as of January 28, 2012.

Outstanding Shares

The following summarizes the activity related to our outstanding shares (in thousands):

	January 28, 2012	January 29, 2011	January 30, 2010
Outstanding at beginning of fiscal year	709,458	718,010	704,907
Repurchases	(37,315)	(17,817)	—
Releases	3,387	3,574	2,988
Issuance of stock for exercises of common stock options and sales under Employee Stock Purchase Plans	7,081	5,691	10,115
Outstanding at end of fiscal year	682,611	709,458	718,010

NOTE M—Computation of Earnings per Common Share

The computation of basic and diluted earnings per share for 2011, 2010 and 2009 is as follows (in thousands, except per share data):

	2011	2010	2009
Numerator:			
Net income attributed to Staples, Inc.	$ 984,656	$ 881,948	$ 738,671
Denominator:			
Weighted-average common shares outstanding	694,986	715,596	709,744
Effect of dilutive securities:			
Employee stock options, Restricted Shares and Performance Shares	9,033	10,624	12,094
Weighted-average common shares outstanding assuming dilution	704,019	726,220	721,838
Basic earnings per common share	$ 1.42	$ 1.23	$ 1.04
Diluted earnings per common share	$ 1.40	$ 1.21	$ 1.02

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. Options to purchase 41.3 million shares, 13.3 million shares and 12.7 million shares of Staples common stock were excluded from the calculation of diluted earnings per share for 2011, 2010 and 2009, respectively.

NOTE N—Segment Reporting

Staples has three reportable segments: North American Delivery, North American Retail and International Operations. The North American Delivery segment consists of the U.S. and Canadian businesses that sell and deliver office products and services directly to consumers and businesses and includes Staples Advantage, Staples.com and Quill.com. The North American Retail segment consists of the U.S. and Canadian businesses that operate stores that sell office products and services. The International Operations segment consists of businesses that operate stores and that sell and deliver office products and services directly to consumers and businesses in 24 countries in Europe, Australia, South America and Asia.

Staples evaluates performance and allocates resources based on profit or loss from operations before integration and restructuring costs, stock-based compensation, interest and other expense, non-recurring items and the impact of changes in accounting principles ("business unit income"). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note A. Intersegment sales and transfers are recorded at Staples' cost; therefore, there is no intercompany profit or loss recognized on these transactions.

Staples' North American Delivery and North American Retail segments are managed separately because the way they market products is different, the classes of customers they service may be different and the distribution methods used to deliver products to customers are different. The International Operations are considered a separate reportable segment because of the significant differences in the operating environment from the North American operations.

The following is a summary of sales, business unit income, and significant accounts and balances by reportable segment (in thousands):

	2011	2010	2009
Sales:			
North American Delivery	$ 10,056,011	$ 9,849,218	$ 9,640,390
North American Retail	9,660,847	9,529,757	9,364,190
International Operations	5,305,334	5,166,138	5,270,871
Total segment sales	$ 25,022,192	$ 24,545,113	$ 24,275,451
Business Unit Income:			
North American Delivery	$ 877,867	$ 841,429	$ 786,723
North American Retail	804,396	770,122	774,529
International Operations	97,993	166,606	122,028
Business unit income	1,780,256	1,778,157	1,683,280
Depreciation & Amortization:			
North American Delivery	$ 149,826	$ 157,960	$ 175,058
North American Retail	199,885	217,177	229,362
International Operations	132,345	123,726	148,021
Total depreciation & amortization	$ 482,056	$ 498,863	$ 552,441
Capital Expenditures:			
North American Delivery	$ 131,295	$ 140,247	$ 93,309
North American Retail	169,652	183,828	133,161
International Operations	82,707	84,814	86,758
Total capital expenditures	$ 383,654	$ 408,889	$ 313,228

The following is a reconciliation of total business unit income to consolidated income before income taxes (in thousands):

	2011	2010	2009
Total business unit income	$ 1,780,256	$ 1,778,157	$ 1,683,280
Stock-based compensation	(151,822)	(146,879)	(174,691)
Integration and restructuring costs	—	(57,765)	(84,244)
Impact of wage and hour settlement	—	—	(42,000)
Interest and other expense, net	(169,293)	(216,918)	(226,451)
Consolidated income before income taxes	$ 1,459,141	$ 1,356,595	$ 1,155,894

The following table shows our assets by reportable segment (in thousands):

	January 28, 2012	January 29, 2011	January 30, 2010
Assets:			
North American Delivery	$ 4,725,434	$ 4,999,421	$ 4,998,220
North American Retail	3,313,281	3,165,648	3,145,853
International Operations	5,391,907	5,746,598	5,573,261
Total consolidated assets	$ 13,430,622	$ 13,911,667	$ 13,717,334

The following table shows our sales by each major category as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Office supplies	43.9%	43.3%	43.1%
Services	6.0%	5.5%	5.2%
Office machines and related products	30.1%	30.7%	31.3%
Computers and related products	15.0%	15.3%	15.2%
Office furniture	5.0%	5.2%	5.2%
	100.0%	100.0%	100.0%

Geographic Information:

	2011		2010		2009	
Sales:						
United States	$	16,643,255	$	16,462,822	$	16,343,340
Canada		3,073,603		2,916,153		2,661,238
International		5,305,334		5,166,138		5,270,873
Total consolidated sales	$	25,022,192	$	24,545,113	$	24,275,451

	January 28, 2012		January 29, 2011		January 29, 2011	
Long-lived Assets:						
United States	$	3,381,719	$	3,461,083	$	3,561,702
Canada		274,679		281,555		263,761
International		2,875,846		3,023,609		3,028,198
Total consolidated long-lived assets	$	6,532,244	$	6,766,247	$	6,853,661

NOTE O—Guarantor Subsidiaries

Under the terms of the Company's November 2014 Revolving Credit Facility, the October 2012 Notes and the January 2014 Notes, the Guarantor Subsidiaries (as defined in Note E) guarantee repayment of the debt. The debt is fully and unconditionally guaranteed on an unsecured, joint and several basis by the Guarantor Subsidiaries. The term of guarantees is equivalent to the term of the related debt. The following condensed consolidating financial data is presented for the holders of the October 2012 Notes and the January 2014 Notes and illustrates the composition of Staples, Inc. (the "Parent Company"), Guarantor Subsidiaries, and non-guarantor subsidiaries as of January 28, 2012 and January 29, 2011 and for the years ended January 28, 2012, January 29, 2011 and January 30, 2010. The Guarantor Subsidiaries are wholly owned by Staples, Inc. The non-guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of Staples.

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

Condensed Consolidating Balance Sheet
January 28, 2012
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 385,279	$ 43,323	$ 835,547	$ —	$ 1,264,149
Merchandise inventories, net	—	1,437,074	994,771	—	2,431,845
Other current assets	68,608	1,188,378	1,337,840	—	2,594,826
Total current assets	453,887	2,668,775	3,168,158	—	6,290,820
Net property, equipment and other assets	671,787	1,165,840	1,320,045	—	3,157,672
Goodwill	1,644,728	156,303	2,181,099	—	3,982,130
Investment in affiliates and intercompany, net	5,951,426	6,935,956	10,988,680	(23,876,062)	—
Total assets	$ 8,721,828	$ 10,926,874	$ 17,657,982	$ (23,876,062)	$ 13,430,622
Total current liabilities	$ (13,544)	$ 2,314,411	$ 1,773,411	$ —	$ 4,074,278
Total long-term liabilities	1,713,159	195,852	425,120	—	2,334,131
Total stockholders' equity	7,022,213	8,416,611	15,459,451	(23,876,062)	7,022,213
Total liabilities and stockholders' equity	$ 8,721,828	$ 10,926,874	$ 17,657,982	$ (23,876,062)	$ 13,430,622

Condensed Consolidating Balance Sheet
As of January 29, 2011
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 406,821	$ 38,298	$ 1,016,138	$ —	$ 1,461,257
Merchandise inventories, net	—	1,396,667	962,506	—	2,359,173
Other current assets	64,699	1,147,433	1,435,605	—	2,647,737
Total current assets	471,520	2,582,398	3,414,249	—	6,468,167
Net property, equipment and other assets	742,833	1,246,194	1,381,311	—	3,370,338
Goodwill	1,617,937	154,527	2,300,698	—	4,073,162
Investment in affiliates and intercompany, net	6,691,832	4,783,397	7,001,204	(18,476,433)	—
Total assets	$ 9,524,122	$ 8,766,516	$ 14,097,462	$ (18,476,433)	$ 13,911,667
Total current liabilities	$ 875,100	$ 1,454,741	$ 1,963,752	$ —	$ 4,293,593
Total long-term liabilities	1,697,841	562,027	407,025	—	2,666,893
Total stockholders' equity	6,951,181	6,749,748	11,726,685	(18,476,433)	6,951,181
Total liabilities and stockholders' equity	$ 9,524,122	$ 8,766,516	$ 14,097,462	$ (18,476,433)	$ 13,911,667

Condensed Consolidating Statement of Income
For the year ended January 28, 2012
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 15,303,379	$ 9,718,813	$ —	$ 25,022,192
Cost of goods sold and occupancy costs	11,328	11,383,452	6,885,584	—	18,280,364
Gross (loss) profit	(11,328)	3,919,927	2,833,229	—	6,741,828
Operating and other (income) expenses	(995,984)	3,096,381	2,181,477	1,000,813	5,282,687
Consolidated income (loss) before income taxes	984,656	823,546	651,752	(1,000,813)	1,459,141
Income tax expense	—	307,177	168,131	—	475,308
Consolidated net income (loss)	984,656	516,369	483,621	(1,000,813)	983,833
Loss attributed to the noncontrolling interests	—	—	(823)	—	(823)
Net income (loss) attributed to Staples, Inc.	$ 984,656	$ 516,369	$ 484,444	$ (1,000,813)	$ 984,656

Condensed Consolidating Statement of Income
For the year ended January 29, 2011
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 14,900,355	$ 9,644,758	$ —	$ 24,545,113
Cost of goods sold and occupancy costs	11,277	11,126,849	6,800,832	—	17,938,958
Gross (loss) profit	(11,277)	3,773,506	2,843,926	—	6,606,155
Operating and other (income) expenses	(893,225)	3,072,351	2,154,558	915,876	5,249,560
Consolidated income (loss) before income taxes	881,948	701,155	689,368	(915,876)	1,356,595
Income tax expense	—	318,705	149,321	—	468,026
Consolidated net income (loss)	881,948	382,450	540,047	(915,876)	888,569
Income attributed to the noncontrolling interests	—	—	6,621	—	6,621
Net income (loss) attributed to Staples, Inc.	$ 881,948	$ 382,450	$ 533,426	$ (915,876)	$ 881,948

Condensed Consolidating Statement of Income
For the year ended January 30, 2010
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 13,577,862	$ 10,697,589	$ —	$ 24,275,451
Cost of goods sold and occupancy costs	11,324	10,043,973	7,746,251	—	17,801,548
Gross (loss) profit	(11,324)	3,533,889	2,951,338	—	6,473,903
Operating and other (income) expenses	(749,995)	2,956,530	2,261,707	849,767	5,318,009
Consolidated income (loss) before income taxes	738,671	577,359	689,631	(849,767)	1,155,894
Income tax expense	—	174,152	224,631	—	398,783
Consolidated net income (loss)	738,671	403,207	465,000	(849,767)	757,111
Income attributed to the noncontrolling interests	—	—	18,440	—	18,440
Net income (loss) attributed to Staples, Inc.	$ 738,671	$ 403,207	$ 446,560	$ (849,767)	$ 738,671

Condensed Consolidating Statement of Cash Flows
For the year ended January 28, 2012
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 1,334,183	$ 197,956	$ 44,336	$ 1,576,475
Investing activities:				
Acquisition of property and equipment	(49,863)	(206,150)	(127,641)	(383,654)
Cash used in investing activities	(49,863)	(206,150)	(127,641)	(383,654)
Financing activities:				
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	73,866	—	—	73,866
Proceeds from borrowings	93,856	12,378	195,609	301,843
Payments on borrowings, including payment of deferred financing fees	(567,419)	—	(253,212)	(820,631)
Purchase of noncontrolling interest	—	—	(10,000)	(10,000)
Cash dividends paid	(277,936)	—	—	(277,936)
Excess tax benefits from stock-based compensation arrangements	812	841	152	1,805
Purchase of treasury stock, net	(629,041)	—	—	(629,041)
Cash (used in) provided by financing activities	(1,305,862)	13,219	(67,451)	(1,360,094)
Effect of exchange rate changes on cash and cash equivalents	—	—	(29,835)	(29,835)
Net (decrease) increase in cash and cash equivalents	(21,542)	5,025	(180,591)	(197,108)
Cash and cash equivalents at beginning of period	406,821	38,298	1,016,138	1,461,257
Cash and cash equivalents at end of period	$ 385,279	$ 43,323	$ 835,547	$ 1,264,149

Condensed Consolidating Statement of Cash Flows
For the year ended January 29, 2011
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 479,783	$ 198,293	$ 768,415	$ 1,446,491
Investing activities:				
Acquisition of property and equipment	(56,984)	(214,319)	(137,586)	(408,889)
Acquisition of businesses, net of cash acquired	—	—	(63,066)	(63,066)
Cash used in investing activities	(56,984)	(214,319)	(200,652)	(471,955)
Financing activities:				
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	85,429	—	—	85,429
Proceeds from borrowings	71,033	—	130,533	201,566
Payments on borrowings	(96,207)	—	(111,271)	(207,478)
Cash dividends paid	(258,746)	—	—	(258,746)
Purchase of noncontrolling interest	—	—	(360,595)	(360,595)
Purchase of treasury stock, net	(398,582)	—	—	(398,582)
Cash used in financing activities	(597,073)	—	(341,333)	(938,406)
Effect of exchange rate changes on cash and cash equivalents	—	—	9,308	9,308
Net (decrease) increase in cash and cash equivalents	(174,274)	(16,026)	235,738	45,438
Cash and cash equivalents at beginning of period	581,095	54,324	780,400	1,415,819
Cash and cash equivalents at end of period	$ 406,821	$ 38,298	$ 1,016,138	$ 1,461,257

Condensed Consolidating Statement of Cash Flows
For the year ended January 30, 2010
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 1,709,923	$ 159,872	$ 214,413	$ 2,084,208
Investing activities:				
Acquisition of property and equipment	(42,737)	(155,684)	(114,807)	(313,228)
Cash used in investing activities	(42,737)	(155,684)	(114,807)	(313,228)
Financing activities:				
Payments on issuance of commercial paper	(1,195,557)	—	—	(1,195,557)
Proceeds from borrowings	869,380	—	342,044	1,211,424
Payments on borrowings, including payment of deferred financing fees	(721,044)	—	(224,289)	(945,333)
Purchase of treasury stock, net	(30,661)	—	—	(30,661)
Excess tax benefits from stock-based compensation arrangements	3,452	5,053	258	8,763
Cash dividends paid	(236,874)	—	—	(236,874)
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	150,958	—	—	150,958
Cash (used in) provided by financing activities	(1,160,346)	5,053	118,013	(1,037,280)
Effect of exchange rate changes on cash and cash equivalents	—	—	48,345	48,345
Net increase in cash and cash equivalents	506,840	9,241	265,964	782,045
Cash and cash equivalents at beginning of period	74,255	45,083	514,436	633,774
Cash and cash equivalents at end of period	$ 581,095	$ 54,324	$ 780,400	$ 1,415,819

NOTE P—Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued and no events or transactions have occurred that require disclosure or adjustment to these consolidated financial statements.

NOTE Q—Quarterly Summary (Unaudited)

	(In thousands, except per share amounts)			
	First Quarter	Second Quarter(1)	Third Quarter	Fourth Quarter
Fiscal Year Ended January 28, 2012				
Sales	$ 6,172,938	$ 5,819,612	$ 6,569,927	$ 6,459,715
Gross profit	1,636,393	1,540,380	1,832,781	1,732,274
Net income attributed to Staples, Inc.	198,245	176,438	326,380	283,593
Basic earnings per common share	$ 0.28	$ 0.25	$ 0.47	$ 0.41
Diluted earnings per share	$ 0.28	$ 0.25	$ 0.47	$ 0.41

	First Quarter(2)	Second Quarter(3)	Third Quarter(4)	Fourth Quarter(5)
Fiscal Year Ended January 29, 2011				
Sales	$ 6,057,795	$ 5,534,240	$ 6,537,676	$ 6,415,402
Gross profit	1,619,055	1,462,708	1,803,748	1,720,644
Net income attributed to Staples, Inc.	188,770	129,756	288,680	274,742
Basic earnings per common share	$ 0.26	$ 0.18	$ 0.40	$ 0.39
Diluted earnings per share	$ 0.26	$ 0.18	$ 0.40	$ 0.38

(1) Results of operation for this period include a $20.8 million tax benefit related to a refund due to Corporate Express from the Italian government that was previously deemed uncollectible, which was recorded as a discrete item.

(2) Results of operation for this period include a $13.1 million charge, net of taxes ($0.02 per diluted share) related to integration and restructuring costs.

(3) Results of operation for this period include a $13.5 million charge, net of taxes ($0.02 per diluted share) related to integration and restructuring costs.

(4) Results of operation for this period include a $5.6 million charge, net of taxes ($0.01 per diluted share) related to integration and restructuring costs.

(5) Results of operation for this period include a $4.6 million charge, net of taxes ($0.01 per diluted share) related to integration and restructuring costs.

Staples, Inc.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable Allowance for Doubtful Accounts

Valuation and qualifying account information related to operations is as follows (in thousands):

	Balance at Beginning of Period	Additions Charged to Expense	Deductions— Write-offs, Payments and Other Adjustments	Balance at End of Period
Fiscal year ended:				
January 30, 2010	$ 57,293	$ 45,754	$ 40,023	$ 63,024
January 29, 2011	63,024	20,679	28,355	55,348
January 28, 2012	55,348	23,622	33,008	45,962

EXHIBIT INDEX

Exhibit No.	Description
3.1^	Restated Certificate of Incorporation, dated as of September 29, 2008. Filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended November 1, 2008.
3.2^	Amended and Restated By-laws of the Company, as amended, dated March 10, 2009.
4.1^	Indenture, dated September 30, 2002, for the 7.375% Senior Notes due 2012, by and among the Company, the Guarantor Subsidiaries and HSBC Bank USA. Filed as Exhibit 4.1 to the Company's Form 8-K filed on October 8, 2002.
4.2^	First Supplemental Indenture (7.375% Senior Notes), entered into as of February 1, 2004, to Indenture, dated as of September 30, 2002, by and among the Company, the Subsidiary Guarantors, the Initial Subsidiary Guarantors and HSBC Bank. Filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended May 1, 2004.
4.3^	Indenture, dated January 15, 2009, for the 9.75% Senior Notes due 2014, by and among the Company, the Guarantor Subsidiaries and HSBC Bank (USA) Inc. Filed as Exhibit 4.1 to the Company's Form 8-K filed on January 21, 2009.
4.4^	Form of 9.75% Senior Note due 2014. Filed as Exhibit 4.2 to the Company's Form 8-K filed on January 21, 2009.
10.1^	Credit Agreement, dated November 4, 2010, by and among Staples, Inc., the lenders named therein, Bank of America, N.A., as Administrative Agent, Barclays Capital and HSBC Bank USA, National Association, as Co-Syndication Agents, and Wells Fargo Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Documentation Agents, with Merrill Lynch, Pierce Fenner & Smith Incorporated, Barclays Capital and HSBC Securities (USA) Inc. having acted as joint lead arrangers and joint bookrunners (including schedules and exhibits). Filed as Exhibit 10.1 to the Company's Form 8-K filed on November 4, 2010
10.2^	Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, Banc of America Securities LLC and the other parties thereto. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended on August 2, 2008.
10.3^	Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, Lehman Brothers Inc. and the other parties thereto. Filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended on August 2, 2008.
10.4^	Letter, dated as of September 29, 2008, assigning Lehman Brothers Inc. interests to Barclays Capital Inc., for the Amended and Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, Lehman Brothers Inc. and the other parties thereto. Filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended on November 1, 2008.
10.5^	Commercial Paper Dealer Agreement, dated as of September 19, 2008, among the Company, JP Morgan Securities Inc. and the other parties thereto. Filed as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended on November 1, 2008.
10.6*^	Amended and Restated 2004 Stock Incentive Plan, as amended. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on October 30, 2010.
10.7*^	Form of Non-Employee Director Restricted Stock Award Agreement (Initial Grant) under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended on January 31, 2009.
10.8*^	Form of Non-Employee Director Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on April 30, 2011.
10.9*^	Form of Non-Employee Director Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended on April 30, 2011.
10.10*^	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.12 to the Company's Form 10-K for the fiscal year ended January 30, 2010.

Exhibit No.	Description
10.11*^	Form of Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on May 1, 2010.
10.12*^	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended on May 1, 2010.
10.13*^	Form of Performance Share Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on July 31, 2010.
10.14*^	Form of Performance Share Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.3 to the Company's Form 8-K filed on June 10, 2009.
10.15*^**	Performance Share Award Agreement, dated as of March 8, 2007, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended May 5, 2007.
10.16*^	Restricted Stock Award Agreement, dated as of March 8, 2007, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.7 to the Company's Form 10-Q for the quarter ended May 5, 2007.
10.17*^	Amended and Restated 1992 Equity Incentive Plan, as amended. Filed as Exhibit 10.21 to the Company's Form 10-K for the fiscal year ended February 2, 2008.
10.18*^	Amended and Restated 1990 Director Stock Option Plan, as amended. Filed as Exhibit 10.22 to the Company's Form 10-K for the fiscal year ended February 2, 2008.
10.19*^	1997 United Kingdom Company Share Option Scheme. Filed as Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended on January 31, 1998.
10.20*^	1997 UK Savings Related Share Option Scheme. Filed as Exhibit 10.5 to the Company's Form 10-K for the fiscal year ended on February 1, 2003.
10.21*^	Amended and Restated 1998 Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.1 to the Company's Form 8-K filed on June 10, 2009.
10.22*^	Amended and Restated International Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.2 to the Company's Form 8-K filed on June 10, 2009.
10.23*+	2012 Employee Stock Purchase Plan.
10.24*^	Non-Management Director Compensation Summary. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended April 30, 2011.
10.25*^	Executive Officer Incentive Plan for fiscal years 2008 through 2012. Filed as Exhibit 10.3 to the Company's Form 8-K filed on June 13, 2008.
10.26*^	Amendment to Executive Officer Incentive Plan. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended on May 1, 2010.
10.27*^	Staples, Inc. Long Term Cash Incentive Plan. Filed as Exhibit 10.1 to the Company's Form 8-K filed on June 11, 2010.
10.28*^	Form of Severance Benefits Agreement signed by executive officers of the Company. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended on April 29, 2006.
10.29*^	Form of Non-Compete and Non-Solicitation Agreement signed by executive officers of the Company. Filed as Exhibit 10.6 to the Company's Form 10-K for the fiscal year ended January 29, 2000.
10.30*^	Form of Proprietary and Confidential Information Agreement signed by executive officers of the Company. Filed as Exhibit 10.30 to the Company's Form 10-K for the fiscal year ended on February 1, 2003.
10.31*^	Form of Indemnification Agreement signed by executive officers and directors of the Company. Filed as Exhibit 10.34 to the Company's Form 10-K for the fiscal year ended on January 31, 2009.
10.32*+	Form of Outside Directorship Agreement.
10.33*^	Offer Letter, dated as of July 30, 2003, by and between the Company and Michael A. Miles. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on November 1, 2003.
10.34*^	Second Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on April 29, 2006.

Exhibit No.	Description
10.35*^	Amendment, dated December 22, 2008, to Second Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.37 to the Company's Form 10-K for the fiscal year ended on January 31, 2009.
10.36*^	Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and John J. Mahoney. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended on April 29, 2006.
10.37*^	Amendment, dated December 23, 2008, to Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and John J. Mahoney. Filed as Exhibit 10.39 to the Company's Form 10-K for the fiscal year ended on January 31, 2009.
10.38*^	Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Michael A. Miles. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended on April 29, 2006.
10.39*^	Amendment, dated December 31, 2008, to Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Michael A. Miles. Filed as Exhibit 10.41 to the Company's Form 10-K for the fiscal year ended on January 31, 2009.
10.40*^	Long Term Care Insurance Plan Summary. Filed as Exhibit 10.39 to the Company's Form 10-K for the fiscal year ended on January 29, 2011.
10.41*^	Survivor Benefit Plan. Filed as Exhibit 10.24 to the Company's Form 10-K for the fiscal year ended on January 29, 2005.
10.42*+	Executive Life Insurance Plans Summary of Provisions.
10.43*^	Amended and Restated Supplemental Executive Retirement Plan. Filed as Exhibit 10.2 to the Company's Form 8-K filed on June 11, 2010.
10.44*^	Policy on Personal Use of Corporate Aircraft. Filed as Exhibit 10.28 to the Company's Form 10-K for the fiscal year ended on January 29, 2005.
10.45*+	Senior Executive Long Term Disability Supplemental Coverage Reimbursement Policy.
10.46*^	Tax Services Reimbursement. Filed as Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended on January 29, 2011.
14.1^	Code of Ethics. Filed as Exhibit 14.1 to the Company's Form 10-K for the fiscal year ended on January 29, 2011.
21.1+	Subsidiaries of the Company.
23.1+	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1+	Principal Executive Officer—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Principal Financial Officer—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++	Principal Executive Officer—Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2++	Principal Financial Officer—Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS+	XBRL Instance Document.
101.SCH+	XBRL Taxonomy Extension Schema Document.
101.CAL+	XBRL Taxonomy Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Definition Linkbase Document.
101.LAB+	XBRL Taxonomy Label Linkbase Document.
101.PRE+	XBRL Taxonomy Presentation Linkbase Document.

*   A management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 15(b) of Form 10-K.

**   Portions of the exhibit have been omitted pursuant to a grant of confidential treatment.

^   An exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Unless otherwise indicated, such exhibit was filed under Commission File Number 0-17586.

+   Filed herewith.

++   Furnished herewith.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statements on Form S-3 (Nos. 333-58743, 333-81503, 333-124024, and 333-155855) of Staples, Inc. and
2) Registration Statements on Form S-8 (Nos. 333-36713, 333-36715, 333-39991, 333-39993, 333-64545, 333-73383, 333-87971, 333-68428, 333-68430, 333-68432, 333-116644, 333-128449, 333-153405, 333-159875, 333-167378 and 333-178383) of Staples, Inc.;

of our reports dated February 29, 2012, with respect to the consolidated financial statements and schedules of Staples, Inc. and the effectiveness of internal control over financial reporting of Staples, Inc., included in this Annual Report (Form 10-K) for the year ended January 28, 2012.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 29, 2012

Exhibit 31.1

Principal Executive Officer Certification

I, Ronald L. Sargent, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Staples, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ Ronald L. Sargent
Ronald L. Sargent
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Principal Financial Officer Certification

I, Christine T. Komola, certify that:

1. I have reviewed this Annual Report on Form 10-K of Staples, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ Christine T. Komola
Christine T. Komola
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Principal Executive Officer Certification

In connection with the annual report on Form 10-K of Staples, Inc. (the "Company") for the period ended January 28, 2012 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), the undersigned, Ronald L. Sargent, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 29, 2012

/s/ Ronald L. Sargent
Ronald L. Sargent
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Principal Financial Officer Certification

In connection with the annual report on Form 10-K of Staples, Inc. (the "Company") for the period ended January 28, 2012 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), the undersigned, Christine T. Komola, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 29, 2012

/s/ Christine T. Komola
Christine T. Komola
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Corporate Information

Corporate Offices

Staples, Inc.
500 Staples Drive
Framingham, MA 01702
Telephone: 508-253-5000
Internet address: staples.com

Transfer Agent and Registrar

Computershare is the Transfer Agent and Registrar for the Staples, Inc. common stock and maintains stockholder accounting records. Please contact the Transfer Agent directly concerning changes in address, name or ownership, lost certificates and consolidation of multiple accounts. When corresponding with the Transfer Agent, stockholders should reference the exact name(s) in which the Staples stock is registered as well as the certificate number.

Computershare Shareowner Services LLC

480 Washington Boulevard
Jersey City, NJ 07310

Telephone:
Domestic Shareowners: 888-875-9002
Foreign Shareowners: 201-680-6578

Hearing Impaired:
Domestic Shareowners: 800-231-5469
Foreign Shareowners: 201-680-6610

Internet Address:
computershare.com

Financial Information

To request financial documents such as this Annual Report, which contains Staples' Form 10-K for the fiscal year ended January 28, 2012, as filed with the Securities and Exchange Commission, please visit Staples' web site, staples.com, call our toll-free investor hotline at 800-INV-SPL1 (800-468-7751), or send a written request to the attention of Investor Relations at Staples' corporate address.

Investor Relations

Investor inquiries may be directed to:
Christopher Powers,
Director, Investor Relations
Telephone: 800-468-7751
Email: investor@staples.com

General Information

Members of the media or others seeking general information about Staples should contact the Corporate Communications Department at 508-253-8530.

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Dividend

On March 6, 2012, Staples, Inc. announced that its Board of Directors had declared a quarterly cash dividend on Staples, Inc. common stock of $0.11 per share, an increase of 10 percent over the previous quarterly cash dividend of $0.10 per share. On an annualized basis, the quarterly dividend is equal to $0.44 per share compared to $0.40 per share that the Company paid in 2011. The first quarter 2012 cash dividend was paid on April 12, 2012, to shareholders of record on March 23, 2012.

Direct Stock Purchase Plan and Dividend Reinvestment

Purchase of Staples, Inc. common stock can be made through a Direct Stock Purchase Plan administered by Computershare. Dividends on Staples, Inc. common stock may be automatically invested in additional shares. Contact Computershare at 888-875-9002 for more information.

Stock Splits

Record Date	Effective Date	Split
06/26/91	07/10/91	3 for 2
11/29/93	12/13/93	3 for 2
10/14/94	10/28/94	3 for 2
07/14/95	07/24/95	3 for 2
03/15/96	03/25/96	3 for 2
01/20/98	01/30/98	3 for 2
01/18/99	01/28/99	3 for 2
03/29/05	04/15/05	3 for 2

Board of Directors

Basil L. Anderson
Retired Vice Chairman,
Staples, Inc.

Arthur M. Blank
Owner and Chairman, Atlanta Falcons
and Lead Director, Staples, Inc.

Mary Elizabeth Burton
Former Chief Executive Officer,
Zale Corporation

Justin King
Chief Executive Officer and
Chairman of the Operating Board,
J Sainsbury plc

Carol Meyrowitz
Chief Executive Officer,
The TJX Companies, Inc.

Rowland T. Moriarty
Chairman of the Board,
CRA International, Inc.

Robert C. Nakasone
Chief Executive Officer,
NAK Enterprises, L.L.C.

Ronald L. Sargent
Chairman and Chief Executive Officer,
Staples, Inc.

Elizabeth A. Smith
Chairman and Chief Executive Officer,
OSI Restaurant Partners, LLC

Robert E. Sulentic
President,
CB Richard Ellis Group, Inc.

Vijay Vishwanath
Partner,
Bain & Company

Paul F. Walsh
Former Chairman and
Chief Executive Officer,
eFunds Corporation



